

06012800

April 14, 2006

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

SUPPL

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from December 1 2005 to January 31 2006.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Yours faithfully,

By: _____

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM DECEMBER 1, 2005 TO JANUARY 31, 2006

A. JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report for fiscal 2005 (Exhibit A1)
    See Annex B for a brief description.

2. Interim Securities Report for fiscal 2005(*) (Exhibit A2)
    See Annex B for a brief description.

3. Extraordinary Reports:
    See Annex B for a brief description.

    Extraordinary Report dated January 6, 2006 (Exhibit A3).

4. Amendment Reports of Extraordinary Reports:
    See Annex B for a brief description.

    (a) Amendment Report of Extraordinary Report dated January 23, 2006 (Exhibit A4(a)).
    (b) Amendment Report of Extraordinary Report dated January 24, 2006 (Exhibit A4(b)).

5. Public Announcements:

    (a) "Notice regarding Recommendation Issued by Fair Trade Commission of Japan to Sumitomo Mitsui Banking Corporation" dated December 2, 2005 (Exhibit A5(a)). (summary English translations attached)
    (b) "Sumitomo Mitsui Banking Corporation Accepts Recommendation Issued by Fair Trade Commission of Japan" dated December 12, 2005 (Exhibit A5(b)). (summary English translations attached)
    (c) "Progress Reports on the Plan for Strengthening the Financial Base" dated December 27, 2005 (Exhibit A5(c)). (summary English translations attached)
    (d) "Notice regarding Issuance of New Shares, Disposition of Treasury Shares and Offering for Sale of Shares" dated January 6, 2006 (Exhibit A5(d)).
        See Annex B for a brief description.
    (e) "Notice regarding Determination of Issue Price and Offer Price" dated January 23, 2006 (Exhibit A5(e)).
        See Annex B for a brief description.
    (f) "Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." dated January 31, 2006 (Exhibit A5(f)). (summary English translations attached)

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Securities Report for fiscal 2005 (Exhibit A1)

   Interim Securities Report for fiscal 2005 submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMFG.

2. Interim Securities Report for fiscal 2005(*) (Exhibit A2)

   Interim Securities Report for fiscal 2005, submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMBC.

3. Extraordinary Reports:

   Report to the Minister of Finance concerning a sales of common stock. (Exhibit A3)

4. Amendment Reports of Extraordinary Reports:

   (a) Report to the Minister of Finance concerning an amendment of Extraordinary Report dated January 6 regarding a sales of common stock. (Exhibit A4(a))
   (b) Report to the Minister of Finance concerning an amendment of Extraordinary Report dated January 6 regarding a sales of common stock. (Exhibit A4(b))

5. Public Announcements:

   (d) "Notice regarding Issuance of New Shares, Disposition of Treasury Shares and Offering for Sale of Shares", press release filed to the Tokyo Stock Exchange on January 6, 2006, announcing the issuance of new shares, disposition of treasury shares and offering for sale of shares. (Exhibit A5(d))
   (e) "Notice regarding Determination of Issue Price and Offer Price", press release filed to the Tokyo Stock Exchange on January 23, 2006, announcing the determination of issue price, offer price, and other conditions, with regard to the press release published on January 6, 2006. (Exhibit A5(e))

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

# # # # # # # #

半 期 報 告 書

（第4期中）　　自　平成17年4月1日
　　　　　　　　至　平成17年9月30日

株式会社 三井住友フィナンシャルグループ

(501094)

第４期中（自平成17年４月１日　至平成17年９月30日）

半 期 報 告 書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織（EDINET）を使用して、平成17年12月６日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友フィナンシャルグループ

目　　　次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成17年12月6日
【中間会計期間】	第4期中(自 平成17年4月1日 至 平成17年9月30日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長 北 山 禎 介
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長 正 脇 久 昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所
	(東京都中央区日本橋兜町2番1号)
	株式会社大阪証券取引所
	(大阪市中央区北浜一丁目8番16号)
	株式会社名古屋証券取引所
	(名古屋市中区栄三丁目3番17号)

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 主要な経営指標等の推移

		平成15年度中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	平成16年度中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)	平成17年度中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)	平成15年度 (自 平成15年4月1日 至 平成16年3月31日)	平成16年度 (自 平成16年4月1日 至 平成17年3月31日)
連結経常収益	百万円	1,760,835	1,778,173	1,757,879	3,552,510	3,580,796
連結経常利益 (△は連結経常損失)	百万円	165,508	114,100	463,768	342,844	△30,293
連結中間純利益	百万円	143,492	53,372	392,327	—	—
連結当期純利益 (△は連結当期純損失)	百万円	—	—	—	330,414	△234,201
連結純資産額	百万円	2,745,476	3,020,911	3,262,340	3,070,942	2,775,728
連結総資産額	百万円	100,725,500	101,054,242	102,233,832	102,215,172	99,731,858
1株当たり純資産額	円	165,291.87	230,491.11	261,250.37	215,454.83	164,821.08
1株当たり中間純利益	円	24,993.09	9,119.40	57,635.50	—	—
1株当たり当期純利益 (△は1株当たり当期純損失)	円	—	—	—	52,314.75	△44,388.07
潜在株式調整後 1株当たり中間純利益	円	15,608.81	5,245.69	44,223.65	—	—
潜在株式調整後 1株当たり当期純利益	円	—	—	—	35,865.20	—
連結自己資本比率 (第一基準)	%	10.95	10.93	11.00	11.37	9.94
営業活動による キャッシュ・フロー	百万円	△1,753,848	△3,230,728	△952,729	3,522,118	△3,280,122
投資活動による キャッシュ・フロー	百万円	1,711,298	2,906,435	888,242	△3,028,346	2,623,525
財務活動による キャッシュ・フロー	百万円	77,465	117,850	171,555	137,134	54,119
現金及び現金同等物 の中間期末残高	百万円	2,934,143	3,327,694	3,039,507	—	—
現金及び現金同等物 の期末残高	百万円	—	—	—	3,529,479	2,930,645
従業員数 [外、平均臨時従業員数]	人	43,813 [11,554]	42,339 [13,016]	41,490 [12,955]	42,014 [11,926]	40,683 [13,064]

(注) 1 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
2 潜在株式調整後1株当たり当期純利益につきましては、平成16年度は連結当期純損失が計上されているため、記載しておりません。
3 連結自己資本比率は、銀行法第52条の25の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当社は第一基準を適用しております。

(2) 提出会社の主要な経営指標等の推移

回次		第2期中	第3期中	第4期中	第2期	第3期
決算年月		平成15年9月	平成16年9月	平成17年9月	平成16年3月	平成17年3月
営業収益	百万円	7,146	205,265	16,206	55,515	258,866
経常利益	百万円	5,035	203,119	12,424	51,188	253,448
中間純利益	百万円	4,829	202,194	38,435	―	―
当期純利益	百万円	―	―	―	50,505	252,228
資本金	百万円	1,247,650	1,247,650	1,352,651	1,247,650	1,352,651
発行済株式総数	株	普通株式 5,796,010 優先株式 1,132,099	普通株式 6,205,379 優先株式 994,302	普通株式 7,303,472 優先株式 950,101	普通株式 5,796,010 優先株式 1,132,099	普通株式 6,273,792 優先株式 1,057,188
純資産額	百万円	3,127,494	3,328,039	3,312,686	3,172,721	3,319,615
総資産額	百万円	3,357,722	3,558,800	3,653,155	3,403,007	3,795,110
1株当たり中間配当額	円	普通株式 ― 第一種 優先株式 ― 第二種 優先株式 ― 第三種 優先株式 ― 第1回第四種 優先株式 ― 第2回第四種 優先株式 ― 第3回第四種 優先株式 ― 第4回第四種 優先株式 ― 第5回第四種 優先株式 ― 第6回第四種 優先株式 ― 第7回第四種 優先株式 ― 第8回第四種 優先株式 ― 第9回第四種 優先株式 ― 第10回第四種 優先株式 ― 第11回第四種 優先株式 ― 第12回第四種 優先株式 ― 第13回第四種 優先株式 ―	普通株式 ― 第一種 優先株式 ― 第二種 優先株式 ― 第三種 優先株式 ― 第1回第四種 優先株式 ― 第2回第四種 優先株式 ― 第3回第四種 優先株式 ― 第4回第四種 優先株式 ― 第5回第四種 優先株式 ― 第6回第四種 優先株式 ― 第7回第四種 優先株式 ― 第8回第四種 優先株式 ― 第9回第四種 優先株式 ― 第10回第四種 優先株式 ― 第11回第四種 優先株式 ― 第12回第四種 優先株式 ― 第13回第四種 優先株式 ―	普通株式 ― 第一種 優先株式 ― 第二種 優先株式 ― 第三種 優先株式 ― 第1回第四種 優先株式 ― 第2回第四種 優先株式 ― 第3回第四種 優先株式 ― 第4回第四種 優先株式 ― 第5回第四種 優先株式 ― 第6回第四種 優先株式 ― 第7回第四種 優先株式 ― 第8回第四種 優先株式 ― 第9回第四種 優先株式 ― 第10回第四種 優先株式 ― 第11回第四種 優先株式 ― 第12回第四種 優先株式 ― 第1回第六種 優先株式 ―	―	―

回次		第２期中	第３期中	第４期中	第２期	第３期
決算年月		平成15年９月	平成16年９月	平成17年９月	平成16年３月	平成17年３月
１株当たり配当額	円	－	－	－	普通株式 3,000 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第四種優先株式 135,000 第2回第四種優先株式 135,000 第3回第四種優先株式 135,000 第4回第四種優先株式 135,000 第5回第四種優先株式 135,000 第6回第四種優先株式 135,000 第7回第四種優先株式 135,000 第8回第四種優先株式 135,000 第9回第四種優先株式 135,000 第10回第四種優先株式 135,000 第11回第四種優先株式 135,000 第12回第四種優先株式 135,000 第13回第四種優先株式 67,500	普通株式 3,000 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第四種優先株式 135,000 第2回第四種優先株式 135,000 第3回第四種優先株式 135,000 第4回第四種優先株式 135,000 第5回第四種優先株式 135,000 第6回第四種優先株式 135,000 第7回第四種優先株式 135,000 第8回第四種優先株式 135,000 第9回第四種優先株式 135,000 第10回第四種優先株式 135,000 第11回第四種優先株式 135,000 第12回第四種優先株式 135,000 第13回第四種優先株式 67,500 第1回第六種優先株式 728
自己資本比率	％	93.14	93.52	90.68	93.23	87.47
従業員数	人	98	99	122	97	115

（注）　消費税及び地方消費税の会計処理は税抜方式によっております。

2 【事業の内容】

　当中間連結会計期間において、当社グループ(当社及び当社の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(その他事業)

　国内においてベンチャーキャピタル業務を行うエヌ・アイ・エフベンチャーズ株式会社を当社の持分法適用関連会社といたしました。

3 【関係会社の状況】

　当中間連結会計期間において、新たに当社の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(持分法適用関連会社)エヌ・アイ・エフベンチャーズ株式会社 (注)3，4	東京都中央区	16,267	その他事業(ベンチャーキャピタル業)	37.79(37.79)	―	―	―	―	―

（注）　1　「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。
　　　　2　「議決権の所有割合」欄の( )内は子会社による間接所有の割合(内書き)であります。
　　　　3　有価証券報告書を提出しております。
　　　　4　平成17年10月1日に当社の連結子会社であるSMBCキャピタル株式会社と合併し、商号をエヌ・アイ・エフSMBCベンチャーズ株式会社に変更いたしました。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成17年9月30日現在)

	銀行業	リース業	その他事業	合計
従業員数(人)[外、平均臨時従業員数]	21,641[8,269]	1,783[9]	18,066[4,677]	41,490[12,955]

（注）　従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員14,806人を含んでおりません。

(2) 当社の従業員数

(平成17年9月30日現在)

従業員数(人)	122

（注）　1　当社従業員は全員、株式会社三井住友銀行等からの出向者であります。
　　　　2　当社には従業員組合はありません。労使間において特記すべき事項はありません。

第2 【事業の状況】

1 【業績等の概要】

(1) 業績

① 経済金融環境

当中間連結会計期間の経済環境を顧みますと、原油価格や素材価格が上昇するなか、海外では、欧州経済が緩やかな回復に止まったものの、米国経済は堅調を維持し、アジアでも中国を中心に景気拡大が持続しました。わが国経済におきましても、期初には一部に弱い動きが見られたものの、企業収益や設備投資の拡大に加え、輸出が持ち直したことにより、景気の緩やかな回復が続きました。

金融資本市場におきましては、日本銀行が金融緩和姿勢を維持し、短期市場金利は引き続きほぼゼロ％で推移しました。長期市場金利は、新発10年物国債の流通利回りが6月末にかけて低下しましたが、景気回復持続の期待が強まったことを背景に、その後は上昇に転じました。株価は、4、5月に弱含む局面が見られたものの、その後回復し、3月末に比べて大幅に上昇しました。

こうした中、金融界におきましては、昨年12月に解禁された証券仲介業務などの規制緩和を活かし、利用者ニーズに合ったビジネスを開拓することにより、収益力の一層の強化を図っていくことが重要な課題となっております。

② 経営戦略

当社グループが、今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、
(イ)常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、
(ロ)高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、
(ハ)業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、
が重要であると考えます。

このような認識に基づき、当社グループは、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開してまいります。

第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益を拡大し、十分な成長を実現してまいります。

第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き実行してまいります。

第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配置によって資本効率の向上を図り、収益性、成長性を極大化してまいります。

第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。

第五に、企業価値の向上、CSR(企業の社会的責任)の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

③　営業の成果

　　当中間連結会計期間における業績は以下のとおりとなりました。

　　業容面では、預金は、前連結会計年度末対比7,676億円増加して69兆2,425億円となり、譲渡性預金は、同1,834億円減少して２兆5,297億円となりました。

　　一方、貸出金は、同１兆2,952億円増加し、56兆950億円となりました。

　　総資産は、同２兆5,019億円増加し、102兆2,338億円となりました。

　　損益につきましては、当中間連結会計期間は、「確固たる収益水準の確保」に向け、重点戦略分野における施策等を展開し、収益力の強化に努めてまいりました。

　　経常収益は、貸出金利息等の資金運用収益、投資信託関連手数料等の役務取引等収益及びその他業務収益が増加する一方、株式売却益等のその他経常収益及び特定取引収益が減少したこと等を要因に、前中間連結会計期間対比1.1%減の１兆7,578億円となりました。経常費用は、預金利息等の資金調達費用が増加したものの、前中間連結会計期間において将来リスクへの対応力強化を目的として貸倒引当金の積み増し等を行ったことから、その他経常費用が大幅に減少し、前中間連結会計期間対比22.2%減の１兆2,941億円となりました。

　　その結果、経常利益は4,637億円、特別損益等を勘案した中間純利益は3,923億円となりました。

　　純資産額は、中間純利益の計上及びその他有価証券評価差額金の増加等により、前連結会計年度末対比4,866億円増加して３兆2,623億円となりました。

　　事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアは、銀行業が64(前中間連結会計期間対比△１)%、リース業が20(同＋１)%、その他事業が16(同＋０)%となりました。

　　また、所在地別の内部取引消去前の経常収益シェアは、日本が88(前中間連結会計期間対比△３)%、米州が５(同＋１)%、欧州、アジア・オセアニアは、各々３(同＋１)%、４(同＋１)%となりました。

　　連結自己資本比率は、11.00%となりました。

(2)　キャッシュ・フロー

　　当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前中間連結会計期間対比２兆2,779億円増加して△9,527億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同２兆181億円減少して＋8,882億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同537億円増加して＋1,715億円となりました。その結果、当中間連結会計期間末の現金及び現金同等物の残高は前連結会計年度末対比1,088億円増加して３兆395億円となりました。

(3) 事業の種類別セグメントの業績
① 事業の種類別収支
　　　当中間連結会計期間の資金運用収支は前中間連結会計期間比420億円の減益となる5,537億円、信託報酬は同35億円の増益となる42億円、役務取引等収支は同433億円の増益となる2,787億円、特定取引収支は同180億円の減益となる122億円、その他業務収支は同152億円の増益となる1,729億円となりました。
　　　事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は前中間連結会計期間比358億円の減益となる5,121億円、信託報酬は同35億円の増益となる42億円、役務取引等収支は同402億円の増益となる1,924億円、特定取引収支は同133億円の減益となる80億円、その他業務収支は同189億円の増益となる1,470億円となりました。
　　　リース業セグメントの資金運用収支は前中間連結会計期間比35億円の増益となる△6億円、役務取引等収支は同5億円の増益となる11億円、その他業務収支は同3億円の増益となる429億円となりました。
　　　その他事業セグメントの資金運用収支は前中間連結会計期間比66億円の減益となる539億円、役務取引等収支は同29億円の増益となる877億円、特定取引収支は同47億円の減益となる42億円、その他業務収支は同25億円の増益となる480億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	548,038	△4,161	60,578	△8,663	595,792
	当中間連結会計期間	512,177	△653	53,921	△11,729	553,716
うち資金運用収益	前中間連結会計期間	716,671	2,904	79,806	△46,887	752,495
	当中間連結会計期間	743,048	5,000	69,251	△47,984	769,316
うち資金調達費用	前中間連結会計期間	168,632	7,065	19,228	△38,223	156,702
	当中間連結会計期間	230,871	5,653	15,330	△36,255	215,600
信託報酬	前中間連結会計期間	729	—	—	—	729
	当中間連結会計期間	4,284	0	—	—	4,285
役務取引等収支	前中間連結会計期間	152,288	650	84,804	△2,364	235,379
	当中間連結会計期間	192,489	1,164	87,743	△2,688	278,707
うち役務取引等収益	前中間連結会計期間	205,375	650	90,543	△14,614	281,955
	当中間連結会計期間	245,224	1,164	94,529	△13,042	327,875
うち役務取引等費用	前中間連結会計期間	53,087	—	5,738	△12,250	46,575
	当中間連結会計期間	52,735	—	6,786	△10,354	49,167
特定取引収支	前中間連結会計期間	21,372	—	8,949	—	30,322
	当中間連結会計期間	8,036	—	4,222	—	12,259
うち特定取引収益	前中間連結会計期間	24,870	—	11,537	△5,480	30,927
	当中間連結会計期間	8,036	—	7,759	△3,346	12,448
うち特定取引費用	前中間連結会計期間	3,498	—	2,587	△5,480	605
	当中間連結会計期間	—	—	3,536	△3,346	189
その他業務収支	前中間連結会計期間	128,141	42,586	45,535	△58,531	157,732
	当中間連結会計期間	147,093	42,921	48,037	△65,103	172,948
うちその他業務収益	前中間連結会計期間	158,939	350,272	102,079	△59,496	551,794
	当中間連結会計期間	167,557	370,867	104,649	△66,533	576,540
うちその他業務費用	前中間連結会計期間	30,797	307,686	56,543	△965	394,061
	当中間連結会計期間	20,464	327,945	56,612	△1,429	403,592

(注)　1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間1百万円、当中間連結会計期間0百万円)を資金調達費用から控除して表示しております。
　　　4　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

　当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比9,897億円減少して84兆4,298億円、利回りは同0.06％上昇して1.82％となりました。また、資金調達勘定の平均残高は同4,226億円増加して88兆5,887億円、利回りは同0.13％上昇して0.49％となりました。

　事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は前中間連結会計期間比8,233億円減少して83兆3,849億円、利回りは同0.08％上昇して1.78％となりました。また、資金調達勘定の平均残高は同3,421億円増加して87兆9,598億円、利回りは同0.14％上昇して0.52％となりました。

　リース業セグメントの資金運用勘定の平均残高は前中間連結会計期間比265億円減少して1,565億円、利回りは同3.22％上昇して6.39％となりました。また、資金調達勘定の平均残高は同1,055億円増加して1兆4,326億円、利回りは同0.27％低下して0.79％となりました。

　その他事業セグメントの資金運用勘定の平均残高は前中間連結会計期間比4,248億円減少して3兆5,119億円、利回りは同0.11％低下して3.94％となりました。また、資金調達勘定の平均残高は同5,183億円減少して1兆7,026億円、利回りは同0.07％上昇して1.80％となりました。

ア　銀行業

種類	期別	平均残高	利息	利回り
		金額（百万円）	金額（百万円）	（％）
資金運用勘定	前中間連結会計期間	84,208,293	716,671	1.70
	当中間連結会計期間	83,384,957	743,048	1.78
うち貸出金	前中間連結会計期間	55,317,642	527,743	1.91
	当中間連結会計期間	55,350,189	557,860	2.02
うち有価証券	前中間連結会計期間	24,241,876	125,049	1.03
	当中間連結会計期間	22,580,446	125,758	1.11
うちコールローン及び買入手形	前中間連結会計期間	776,632	2,472	0.64
	当中間連結会計期間	726,208	5,300	1.46
うち買現先勘定	前中間連結会計期間	226,057	1,192	1.06
	当中間連結会計期間	198,328	2,375	2.40
うち債券貸借取引支払保証金	前中間連結会計期間	779,344	77	0.02
	当中間連結会計期間	1,148,611	207	0.04
うち預け金	前中間連結会計期間	1,812,764	13,594	1.50
	当中間連結会計期間	2,341,204	27,432	2.34
資金調達勘定	前中間連結会計期間	87,617,682	168,632	0.38
	当中間連結会計期間	87,959,809	230,871	0.52
うち預金	前中間連結会計期間	66,299,692	54,061	0.16
	当中間連結会計期間	69,288,060	116,305	0.34
うち譲渡性預金	前中間連結会計期間	3,748,061	1,694	0.09
	当中間連結会計期間	3,692,353	3,678	0.20
うちコールマネー及び売渡手形	前中間連結会計期間	5,502,173	1,287	0.05
	当中間連結会計期間	4,937,300	2,396	0.10
うち売現先勘定	前中間連結会計期間	955,626	1,392	0.29
	当中間連結会計期間	330,216	2,094	1.27
うち債券貸借取引受入担保金	前中間連結会計期間	4,557,841	22,096	0.97
	当中間連結会計期間	3,219,715	23,207	1.44
うちコマーシャル・ペーパー	前中間連結会計期間	4,098	0	0.00
	当中間連結会計期間	―	―	―
うち借用金	前中間連結会計期間	2,575,489	45,400	3.53
	当中間連結会計期間	2,188,470	38,872	3.55
うち短期社債	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち社債	前中間連結会計期間	3,387,733	29,317	1.73
	当中間連結会計期間	3,782,889	32,894	1.74

(注) 1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情
　　　　　　　　　　　　　報処理業
　　　3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　4　無利息預け金の平均残高(前中間連結会計期間1,963,284百万円、当中間連結会計期間2,028,440百万円)を資金運用勘定から控除して表示しております。
　　　5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間0百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　リース業

種類	期別	平均残高	利息	利回り
		金額（百万円）	金額（百万円）	（％）
資金運用勘定	前中間連結会計期間	183,161	2,904	3.17
	当中間連結会計期間	156,589	5,000	6.39
うち貸出金	前中間連結会計期間	61,796	2,628	8.51
	当中間連結会計期間	91,997	3,966	8.62
うち有価証券	前中間連結会計期間	90,415	1,685	3.73
	当中間連結会計期間	36,908	1,830	9.92
うちコールローン及び買入手形	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち買現先勘定	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち債券貸借取引支払保証金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち預け金	前中間連結会計期間	25,448	97	0.77
	当中間連結会計期間	21,968	179	1.63
資金調達勘定	前中間連結会計期間	1,327,049	7,065	1.06
	当中間連結会計期間	1,432,629	5,653	0.79
うち預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち譲渡性預金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコールマネー及び売渡手形	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち売現先勘定	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うち債券貸借取引受入担保金	前中間連結会計期間	―	―	―
	当中間連結会計期間	―	―	―
うちコマーシャル・ペーパー	前中間連結会計期間	218,934	87	0.08
	当中間連結会計期間	181,653	61	0.07
うち借用金	前中間連結会計期間	991,822	5,993	1.21
	当中間連結会計期間	1,002,967	4,683	0.93
うち短期社債	前中間連結会計期間	―	―	―
	当中間連結会計期間	130,386	109	0.17
うち社債	前中間連結会計期間	116,250	548	0.94
	当中間連結会計期間	117,562	500	0.85

（注）1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　（1）銀行業…………銀行業
　　　　（2）リース業………リース業
　　　　（3）その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　4　無利息預け金の平均残高（前中間連結会計期間1,849百万円、当中間連結会計期間2,851百万円）を資金運用勘定から控除して表示しております。

ウ　その他事業

種類	期別	平均残高 金額（百万円）	利息 金額（百万円）	利回り （％）
資金運用勘定	前中間連結会計期間	3,936,826	79,806	4.05
	当中間連結会計期間	3,511,967	69,251	3.94
うち貸出金	前中間連結会計期間	2,949,631	73,852	5.01
	当中間連結会計期間	2,451,822	60,238	4.91
うち有価証券	前中間連結会計期間	395,434	3,505	1.77
	当中間連結会計期間	347,063	4,784	2.76
うちコールローン及び買入手形	前中間連結会計期間	13,577	149	2.21
	当中間連結会計期間	16,698	237	2.84
うち買現先勘定	前中間連結会計期間	18,630	87	0.94
	当中間連結会計期間	34,792	389	2.24
うち債券貸借取引支払保証金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち預け金	前中間連結会計期間	246,360	1,055	0.86
	当中間連結会計期間	259,565	2,233	1.72
資金調達勘定	前中間連結会計期間	2,221,047	19,228	1.73
	当中間連結会計期間	1,702,690	15,330	1.80
うち預金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち譲渡性預金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコールマネー及び売渡手形	前中間連結会計期間	4,039	1	0.09
	当中間連結会計期間	3,963	2	0.13
うち売現先勘定	前中間連結会計期間	36,105	165	0.92
	当中間連結会計期間	32,538	340	2.09
うち債券貸借取引受入担保金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコマーシャル・ペーパー	前中間連結会計期間	66,841	14	0.04
	当中間連結会計期間	17,347	5	0.07
うち借用金	前中間連結会計期間	1,349,233	5,935	0.88
	当中間連結会計期間	1,043,827	5,333	1.02
うち短期社債	前中間連結会計期間	—	—	—
	当中間連結会計期間	57,077	18	0.06
うち社債	前中間連結会計期間	764,821	12,103	3.17
	当中間連結会計期間	547,930	8,311	3.03

（注）　1　事業区分は内部管理上採用している区分によっております。
　　　　2　各事業の主な内容
　　　　　（1）銀行業…………銀行業
　　　　　（2）リース業………リース業
　　　　　（3）その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　　3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　　4　無利息預け金の平均残高（前中間連結会計期間36,224百万円、当中間連結会計期間69,895百万円）を資金運用勘定から控除して表示しております。

エ　合計

種類	期別	平均残高（百万円）			利息（百万円）			利回り（%）
		小計	消去又は全社（△）	合計	小計	消去又は全社（△）	合計	
資金運用勘定	前中間連結会計期間	88,328,281	△2,908,685	85,419,596	799,382	△46,887	752,495	1.76
	当中間連結会計期間	87,053,515	△2,623,689	84,429,825	817,301	△47,984	769,316	1.82
うち貸出金	前中間連結会計期間	58,329,070	△2,831,089	55,497,980	604,224	△37,142	567,082	2.04
	当中間連結会計期間	57,894,009	△2,548,398	55,345,610	622,066	△33,914	588,151	2.13
うち有価証券	前中間連結会計期間	24,727,726	169,382	24,897,108	130,239	△8,499	121,740	0.98
	当中間連結会計期間	22,964,419	194,269	23,158,688	132,373	△11,441	120,932	1.04
うちコールローン及び買入手形	前中間連結会計期間	790,209	△377	789,832	2,622	△0	2,621	0.66
	当中間連結会計期間	742,907	－	742,907	5,538	－	5,538	1.49
うち買現先勘定	前中間連結会計期間	244,687	－	244,687	1,280	－	1,280	1.05
	当中間連結会計期間	233,121		233,121	2,765		2,765	2.37
うち債券貸借取引支払保証金	前中間連結会計期間	779,344	－	779,344	77	－	77	0.02
	当中間連結会計期間	1,148,611	－	1,148,611	207	－	207	0.04
うち預け金	前中間連結会計期間	2,084,573	△243,031	1,841,541	14,748	△1,200	13,547	1.47
	当中間連結会計期間	2,622,738	△269,559	2,353,178	29,845	△2,466	27,378	2.33
資金調達勘定	前中間連結会計期間	91,165,778	△2,999,660	88,166,118	194,926	△38,223	156,702	0.36
	当中間連結会計期間	91,095,129	△2,506,407	88,588,722	251,855	△36,255	215,600	0.49
うち預金	前中間連結会計期間	66,299,692	△282,357	66,017,335	54,061	△1,189	52,872	0.16
	当中間連結会計期間	69,288,060	△327,346	68,960,713	116,305	△2,068	114,236	0.33
うち譲渡性預金	前中間連結会計期間	3,748,061	△111,602	3,636,459	1,694	△11	1,682	0.09
	当中間連結会計期間	3,692,353	△56,187	3,636,166	3,678	△10	3,667	0.20
うちコールマネー及び売渡手形	前中間連結会計期間	5,506,212	△377	5,505,835	1,289	△0	1,289	0.05
	当中間連結会計期間	4,941,263	－	4,941,263	2,399	－	2,399	0.10
うち売現先勘定	前中間連結会計期間	991,732	－	991,732	1,558	－	1,558	0.31
	当中間連結会計期間	362,755	－	362,755	2,434	－	2,434	1.34
うち債券貸借取引受入担保金	前中間連結会計期間	4,557,841	－	4,557,841	22,096	－	22,096	0.97
	当中間連結会計期間	3,219,715	－	3,219,715	23,207	－	23,207	1.44
うちコマーシャル・ペーパー	前中間連結会計期間	289,875	△3,218	286,656	101	△1	99	0.07
	当中間連結会計期間	199,001	－	199,001	67	－	67	0.07
うち借用金	前中間連結会計期間	4,916,545	△2,601,104	2,315,441	57,329	△37,051	20,278	1.75
	当中間連結会計期間	4,235,266	△2,122,873	2,112,393	48,888	△34,074	14,813	1.40
うち短期社債	前中間連結会計期間	－	－	－	－	－	－	－
	当中間連結会計期間	187,464	－	187,464	127	－	127	0.14
うち社債	前中間連結会計期間	4,268,804	△1,001	4,267,803	41,969	△3	41,965	1.97
	当中間連結会計期間	4,448,381	－	4,448,381	41,705	－	41,705	1.88

（注）1　事業区分は内部管理上採用している区分によっております。

　　　2　セグメント間の内部取引は「消去又は全社（△）」欄に表示しております。

　　　3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

　　　4　無利息預け金の平均残高（前中間連結会計期間1,971,503百万円、当中間連結会計期間2,055,831百万円）を資金運用勘定から控除して表示しております。

　　　5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円）及び利息（前中間連結会計期間1百万円、当中間連結会計期間0百万円）を資金調達勘定から、それぞれ控除して表示しております。

③ 事業の種類別役務取引の状況

当中間連結会計期間の役務取引等収益は前中間連結会計期間比459億円増加して3,278億円、一方役務取引等費用は同25億円増加して491億円となったことから、役務取引等収支は同433億円の増益となる2,787億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は前中間連結会計期間比398億円増加して2,452億円、一方役務取引等費用は同3億円減少して527億円となったことから、役務取引等収支は同402億円の増益となる1,924億円となりました。

リース業セグメントの役務取引等収益は前中間連結会計期間比5億円増加して11億円となったことから、役務取引等収支は同5億円の増益となる11億円となりました。

その他事業セグメントの役務取引等収益は前中間連結会計期間比39億円増加して945億円、一方役務取引等費用は同10億円増加して67億円となったことから、役務取引等収支は同29億円の増益となる877億円となりました。

種類	期別	銀行業 金額(百万円)	リース業 金額(百万円)	その他事業 金額(百万円)	消去又は全社(△) 金額(百万円)	合計 金額(百万円)
役務取引等収益	前中間連結会計期間	205,375	650	90,543	△14,614	281,955
	当中間連結会計期間	245,224	1,164	94,529	△13,042	327,875
うち預金・貸出業務	前中間連結会計期間	23,213	—	230	△620	22,822
	当中間連結会計期間	25,949	—	244	△323	25,870
うち為替業務	前中間連結会計期間	61,275	—	—	△655	60,620
	当中間連結会計期間	65,414	—	—	△448	64,965
うち証券関連業務	前中間連結会計期間	9,151	—	15,606	△21	24,736
	当中間連結会計期間	10,981	—	15,083	△12	26,052
うち代理業務	前中間連結会計期間	9,527	—	135	△6	9,655
	当中間連結会計期間	9,525	—	134	△36	9,623
うち保護預り・貸金庫業務	前中間連結会計期間	3,185	—	—	△1	3,183
	当中間連結会計期間	3,907	—	—	△2	3,905
うち保証業務	前中間連結会計期間	19,160	—	7,796	△5,798	21,159
	当中間連結会計期間	20,283	—	6,877	△5,278	21,882
うちクレジットカード関連業務	前中間連結会計期間	—	—	46,299	△463	45,835
	当中間連結会計期間	—	—	52,741	△558	52,183
役務取引等費用	前中間連結会計期間	53,087	—	5,738	△12,250	46,575
	当中間連結会計期間	52,735	—	6,786	△10,354	49,167
うち為替業務	前中間連結会計期間	11,959	—	—	△6	11,952
	当中間連結会計期間	12,840	—	—	△4	12,835

(注) 1 事業区分は内部管理上採用している区分によっております。
　　　2 各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3 セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

④ 事業の種類別特定取引の状況
　ア　特定取引収益・費用の内訳
　　　当中間連結会計期間の特定取引収益は前中間連結会計期間比184億円減少して124億円、一方特定取引費用は同4億円減少して1億円となったことから、特定取引収支は同180億円の減益となる122億円となりました。

　　　事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は前中間連結会計期間比168億円減少して80億円、一方特定取引費用は同34億円減少したことから、特定取引収支は同133億円の減益となる80億円となりました。

　　　その他事業セグメントの特定取引収益は前中間連結会計期間比37億円減少して77億円、一方特定取引費用は同9億円増加して35億円となったことから、特定取引収支は同47億円の減益となる42億円となりました。

種類	期別	銀行業 金額(百万円)	リース業 金額(百万円)	その他事業 金額(百万円)	消去又は全社(△) 金額(百万円)	合計 金額(百万円)
特定取引収益	前中間連結会計期間	24,870	―	11,537	△5,480	30,927
	当中間連結会計期間	8,036	―	7,759	△3,346	12,448
うち商品有価証券収益	前中間連結会計期間	724	―	4,322	―	5,047
	当中間連結会計期間	―	―	4,335	―	4,335
うち特定取引有価証券収益	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	361	―	―	―	361
うち特定金融派生商品収益	前中間連結会計期間	23,674	―	7,214	△5,480	25,408
	当中間連結会計期間	7,675	―	3,423	△3,346	7,751
うちその他の特定取引収益	前中間連結会計期間	471	―	―	―	471
	当中間連結会計期間	―	―	―	―	―
特定取引費用	前中間連結会計期間	3,498	―	2,587	△5,480	605
	当中間連結会計期間	―	―	3,536	△3,346	189
うち商品有価証券費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券費用	前中間連結会計期間	605	―	―	―	605
	当中間連結会計期間	―	―	―	―	―
うち特定金融派生商品費用	前中間連結会計期間	2,892	―	2,587	△5,480	―
	当中間連結会計期間	―	―	3,346	△3,346	―
うちその他の特定取引費用	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	189	―	189

(注)　1　事業区分は内部管理上採用している区分によっております。
　　　2　各事業の主な内容
　　　　(1) 銀行業…………銀行業
　　　　(2) リース業………リース業
　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳（末残）

　　当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比3,528億円増加して3兆6,276億円、特定取引負債残高は同60億円増加して1兆7,861億円となりました。

　　事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は前中間連結会計期間末比3,658億円増加して3兆3,504億円、特定取引負債残高は同3億円減少して1兆5,213億円となりました。

　　その他事業セグメントの特定取引資産残高は前中間連結会計期間末比247億円減少して2,831億円、特定取引負債残高は同54億円減少して2,708億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前中間連結会計期間	2,984,592	―	307,934	△17,785	3,274,740
	当中間連結会計期間	3,350,422	―	283,149	△5,961	3,627,610
うち商品有価証券	前中間連結会計期間	176,591	―	56,793	―	233,385
	当中間連結会計期間	195,005	―	54,474	―	249,480
うち商品有価証券派生商品	前中間連結会計期間	767	―	2	―	769
	当中間連結会計期間	1,290	―	3	―	1,294
うち特定取引有価証券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	357	―	―	―	357
	当中間連結会計期間	3,821	―	―	―	3,821
うち特定金融派生商品	前中間連結会計期間	1,831,069	―	251,138	△17,785	2,064,422
	当中間連結会計期間	1,809,870	―	228,670	△5,961	2,032,579
うちその他の特定取引資産	前中間連結会計期間	975,805	―	―	―	975,805
	当中間連結会計期間	1,340,433	―	―	―	1,340,433
特定取引負債	前中間連結会計期間	1,521,632	―	276,226	△17,785	1,780,073
	当中間連結会計期間	1,521,316	―	270,811	△5,961	1,786,166
うち売付商品債券	前中間連結会計期間	42,550	―	22,588	―	65,138
	当中間連結会計期間	62,898	―	41,758	―	104,657
うち商品有価証券派生商品	前中間連結会計期間	428	―	0	―	429
	当中間連結会計期間	1,986	―	0	―	1,987
うち特定取引売付債券	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	406	―	―	―	406
	当中間連結会計期間	3,700	―	―	―	3,700
うち特定金融派生商品	前中間連結会計期間	1,478,247	―	253,636	△17,785	1,714,098
	当中間連結会計期間	1,452,730	―	229,052	△5,961	1,675,820
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―	―
	当中間連結会計期間	―	―	―	―	―

（注）　1　事業区分は内部管理上採用している区分によっております。
　　　　2　各事業の主な内容
　　　　　（1）銀行業…………銀行業
　　　　　（2）リース業………リース業
　　　　　（3）その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　　　3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

⑤　事業の種類別預金残高の状況

○　預金の種類別残高（末残）

種類	期別	銀行業	リース業	その他事業	合計
		金額（百万円）	金額（百万円）	金額（百万円）	金額（百万円）
預金合計	前中間連結会計期間	67,619,961	－	－	67,619,961
	当中間連結会計期間	69,242,541	－	－	69,242,541
うち流動性預金	前中間連結会計期間	41,344,446	－	－	41,344,446
	当中間連結会計期間	44,164,231	－	－	44,164,231
うち定期性預金	前中間連結会計期間	21,433,135	－	－	21,433,135
	当中間連結会計期間	20,943,054	－	－	20,943,054
うちその他	前中間連結会計期間	4,842,378	－	－	4,842,378
	当中間連結会計期間	4,135,255	－	－	4,135,255
譲渡性預金	前中間連結会計期間	3,038,333	－	－	3,038,333
	当中間連結会計期間	2,529,775	－	－	2,529,775
総合計	前中間連結会計期間	70,658,295	－	－	70,658,295
	当中間連結会計期間	71,772,317	－	－	71,772,317

（注）　1　事業区分は内部管理上採用している区分によっております。
　　　　2　各事業の主な内容
　　　　　（1）銀行業…………銀行業
　　　　　（2）リース業………リース業
　　　　　（3）その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情
　　　　　　　　　　　　　　　報処理業
　　　　3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　　4　定期性預金＝定期預金＋定期積金

⑥ 事業の種類別貸出金残高の状況

ア 業種別貸出状況(残高・構成比)

業種別	平成16年9月30日現在					平成17年9月30日現在				
	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	合計 (百万円)	構成比 (%)	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	合計 (百万円)	構成比 (%)
国内 (除く特別国際金融 取引勘定分)	49,954,993	2,642	1,031,154	50,988,790	100.00	49,797,072	656	650,075	50,447,805	100.00
製造業	5,905,068	1,818	24,543	5,931,430	11.63	5,484,808	526	9,294	5,494,629	10.89
農業、林業、漁業 及び鉱業	127,988	1	688	128,678	0.25	143,337	—	37	143,375	0.29
建設業	1,855,723	13	13,731	1,869,468	3.67	1,543,917	0	4,316	1,548,234	3.07
運輸、情報通信、 公益事業	3,204,078	29	15,263	3,219,370	6.31	2,805,807	6	7,528	2,813,341	5.58
卸売・小売業	5,753,402	232	45,632	5,799,267	11.37	5,645,949	27	19,254	5,665,232	11.23
金融・保険業	4,463,177	97	43,294	4,506,569	8.84	3,984,996	29	998	3,986,024	7.90
不動産業	7,004,314	52	299,222	7,303,589	14.33	7,390,774	9	218,116	7,608,900	15.08
各種サービス業	5,404,785	294	253,346	5,658,426	11.10	6,177,991	45	154,147	6,332,184	12.55
地方公共団体	500,763	33	—	500,797	0.98	546,288	9	—	546,297	1.08
その他	15,735,691	68	335,431	16,071,190	31.52	16,073,200	2	236,382	16,309,585	32.33
海外及び特別国際金 融取引勘定分	4,131,830	85,624	215,789	4,433,243	100.00	5,242,985	89,231	315,012	5,647,229	100.00
政府等	52,751	—	—	52,751	1.19	90,458	—	—	90,458	1.60
金融機関	379,599	—	2,033	381,632	8.61	425,856	5,525	1,953	433,335	7.67
商工業	3,503,755	85,144	204,935	3,793,835	85.58	4,419,531	83,256	304,530	4,807,319	85.13
その他	195,724	479	8,820	205,024	4.62	307,138	449	8,528	316,116	5.60
合計	54,086,824	88,266	1,246,943	55,422,034	—	55,040,057	89,887	965,088	56,095,034	—

(注) 1 事業区分は内部管理上採用している区分によっております。

2 各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

4 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高(百万円)			
		銀行業	リース業	その他事業	合計
平成16年9月30日	インドネシア	46,778	—	—	46,778
	その他(5ケ国)	582	—	—	582
	合計	47,361	—	—	47,361
	(資産の総額に対する割合:%)	(0.05)	—	—	(0.05)
平成17年9月30日	インドネシア	37,943	—	—	37,943
	その他(4ケ国)	161	—	—	161
	合計	38,104	—	—	38,104
	(資産の総額に対する割合:%)	(0.04)	—	—	(0.04)

(注)　1　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

　　　2　事業区分は内部管理上採用している区分によっております。

　　　3　各事業の主な内容

　　　　(1)　銀行業…………銀行業

　　　　(2)　リース業………リース業

　　　　(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

⑦ 事業の種類別有価証券の状況

○ 有価証券残高（末残）

種類	期別	銀行業 金額(百万円)	リース業 金額(百万円)	その他事業 金額(百万円)	全社 金額(百万円)	合計 金額(百万円)
国債	前中間連結会計期間	12,826,346	—	53,678	—	12,880,025
	当中間連結会計期間	11,309,624	—	4	—	11,309,629
地方債	前中間連結会計期間	497,812	—	—	—	497,812
	当中間連結会計期間	593,178	—	—	—	593,178
社債	前中間連結会計期間	2,585,009	—	681	—	2,585,690
	当中間連結会計期間	3,467,154	—	382	—	3,467,536
株式	前中間連結会計期間	3,248,327	31,431	87,932	176,420	3,544,111
	当中間連結会計期間	3,414,215	33,994	88,584	197,630	3,734,425
その他の証券	前中間連結会計期間	4,284,384	18,889	262,207	0	4,565,482
	当中間連結会計期間	4,194,423	16,960	263,440	0	4,474,825
合計	前中間連結会計期間	23,441,880	50,321	404,500	176,421	24,073,122
	当中間連結会計期間	22,978,597	50,955	352,412	197,630	23,579,596

(注) 1 事業区分は内部管理上採用している区分によっております。
　　 2 各事業の主な内容
　　　 (1) 銀行業…………銀行業
　　　 (2) リース業………リース業
　　　 (3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
　　 3 「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

① 国内・海外別収支

　当中間連結会計期間の資金運用収支は前中間連結会計期間比420億円の減益となる5,537億円、信託報酬は同35億円の増益となる42億円、役務取引等収支は同433億円の増益となる2,787億円、特定取引収支は同180億円の減益となる122億円、その他業務収支は同152億円の増益となる1,729億円となりました。

　国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比503億円の減益となる4,936億円、信託報酬は同35億円の増益となる42億円、役務取引等収支は同398億円の増益となる2,578億円、特定取引収支は同134億円の減益となる117億円、その他業務収支は同227億円の増益となる1,743億円となりました。

　海外の資金運用収支は前中間連結会計期間比76億円の増益となる640億円、役務取引等収支は同42億円の増益となる215億円、特定取引収支は同46億円の減益となる5億円、その他業務収支は同57億円の減益となる4億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	544,003	56,487	△4,697	595,792
	当中間連結会計期間	493,635	64,092	△4,011	553,716
うち資金運用収益	前中間連結会計期間	668,794	104,023	△20,323	752,495
	当中間連結会計期間	631,258	154,401	△16,344	769,316
うち資金調達費用	前中間連結会計期間	124,791	47,536	△15,625	156,702
	当中間連結会計期間	137,623	90,309	△12,333	215,600
信託報酬	前中間連結会計期間	729	—	—	729
	当中間連結会計期間	4,285	—	—	4,285
役務取引等収支	前中間連結会計期間	218,057	17,306	16	235,379
	当中間連結会計期間	257,872	21,544	△709	278,707
うち役務取引等収益	前中間連結会計期間	262,498	19,534	△77	281,955
	当中間連結会計期間	304,609	24,148	△882	327,875
うち役務取引等費用	前中間連結会計期間	44,441	2,228	△93	46,575
	当中間連結会計期間	46,736	2,603	△173	49,167
特定取引収支	前中間連結会計期間	25,170	5,151	—	30,322
	当中間連結会計期間	11,742	516	—	12,259
うち特定取引収益	前中間連結会計期間	27,282	7,739	△4,094	30,927
	当中間連結会計期間	11,742	4,053	△3,346	12,448
うち特定取引費用	前中間連結会計期間	2,112	2,587	△4,094	605
	当中間連結会計期間	—	3,536	△3,346	189
その他業務収支	前中間連結会計期間	151,652	6,181	△101	157,732
	当中間連結会計期間	174,379	415	△1,846	172,948
うちその他業務収益	前中間連結会計期間	544,292	8,048	△546	551,794
	当中間連結会計期間	571,179	7,423	△2,061	576,540
うちその他業務費用	前中間連結会計期間	392,639	1,867	△444	394,061
	当中間連結会計期間	396,799	7,008	△215	403,592

（注）　1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

　　　　2　「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。

　　　　3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間1百万円、当中間連結会計期間0百万円)を資金調達費用から控除して表示しております。

　　　　4　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比9,897億円減少して84兆4,298億円、利回りは同0.06％上昇して1.82％となりました。また、資金調達勘定の平均残高は同4,226億円増加して88兆5,887億円、利回りは同0.13％上昇して0.49％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比2兆5,614億円減少して76兆769億円、利回りは同0.04％低下して1.66％となりました。また、資金調達勘定の平均残高は同1兆458億円減少して82兆7,870億円、利回りは同0.03％上昇して0.33％となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比1兆2,796億円増加して8兆8,331億円、利回りは同0.75％上昇して3.50％となりました。また、資金調達勘定の平均残高は同1兆2,003億円増加して6兆4,765億円、利回りは同0.99％上昇して2.79％となりました。

ア　国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	78,638,471	668,794	1.70
	当中間連結会計期間	76,076,980	631,258	1.66
うち貸出金	前中間連結会計期間	51,278,263	506,829	1.98
	当中間連結会計期間	49,890,257	480,432	1.93
うち有価証券	前中間連結会計期間	23,794,963	113,132	0.95
	当中間連結会計期間	22,112,147	109,928	0.99
うちコールローン及び買入手形	前中間連結会計期間	656,016	1,470	0.45
	当中間連結会計期間	605,070	3,256	1.08
うち買現先勘定	前中間連結会計期間	96,652	3	0.01
	当中間連結会計期間	65,285	2	0.01
うち債券貸借取引支払保証金	前中間連結会計期間	779,344	77	0.02
	当中間連結会計期間	1,148,611	207	0.04
うち預け金	前中間連結会計期間	1,090,730	8,261	1.51
	当中間連結会計期間	1,224,919	11,973	1.95
資金調達勘定	前中間連結会計期間	83,832,839	124,791	0.30
	当中間連結会計期間	82,787,012	137,623	0.33
うち預金	前中間連結会計期間	62,347,109	28,001	0.09
	当中間連結会計期間	63,733,558	46,305	0.15
うち譲渡性預金	前中間連結会計期間	3,526,673	383	0.02
	当中間連結会計期間	3,428,020	427	0.02
うちコールマネー及び売渡手形	前中間連結会計期間	5,368,095	540	0.02
	当中間連結会計期間	4,813,255	748	0.03
うち売現先勘定	前中間連結会計期間	744,310	12	0.00
	当中間連結会計期間	200,598	3	0.00
うち債券貸借取引受入担保金	前中間連結会計期間	4,557,841	22,096	0.97
	当中間連結会計期間	3,219,715	23,207	1.44
うちコマーシャル・ペーパー	前中間連結会計期間	286,656	99	0.07
	当中間連結会計期間	199,001	67	0.07
うち借用金	前中間連結会計期間	2,991,227	33,338	2.23
	当中間連結会計期間	2,657,775	25,624	1.93
うち短期社債	前中間連結会計期間	―	―	―
	当中間連結会計期間	187,464	127	0.14
うち社債	前中間連結会計期間	3,438,848	26,610	1.55
	当中間連結会計期間	3,834,664	30,065	1.57

(注)　1　「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,934,432百万円、当中間連結会計期間2,023,585百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間0百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高 金額（百万円）	利息 金額（百万円）	利回り （％）
資金運用勘定	前中間連結会計期間	7,553,574	104,023	2.75
	当中間連結会計期間	8,833,196	154,401	3.50
うち貸出金	前中間連結会計期間	4,999,903	74,743	2.99
	当中間連結会計期間	6,100,115	119,521	3.92
うち有価証券	前中間連結会計期間	931,760	13,271	2.85
	当中間連結会計期間	852,271	14,729	3.46
うちコールローン及び買入手形	前中間連結会計期間	133,816	1,151	1.72
	当中間連結会計期間	137,836	2,281	3.31
うち買現先勘定	前中間連結会計期間	148,035	1,277	1.73
	当中間連結会計期間	167,835	2,763	3.29
うち債券貸借取引支払保証金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち預け金	前中間連結会計期間	913,247	6,454	1.41
	当中間連結会計期間	1,156,040	16,220	2.81
資金調達勘定	前中間連結会計期間	5,276,218	47,536	1.80
	当中間連結会計期間	6,476,571	90,309	2.79
うち預金	前中間連結会計期間	3,832,756	26,040	1.36
	当中間連結会計期間	5,255,170	68,455	2.61
うち譲渡性預金	前中間連結会計期間	109,785	1,298	2.37
	当中間連結会計期間	208,146	3,240	3.11
うちコールマネー及び売渡手形	前中間連結会計期間	137,739	748	1.09
	当中間連結会計期間	128,007	1,650	2.58
うち売現先勘定	前中間連結会計期間	247,421	1,545	1.25
	当中間連結会計期間	162,156	2,431	3.00
うち債券貸借取引受入担保金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコマーシャル・ペーパー	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち借用金	前中間連結会計期間	104,414	1,399	2.68
	当中間連結会計期間	99,384	998	2.01
うち短期社債	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち社債	前中間連結会計期間	828,954	15,355	3.70
	当中間連結会計期間	613,716	11,639	3.79

（注）1　「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高（前中間連結会計期間37,164百万円、当中間連結会計期間31,734百万円）を資金運用勘定から控除して表示しております。

ウ 合計

種類	期別	平均残高（百万円）			利息（百万円）			利回り（％）
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前中間連結会計期間	86,192,045	△772,448	85,419,596	772,818	△20,323	752,495	1.76
	当中間連結会計期間	84,910,177	△480,351	84,429,825	785,660	△16,344	769,316	1.82
うち貸出金	前中間連結会計期間	56,278,166	△780,186	55,497,980	581,572	△14,490	567,082	2.04
	当中間連結会計期間	55,990,372	△644,761	55,345,610	599,954	△11,802	588,151	2.13
うち有価証券	前中間連結会計期間	24,726,724	170,384	24,897,108	126,404	△4,664	121,740	0.98
	当中間連結会計期間	22,964,419	194,269	23,158,688	124,658	△3,726	120,932	1.04
うちコールローン及び買入手形	前中間連結会計期間	789,832	—	789,832	2,621	—	2,621	0.66
	当中間連結会計期間	742,907	—	742,907	5,538	—	5,538	1.49
うち買現先勘定	前中間連結会計期間	244,687	—	244,687	1,280	—	1,280	1.05
	当中間連結会計期間	233,121	—	233,121	2,765	—	2,765	2.37
うち債券貸借取引支払保証金	前中間連結会計期間	779,344	—	779,344	77	—	77	0.02
	当中間連結会計期間	1,148,611	—	1,148,611	207	—	207	0.04
うち預け金	前中間連結会計期間	2,003,978	△162,436	1,841,541	14,716	△1,168	13,547	1.47
	当中間連結会計期間	2,380,959	△27,780	2,353,178	28,193	△814	27,378	2.33
資金調達勘定	前中間連結会計期間	89,109,058	△942,940	88,166,118	172,327	△15,625	156,702	0.36
	当中間連結会計期間	89,263,584	△674,861	88,588,722	227,933	△12,333	215,600	0.49
うち預金	前中間連結会計期間	66,179,865	△162,529	66,017,335	54,041	△1,168	52,872	0.16
	当中間連結会計期間	68,988,728	△28,015	68,960,713	114,760	△523	114,236	0.33
うち譲渡性預金	前中間連結会計期間	3,636,459	—	3,636,459	1,682	—	1,682	0.09
	当中間連結会計期間	3,636,166	—	3,636,166	3,667	—	3,667	0.20
うちコールマネー及び売渡手形	前中間連結会計期間	5,505,835	—	5,505,835	1,289	—	1,289	0.05
	当中間連結会計期間	4,941,263	—	4,941,263	2,399	—	2,399	0.10
うち売現先勘定	前中間連結会計期間	991,732	—	991,732	1,558	—	1,558	0.31
	当中間連結会計期間	362,755	—	362,755	2,434	—	2,434	1.34
うち債券貸借取引受入担保金	前中間連結会計期間	4,557,841	—	4,557,841	22,096	—	22,096	0.97
	当中間連結会計期間	3,219,715	—	3,219,715	23,207	—	23,207	1.44
うちコマーシャル・ペーパー	前中間連結会計期間	286,656	—	286,656	99	—	99	0.07
	当中間連結会計期間	199,001	—	199,001	67	—	67	0.07
うち借用金	前中間連結会計期間	3,095,642	△780,200	2,315,441	34,738	△14,460	20,278	1.75
	当中間連結会計期間	2,757,160	△644,767	2,112,393	26,622	△11,809	14,813	1.40
うち短期社債	前中間連結会計期間	—	—	—	—	—	—	—
	当中間連結会計期間	187,464	—	187,464	127	—	127	0.14
うち社債	前中間連結会計期間	4,267,803	—	4,267,803	41,965	—	41,965	1.97
	当中間連結会計期間	4,448,381	—	4,448,381	41,705	—	41,705	1.88

(注) 1　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社について
は、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,971,503百万円、当中間連結会計期間2,055,831百万円)
を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金
銭の信託の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)を資金運用勘定
から、金銭の信託運用見合額の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百
万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間0百万円)を資金調達勘定から、それ
ぞれ控除して表示しております。

③　国内・海外別役務取引の状況

　　当中間連結会計期間の役務取引等収益は、前中間連結会計期間比459億円増加して3,278億円、一方役務取引等費用は同25億円増加して491億円となったことから、役務取引等収支は同433億円の増益となる2,787億円となりました。

　　国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比421億円増加して3,046億円、一方役務取引等費用は同22億円増加して467億円となったことから、役務取引等収支は同398億円の増益となる2,578億円となりました。

　　海外の役務取引等収益は前中間連結会計期間比46億円増加して241億円、一方役務取引等費用は同3億円増加して26億円となったことから、役務取引等収支は同42億円の増益となる215億円となりました。

種類	期別	国内	海外	消去又は全社 (△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	262,498	19,534	△77	281,955
	当中間連結会計期間	304,609	24,148	△882	327,875
うち預金・貸出業務	前中間連結会計期間	11,383	11,450	△11	22,822
	当中間連結会計期間	11,692	14,818	△640	25,870
うち為替業務	前中間連結会計期間	57,154	3,465	△0	60,620
	当中間連結会計期間	60,910	4,055	△0	64,965
うち証券関連業務	前中間連結会計期間	24,736	0	―	24,736
	当中間連結会計期間	26,052	0	―	26,052
うち代理業務	前中間連結会計期間	9,655	―	―	9,655
	当中間連結会計期間	9,623	―	―	9,623
うち保護預り・貸金庫業務	前中間連結会計期間	3,181	1	―	3,183
	当中間連結会計期間	3,903	1	―	3,905
うち保証業務	前中間連結会計期間	19,439	1,728	△8	21,159
	当中間連結会計期間	20,057	2,048	△224	21,882
うちクレジットカード関連業務	前中間連結会計期間	45,835	―	―	45,835
	当中間連結会計期間	52,183	―	―	52,183
役務取引等費用	前中間連結会計期間	44,441	2,228	△93	46,575
	当中間連結会計期間	46,736	2,603	△173	49,167
うち為替業務	前中間連結会計期間	11,208	765	△21	11,952
	当中間連結会計期間	11,956	884	△5	12,835

（注）　1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
　　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　　3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

④　国内・海外別特定取引の状況
　ア　特定取引収益・費用の内訳
　　　当中間連結会計期間の特定取引収益は前中間連結会計期間比184億円減少して124億円、一方特定取引費用は同４億円減少して１億円となったことから、特定取引収支は同180億円の減益となる122億円となりました。
　　　国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比155億円減少して117億円、一方特定取引費用は同21億円減少したことから、特定取引収支は同134億円の減益となる117億円となりました。
　　　海外の特定取引収益は前中間連結会計期間比36億円減少して40億円、一方特定取引費用は同９億円増加して35億円となったことから、特定取引収支は同46億円の減益となる５億円となりました。

種類	期別	国内	海外	消去又は全社 (△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	27,282	7,739	△4,094	30,927
	当中間連結会計期間	11,742	4,053	△3,346	12,448
うち商品有価証券収益	前中間連結会計期間	5,047	—	—	5,047
	当中間連結会計期間	4,335	0	—	4,335
うち特定取引有価証券収益	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	361	—	—	361
うち特定金融派生商品収益	前中間連結会計期間	22,042	7,460	△4,094	25,408
	当中間連結会計期間	7,045	4,053	△3,346	7,751
うちその他の特定取引収益	前中間連結会計期間	192	279	—	471
	当中間連結会計期間	—	—	—	—
特定取引費用	前中間連結会計期間	2,112	2,587	△4,094	605
	当中間連結会計期間	—	3,536	△3,346	189
うち商品有価証券費用	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	—	—	—	—
うち特定取引有価証券費用	前中間連結会計期間	605	—	—	605
	当中間連結会計期間	—	—	—	—
うち特定金融派生商品費用	前中間連結会計期間	1,507	2,587	△4,094	—
	当中間連結会計期間	—	3,346	△3,346	—
うちその他の特定取引費用	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	—	189	—	189

（注）　1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
　　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　　3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳（末残）

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比3,528億円増加して３兆6,276億円、特定取引負債残高は同60億円増加して１兆7,861億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比3,781億円増加して３兆3,641億円、特定取引負債残高は同54億円増加して１兆5,217億円となりました。

海外の特定取引資産残高は前中間連結会計期間末比354億円減少して2,694億円、特定取引負債残高は同94億円減少して2,703億円となりました。

種類	期別	国内	海外	消去又は全社（△）	合計
		金額（百万円）	金額（百万円）	金額（百万円）	金額（百万円）
特定取引資産	前中間連結会計期間	2,986,009	304,837	△16,105	3,274,740
	当中間連結会計期間	3,364,137	269,435	△5,961	3,627,610
うち商品有価証券	前中間連結会計期間	184,087	49,297	—	233,385
	当中間連結会計期間	217,930	31,549	—	249,480
うち商品有価証券派生商品	前中間連結会計期間	769	—	—	769
	当中間連結会計期間	1,294	—	—	1,294
うち特定取引有価証券	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	—	—	—	—
うち特定取引有価証券派生商品	前中間連結会計期間	357	—	—	357
	当中間連結会計期間	3,821	—	—	3,821
うち特定金融派生商品	前中間連結会計期間	1,824,988	255,539	△16,105	2,064,422
	当中間連結会計期間	1,800,656	237,885	△5,961	2,032,579
うちその他の特定取引資産	前中間連結会計期間	975,805	—	—	975,805
	当中間連結会計期間	1,340,433	—	—	1,340,433
特定取引負債	前中間連結会計期間	1,516,329	279,849	△16,105	1,780,073
	当中間連結会計期間	1,521,744	270,383	△5,961	1,786,166
うち売付商品債券	前中間連結会計期間	43,543	21,595	—	65,138
	当中間連結会計期間	69,419	35,237	—	104,657
うち商品有価証券派生商品	前中間連結会計期間	429	—	—	429
	当中間連結会計期間	1,987	—	—	1,987
うち特定取引売付債券	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	—	—	—	—
うち特定取引有価証券派生商品	前中間連結会計期間	406	—	—	406
	当中間連結会計期間	3,700	—	—	3,700
うち特定金融派生商品	前中間連結会計期間	1,471,950	258,253	△16,105	1,714,098
	当中間連結会計期間	1,446,636	235,146	△5,961	1,675,820
うちその他の特定取引負債	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	—	—	—	—

（注）　1　「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
　　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　　3　「国内」、「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高（末残）

種類	期別	国内	海外	合計
		金額（百万円）	金額（百万円）	金額（百万円）
預金合計	前中間連結会計期間	63,484,410	4,135,551	67,619,961
	当中間連結会計期間	64,249,807	4,992,733	69,242,541
うち流動性預金	前中間連結会計期間	37,834,751	3,509,695	41,344,446
	当中間連結会計期間	39,897,202	4,267,028	44,164,231
うち定期性預金	前中間連結会計期間	20,816,478	616,657	21,433,135
	当中間連結会計期間	20,226,068	716,986	20,943,054
うちその他	前中間連結会計期間	4,833,180	9,198	4,842,378
	当中間連結会計期間	4,126,536	8,718	4,135,255
譲渡性預金	前中間連結会計期間	2,916,818	121,514	3,038,333
	当中間連結会計期間	2,305,462	224,313	2,529,775
総合計	前中間連結会計期間	66,401,228	4,257,066	70,658,295
	当中間連結会計期間	66,555,270	5,217,047	71,772,317

（注）　1　「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
　　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　　3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
　　　　4　定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

○　業種別貸出状況（残高・構成比）

　　　　「(3) 事業の種類別セグメントの業績」の「⑥　事業の種類別貸出金残高の状況　ア　業種別貸出状況（残高・構成比）」に記載しているため、当該欄での記載を省略しております。

⑦　国内・海外別有価証券の状況

○　有価証券残高（末残）

種類	期別	国内	海外	全社	合計
		金額（百万円）	金額（百万円）	金額（百万円）	金額（百万円）
国債	前中間連結会計期間	12,826,352	53,672	—	12,880,025
	当中間連結会計期間	11,309,629	—	—	11,309,629
地方債	前中間連結会計期間	497,812	—	—	497,812
	当中間連結会計期間	593,178	—	—	593,178
社債	前中間連結会計期間	2,585,690	—	—	2,585,690
	当中間連結会計期間	3,467,536	—	—	3,467,536
株式	前中間連結会計期間	3,367,691	—	176,420	3,544,111
	当中間連結会計期間	3,536,794	—	197,630	3,734,425
その他の証券	前中間連結会計期間	3,495,319	1,070,162	0	4,565,482
	当中間連結会計期間	3,346,590	1,128,234	0	4,474,825
合計	前中間連結会計期間	22,772,866	1,123,835	176,421	24,073,122
	当中間連結会計期間	22,253,730	1,128,234	197,630	23,579,596

（注）　1　「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
　　　　2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
　　　　3　「その他の証券」には、外国債券及び外国株式を含んでおります。

（自己資本比率関係）
　（参考）
　　自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件（平成10年大蔵省告示第62号。以下、「告示」という）に定められた算式に基づき、連結ベースについて算出しております。
　　なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(第一基準)

項目			平成16年9月30日 金額(百万円)	平成17年9月30日 金額(百万円)
基本的項目	資本金		1,247,650	1,352,651
	うち非累積的永久優先株(注1)		―	―
	新株式払込金		―	―
	資本剰余金		866,870	974,349
	利益剰余金		612,438	697,905
	連結子会社の少数株主持分		1,012,090	1,064,181
	うち海外特別目的会社の発行する優先出資証券(※)		823,640	827,528
	その他有価証券の評価差損(△)		―	―
	自己株式払込金		―	―
	自己株式(△)		2,303	270,834
	為替換算調整勘定		△73,509	△62,640
	営業権相当額(△)		77	120
	企業結合により計上される無形固定資産相当額(△)		―	―
	連結調整勘定相当額(△)		17,544	9,408
	計	(A)	3,645,613	3,746,083
	うちステップ・アップ金利条項付の 　優先出資証券(注2)		199,890	203,778
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		208,922	410,926
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		71,114	39,875
	一般貸倒引当金		601,684	597,385
	負債性資本調達手段等		2,537,720	2,710,942
	うち永久劣後債務(注3)		826,093	1,119,646
	うち期限付劣後債務及び期限付優先株(注4)		1,711,627	1,591,295
	計		3,419,442	3,759,129
	うち自己資本への算入額	(B)	3,419,442	3,746,083
準補完的項目	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注5)	(D)	443,633	548,006
自己資本額	(A)+(B)+(C)-(D)	(E)	6,621,422	6,944,161
リスク・アセット等	資産(オン・バランス)項目		55,088,422	56,978,478
	オフ・バランス取引項目		5,165,054	5,736,346
	信用リスク・アセットの額	(F)	60,253,477	62,714,824
	マーケット・リスク相当額に係る額 ((H)/8%)	(G)	285,650	413,074
	(参考)マーケット・リスク相当額	(H)	22,852	33,045
	計((F)+(G))	(I)	60,539,127	63,127,899
連結自己資本比率(第一基準)＝(E)/(I)×100(%)			10.93%	11.00%

（注）　1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、資本金及び資本剰余金に含まれる非累積的永久優先株の額は平成16年9月30日現在1,592,906百万円、平成17年9月30日現在1,460,303百万円であります。

　　　2　告示第4条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等（海外特別目的会社の発行する優先出資証券を含む。）であります。

　　　3　告示第5条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
　　　　（1）無担保で、かつ、他の債務に劣後する払込済のものであること。
　　　　（2）一定の場合を除き、償還されないものであること。
　　　　（3）業務を継続しながら損失の補てんに充当されるものであること。
　　　　（4）利払い義務の延期が認められるものであること。

　　　4　告示第5条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

　　　5　告示第7条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額であります。

（※）　「連結自己資本比率（第一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、株式会社三井住友銀行（以下、「当行」という。）の海外特別目的会社が発行した以下の３件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.（"SBTC-LLC"）	SB Equity Securities (Cayman), Limited（"SBES"）	Sakura Preferred Capital (Cayman) Limited（"SPCL"）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年６月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年１月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円　Series A-1　315,000百万円　Series A-2　5,000百万円　Series B　20,000百万円	283,750百万円　Initial Series　258,750百万円　Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日　Series A-2　平成11年３月26日　Series B　平成11年３月１日	Initial Series　平成10年12月24日　Series B　平成11年３月30日
配当率	固定（ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される）	Series A-1　変動（金利ステップアップなし）　Series A-2　変動（金利ステップアップなし）　Series B　固定（ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし）	Initial Series　変動（金利ステップアップなし）　Series B　変動（金利ステップアップなし）
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日（休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。①当行が自己資本比率/Tier1比率の最低水準を達成できない場合（ただし配当停止は当行の任意）②当行につき、清算、破産または清算的会社更生が開始された場合③当行優先株[注2]または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。①「損失吸収事由[注1]」が発生した場合②当行優先株[注2]への配当が停止された場合③当行の配当可能利益が、当行優先株[注2]及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合④当行普通株への配当が停止され、かつ当行が本優先出資証券[注3]への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。①当行優先株[注2]について当行直近営業年度にかかる配当が一切支払われなかった場合②当行自己資本比率が規制上必要な比率を下回った場合（但し、下記の強制配当事由の不存在を条件とする）③当行が発行会社に対し配当不払いの通知をした場合（但し、下記の強制配当事由の不存在を条件とする）④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株[注2]への配当が減額された場合は本優先出資証券[注3]への配当も同じ割合で減額される。	当行優先株[注2]への配当が減額された場合は本優先出資証券[注3]への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券[注3]への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株[注2]及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない[注4][注5]。	本優先出資証券[注3]への配当金は、直近営業年度の当行配当可能利益額（当行優先株[注2]への配当があればその額を控除した額）の範囲内で支払われる[注6]。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する２配当支払日（同年度末を含む暦年の７月及び翌暦年の１月）における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株[注2]と同格	当行優先株[注2]と同格	当行優先株[注2]と同格

(注) 1 損失吸収事由

当行につき；①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」（ⓐ清算事由＜清算、破産または清算的会社更生＞の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4 SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5 SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6 SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額（当行優先株への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

2 【生産、受注及び販売の状況】

　「生産、受注及び販売の状況」は、銀行持株会社としての業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

当社グループは、平成17年度を、中期経営計画の初年度として「確固たる収益水準を確保する年」と位置付けており、下期におきましても、この課題の実現に向けて、グループ一体となって以下の取組みを進めてまいります。

(個人ビジネス)

個人のお客さま向けのビジネスにつきましては、投資信託、個人年金保険等の運用商品や住宅ローン等を取り扱うコンサルティングビジネスの競争優位性を一段と高めるべく、経営資源を積極的に投入いたします。具体的には、平日夜間や休日にも営業するSMBCコンサルティングプラザの増設やコンサルタントの増強を進めるとともに、商品ラインアップの拡充にも取り組んでまいります。また、新たなビジネスラインを創出するべく、プロミス株式会社との戦略的提携に基づき本年4月より提供を開始したコンシューマーローンにつきましては、自動契約機の拡充やプロモーションの強化を通じて貸出ボリュームの増強を進めてまいります。三井住友カード株式会社を軸に展開しておりますクレジットカードビジネスにつきましては、本年4月に発表した株式会社エヌ・ティ・ティ・ドコモとの提携による「ケータイクレジットサービス」や、本年10月に発表した東日本旅客鉄道株式会社との提携による「ビュー・スイカ」一体型キャッシュカードの発行等、新規事業を早期に立ち上げ、強化を進めてまいります。加えて、東京メトロ駅構内へのATM設置等、お客さまの利便性向上や、ICキャッシュカードの機能拡充等、セキュリティ向上のための取組みにつきましても、引き続き注力してまいります。

(法人ビジネス)

法人のお客さま向けのビジネスにつきましては、ご好評をいただき高い実績を残しておりますビジネスセレクトローンや、本年4月より取り扱いを開始したSMBC-クレセルローン等、収益性の高いミドル・スモール企業向け新型無担保貸出をさらに増強してまいります。また、シンジケーションや債権流動化等、当社グループが強みを持つ分野のみならず、事業再生・事業再編、不動産ファイナンス等、今後お客さまのニーズが拡大し、成長を期待できる分野におきまして、ソリューション提供力を一段と強化してまいります。さらにグループ会社におきましても、ソリューション提供力の強化を進めてまいります。具体的には、三井住友銀リース株式会社では、オペレーティングリース等戦略分野のさらなる強化に注力するほか、リース資産の信託等、新たな収益機会の拡大にも取り組んでまいります。株式会社日本総合研究所では、基幹系等のコアシステム受託事業に加えて、各種コンサルティングサービスの強化にも取り組んでまいります。加えて、大和証券エスエムビーシー株式会社との協働をさらに推進することで、投資銀行・資金運用業務を強化してまいります。

(海外ビジネス)

海外ビジネスにつきましては、「アジアをマザーマーケットとしたグローバルな商業銀行」を目指し、中国を中心としたアジア地域におけるビジネスボリュームを拡大するとともに、ロシア・東欧等の拡大EUや中南米等のいわゆるエマージングマーケットにおけるビジネスを、営業拠点の新設や、プロジェクト・ファイナンス等、当社グループが強みとしている業務を梃子に拡大してまいります。また、欧米マーケットにおきましても、流動性・収益性の高い資産を増強することによって、資本効率の向上を進めてまいります。

（市場営業ビジネス）

　　市場営業ビジネスにつきましては、引き続き、ALM体制の強化、運用手段の多様化、お客さまからのオーダーフローの拡大の三点を軸として、適切なリスク管理のもと、収益力の維持・強化に注力してまいります。

　　このような事業展開を支えるために、当社グループでは、業務の多様化に対応した人材マネジメント及びコンプライアンスの高度化を行ってまいります。また、与信ポートフォリオの劣化防止に引き続き取り組み、与信関係費用の抑制を図ってまいります。そして、これらの取組みを通じてボトムライン収益を拡大することにより、財務基盤の一段の強化、すなわち、資本の質・量両面での拡充を進めてまいります。なお、残る1兆1,000億円の公的資金につきましては、関係当局の承認を前提に、平成19年度末までの早期返済を目指してまいります。

　　当社グループは、平成17年度、これらの取組みにおいて着実な成果をお示しすることにより、当社グループに対する、「お客さま、株主・市場、社会」からの総合的評価を高めてまいりたいと考えております。

4　【経営上の重要な契約等】

　　当社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年4月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意いたしました。この合意に基づき、同年6月15日付で業務提携契約を締結するとともに、同年7月11日付で、当社が保有する三井住友カード株式会社の株式の一部を譲渡し、三井住友カード株式会社が第三者割当増資を実施することにより、株式会社エヌ・ティ・ティ・ドコモは、三井住友カード株式会社の発行済株式総数の34%に相当する普通株式を980億円で取得いたしました。

5　【研究開発活動】

　　当中間連結会計期間の研究開発活動につきましては、当社では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は、149百万円であります。

第3 【設備の状況】

1 【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	135,000
第五種優先株式	250,000
第六種優先株式	300,000
計	16,515,000

(注)　「当会社の発行する株式の総数は、16,766,933株とし、このうち15,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、249,933株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款(平成16年6月29日変更)に定めております。

なお、定款変更後当中間会計期間の末日までに第一種優先株式32,000株、第三種優先株式105,000株、第四種優先株式114,933株がそれぞれ普通株式に転換されております。

② 【発行済株式】

種類	中間会計期間末現在発行数(株) (平成17年9月30日)	提出日現在発行数(株) (平成17年12月6日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	7,303,472.77	同左	東京証券取引所 (市場第一部) 大阪証券取引所 (市場第一部) 名古屋証券取引所 (市場第一部)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式(注)1
第一種優先株式	35,000	同左	―	(注)1, 2
第二種優先株式	100,000	同左	―	(注)1, 3
第三種優先株式	695,000	同左	―	(注)1, 4
第1回第四種優先株式	4,175	同左	―	(注)1, 5
第2回第四種優先株式	4,175	同左	―	(注)1, 5
第3回第四種優先株式	4,175	同左	―	(注)1, 5
第4回第四種優先株式	4,175	同左	―	(注)1, 5
第5回第四種優先株式	4,175	同左	―	(注)1, 5
第6回第四種優先株式	4,175	同左	―	(注)1, 5
第7回第四種優先株式	4,175	同左	―	(注)1, 5
第8回第四種優先株式	4,175	同左	―	(注)1, 5
第9回第四種優先株式	4,175	同左	―	(注)1, 5
第10回第四種優先株式	4,175	同左	―	(注)1, 5
第11回第四種優先株式	4,175	同左	―	(注)1, 5
第12回第四種優先株式	4,175	同左	―	(注)1, 5
第1回第六種優先株式	70,001	同左	―	(注)6
計	8,253,573.77	同左	―	―

(注) 1　提出日現在の発行数には、平成17年12月1日から半期報告書を提出する日までの優先株式の転換による株式数の増減及び新株予約権の行使により発行された株式数は含まれておりません。
　　　2　第一種優先株式の主な内容は次のとおりであります。
　　(イ)優先配当金
　　　　(a) 当社は、利益配当を行うときは、第一種優先株式を有する株主(以下「第一種優先株主」という)または第一種優先株式の登録質権者(以下「第一種優先登録質権者」という)に対し、普通株式を有する株主(以下「普通株主」という)または普通株式の登録質権者(以下「普通登録質権者」という)に先立ち、第一種優先株式1株につき10,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。
　　　　(b) ある営業年度において第一種優先株主または第一種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。
　　　　(c) 第一種優先株主または第一種優先登録質権者に対しては優先配当金を超えて配当を行わない。

(ロ)優先中間配当金

　　当社は、中間配当を行うときは、第一種優先株主または第一種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式1株につき5,250円を支払う。

(ハ)残余財産の分配

　(a) 当社は、残余財産を分配するときは、第一種優先株主または第一種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第一種優先株式1株につき3,000,000円を支払う。

　(b) 第一種優先株主または第一種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

　　当社は、いつでも第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

　　第一種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

　(a) 当社は、法令に定める場合を除き、第一種優先株式について株式の併合または分割は行わない。

　(b) 当社は、第一種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

　　第一種優先株主は、以下に定めるところにより第一種優先株式の普通株式への転換を請求することができる。

　① 転換請求期間

　　　当社の設立の日から平成21年2月26日まで。

　　　ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

　② 転換の条件

　　㋑転換価額

　　　転換価額は947,100円とする。

　　㋺転換価額の修正

　　　転換価額は、当社の設立の日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が947,100円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

　　㋩転換価額の調整

　　　ⓐ第一種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額 = 調整前転換価額 \times \frac{既発行の普通株式数 + \dfrac{新発行の普通株式数 \times 1株当りの払込金額}{時価}}{既発行の普通株式数 + 新発行の普通株式数}$$

　　　調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

　　　ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

　　　(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

　　　　　株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

　　　(ⅱ)株式分割により普通株式を発行する場合

　　　　　株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式（以下「転換型株式」という）または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

　株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日（無償で新株予約権を発行する場合は発行の日）の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日（ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日）に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当社の発行済普通株式数とする。

㊁転換により発行すべき普通株式数
　第一種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$転換により発行すべき普通株式数 = \frac{第一種優先株主が転換請求のために提出した第一種優先株式の発行価額総額}{転換価額}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、1株の100分の1の整数倍に当る端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない部分はこれを切り上げる。

㊢転換により発行する株式の内容
　当社普通株式

㊄転換請求受付場所
　東京都千代田区丸の内一丁目4番4号
　住友信託銀行株式会社　証券代行部

㊀転換の効力発生
　転換の効力は、転換請求書および第一種優先株式の株券が上記㊄の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第一種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、1株につき3,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第一種優先株式1株につき3,000,000円をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当
　第一種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

3　第二種優先株式の主な内容は次のとおりであります。
（イ）優先配当金
　　（a）当社は、利益配当を行うときは、第二種優先株式を有する株主（以下「第二種優先株主」という）または第二種優先株式の登録質権者（以下「第二種優先登録質権者」という）に対し、普通株主または普通登録質権者に先立ち、第二種優先株式1株につき28,500円の利益配当金（以下「優先配当金」という）を支払う。ただし、当該営業年度において下記（ロ）に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。
　　（b）ある営業年度において第二種優先株主または第二種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。
　　（c）第二種優先株主または第二種優先登録質権者に対しては優先配当金を超えて配当は行わない。
（ロ）優先中間配当金
　　　当社は、中間配当を行うときは、第二種優先株主または第二種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第二種優先株式1株につき14,250円を支払う。
（ハ）残余財産の分配
　　（a）当社の残余財産を分配するときは、第二種優先株主または第二種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第二種優先株式1株につき3,000,000円を支払う。
　　（b）第二種優先株主または第二種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。
（ニ）消却
　　　当社は、いつでも第二種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。
（ホ）議決権
　　　第二種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。
（ヘ）株式の併合または分割、新株引受権等
　　（a）当社は、法令に定める場合を除き、第二種優先株式について株式の併合または分割は行わない。
　　（b）当社は、第二種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。
（ト）普通株式への転換
　　　第二種優先株主は、以下に定めるところにより第二種優先株式の普通株式への転換を請求することができる。
　　①　転換請求期間
　　　　平成17年8月1日から平成21年2月26日まで。
　　　　ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。
　　②　転換の条件
　　　　㋑転換価額
　　　　　転換価額は947,100円とする。
　　　　㋺転換価額の修正
　　　　　転換価額は、平成18年8月1日から平成20年8月1日までの毎年8月1日（以下「修正日」という）に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）に修正される。修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が947,100円（以下「下限転換価額」という。ただし、下記㋩により調整される）を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

㈥転換価額の調整
   ⓐ第二種優先株式発行後、次の（ⅰ）から（ⅲ）までの何れかに該当する場合には、転換価額は、下記の算式（以下「転換価額調整式」という）により調整される。

$$\text{調整後} \atop \text{転換価額} = \text{調整前} \atop \text{転換価額} \times \frac{\text{既発行の} \atop \text{普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

    調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

    ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

   （ⅰ）転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

     株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

   （ⅱ）株式分割により普通株式を発行する場合

     株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

   （ⅲ）転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式（以下「転換型株式」という）または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

     株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日（無償で新株予約権を発行する場合は発行の日）の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

   ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

   ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日（ただし、上記ⓐ（ⅱ）ただし書きの場合には株主割当日）に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

   ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

   ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の１ヵ月前の日における当社の発行済普通株式数とする。

㈦転換により発行すべき普通株式数
   第二種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$\text{転換により発行} \atop \text{すべき普通株式数} = \frac{\text{第二種優先株主が転換請求のために提出した第二種優先株式の発行価額総額}}{\text{転換価額}}$$

   発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、１株の100分の１の整数倍に当る端数はこれを端株原簿に記載または記録し、１株の100分の１に満たない部分はこれを切り上げる。

㈧転換により発行する株式の内容
   当社普通株式

㈨転換請求受付場所
   東京都千代田区丸の内一丁目４番４号
   住友信託銀行株式会社　証券代行部

㈩転換の効力発生
   転換の効力は、転換請求書および第二種優先株式の株券が上記㈨の転換請求受付場所に到着した日に発生する。

③　一斉転換

　　㋑転換請求期間中に転換の請求がなされなかった第二種優先株式は、同期間の末日の翌日(以下「一斉転換日」という)をもって、1株につき3,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第二種優先株式1株につき3,000,000円をその金額で除して得られる数の普通株式となる。

　　㋺普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

　　第二種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

4　第三種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

　(a)　当社は、利益配当を行うときは、第三種優先株式を有する株主(以下「第三種優先株主」という)または第三種優先株式の登録質権者(以下「第三種優先登録質権者」という)に対し、普通株主または普通登録質権者に先立ち、第三種優先株式1株につき13,700円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

　(b)　ある営業年度において第三種優先株主または第三種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

　(c)　第三種優先株主または第三種優先登録質権者に対しては、優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

　　当社は、中間配当を行うときは、第三種優先株主または第三種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第三種優先株式1株につき6,850円を支払う。

(ハ)残余財産の分配

　(a)　当社の残余財産を分配するときは、第三種優先株主または第三種優先登録質権者に対し普通株主または普通登録質権者に先立ち、第三種優先株式1株につき1,000,000円を支払う。

　(b)　第三種優先株主または第三種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

　　当社は、いつでも第三種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

　　第三種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

　(a)　当社は、法令に定める場合を除き、第三種優先株式について株式の併合または分割は行わない。

　(b)　当社は、第三種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

　　第三種優先株主は、以下に定めるところにより第三種優先株式の普通株式への転換を請求することができる。

①　転換請求期間

　　当社設立の日から平成21年9月30日まで。

　　ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②　転換の条件

　　㋑転換価額

　　　転換価額は830,900円とする。

�}転換価額の修正

転換価額は、平成15年10月1日以降平成18年10月1日までの毎年10月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が249,700円(以下「下限転換価額」という。ただし、下記㈥により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。

㈥転換価額の調整

ⓐ第三種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$ \text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}} $$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合

株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。

ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換型株式の転換価額または新株予約権の行使に際しての払込金額がその払込期日(無償で新株予約権を発行する場合は発行の日)または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記�}に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換価額を調整すべき事由が発生した場合には、上記�}により修正された修正後転換価額を調整前転換価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。

ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。

ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当社の発行済普通株式数とする。

ⓖ転換価額調整式で使用する1株当りの払込金額とは、上記ⓐ（ⅰ）の場合には当該払込金額（金銭以外の財産による払込の場合にはその適正な評価額）、上記ⓐ（ⅱ）の場合には0円、上記ⓐ（ⅲ）の場合には当該転換価額または新株予約権の発行価額および行使に際しての払込金額の合計額をそれぞれいうものとする。

㈢下限転換価額の調整

上記㈥により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㈥ⓒにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。ただし、上記㈥ⓑに定める場合には、調整後下限転換価額は当該修正日以降これを適用するものとする。

㋭転換により発行すべき普通株式数

第三種優先株式の転換により発行すべき当社の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第三種優先株主が転換請求のために提出した第三種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、1株の100分の1の整数倍に当る端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない部分はこれを切り上げる。

㋬転換により発行する株式の内容

当社普通株式

㋞転換請求受付場所

東京都千代田区丸の内一丁目4番4号
住友信託銀行株式会社　証券代行部

㋕転換の効力発生

転換の効力は、転換請求書および第三種優先株式の株券が上記㋞の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第三種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、1株につき1,000,000円を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式1株につき1,000,000円をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第三種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

5　第1回第四種優先株式、第2回第四種優先株式、第3回第四種優先株式、第4回第四種優先株式、第5回第四種優先株式、第6回第四種優先株式、第7回第四種優先株式、第8回第四種優先株式、第9回第四種優先株式、第10回第四種優先株式、第11回第四種優先株式、第12回第四種優先株式（以下、第1回から第12回までの各回の第四種優先株式をそれぞれ「第1-12回第四種優先株式」という）の主な内容は次のとおりであります。

（イ）優先配当金

(a) 当社は、利益配当を行うときは、第1-12回第四種優先株式を有する株主（以下「第1-12回第四種優先株主」という）または第1-12回第四種優先株式の登録質権者（以下「第1-12回第四種優先登録質権者」という）に対し、普通株主または普通登録質権者に先立ち、第1-12回第四種優先株式1株につき135,000円（ただし、平成15年3月31日に終了する営業年度に係る優先配当金については、19,500円とする）の利益配当金（以下「優先配当金」という）を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対しては優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

当社は、中間配当を行うときは、第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第1-12回第四種優先株式1株につき67,500円を支払う。

(ハ)残余財産の分配

(a) 当社の残余財産を分配するときは、第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対し普通株主または普通登録質権者に先立ち、第1-12回第四種優先株式1株につき3,000,000円を支払う。

(b) 第1-12回第四種優先株主または第1-12回第四種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

当社は、いつでも第1-12回第四種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

第1-12回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当社は、法令に定める場合を除き、第1-12回第四種優先株式について株式の併合または分割は行わない。

(b) 当社は、第1-12回第四種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

第1-12回第四種優先株主は、以下に定めるところにより第1-12回第四種優先株式の普通株式への転換を請求することができる。

① 転換請求期間

平成15年2月8日から平成40年2月7日まで。

② 転換の条件

㋑転換価額

転換価額は322,300円とする。

㋺転換価額の修正

第1-12回第四種優先株主が当社に対し第1-12回第四種優先株式の転換を請求した日(以下「修正日」という)において、転換価額は、(ⅰ)修正日の前日において有効な転換価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)相当額(10円の位まで算出し、その10円の位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後転換価額」という)。ただし、修正後転換価額が106,300円(ただし、下記㋩により調整される)(以下「下限転換価額」という)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。なお、修正後転換価額は、修正日に転換請求がなされた当該各回第1-12回第四種優先株式についてのみ適用される。

㋩転換価額の調整

ⓐ第1-12回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、転換価額は、下記に定める各々該当する算式(以下「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下「調整後転換価額」という)により調整される。

（I）下記（ⅰ）ないし（ⅲ）に該当する場合、転換価額調整式は、以下のとおりとする。

$$調整後転換価額 = 調整前転換価額 \times \frac{既発行普通株式数 + \dfrac{新たに発行もしくは処分された普通株式数または転換証券（下記（ⅲ）に定義される）もしくは新株予約権（下記（ⅲ）に定義される）に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数 \times 普通株式1株当りの払込金額（転換証券の転換または新株予約権の行使に当り交付された対価を含む）}{時価}}{既発行普通株式数 + 新たに発行もしくは処分された普通株式数または転換証券（下記（ⅲ）に定義される）もしくは新株予約権（下記（ⅲ）に定義される）に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数}$$

（II）下記（ⅳ）に該当する場合、転換価額調整式は、以下のとおりとする。

$$調整後転換価額 = 調整前転換価額 \times \frac{時価 - 普通株式1株につき割り当てられた特別現金配当（下記（ⅳ）に定義される）または債務証書もしくは資産の分配に関する基準日（下記（ⅳ）に定義される）における適正市場価格（*）}{時価}$$

（*）かかる適正市場価格に関しては、当社の取締役会（以下「取締役会」という）が適切と判断する独立の第三者（証券会社、銀行等）に評価させるものとする。

（III）下記（ⅴ）に該当する場合、転換価額調整式は、以下のとおりとする。

$$調整後転換価額 = 調整前転換価額 \times \frac{時価 \times 既発行普通株式数 - 下記（ⅴ）に従って、買受け、償還もしくは取得される普通株式（または、転換証券もしくは新株予約権）の総数につき、当社が支払うべき対価の総額}{時価 \times （既発行普通株式数 - 下記（ⅴ）において、買受け、償還または取得される普通株式数（または、転換証券もしくは新株予約権の場合は、それらの転換もしくは行使により発行もしくは処分される普通株式数）}$$

なお、上記転換価額調整式中の、「時価×既発行普通株式数－（下記（ⅴ）に従って、買受け、償還もしくは取得される普通株式（または、転換証券もしくは新株予約権）の総数につき、当社が支払うべき対価の総額）」の値が1未満になる場合は、かかる値は1として計算されるものとする。

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

（ⅰ）当社が、転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合（新株予約権の行使または転換証券の転換による発行または処分の場合を除く）

　　転換価額は、上記（I）に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に当該普通株式の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該普通株式の払込期日の翌日を、かかる調整後転換価額の適用開始日とする。

（ⅱ）株式分割により普通株式を発行する場合

　　転換価額は、上記（I）に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株式分割による普通株式の割当日の翌日をかかる調整後転換価額の適用開始日とする。

　　ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割による普通株式の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、かかる調整後転換価額の適用開始日とする。

（ⅲ）転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券（当該第1-12回第四種優先株式と同時に発行される他の第1-12回第四種優先株式を除く。以下「転換証券」という）または普通株式を行使により取得することができる権利（当社の発行する社債に付された新株予約権を含む）（以下「新株予約権」という）を発行する場合

　　転換価額は、上記（I）に定める転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日（無償で新株予約権を発行する場合は発行日）の翌日を、かかる調整後転換価額の適用開始日とする。当該転換証券または

新株予約権を発行する場合、調整後転換価額の適用開始日の前日に、発行される転換証券の全額が普通株式に転換されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日(無償で新株予約権を発行する場合は発行日)において確定しない場合で、かつ、かかる転換証券または新株予約権についての1株当りの当初の転換価額または行使価額の最低価額が定められていない場合には、かかる転換証券の転換価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後転換価額の適用開始日とする。また、当該発行される転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日(無償で新株予約権を発行する場合は発行日)において確定しない場合で、かつ、かかる転換証券または新株予約権についての1株当りの当初の転換価額または行使価額の最低価額が定められている場合は、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日(無償で新株予約権を発行する場合は発行日)の翌日を、かかる調整後転換価額の適用開始日とするが、転換証券または新株予約権は、1株当りの当初の転換価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする)により、かかる転換により発行もしくは処分されうる最大数の普通株式に転換されまたはそれらが行使により発行もしくは処分されたものとみなされる。その後、かかる転換証券の転換もしくは新株予約権の行使により発行もしくは処分されうる最大の普通株式数または転換価額もしくは行使価額の最低価額について変更(かかる転換証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない)が生じた場合には、調整後転換価額は、第1-12回第四種優先株式の転換の直前において、当該変更を反映させるべく再計算されるものとする(ただし、調整後転換価額が、これらの転換証券または新株予約権の発行またはみなし発行により本(ⅲ)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後転換価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後転換価額の増加を行うことができないものとする)が、かかる転換証券の転換または新株予約権の行使により、実際に普通株式が発行されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換証券に係る転換権または新株予約権のいずれかが消滅した場合には、調整後転換価額は、第1-12回第四種優先株式の転換の直前において、かかる転換証券の転換または新株予約権の行使により実際に発行された普通株式数のみを反映させるべく再計算されるものとする。

第1-12回第四種優先株式の発行時において残存するすべての転換証券および新株予約権は、第1-12回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(ⅳ)当社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の現金配当を除く)を行う場合

かかる配当または分配の際に適用される転換価額は、上記(Ⅱ)に定める転換価額調整式に従って算出された調整後転換価額に調整される。当社がかかる特別現金配当または分配を行うたびごとに、転換価額の調整は行われるものとし、当該特別現金配当または分配を受ける権利を有する株主を確定するために定められた日(以下「基準日」という)の翌日をかかる調整後転換価額の適用開始日とする。

「特別現金配当」とは、当社がある会計年度(以下に定義する)に関して決定した配当に基づく配当利回り(以下に定義する)が、5%に直前の3会計年度に関して決定した配当に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「会計年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当社が3月31日以外の日に終了するように会計年度を変更した場合、会計年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{当社が決定した普通株式1株当りの配当金}}{\text{対象となる会計年度の東京証券取引所における普通株式}} \times 100\%$$
$$\text{の毎日(終値のない日を除く)の終値の平均値}$$

(ⅴ)当社が、普通株式の買受け、償還もしくはその他の事由による取得を、かかる取得日(以下「取得日」という)における普通株式1株当りの時価を上回る1株当りの価額をもって行う場合(当社が商法の規定に従い市場においてする取引の方法により普通株式を買受ける場合及び商法の規定に従い端株買取請求権の行使に関連して普通株式を買受ける場合を除く)、または、普通株式に転換もしくは普通株式を取得できるその他の証券の買受け、償還もしくはその他の事由による取得を、取得日における普通株式の1株当りの時価を上回る普通株式1株当りの対価をもって行う場合

かかる取得の際において適用される転換価額は、上記(Ⅲ)に定める転換価額調整式に従って算出された調整後転換価額に調整される。当社が普通株式またはかかる証券を買受け、償還またはその他の事由により取得するたびごとに、転換価額の調整は行われるのものとし、取得日の翌日をかかる調整後転換価額の適用開始日とする。

ⓑ株式交換、株式移転、会社分割、合併、資本の減少、普通株式の併合その他上記ⓐに該当しない希薄化事由により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

ⓒ転換価額調整式で使用する「時価」は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する「調整前転換価額」は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する「既発行普通株式数」は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。

ⓕ転換価額調整式で使用する「普通株式1株当りの払込金額」は、それぞれ、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には普通株式1株当りの当該転換価額または普通株式1株当りの新株予約権の発行価額および行使に際しての払込金額の合計額とする。

ⓖ本㈥(上記ⓒを除く)において「普通株式」とは、普通株式、および(ⅰ)配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

㈢上記㈥により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えた上で適用して同様の調整を行い、上記㈥ⓑにより転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限転換価額の調整は、上記㈥ⓑに基づく転換価額の調整と同時に有効になるものとする。

㋭転換により発行すべき普通株式数

転換により発行すべき当社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第1-12回第四種優先株主が転換請求のために提出した第1-12回第四種優先株式の発行価額総額}}{\text{転換価額}}$$

第1-12回第四種優先株式の転換により発行すべき普通株式数の算出に当って1株の100分の1の整数倍に当る端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。

なお、本㋭に従う限り、いかなる数の第1-12回第四種優先株式を有していたとしても、その第1-12回第四種優先株主1人が行う1回の転換により、普通株式1株に満たない部分は1つより多くは生じない。

㋬転換により発行する株式の内容

当社普通株式

㋗転換請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

㋑転換の効力発生

転換の効力は、転換請求書および第1-12回第四種優先株式の株券が上記㋩の転換請求受付場所に到着した日に発生する。

③　一斉転換

㋑転換請求期間中に転換の請求がなされなかった第1-12回第四種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第1-12回第四種優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各第1-12回第四種優先株式1株の払込金相当額をその金額で除して得られる数の普通株式となる。

㋺普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④　優先株式の転換と配当

第1-12回第四種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

(チ) 発行の方法

ザ・ゴールドマン・サックス・グループ・インクに第1-12回第四種優先株式を直接全額割り当てる方法により発行する。

(リ) 保有期間その他第1-12回第四種優先株式の保有に関する事項についての当社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容

ザ・ゴールドマン・サックス・グループ・インクは、当社との間で平成15年1月15日締結の優先株式引受契約書(以下「第1-12回第四種優先株式引受契約書」という)において、当社により割り当てられ保有する第1-12回第四種優先株式につき、以下の制限に従うことを約している。

(a) 第1-12回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わない。（なお、ザ・ゴールドマン・サックス・グループ・インクが、第1-12回第四種優先株式引受契約書に従い、第1-12回第四種優先株式を譲渡した場合には、第1-12回第四種優先株式引受契約書に定める権利義務は、当該第1-12回第四種優先株式を譲り受けた者に承継される）

(b) 発行後2年間は、一定の場合を除き、第1-12回第四種優先株式の当社普通株式への転換請求を行わない。

(c) 第1-12回第四種優先株式の転換により発行された当社普通株式の譲渡その他の処分は、払込期日後2年目の応当日の前日までは一定の場合を除きこれを行わず、払込期日後2年目の応当日から12ヶ月間は、一定の場合を除き総転換株式数の3分の1の数(ないしこれから一定の株式数を減じた数)を超える当社普通株式につきこれを行わず、払込期日後3年目の応当日から12ヶ月間は、一定の場合を除き総転換株式数の3分の2の数(ないしこれから一定の株式数を減じた数)を超える当社普通株式につきこれを行わない。

総転換株式数とは、それまでに転換により発行された当社普通株式の数と、残存している第1-12回第四種優先株式の全てがその時点において適用のある転換価額で転換された場合に発行されるであろう当社普通株式の数の合計をいう。

6　第1回第六種優先株式の主な内容は次のとおりであります。

(イ) 優先配当金

(a) 当社は、利益配当を行うときは、第1回第六種優先株式を有する株主(以下「第1回第六種優先株主」という)または第1回第六種優先株式の登録質権者(以下「第1回第六種優先登録質権者」という)に対し、普通株式を有する株主(以下「普通株主」という)または普通株式の登録質権者(以下「普通登録質権者」という)に先立ち、第1回第六種優先株式1株につき88,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金を控除した額を支払うものとする。

(b) ある営業年度において第1回第六種優先株主または第1回第六種優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は翌営業年度以降に累積しない。

(c) 第1回第六種優先株主または第1回第六種優先登録質権者に対しては優先配当金を超えて配当を行わない。

(ロ)優先中間配当金

　　当社は、中間配当を行うときは、第1回第六種優先株主または第1回第六種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第1回第六種優先株式1株につき44,250円を支払う。

(ハ)残余財産の分配

　(a)　当社の残余財産を分配するときは、第1回第六種優先株主または第1回第六種優先登録質権者に対し、普通株主または普通登録質権者に先立ち、第1回第六種優先株式1株につき3,000,000円を支払う。

　(b)　第1回第六種優先株主または第1回第六種優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)消却

　(a)　当社は、いつでも第1回第六種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

　(b)　当社は、第1回第六種優先株式発行後、平成23年3月31日以降はいつでも、第1回第六種優先株式1株につき3,000,000円で第1回第六種優先株式の一部又は全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。

(ホ)議決権

　　第1回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

　(a)　当社は、法令に定める場合を除き、第1回第六種優先株式について株式の併合または分割は行わない。

　(b)　当社は、第1回第六種優先株主に対し新株の引受権または新株予約権付社債の引受権を与えない。

(ト)発行の方法

　　第三者割当の方法により、適格機関投資家(証券取引法に定義される)に割り当てる。

(チ)第1回第六種優先株式の保有に関する事項についての当社と割当先との取決めの内容

　　割当先が第1回第六種優先株式を第三者に譲渡する場合には、当社による事前の同意を必要とする。ただし、第1回第六種優先株式の払込期日(平成17年3月29日)後8年目の応答日以降はこの限りではない。

(2) 【新株予約権等の状況】

　　株式会社三井住友銀行が、平成14年６月27日開催の第１期定時株主総会の特別決議に基づいて商法第280条ノ20および同法第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年８月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年９月26日開催の第１回第一種優先株式、第２回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年９月27日開催の臨時株主総会(普通株式に係る種類株主総会を兼ねる。)において、承認可決されました。

　　なお、当社が承継した新株予約権の内容は次のとおりであります。

	中間会計期間末現在 （平成17年９月30日）	提出日の前月末現在 （平成17年11月30日）
新株予約権の数	1,620個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,620株	同左
新株予約権の行使時の払込金額	１株当たり　　　　673,000円	同左
新株予約権の行使期間	平成16年６月28日から 平成24年６月27日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　　　673,000円 資本組入額　　　337,000円	同左
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も５年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。	同左
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左

(注)　1　新株予約権１個当たりの目的たる株式の数は１株であります。
　　　　2　払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる１円未満の端数は切り上げる。



また、払込金額は、株式の分割または併合の際にも適宜調整される。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成17年4月1日～平成17年9月30日（注）	922,593.28	8,253,573.77	－	1,352,651,500	－	1,352,764,159

（注） 優先株式の普通株式への転換により、第13回第四種優先株式が107,087株減少し、普通株式が1,029,680.28株増加いたしました。

(4) 【大株主の状況】

① 普通株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目8番11号	479,336.00	6.56
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番3号	437,809.00	5.99
ザ チェース マンハッタン バンク エヌエイ ロンドン（常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室）	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND（東京都中央区日本橋兜町6番7号）	156,159.00	2.13
日本生命保険相互会社	大阪市中央区今橋三丁目5番12号	154,388.42	2.11
ステート ストリート バンク アンド トラスト カンパニー 505103（常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室）	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A.（東京都中央区日本橋兜町6番7号）	140,114.00	1.91
松下電器産業株式会社	大阪府門真市大字門真1006番地	103,570.98	1.41
ヒーローアンドカンパニー（常任代理人 株式会社三井住友銀行 資金証券サービス部）	90 WASHINGTON STREET, NEW YORK, NY 10015, U.S.A.（東京都千代田区丸の内一丁目3番2号）	99,624.00	1.36
住友生命保険相互会社	東京都中央区築地七丁目18番24号	97,400.00	1.33
ステート ストリート バンク アンド トラスト カンパニー（常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室）	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A.（東京都中央区日本橋兜町6番7号）	84,685.00	1.15
資産管理サービス信託銀行株式会社(信託B口)	東京都中央区晴海一丁目8番12号	78,489.00	1.07
計	－	1,831,575.40	25.07

② 第一種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（%）
株式会社整理回収機構	東京都中野区本町二丁目46番1号	35,000	100.00
計	－	35,000	100.00

③ 第二種優先株式

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
株式会社整理回収機構	東京都中野区本町二丁目46番1号	100,000	100.00
計	―	100,000	100.00

④ 第三種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
株式会社整理回収機構	東京都中野区本町二丁目46番1号	695,000	100.00
計	―	695,000	100.00

⑤ 第1回第四種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑥ 第2回第四種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑦ 第3回第四種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
ジーエスエスエム ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番1号）	4,175	100.00
計	―	4,175	100.00

⑧　第４回第四種優先株式

（平成17年９月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑨　第５回第四種優先株式

（平成17年９月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑩　第６回第四種優先株式

（平成17年９月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑪　第７回第四種優先株式

（平成17年９月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑫　第８回第四種優先株式

（平成17年９月30日現在）

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑬　第９回第四種優先株式

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑭　第10回第四種優先株式

（平成17年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑮　第11回第四種優先株式

（平成17年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑯　第12回第四種優先株式

（平成17年９月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディングコーポレーション（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	—	4,175	100.00

⑰　第１回第六種優先株式

氏名又は名称	住所	所有株式数 （株）	発行済株式総数に対する 所有株式数の割合（％）
住友生命保険相互会社	東京都中央区築地七丁目18番24号	23,334	33.33
日本生命保険相互会社	大阪市中央区今橋三丁目５番12号	20,000	28.57
三井生命保険株式会社	東京都千代田区大手町一丁目２番３号	16,667	23.81
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	10,000	14.29
計	－	70,001	100.00

（注）　1　当社が所有する自己株式405,731.04株(普通株式)は、上記の表に含めておりません。
　　　　2　野村證券株式会社から平成17年５月13日付で株券等の大量保有の状況に関する変更報告書の提出があり、
　　　　　平成17年４月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当中間会計
　　　　　期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
　　　　　　なお、変更報告書の内容は次のとおりであります。
　　　　　　　　大量保有者名　　野村證券株式会社(他共同保有者４名)
　　　　　　　　保有株券等の数　　163,908株(共同保有者分を含む。)
　　　　　　　　株券等保有割合　　2.61％
　　　　3　ゴールドマン・サックス証券会社東京支店から平成17年５月13日付で株券等の大量保有の状況に関する
　　　　　変更報告書の提出があり、平成17年４月30日現在で以下の普通株式を保有している旨の報告を受けました
　　　　　が、当社として当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況に
　　　　　は含めておりません。
　　　　　　なお、変更報告書の内容は次のとおりであります。
　　　　　　　　大量保有者名　　ゴールドマン・サックス証券会社東京支店(他共同保有者４名)
　　　　　　　　保有株券等の数　　363,743株(共同保有者分を含む。潜在株式7,428株を含む。)
　　　　　　　　株券等保有割合　　4.96％
　　　　4　フィデリティ投信株式会社から平成17年７月15日付で株券等の大量保有の状況に関する変更報告書の提
　　　　　出があり、平成17年６月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として
　　　　　当中間会計期間末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりま
　　　　　せん。
　　　　　　なお、変更報告書の内容は次のとおりであります。
　　　　　　　　大量保有者名　　フィデリティ投信株式会社
　　　　　　　　保有株券等の数　　270,202株
　　　　　　　　株券等保有割合　　3.32％
　　　　5　キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成17年８月12日付で株券等の大量
　　　　　保有の状況に関する大量保有報告書の提出があり、平成17年７月31日現在で以下の普通株式を保有してい
　　　　　る旨の報告を受けましたが、当社として当中間会計期間末日における実質所有株式数の確認ができないの
　　　　　で、上記大株主の状況には含めておりません。
　　　　　　なお、大量保有報告書の内容は次のとおりであります。
　　　　　　　　大量保有者名　　キャピタル・リサーチ・アンド・マネージメント・カンパニー(他共同保有者４
　　　　　　　　　名)
　　　　　　　　保有株券等の数　　376,510株(共同保有者分を含む。)
　　　　　　　　株券等保有割合　　5.19％
　　　　6　株式会社りそなホールディングスから平成17年９月８日付で株券等の大量保有の状況に関する変更報告
　　　　　書の提出があり、平成17年９月１日現在で普通株式及び優先株式を保有している旨の報告を受けました。
　　　　　同変更報告書には株式会社整理回収機構が共同保有者として記載されており、同社の保有株式数の内容は
　　　　　当社の当中間会計期間末における優先株式の株主名簿上の記載内容と一致しておりますが、それ以外の保
　　　　　有株式数(全て普通株式)については、当社として当中間会計期間末日における実質所有株式数の確認がで
　　　　　きないので、上記大株主の状況には含めておりません。
　　　　　　なお、変更報告書の内容(除く株式会社整理回収機構保有分)は次のとおりであります。
　　　　　　　　大量保有者名　　りそな信託銀行株式会社(他共同保有者１名)
　　　　　　　　保有株券等の数　　86,878株(共同保有者分を含む。)
　　　　　　　　株券等保有割合　　1.05％

(5) 【議決権の状況】

① 【発行済株式】

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式 950,101	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 405,731 (相互保有株式) 普通株式 4,599	―	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式 6,865,763	6,865,763	権利内容に何ら限定のない当社における標準となる株式 (注)1，2
端株	普通株式 27,379.77	―	権利内容に何ら限定のない当社における標準となる株式 (注)1，3，4
発行済株式総数	8,253,573.77	―	―
総株主の議決権	―	6,865,763	―

(注)　1　「完全議決権株式(その他)」及び「端株」の欄には、証券保管振替機構名義の株式が、それぞれ478株（議決権478個）及び0.60株含まれております。

　　　2　「完全議決権株式(その他)」の欄には、名義人以外からの株券喪失登録のある株式が1株（議決権1個）含まれております。

　　　3　「端株」の欄には、当社所有の自己株式0.04株が含まれております。

　　　4　「端株」の欄には、株主名簿上は株式会社三井住友銀行名義となっておりますが、実質的に保有していない株式が0.60株含まれております。

② 【自己株式等】

所有者の氏名 又は名称	所有者の住所	自己名義 所有株式数 (株)	他人名義 所有株式数 (株)	所有株式数 の合計 (株)	発行済株式総数 に対する所有 株式数の割合(%)
株式会社三井住友 フィナンシャルグループ	東京都千代田区有楽町 一丁目1番2号	405,731	―	405,731	5.55
大和証券エスエムビーシー 株式会社	東京都千代田区丸の内 一丁目8番1号	4,599	―	4,599	0.06
計	―	410,330	―	410,330	5.61

(注)　「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

月別	平成17年4月	5月	6月	7月	8月	9月
最高(円)	730,000	711,000	752,000	754,000	930,000	1,160,000
最低(円)	672,000	659,000	698,000	711,000	723,000	865,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

(2) 優先株式

各種優先株式は、いずれも証券取引所に上場されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

第5 【経理の状況】

1 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

　なお、前中間連結会計期間（自平成16年4月1日　至平成16年9月30日）は「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年1月30日内閣府令第5号）附則第3項のただし書きにより、改正前の中間連結財務諸表規則及び銀行法施行規則に基づき作成し、当中間連結会計期間（自平成17年4月1日　至平成17年9月30日）は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

2 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

　なお、前中間会計期間（自平成16年4月1日　至平成16年9月30日）は「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年1月30日内閣府令第5号）附則第3項のただし書きにより、改正前の中間財務諸表等規則に基づき作成し、当中間会計期間（自平成17年4月1日　至平成17年9月30日）は改正後の中間財務諸表等規則に基づき作成しております。

3 中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

4 前中間連結会計期間及び当中間連結会計期間の中間連結財務諸表並びに前中間会計期間及び当中間会計期間の中間財務諸表は、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間 (平成16年9月30日現在) 金額(百万円)	構成比(%)	当中間連結会計期間 (平成17年9月30日現在) 金額(百万円)	構成比(%)	前連結会計年度 連結貸借対照表 (平成17年3月31日現在) 金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	5,846,400	5.79	5,076,696	4.97	4,989,814	5.00
コールローン及び買入手形		406,571	0.40	789,440	0.77	1,004,512	1.01
買現先勘定		125,306	0.12	138,675	0.14	124,856	0.13
債券貸借取引支払保証金		1,621,384	1.61	2,165,749	2.12	568,340	0.57
買入金銭債権		521,454	0.52	612,330	0.60	606,032	0.61
特定取引資産	※8	3,274,740	3.24	3,627,610	3.55	3,769,073	3.78
金銭の信託		3,783	0.00	811	0.00	3,832	0.00
有価証券	※1,2,8	24,073,122	23.82	23,579,596	23.06	24,233,701	24.30
貸出金	※3,4,5,6,7,8,9	55,422,034	54.84	56,095,034	54.87	54,799,805	54.95
外国為替	※7	964,066	0.95	892,413	0.87	895,586	0.90
その他資産	※8,10	2,919,297	2.89	3,348,723	3.28	3,110,454	3.12
動産不動産	※8,11,12,13	946,685	0.94	807,079	0.79	836,053	0.84
リース資産	※12	991,190	0.98	1,005,761	0.98	1,007,015	1.01
繰延税金資産		1,743,246	1.73	1,414,656	1.38	1,598,158	1.60
再評価に係る繰延税金資産	※11	75	0.00	—	—	—	—
連結調整勘定		17,544	0.02	9,408	0.01	13,381	0.01
支払承諾見返		3,399,727	3.36	3,707,061	3.63	3,444,799	3.45
貸倒引当金		△1,222,391	△1.21	△1,037,217	△1.02	△1,273,560	△1.28
資産の部合計		101,054,242	100.00	102,233,832	100.00	99,731,858	100.00

区分	注記番号	前中間連結会計期間 (平成16年9月30日現在)		当中間連結会計期間 (平成17年9月30日現在)		前連結会計年度 連結貸借対照表 (平成17年3月31日現在)	
		金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
（負債の部）							
預金	※8	67,619,961	66.92	69,242,541	67.73	68,474,861	68.66
譲渡性預金		3,038,333	3.01	2,529,775	2.47	2,713,270	2.72
コールマネー及び売渡手形	※8	4,823,293	4.77	6,137,278	6.00	4,971,462	4.98
売現先勘定	※8	720,461	0.71	508,598	0.50	405,671	0.41
債券貸借取引受入担保金	※8	4,602,167	4.55	3,651,048	3.57	3,868,001	3.88
コマーシャル・ペーパー		352,000	0.35	7,500	0.01	374,100	0.38
特定取引負債	※8	1,780,073	1.76	1,786,166	1.75	2,110,473	2.12
借用金	※8,14	2,213,432	2.19	2,087,187	2.04	2,142,873	2.15
外国為替		533,545	0.53	433,654	0.42	478,482	0.48
短期社債		—	—	460,500	0.45	1,000	0.00
社債	※15	4,480,668	4.43	4,329,026	4.23	4,339,497	4.35
信託勘定借		42,202	0.04	42,260	0.04	50,457	0.05
その他負債	※8	3,250,878	3.22	2,817,197	2.76	2,363,786	2.37
賞与引当金		21,548	0.02	22,018	0.02	23,816	0.02
退職給付引当金		31,282	0.03	35,893	0.04	34,792	0.03
日本国際博覧会出展引当金		172	0.00	284	0.00	231	0.00
特別法上の引当金		1,093	0.00	1,092	0.00	1,093	0.00
繰延税金負債		46,821	0.05	47,422	0.05	45,259	0.05
再評価に係る繰延税金負債	※11	58,100	0.06	50,466	0.05	90,994	0.09
支払承諾	※8	3,399,727	3.36	3,707,061	3.63	3,444,799	3.45
負債の部合計		97,015,765	96.00	97,896,973	95.76	95,934,927	96.19
（少数株主持分）							
少数株主持分		1,017,565	1.01	1,074,517	1.05	1,021,203	1.03
（資本の部）							
資本金		1,247,650	1.23	1,352,651	1.32	1,352,651	1.35
資本剰余金		866,870	0.86	974,349	0.95	974,346	0.98
利益剰余金		612,438	0.60	697,905	0.68	329,963	0.33
土地再評価差額金	※11	99,514	0.10	37,839	0.04	57,853	0.06
その他有価証券評価差額金		270,252	0.27	533,070	0.52	410,653	0.41
為替換算調整勘定		△73,509	△0.07	△62,640	△0.06	△79,883	△0.08
自己株式		△2,303	△0.00	△270,834	△0.26	△269,857	△0.27
資本の部合計		3,020,911	2.99	3,262,340	3.19	2,775,728	2.78
負債、少数株主持分及び 資本の部合計		101,054,242	100.00	102,233,832	100.00	99,731,858	100.00

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日)		当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日)		前連結会計年度 要約連結損益計算書 (自 平成16年4月1日 至 平成17年3月31日)	
		金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,778,173	100.00	1,757,879	100.00	3,580,796	100.00
資金運用収益		752,495		769,316		1,521,728	
（うち貸出金利息）		(567,082)		(588,151)		(1,145,653)	
（うち有価証券利息配当金）		(121,740)		(120,932)		(256,396)	
信託報酬		729		4,285		2,609	
役務取引等収益		281,955		327,875		596,086	
特定取引収益		30,927		12,448		144,587	
その他業務収益		551,794		576,540		1,058,289	
その他経常収益	※1	160,271		67,412		257,495	
経常費用		1,664,072	93.58	1,294,111	73.62	3,611,089	100.85
資金調達費用		156,704		215,601		350,385	
（うち預金利息）		(52,872)		(114,236)		(131,498)	
役務取引等費用		46,575		49,167		79,976	
特定取引費用		605		189		199	
その他業務費用		394,061		403,592		867,748	
営業経費	※2	423,612		421,626		852,715	
その他経常費用	※3	642,513		203,933		1,460,064	
経常利益（△は経常損失）		114,100	6.42	463,768	26.38	△30,293	△0.85
特別利益	※4	2,671	0.15	61,397	3.50	9,074	0.25
特別損失	※5,6	20,056	1.13	13,872	0.79	87,316	2.43
税金等調整前中間純利益 （△は税金等調整前当期純損失）		96,715	5.44	511,293	29.09	△108,535	△3.03
法人税、住民税及び事業税		17,079	0.96	32,367	1.84	30,638	0.86
還付法人税等		8,104	0.46	—	—	8,869	0.25
法人税等調整額		5,277	0.30	60,672	3.45	52,912	1.48
少数株主利益		29,090	1.64	25,925	1.48	50,983	1.42
中間純利益（△は当期純損失）		53,372	3.00	392,327	22.32	△234,201	△6.54

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日） 金額（百万円）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日） 金額（百万円）	前連結会計年度 連結剰余金計算書 （自　平成16年4月1日 至　平成17年3月31日） 金額（百万円）
（資本剰余金の部）				
資本剰余金期首残高		865,282	974,346	865,282
資本剰余金増加高		1,588	2	109,064
増資による新株の発行		—	—	105,001
自己株式処分差益		1,588	2	4,063
資本剰余金中間期末（期末）残高		866,870	974,349	974,346
（利益剰余金の部）				
利益剰余金期首残高		611,189	329,963	611,189
利益剰余金増加高		55,122	412,337	3,863
中間純利益		53,372	392,327	—
連結子会社の増加に伴う増加高		—	2	—
連結子会社の減少に伴う増加高		3	6	4
持分法適用会社の減少に伴う増加高		1,747	—	1,747
土地再評価差額金の取崩に伴う増加高		—	20,001	2,111
利益剰余金減少高		53,873	44,396	285,088
当期純損失		—	—	234,201
配当金		46,421	44,389	46,421
連結子会社の増加に伴う減少高		—	2	—
連結子会社の減少に伴う減少高		0	4	0
持分法適用会社の減少に伴う減少高		4,466	—	4,466
土地再評価差額金の取崩に伴う減少高		2,985	—	—
利益剰余金中間期末（期末）残高		612,438	697,905	329,963

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)
I 営業活動による キャッシュ・フロー				
税金等調整前中間純利益 (△は税金等調整前 当期純損失)		96,715	511,293	△108,535
動産不動産等減価償却費		41,082	40,218	84,120
リース資産減価償却費		168,782	166,592	340,777
減損損失		—	10,580	—
連結調整勘定償却額		4,280	3,469	10,017
持分法による投資損益(△)		△12,893	△14,081	△27,142
子会社株式売却損益及び 子会社の増資に伴う持分 変動損益(△)		—	△60,192	—
貸倒引当金の増加額		△200,035	△238,154	△140,104
賞与引当金の増加額		△855	△1,857	1,497
退職給付引当金の増加額		131,309	1,101	134,819
日本国際博覧会出展引当金の 増加額		55	53	114
資金運用収益		△752,495	△769,316	△1,521,728
資金調達費用		156,704	215,601	350,385
有価証券関係損益(△)		△74,018	△64,257	102,784
金銭の信託の運用損益(△)		—	△13	△0
為替差損益(△)		△172,849	△62,513	△105,603
動産不動産処分損益(△)		8,716	△275	63,973
リース資産処分損益(△)		△1,143	△666	△3,345
特定取引資産の純増(△)減		37,897	163,674	△468,577
特定取引負債の純増減(△)		△98,289	△347,755	246,434
貸出金の純増(△)減		△18,373	△1,213,748	468,339
預金の純増減(△)		2,245,859	688,527	3,137,797
譲渡性預金の純増減(△)		△478,870	△186,912	△806,192
借用金(劣後特約付借入金を 除く)の純増減(△)		△142,894	△13,469	△180,888
有利息預け金の純増(△)減		△683,001	55,542	△245,726
コールローン等の純増(△)減		△59,546	200,494	△743,218

区分	注記番号	前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・ フロー計算書 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)
債券貸借取引支払保証金の純増(△)減		△612,055	△1,597,409	440,987
コールマネー等の純増減(△)		△1,845,325	1,262,966	△2,013,905
コマーシャル・ペーパーの純増減(△)		69,300	△366,600	91,400
債券貸借取引受入担保金の純増減(△)		△1,344,179	△216,953	△2,078,345
外国為替(資産)の純増(△)減		△219,887	6,635	△151,254
外国為替(負債)の純増減(△)		△39,119	△45,233	△94,405
短期社債(負債)の純増減(△)		―	459,500	1,000
普通社債の発行・償還による純増減(△)		279,933	△269,880	130,498
信託勘定借の純増減(△)		6,169	△8,196	14,424
資金運用による収入		797,421	803,273	1,553,995
資金調達による支出		△158,410	△208,281	△336,234
取引約定未払金の純増減(△)		―	―	△1,020,879
その他		△332,096	129,264	△350,488
小計		△3,202,113	△966,978	△3,223,208
法人税等の支払額		△28,614	14,248	△56,914
営業活動によるキャッシュ・フロー		△3,230,728	△952,729	△3,280,122
II 投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△21,283,083	△29,777,298	△46,309,832
有価証券の売却による収入		16,679,189	24,077,266	36,134,383
有価証券の償還による収入		7,674,230	6,696,817	13,118,211
金銭の信託の増加による支出		―	△750	―
金銭の信託の減少による収入		0	3,789	0
動産不動産の取得による支出		△22,183	△13,389	△56,945
動産不動産の売却による収入		28,080	11,107	93,474
リース資産の取得による支出		△185,819	△192,899	△396,497
リース資産の売却による収入		18,991	28,661	43,702
子会社株式の一部売却による収入		―	54,937	―
連結範囲の変更を伴う子会社株式の取得による支出		△2,970	―	△2,970
投資活動によるキャッシュ・フロー		2,906,435	888,242	2,623,525

区分	注記番号	前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・ フロー計算書 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)
Ⅲ 財務活動による キャッシュ・フロー				
劣後特約付借入による収入		20,000	33,000	36,000
劣後特約付借入金の返済 による支出		△22,240	△82,343	△72,212
劣後特約付社債・新株予約権 付社債の発行による収入		237,275	408,038	440,237
劣後特約付社債・新株予約権 付社債の償還による支出		△48,000	△162,800	△234,983
株式等の発行による収入		―	―	210,003
配当金支払額		△46,447	△44,355	△46,463
少数株主からの払込み による収入		―	48,025	21,024
少数株主への配当金支払額		△26,171	△27,034	△39,457
自己株式の取得による支出		△502	△1,001	△269,012
自己株式の売却による収入		3,936	26	9,063
財務活動による キャッシュ・フロー		117,850	171,555	54,199
Ⅳ 現金及び現金同等物に 係る換算差額		716	1,794	△378
Ⅴ 現金及び現金同等物の 増加額(△は現金及び 現金同等物の減少額)		△205,726	108,861	△602,776
Ⅵ 現金及び現金同等物の 期首残高		3,529,479	2,930,645	3,529,479
Ⅶ 連結子会社の合併に伴う 現金及び現金同等物の増加額		3,941	―	3,941
Ⅷ 現金及び現金同等物の 中間期末(期末)残高	※1	3,327,694	3,039,507	2,930,645

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
1　連結の範囲に関する事項	(1) 連結子会社　166社 主要な会社名 　株式会社三井住友銀行 　株式会社みなと銀行 　株式会社関西アーバン銀行 　Sumitomo Mitsui Banking Corporation Europe Limited 　Manufacturers Bank 　三井住友銀リース株式会社 　三井住友カード株式会社 　SMBCキャピタル株式会社 　SMBCファイナンスサービス株式会社 　SMBCフレンド証券株式会社 　株式会社日本総合研究所 　SMBC Capital Markets, Inc. 　なお、SMBCファイナンスビジネス・プランニング株式会社他7社は新規設立等により、当中間連結会計期間から連結子会社としております。 　旧株式会社みなとカードは合併により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・インダス有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。	(1) 連結子会社　166社 主要な会社名 　株式会社三井住友銀行 　株式会社みなと銀行 　株式会社関西アーバン銀行 　Sumitomo Mitsui Banking Corporation Europe Limited 　Manufacturers Bank 　三井住友銀リース株式会社 　三井住友カード株式会社 　SMBCキャピタル株式会社 　SMBCファイナンスサービス株式会社 　SMBCフレンド証券株式会社 　株式会社日本総合研究所 　SMBC Capital Markets, Inc. 　NSキャピタル株式会社他8社は新規設立等により、当中間連結会計期間から連結子会社としております。 　また、わかしおオフィスサービス株式会社他3社は清算等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・ケンタウルス有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。	(1) 連結子会社　167社 　主要な連結子会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 　なお、SMBCファイナンスビジネス・プランニング株式会社他20社は新規設立等により、当連結会計年度より連結子会社としております。 　アットローン株式会社はプロミス株式会社の子会社となったため、当連結会計年度より連結子会社から除外し、持分法適用の関連会社としております。 　旧株式会社みなとカード他4社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムエルシー・インダス有限会社他12社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。
	(2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　子会社エス・ビー・エル・マーキュリー有限会社他115社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 　また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 　また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　子会社エス・ビー・エル・マーキュリー有限会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。 　また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
2　持分法の適用に関する事項	(1)　持分法適用の非連結子会社 　　　　　　　　　　4社 主要な会社名 　SBCS Co.,Ltd.	(1)　持分法適用の非連結子会社 　　　　　　　　　　3社 主要な会社名 　SBCS Co.,Ltd. 　SBL Holdings Limitedは清算により子会社でなくなったため、当中間連結会計期間より持分法適用の非連結子会社から除外しております。	(1)　持分法適用の非連結子会社 　　　　　　　　　　4社 主要な会社名 　SBCS Co.,Ltd.
	(2)　持分法適用の関連会社 　　　　　　　　　　46社 主要な会社名 　プロミス株式会社 　大和証券エスエムビーシー株式会社 　大和住銀投信投資顧問株式会社 　三井住友アセットマネジメント株式会社 　株式会社クオーク 　なお、プロミス株式会社他4社は株式取得により、当中間連結会計期間から持分法適用の関連会社としております。 　また、ソニー銀行株式会社他2社は議決権の所有割合の低下等により、関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。	(2)　持分法適用の関連会社 　　　　　　　　　　56社 主要な会社名 　プロミス株式会社 　大和証券エスエムビーシー株式会社 　エヌ・アイ・エフベンチャーズ株式会社 　大和住銀投信投資顧問株式会社 　三井住友アセットマネジメント株式会社 　株式会社クオーク 　エヌ・アイ・エフベンチャーズ株式会社他7社は株式取得により、当中間連結会計期間より持分法適用の関連会社としております。 　また、P.T.Perjahl Leasing Indonesiaは株式売却により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。	(2)　持分法適用の関連会社 　　　　　　　　　　49社 　主要な持分法適用の関連会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 　なお、プロミス株式会社他7社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。 　また、ソニー銀行株式会社他2社は議決権の所有割合の低下等により、関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。
	(3)　持分法非適用の非連結子会社 　子会社エス・ビー・エル・マーキュリー有限会社他115社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。	(3)　持分法非適用の非連結子会社 　子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。	(3)　持分法非適用の非連結子会社 　子会社エス・ビー・エル・マーキュリー有限会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。
	(4)　持分法非適用の関連会社 主要な会社名 　Daiwa SB Investments (USA) Ltd.	(4)　持分法非適用の関連会社 主要な会社名 　Daiwa SB Investments (USA) Ltd.	(4)　持分法非適用の関連会社 主要な会社名 　Daiwa SB Investments (USA) Ltd.
	持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
3　連結子会社の（中間）決算日等に関する事項	(1)　連結子会社の中間決算日は次のとおりであります。 　3月末日　　　　　　　6社 　4月末日　　　　　　　1社 　6月末日　　　　　　66社 　7月末日　　　　　　　2社 　9月末日　　　　　　91社 (2)　3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1)　連結子会社の中間決算日は次のとおりであります。 　3月末日　　　　　　　5社 　4月末日　　　　　　　1社 　6月末日　　　　　　68社 　7月末日　　　　　　　3社 　9月末日　　　　　　89社 (2)　3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　なお、平成17年7月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1)　連結子会社の決算日は次のとおりであります。 　9月末日　　　　　　　5社 　10月末日　　　　　　　1社 　12月末日　　　　　　70社 　1月末日　　　　　　　2社 　3月末日　　　　　　89社 (2)　9月末日を決算日とする連結子会社は3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 　連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4　会計処理基準に関する事項	(1)　特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。	(1)　特定取引資産・負債の評価基準及び収益・費用の計上基準 同左	(1)　特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。		定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ②　金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 　　　　同左	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 　　　　同左
	(3) デリバティブ取引の評価基準及び評価方法 　デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。 　なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 　　　　同左	(3) デリバティブ取引の評価基準及び評価方法 　　　　同左

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	(4) 減価償却の方法 ①　動産不動産及びリース資産 　　当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 　　　建物　　　7年～50年 　　　動産　　　2年～20年 　　その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 　　自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として5年）に基づく定額法により償却しております。	(4) 減価償却の方法 ①　動産不動産及びリース資産 同左 ②　ソフトウェア 同左	(4) 減価償却の方法 ①　動産不動産及びリース資産 　　当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。 　　　建物　　　7年～50年 　　　動産　　　2年～20年 　　その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 同左

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	(5) 貸倒引当金の計上基準 　主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 　主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(5) 貸倒引当金の計上基準 　主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

	前中間連結会計期間 （自 平成16年4月1日 至 平成16年9月30日）	当中間連結会計期間 （自 平成17年4月1日 至 平成17年9月30日）	前連結会計年度 （自 平成16年4月1日 至 平成17年3月31日）
	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,774,043百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,367,602百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,782,244百万円であります。
	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6) 賞与引当金の計上基準 　　　　　同左	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
	(7)　退職給付引当金の計上基準 　　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 　数理計算上の差異： 　　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 　　なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。	(7)　退職給付引当金の計上基準 　　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 　数理計算上の差異： 　　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7)　退職給付引当金の計上基準 　　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 　数理計算上の差異： 　　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 　　なお、会計基準変更時差異については、主として5年による按分額を費用処理しております。 　　また、平成17年3月16日付で「退職給付に係る会計基準」(企業会計審議会　平成10年6月16日)の一部が改正され、実際運用収益が期待運用収益を超過したこと等による数理計算上の差異の発生又は給付水準を引き下げたことによる過去勤務債務の発生により年金資産が企業年金制度に係る退職給付債務を超えることとなった場合の当該超過額(以下、「未認識年金資産」という。)を資産及び利益として認識することが認められました。そのため、連結子会社である三井住友銀行及びその他の一部の連結子会社は、当連結会計年度から本改正会計基準を早期適用し、未認識年金資産を数理計算上の差異として処理しております。この早期適用に伴う損益への影響はありません。
	(8)　日本国際博覧会出展引当金の計上基準 　　2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。 　　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	(8)　日本国際博覧会出展引当金の計上基準 　　「2005年日本国際博覧会」(愛知万博)への出展費用については、日本国際博覧会出展引当金を計上しております。 　　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	(8)　日本国際博覧会出展引当金の計上基準 同左

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	(9) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 　　国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(9) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,074百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 　　　　同左	(9) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 　　　　同左
	(10) 外貨建資産・負債の換算基準 　　連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 　　また、その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(10) 外貨建資産・負債の換算基準 　　　　同左	(10) 外貨建資産・負債の換算基準 　　連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 　　また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	(11) リース取引の処理方法 　　当社及び国内連結子会社の 　リース物件の所有権が借主に 　移転すると認められるもの以 　外のファイナンス・リース取 　引については、通常の賃貸借 　取引に準じた会計処理によっ 　ております。	(11) リース取引の処理方法 同左	(11) リース取引の処理方法 同左
	(12) リース取引等に関する収益 　　及び費用の計上基準 ①　リース取引のリース料収 　　入の計上方法 　　主に、リース期間に基づ 　くリース契約上の収受すべ 　き月当たりのリース料を基 　準として、その経過期間に 　対応するリース料を計上し 　ております。 ②　割賦販売取引の売上高及 　び売上原価の計上方法 　　主に、割賦契約による支 　払期日を基準として当該経 　過期間に対応する割賦売上 　高及び割賦原価を計上して 　おります。	(12) リース取引等に関する収益 　　及び費用の計上基準 ①　リース取引のリース料収 　　入の計上方法 同左 ②　割賦販売取引の売上高及 　び売上原価の計上方法 同左	(12) リース取引等に関する収益 　　及び費用の計上基準 ①　リース取引のリース料収 　　入の計上方法 同左 ②　割賦販売取引の売上高及 　び売上原価の計上方法 同左

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	(13)　重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。 ・為替変動リスク・ヘッジ 　　連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行わ	(13)　重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は146,070百万円、繰延ヘッジ利益の総額は119,788百万円であります。 ・為替変動リスク・ヘッジ 　　　　　同左	(13)　重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は197,872百万円、繰延ヘッジ利益の総額は167,948百万円であります。 ・為替変動リスク・ヘッジ 　　　　　同左

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
	れる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。		
	・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益	・連結会社間取引等 同左	・連結会社間取引等 同左

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
	及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。		
	(14) 消費税等の会計処理 　当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(14) 消費税等の会計処理 同左	(14) 消費税等の会計処理 同左
	(15) 税効果会計に関する事項 　中間連結会計期間に係る納付税額及び法人税等調整額は、当社及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(15) 税効果会計に関する事項 同左	─────
5　（中間）連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 （自　平成16年４月１日 　至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 　至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 　至　平成17年３月31日）
────────	固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）を当中間連結会計期間から適用しております。これにより税金等調整前中間純利益は9,997百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。	────────

追加情報

前中間連結会計期間 （自　平成16年４月１日 　至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 　至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 　至　平成17年３月31日）
外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第９号)が平成15年３月31日に公布され、平成16年４月１日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間連結会計期間から中間連結損益計算書中の「営業経費」に含めて表示しております。	────────	外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第９号)が平成15年３月31日に公布され、平成16年４月１日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当連結会計年度から連結損益計算書中の「営業経費」に含めて表示しております。

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間 （平成16年9月30日現在）	当中間連結会計期間 （平成17年9月30日現在）	前連結会計年度 （平成17年3月31日現在）
※1 　有価証券には、非連結子会社及び関連会社の株式352,247百万円及び出資金1,492百万円を含んでおります。 ※2 　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に16,294百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,579,675百万円、当中間連結会計期間末に当該処分をせずに所有しているものは167,303百万円であります。 ※3 　貸出金のうち、破綻先債権額は86,972百万円、延滞債権額は1,844,061百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※1 　有価証券には、非連結子会社及び関連会社の株式425,992百万円及び出資金1,475百万円を含んでおります。 ※2 　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に9,921百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,002,583百万円、当中間連結会計期間末に当該処分をせずに所有しているものは217,437百万円であります。 ※3 　貸出金のうち、破綻先債権額は89,680百万円、延滞債権額は1,084,678百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※1 　有価証券には、非連結子会社及び関連会社の株式394,521百万円及び出資金1,462百万円を含んでおります。 ※2 　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に8,774百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は467,647百万円、当連結会計年度末に当該処分をせずに所有しているものは192,791百万円であります。 ※3 　貸出金のうち、破綻先債権額は68,337百万円、延滞債権額は1,398,964百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 (平成16年9月30日現在)	当中間連結会計期間 (平成17年9月30日現在)	前連結会計年度 (平成17年3月31日現在)
※4　貸出金のうち、3カ月以上延滞債権額は52,918百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は53,845百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は29,441百万円であります。 　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※5　貸出金のうち、貸出条件緩和債権額は884,745百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は560,295百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は730,701百万円であります。 　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,868,696百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,837百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,788,499百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,227,445百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、41百万円であります。 　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。
※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,031,613百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は863,193百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は881百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,552百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、11,576百万円であります。

前中間連結会計期間 （平成16年９月30日現在）	当中間連結会計期間 （平成17年９月30日現在）	前連結会計年度 （平成17年３月31日現在）
※8 担保に供している資産は次の とおりであります。 担保に供している資産	※8 担保に供している資産は次の とおりであります。 担保に供している資産	※8 担保に供している資産は次の とおりであります。 担保に供している資産
現金預け金　90,583百万円	現金預け金　85,183百万円	現金預け金　75,769百万円
特定取引資産　651,906百万円	特定取引資産　326,547百万円	特定取引資産　630,553百万円
有価証券　7,457,751百万円	有価証券　8,202,692百万円	有価証券　6,492,047百万円
貸出金　1,465,657百万円	貸出金　1,707,149百万円	貸出金　1,524,286百万円
その他資産 （延払資産等）　1,030百万円	その他資産 （延払資産等）　1,206百万円	その他資産 （延払資産等）　1,080百万円
担保資産に対応する債務	担保資産に対応する債務	担保資産に対応する債務
預金　10,528百万円	預金　13,599百万円	預金　12,745百万円
コールマネー 及び売渡手形　3,655,999百万円	コールマネー 及び売渡手形　5,279,499百万円	コールマネー 及び売渡手形　3,976,469百万円
売現先勘定　715,530百万円	売現先勘定　498,622百万円	売現先勘定　393,895百万円
債券貸借取引 受入担保金　4,460,991百万円	債券貸借取引 受入担保金　3,443,828百万円	債券貸借取引 受入担保金　3,283,601百万円
特定取引負債　125,597百万円	特定取引負債　190,640百万円	特定取引負債　143,819百万円
借用金　3,893百万円	借用金　14,675百万円	借用金　7,566百万円
その他負債　14,617百万円	その他負債　20,808百万円	その他負債　14,072百万円
支払承諾　149,029百万円	支払承諾　151,927百万円	支払承諾　144,023百万円
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,227百万円、特定取引資産1,663百万円、有価証券6,962,079百万円及び貸出金581,956百万円を差し入れております。 　また、動産不動産のうち保証金権利金は110,928百万円、その他資産のうち先物取引差入証拠金は9,216百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,919百万円、特定取引資産495,451百万円及び有価証券4,107,162百万円を差し入れております。 　また、動産不動産のうち保証金権利金は98,602百万円、その他資産のうち先物取引差入証拠金は8,099百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,613百万円、特定取引資産126,821百万円、有価証券6,659,318百万円及び貸出金27,500百万円を差し入れております。 　また、動産不動産のうち保証金権利金は100,014百万円、その他資産のうち先物取引差入証拠金は9,582百万円であります。
※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,368,593百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが30,841,376百万円あります。	※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,859,678百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが33,042,642百万円あります。	※9 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,440,642百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが33,204,890百万円あります。

前中間連結会計期間 (平成16年9月30日現在)	当中間連結会計期間 (平成17年9月30日現在)	前連結会計年度 (平成17年3月31日現在)
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は573,789百万円、繰延ヘッジ利益の総額は457,780百万円であります。	※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は465,676百万円、繰延ヘッジ利益の総額は351,915百万円であります。	※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は527,374百万円、繰延ヘッジ利益の総額は429,751百万円であります。
※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。	※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。	※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

前中間連結会計期間 (平成16年9月30日現在)	当中間連結会計期間 (平成17年9月30日現在)	前連結会計年度 (平成17年3月31日現在)
再評価を行った年月日 　連結子会社である三井住友銀行 　　平成10年3月31日及び平成14年3月31日 　その他の一部の連結子会社 　　平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 　連結子会社である三井住友銀行 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　その他の一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 　連結子会社である三井住友銀行 　　平成10年3月31日及び平成14年3月31日 　その他の一部の連結子会社 　　平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 　連結子会社である三井住友銀行 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　その他の一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	再評価を行った年月日 　連結子会社である三井住友銀行 　　平成10年3月31日及び平成14年3月31日 　その他の一部の連結子会社 　　平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 　連結子会社である三井住友銀行 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　その他の一部の連結子会社 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 　同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より21,022百万円下回っております。
※12　動産不動産の減価償却累計額は588,735百万円、リース資産の減価償却累計額は1,550,472百万円であります。	※12　動産不動産の減価償却累計額は537,597百万円、リース資産の減価償却累計額は1,553,475百万円であります。 ※13　動産不動産の圧縮記帳額 　　　　　　66,094百万円 (当中間連結会計期間圧縮記帳額 一百万円)	※12　動産不動産の減価償却累計額は529,007百万円、リース資産の減価償却累計額は1,556,570百万円であります。
※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金771,570百万円が含まれております。 ※15　社債には、劣後特約付社債1,861,560百万円が含まれております。	※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金685,500百万円が含まれております。 ※15　社債には、劣後特約付社債2,125,016百万円が含まれております。	※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金734,097百万円が含まれております。 ※15　社債には、劣後特約付社債1,867,981百万円が含まれております。

(中間連結損益計算書関係)

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
※1　その他経常収益には、株式等売却益65,914百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。	※1　その他経常収益には、株式等売却益46,383百万円を含んでおります。	※1　その他経常収益には、株式等売却益129,258百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。 ※2　営業経費には、研究開発費355百万円を含んでおります。
※3　その他経常費用には、貸倒引当金繰入額165,267百万円、貸出金償却391,236百万円及び延滞債権等を売却したことによる損失56,321百万円を含んでおります。	※3　その他経常費用には、貸倒引当金繰入額104,118百万円、貸出金償却42,681百万円及び延滞債権等を売却したことによる損失29,725百万円を含んでおります。	※3　その他経常費用には、貸倒引当金繰入額288,902百万円、貸出金償却759,399百万円、株式等償却224,266百万円及び延滞債権等を売却したことによる損失147,984百万円を含んでおります。
※4　特別利益は、動産不動産処分益2,185百万円及び償却債権取立益485百万円であります。	※4　特別利益には、子会社株式の売却及び当該子会社の増資に伴う持分変動による利益57,509百万円並びに店舗の統廃合等に伴う動産不動産処分益3,514百万円を含んでおります。	※4　特別利益には、動産不動産処分益4,909百万円、子会社の増資に伴う持分変動利益3,120百万円及び償却債権取立益1,032百万円を含んでおります。
※5　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,938百万円及び店舗の統廃合等に伴う動産不動産処分損10,901百万円を含んでおります。	※5　特別損失には、減損損失10,580百万円及び店舗の統廃合等に伴う動産不動産処分損3,239百万円を含んでおります。	※5　特別損失には、動産不動産処分損68,883百万円及び退職給付会計導入に伴う会計基準変更時差異の費用処理額17,876百万円を含んでおります。
	※6　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	

※6の表（当中間連結会計期間）

地域	主な用途	種類	減損損失額 （百万円）
首都圏	遊休資産 41物件	土地、建物等	4,388
近畿圏	営業用店舗 12ヵ店	土地、建物等	3,985
	遊休資産 23物件		1,966
その他	遊休資産 13物件	土地、建物等	240

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。 　当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 　回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5～6％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	

(中間連結キャッシュ・フロー計算書関係)

前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
※1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 　　　（金額単位　百万円）	※1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 　　　（金額単位　百万円）	※1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 　　　（金額単位　百万円）

平成16年9月30日現在		平成17年9月30日現在		平成17年3月31日現在	
現金預け金勘定	5,846,400	現金預け金勘定	5,076,696	現金預け金勘定	4,989,814
有利息預け金	△2,518,706	有利息預け金	△2,037,189	有利息預け金	△2,059,168
現金及び現金同等物	3,327,694	現金及び現金同等物	3,039,507	現金及び現金同等物	2,930,645

（リース取引関係）

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額
取得価額相当額 　動産　　　　9,772百万円 　その他　　　　472百万円 　合計　　　10,244百万円	取得価額相当額 　動産　　　　4,974百万円 　その他　　　　312百万円 　合計　　　　5,287百万円	取得価額相当額 　動産　　　　4,779百万円 　その他　　　　392百万円 　合計　　　　5,171百万円
減価償却累計額相当額 　動産　　　　5,572百万円 　その他　　　　267百万円 　合計　　　　5,839百万円	減価償却累計額相当額 　動産　　　　2,462百万円 　その他　　　　165百万円 　合計　　　　2,627百万円	減価償却累計額相当額 　動産　　　　2,716百万円 　その他　　　　234百万円 　合計　　　　2,950百万円
中間連結会計期間末残高相当額 　動産　　　　4,200百万円 　その他　　　　204百万円 　合計　　　　4,404百万円	中間連結会計期間末残高相当額 　動産　　　　2,512百万円 　その他　　　　146百万円 　合計　　　　2,659百万円	年度末残高相当額 　動産　　　　2,063百万円 　その他　　　　157百万円 　合計　　　　2,221百万円
・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　1,788百万円 　1年超　　　　2,760百万円 　合計　　　　4,549百万円	・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　　936百万円 　1年超　　　　1,812百万円 　合計　　　　2,749百万円	・未経過リース料年度末残高相当額 　1年内　　　　　880百万円 　1年超　　　　1,437百万円 　合計　　　　2,318百万円
・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　1,018百万円 　減価償却費 　相当額　　　　948百万円 　支払利息 　相当額　　　　76百万円	・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　587百万円 　減価償却費 　相当額　　　　526百万円 　支払利息 　相当額　　　　59百万円	・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　1,589百万円 　減価償却費 　相当額　　　1,449百万円 　支払利息 　相当額　　　　144百万円
・減価償却費相当額の算定方法 　リース期間を耐用年数とし、残存価額を零とする定額法によっております。	・減価償却費相当額の算定方法 　リース期間を耐用年数とし、残存価額を零とする定額法によっております。	・減価償却費相当額の算定方法 　リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法 　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	・利息相当額の算定方法 　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	・利息相当額の算定方法 　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
(2)　貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 　取得価額 　　動産　　　1,920,975百万円 　　その他　　　588,826百万円 　　合計　　　2,509,801百万円 　減価償却累計額 　　動産　　　1,216,807百万円 　　その他　　　327,019百万円 　　合計　　　1,543,827百万円 　中間連結会計期間末残高 　　動産　　　704,167百万円 　　その他　　　261,807百万円 　　合計　　　965,974百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　314,280百万円 　1年超　　　657,713百万円 　合計　　　971,993百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　205,622百万円 　減価償却費　　166,435百万円 　受取利息 　相当額　　　　31,891百万円 ・利息相当額の算定方法 　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1)　借手側 ・未経過リース料 　1年内　　　17,172百万円 　1年超　　　76,766百万円 　合計　　　93,939百万円 (2)　貸手側 ・未経過リース料 　1年内　　　　5,340百万円 　1年超　　　11,128百万円 　合計　　　16,468百万円 　なお、上記1、2に記載した貸手側の未経過リース料のうち86,071百万円を借用金等の担保に提供しております。	(2)　貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 　取得価額 　　動産　　　1,861,808百万円 　　その他　　　649,657百万円 　　合計　　　2,511,465百万円 　減価償却累計額 　　動産　　　1,176,193百万円 　　その他　　　365,318百万円 　　合計　　　1,541,512百万円 　中間連結会計期間末残高 　　動産　　　685,614百万円 　　その他　　　284,338百万円 　　合計　　　969,953百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　308,553百万円 　1年超　　　673,573百万円 　合計　　　982,126百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　207,237百万円 　減価償却費　　162,262百万円 　受取利息 　相当額　　　　30,002百万円 ・利息相当額の算定方法 　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1)　借手側 ・未経過リース料 　1年内　　　17,752百万円 　1年超　　　74,436百万円 　合計　　　92,188百万円 (2)　貸手側 ・未経過リース料 　1年内　　　　9,259百万円 　1年超　　　21,100百万円 　合計　　　30,359百万円 　なお、上記1、2に記載した貸手側の未経過リース料のうち67,727百万円を借用金等の担保に提供しております。	(2)　貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 　取得価額 　　動産　　　1,911,595百万円 　　その他　　　611,354百万円 　　合計　　　2,522,949百万円 　減価償却累計額 　　動産　　　1,204,282百万円 　　その他　　　342,715百万円 　　合計　　　1,546,997百万円 　年度末残高 　　動産　　　707,313百万円 　　その他　　　268,639百万円 　　合計　　　975,952百万円 ・未経過リース料年度末残高相当額 　1年内　　　319,727百万円 　1年超　　　668,731百万円 　合計　　　988,459百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　412,550百万円 　減価償却費　　348,971百万円 　受取利息 　相当額　　　　66,591百万円 ・利息相当額の算定方法 　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1)　借手側 ・未経過リース料 　1年内　　　17,692百万円 　1年超　　　81,546百万円 　合計　　　99,238百万円 (2)　貸手側 ・未経過リース料 　1年内　　　　7,584百万円 　1年超　　　13,623百万円 　合計　　　21,207百万円 　なお、上記1、2に記載した貸手側の未経過リース料のうち74,176百万円を借用金等の担保に提供しております。

（有価証券関係）

※1　中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び売掛債権等の信託受益権も含めて記載しております。

※2　「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

Ⅰ　当中間連結会計期間

1　売買目的有価証券（平成17年9月30日現在）

	中間連結貸借対照表計上額（百万円）	当中間連結会計期間の損益に含まれた評価差額（百万円）
売買目的有価証券	1,589,914	△1,296

2　満期保有目的の債券で時価のあるもの（平成17年9月30日現在）

	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	うち益（百万円）	うち損（百万円）
国債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	—	1,148
社債	69,747	68,907	△840	—	840
その他	27,678	28,120	441	441	—
合計	815,806	808,394	△7,411	1,390	8,802

（注）　1　時価は、当中間連結会計期間末日における市場価格等に基づいております。
　　　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの（平成17年9月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
株式	1,904,528	2,897,259	992,730	1,031,519	38,788
債券	12,400,547	12,317,414	△83,132	4,822	87,955
国債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合計	18,184,018	19,081,672	897,653	1,070,345	172,691

（注）　1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。

　　　　2　中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

　　　　3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

　　　　4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は212百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

　　　　　　　破綻先、実質破綻先、破綻懸念先　　　　時価が取得原価に比べて下落
　　　　　　　要注意先　　　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　　　　正常先　　　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落

　　　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

　4　当中間連結会計期間中に売却した満期保有目的の債券

　　該当ありません。

　5　当中間連結会計期間中に売却したその他有価証券（自　平成17年4月1日　至　平成17年9月30日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	24,077,266	88,639	13,991

　6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額（平成17年9月30日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	2,531
その他	5,271
その他有価証券	
非上場株式（店頭売買株式を除く）	417,028
非上場債券	2,264,800
非上場外国証券	425,527
その他	267,941

7 保有目的を変更した有価証券

　　該当ありません。

8 その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成17年9月30日現在)

	1年以内 (百万円)	1年超5年以内 (百万円)	5年超10年以内 (百万円)	10年超 (百万円)
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	453,001	2,087,818	565,488	802,079
合計	2,791,480	9,445,469	3,183,649	3,858,132

Ⅱ 前中間連結会計期間

1 売買目的有価証券(平成16年9月30日現在)

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,209,190	△2,548

2 満期保有目的の債券で時価のあるもの(平成16年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	508,400	502,551	△5,848	1,684	7,533
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	36,235	36,794	558	681	122
合計	544,636	539,346	△5,289	2,365	7,655

(注) 1 時価は、前中間連結会計期間末日における市場価格等に基づいております。
2 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3 その他有価証券で時価のあるもの(平成16年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,035,061	2,616,748	581,686	637,425	55,738
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,079,116	4,039,623	△39,492	8,902	48,395
合計	19,859,096	20,343,172	484,076	664,737	180,661

（注）1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。
　　　2　中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。前中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

　　　　　　破綻先、実質破綻先、破綻懸念先　　　時価が取得原価に比べて下落
　　　　　　要注意先　　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　　　正常先　　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落

　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

　　4　当該中間連結会計期間中に売却した満期保有目的の債券
　　　　該当ありません。

　　5　当該中間連結会計期間中に売却したその他有価証券（自　平成16年4月1日　至　平成16年9月30日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	16,678,701	117,923	27,549

　　6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額（平成16年9月30日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	3,492
その他	11,290
その他有価証券	
非上場株式（店頭売買株式を除く）	580,961
非上場債券	1,768,325
非上場外国証券	394,347
その他	150,646

7 保有目的を変更した有価証券

  該当ありません。

8 その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成16年9月30日
  現在)

	1年以内 (百万円)	1年超5年以内 (百万円)	5年超10年以内 (百万円)	10年超 (百万円)
債券	2,927,449	7,891,459	2,987,501	2,157,117
国債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社債	212,492	1,845,044	521,125	7,028
その他	378,578	2,956,785	417,839	511,709
合計	3,306,028	10,848,244	3,405,341	2,668,827

Ⅲ　前連結会計年度

1　売買目的有価証券(平成17年３月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,325,972	△3,717

2　満期保有目的の債券で時価のあるもの(平成17年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	507,342	505,002	△2,339	1,582	3,922
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	28,859	29,380	520	531	11
合計	536,201	534,382	△1,818	2,114	3,933

(注)　1　時価は、前連結会計年度末日における市場価格等に基づいております。
　　　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成17年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,992,711	2,697,765	705,053	750,480	45,426
債券	14,734,261	14,749,222	14,961	34,971	20,010
国債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合計	19,506,944	20,203,283	696,339	801,356	105,017

(注)　1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円(収益)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円(収益)であります。
　　　　2　連結貸借対照表計上額は、株式については主として前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　　3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　　4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は172百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　　　　　　　破綻先、実質破綻先、破綻懸念先　　　時価が取得原価に比べて下落
　　　　　　　要注意先　　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　　　　正常先　　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落
　　　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該連結会計年度中に売却した満期保有目的の債券

　　該当ありません。

5　当該連結会計年度中に売却したその他有価証券（自　平成16年4月1日　至　平成17年3月31日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	36,133,895	214,022	90,314

6　時価のない有価証券の主な内容及び連結貸借対照表計上額（平成17年3月31日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	2,400
その他	8,566
その他有価証券	
非上場株式（店頭売買株式を除く）	429,658
非上場債券	2,110,338
非上場外国証券	412,118
その他	221,982

7　保有目的を変更した有価証券

　　該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成17年3月31日現在）

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券	3,110,902	9,065,255	2,237,616	2,953,130
国債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社債	271,981	2,385,892	553,071	32,497
その他	600,124	1,625,706	258,965	725,965
合計	3,711,027	10,690,962	2,496,581	3,679,096

（金銭の信託関係）

I　当中間連結会計期間

　1　運用目的の金銭の信託

　　該当ありません。

　2　満期保有目的の金銭の信託

　　該当ありません。

　3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成17年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	602	811	209	209	—

　(注)　1　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
　　　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

II　前中間連結会計期間

　1　運用目的の金銭の信託

　　該当ありません。

　2　満期保有目的の金銭の信託

　　該当ありません。

　3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成16年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,783	154	271	116

　(注)　1　中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
　　　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅲ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成17年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,832	204	300	95

(注)　1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

I　当中間連結会計期間

　　○その他有価証券評価差額金（平成17年９月30日現在）

　　　中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	898,836
その他有価証券	898,626
その他の金銭の信託	209
（△）繰延税金負債	364,380
その他有価証券評価差額金（持分相当額調整前）	534,455
（△）少数株主持分相当額	10,029
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	8,645
その他有価証券評価差額金	533,070

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。

　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

II　前中間連結会計期間

　　○その他有価証券評価差額金（平成16年９月30日現在）

　　　中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	462,018
その他有価証券	461,863
その他の金銭の信託	154
（△）繰延税金負債	187,970
その他有価証券評価差額金（持分相当額調整前）	274,048
（△）少数株主持分相当額	4,981
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,185
その他有価証券評価差額金	270,252

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。

　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅲ　前連結会計年度

　○その他有価証券評価差額金(平成17年3月31日現在)

　　連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	695,951
その他有価証券	695,746
その他の金銭の信託	204
(△)繰延税金負債	282,389
その他有価証券評価差額金(持分相当額調整前)	413,561
(△)少数株主持分相当額	7,982
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,074
その他有価証券評価差額金	410,653

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円(収益)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円(収益)であります。

　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

I　当中間連結会計期間

(1) 金利関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	116,138,624	△6,184	△6,184
	金利オプション	1,082,176	20	20
店頭	金利先渡契約	6,215,118	111	111
	金利スワップ	411,106,356	151,231	151,231
	金利スワップション	5,201,157	17,173	17,173
	キャップ	24,906,956	△4,840	△4,840
	フロアー	726,587	650	650
	その他	930,361	5,305	5,305
	合計	—	163,467	163,467

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△243百万円(損失)であります。

(2) 通貨関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	19,821,747	158,980	110,433
	通貨スワップション	2,271,416	13,409	13,409
	為替予約	45,519,103	△64,545	△64,545
	通貨オプション	5,989,932	△20,629	△20,629
	その他	—	—	—
	合計	—	87,214	38,668

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△347百万円(損失)であります。

(3) 株式関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	148,101	23	23
	株式指数オプション	1,370	2	2
店頭	有価証券店頭オプション	37,365	152	152
	有価証券店頭指数等スワップ	―	―	―
	合計	―	178	178

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,141,471	△4,279	△4,279
	債券先物オプション	51,012	40	40
店頭	債券先渡契約	269,191	1,393	1,393
	債券店頭オプション	1,131,734	3,265	3,265
	合計	―	420	420

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	356,081	12,781	12,781
	商品オプション	10,240	△117	△117
	合計	―	12,664	12,664

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	192,332	871	871
	その他	1,944	△4	△4
	合計	―	866	866

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ　前中間連結会計期間

(1) 金利関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	108,923,645	△4,995	△4,995
	金利オプション	698,705	△57	△57
店頭	金利先渡契約	10,371,517	△1,315	△1,315
	金利スワップ	393,687,431	224,757	224,757
	金利スワップション	4,942,071	4,760	4,760
	キャップ	11,419,502	△3,700	△3,700
	フロアー	669,925	43	43
	その他	580,420	6,512	6,512
	合計	―	226,005	226,005

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△1,754百万円(損失)であります。

(2) 通貨関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	17,436,346	75,832	67,322
	通貨スワップション	2,010,789	16,647	16,647
	為替予約	45,668,088	9,614	9,614
	通貨オプション	5,150,486	△2,005	△2,005
	その他	2,852	29	29
	合計	―	100,118	91,608

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△164百万円(損失)であります。

(3) 株式関連取引（平成16年９月30日現在）

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	1,597	△50	△50
	株式指数オプション	110	1	1
店頭	有価証券店頭オプション	34,000	0	0
	有価証券店頭指数等スワップ	—	—	—
	その他	46,416	1,685	1,685
	合計	—	1,636	1,636

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引（平成16年９月30日現在）

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,148,958	6,188	6,188
	債券先物オプション	155,100	492	492
店頭	債券先渡契約	285,136	1,818	1,818
	債券店頭オプション	3,608,653	△8,542	△8,542
	合計	—	△42	△42

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引（平成16年９月30日現在）

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	218,243	7,201	7,201
	商品オプション	16,420	231	231
	合計	—	7,432	7,432

(注) 1 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引（平成16年９月30日現在）

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	111,843	840	840
	その他	1,708	23	23
	合計	—	864	864

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)
　1　取引の状況に関する事項
　　(1) 取引の内容
　　　　　当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

　　(2) 取引の利用目的、取組方針
　　　　　当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
　　　　　金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
　　　　　株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
　　　　　小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
　　　　　異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
　　　　　連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

　　(3) 取引に係るリスクの内容
　　　　　デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
　　　　　特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

　　当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としています。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っています。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

　　市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

　　主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

　　信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

　　また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

　　なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。
① VaR(保有期間１日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	29	12	20	21
バンキング	910	239	461	280

(注)　株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

② 信用リスク相当額(与信相当額)

区分	前連結会計年度 (平成17年３月31日現在) (億円)
金利スワップ	36,258
通貨スワップ	14,402
先物外国為替	9,361
金利オプション(買)	740
通貨オプション(買)	1,818
その他の金融派生商品	1,340
一括清算ネッティング契約 による信用リスク削減効果	△31,362
合計	32,556

(注)　1　上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
　　　2　一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1)　金利関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	39,978,468	866,455	45,530	45,530
	買建	42,079,595	1,915,442	△52,737	△52,737
	金利オプション				
	売建	―	―	―	―
	買建	250,080	250,080	21	21
店頭	金利先渡契約				
	売建	613,308	456,503	△60	△60
	買建	9,782,626	56,503	△4	△4
	金利スワップ	391,811,677	291,895,257	156,432	156,432
	受取固定・支払変動	186,359,947	140,866,355	2,048,207	2,048,207
	受取変動・支払固定	185,522,906	136,402,214	△1,885,274	△1,885,274
	受取変動・支払変動	19,847,624	14,605,046	△3,515	△3,515
	金利スワップション				
	売建	2,720,750	1,358,410	△31,840	△31,840
	買建	2,807,739	1,970,731	39,263	39,263
	キャップ				
	売建	7,957,445	5,140,360	△8,601	△8,601
	買建	5,131,777	3,276,916	6,496	6,496
	フロアー				
	売建	287,377	123,982	△3,373	△3,373
	買建	310,056	167,044	3,673	3,673
	その他				
	売建	―	―	―	―
	買建	639,798	105,311	4,989	4,989
	合計	―	―	159,789	159,789

(注)　1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△2,344百万円(損失)であります。
　　2　時価の算定
　　　　取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	18,581,388	12,017,760	188,219	122,850
	通貨スワップション				
	売建	985,339	979,291	△22,071	△22,071
	買建	1,218,665	1,208,413	42,475	42,475
	為替予約	41,706,257	2,301,053	6,194	6,194
	通貨オプション				
	売建	2,620,171	1,229,664	△83,225	△83,225
	買建	2,633,024	1,193,964	103,782	103,782
	その他				
	売建	3,176	―	17	17
	買建	188	―	0	0
合計		―	―	235,392	170,023

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は698百万円(利益)であります。
　　　2　時価の算定
　　　　割引現在価値等により算定しております。

(3) 株式関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	233	—	—	—
	買建	594	—	△0	△0
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	17,500	17,500	△277	△277
	買建	17,000	17,000	271	271
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	22,834	—	△1,146	△1,146
	買建	66,278	8,583	4,887	4,887
	合計	—	—	3,735	3,735

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2　時価の算定
　　　　　取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	598,657	—	△1,720	△1,720
	買建	823,707	—	6,645	6,645
	債券先物オプション				
	売建	17,500	—	△50	△50
	買建	15,000	—	21	21
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	263,054	243,588	1,485	1,485
	債券店頭オプション				
	売建	702,330	11,851	△4,141	△4,141
	買建	691,518	—	1,144	1,144
	合計	—	—	3,383	3,383

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引（平成17年３月31日現在）

区分	種類	契約額等（百万円）	契約額等のうち１年超のもの（百万円）	時価（百万円）	評価損益（百万円）
取引所	商品先物				
	売建	―	―	―	―
	買建	310	―	△16	△16
店頭	商品スワップ				
	固定価格受取・変動価格支払	142,921	140,114	△57,396	△57,396
	変動価格受取・固定価格支払	139,453	136,482	67,597	67,597
	商品オプション				
	売建	6,861	6,854	△4,873	△4,873
	買建	6,095	5,925	5,056	5,056
	合計	―	―	10,367	10,367

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　 なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　 2 時価の算定
　　　 取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　 3 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引（平成17年３月31日現在）

区分	種類	契約額等（百万円）	契約額等のうち１年超のもの（百万円）	時価（百万円）	評価損益（百万円）
店頭	クレジット・デフォルト・オプション				
	売建	45,468	37,132	△779	△779
	買建	76,405	62,558	1,552	1,552
	その他				
	売建	923	―	△84	△84
	買建	1,481	―	115	115
	合計	―	―	803	803

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　 なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　 2 時価の算定
　　　 取引対象物の価格、契約期間等の構成要素に基づき算定しております。
　　 3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（セグメント情報）

【事業の種類別セグメント情報】

当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	銀行業 （百万円）	リース業 （百万円）	その他 事業 （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益						
(1) 外部顧客に対する 　　経常収益	1,183,343	367,078	207,456	1,757,879	—	1,757,879
(2) セグメント間の内部 　　経常収益	20,798	9,443	97,699	127,940	(127,940)	—
計	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
経常費用	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
経常利益	380,033	21,436	76,579	478,049	(14,281)	463,768

（注）　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
えて、それぞれ経常収益及び経常利益を記載しております。
　　　　2　各事業の主な内容
　　　　　　(1) 銀行業…………銀行業
　　　　　　(2) リース業………リース業
　　　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　システム開発・情報処理業

前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

	銀行業 （百万円）	リース業 （百万円）	その他 事業 （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益						
(1) 外部顧客に対する 　　経常収益	1,226,811	344,806	206,554	1,778,173	—	1,778,173
(2) セグメント間の内部 　　経常収益	15,719	10,000	95,613	121,334	(121,334)	—
計	1,242,531	354,807	302,168	1,899,507	(121,334)	1,778,173
経常費用	1,210,191	333,222	232,405	1,775,819	(111,747)	1,664,072
経常利益	32,340	21,584	69,763	123,688	(9,587)	114,100

（注）　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
えて、それぞれ経常収益及び経常利益を記載しております。
　　　　2　各事業の主な内容
　　　　　　(1) 銀行業…………銀行業
　　　　　　(2) リース業………リース業
　　　　　　(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　システム開発・情報処理業

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益						
(1) 外部顧客に対する 　　経常収益	2,447,122	706,860	426,813	3,580,796	—	3,580,796
(2) セグメント間の内部 　　経常収益	41,862	19,723	190,226	251,812	(251,812)	—
計	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
経常費用	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
経常利益(△は経常損失)	△154,548	41,931	111,246	△1,370	(28,922)	△30,293

(注)　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
　　　　　えて、それぞれ経常収益及び経常利益を記載しております。
　　　2　各事業の主な内容
　　　　(1)　銀行業…………銀行業
　　　　(2)　リース業………リース業
　　　　(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　　　　　　システム開発・情報処理業

【所在地別セグメント情報】

当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	日本 （百万円）	米州 （百万円）	欧州 （百万円）	アジア・ オセアニア （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益							
(1) 外部顧客に対する 経常収益	1,579,894	77,007	46,224	54,752	1,757,879	―	1,757,879
(2) セグメント間の内部 経常収益	29,904	20,784	1,724	16,207	68,621	(68,621)	―
計	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
経常費用	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
経常利益	401,674	29,728	7,192	31,968	470,564	(6,795)	463,768

（注）　1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

	日本 （百万円）	米州 （百万円）	欧州 （百万円）	アジア・ オセアニア （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益							
(1) 外部顧客に対する 経常収益	1,654,502	56,534	31,188	35,947	1,778,173	―	1,778,173
(2) セグメント間の内部 経常収益	21,527	24,310	2,143	12,142	60,123	(60,123)	―
計	1,676,029	80,844	33,331	48,090	1,838,296	(60,123)	1,778,173
経常費用	1,609,260	48,580	28,499	31,670	1,718,011	(53,939)	1,664,072
経常利益	66,768	32,264	4,832	16,419	120,284	(6,184)	114,100

（注）　1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
　　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度(自　平成16年４月１日　至　平成17年３月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
経常収益							
(1) 外部顧客に対する 経常収益	3,331,194	109,639	62,959	77,003	3,580,796	―	3,580,796
(2) セグメント間の内部 経常収益	59,278	46,789	6,189	26,013	138,270	(138,270)	―
計	3,390,472	156,429	69,148	103,016	3,719,067	(138,270)	3,580,796
経常費用	3,494,330	107,027	63,254	60,692	3,725,305	(114,215)	3,611,089
経常利益 (△は経常損失)	△103,857	49,401	5,894	42,323	△6,238	(24,055)	△30,293

(注)　1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して
　　　　　国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常
　　　　　利益を記載しております。
　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和
　　　　　国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が
　　　　　属しております。

【海外経常収益】

当中間連結会計期間（自　平成17年４月１日　至　平成17年９月30日）

	金額（百万円）
Ⅰ　海外経常収益	177,984
Ⅱ　連結経常収益	1,757,879
Ⅲ　海外経常収益の連結経常収益に占める割合（％）	10.1

（注）　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前中間連結会計期間（自　平成16年４月１日　至　平成16年９月30日）

	金額（百万円）
Ⅰ　海外経常収益	123,670
Ⅱ　連結経常収益	1,778,173
Ⅲ　海外経常収益の連結経常収益に占める割合（％）	7.0

（注）　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	金額（百万円）
Ⅰ　海外経常収益	249,602
Ⅱ　連結経常収益	3,580,796
Ⅲ　海外経常収益の連結経常収益に占める割合（％）	7.0

（注）　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（１株当たり情報）

		前中間連結会計期間 （自　平成16年４月１日 至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
１株当たり純資産額	円	230,491.11	261,250.37	164,821.08
１株当たり中間純利益 （△は１株当たり当期純損失）	円	9,119.40	57,635.50	△44,388.07
潜在株式調整後１株当たり 中間(当期)純利益	円	5,245.69	44,223.65	―

（注）　1　　１株当たり中間純利益(又は１株当たり当期純損失)及び潜在株式調整後１株当たり中間(当期)純利益の
　　　　　　算定上の基礎は、次のとおりであります。

。		前中間連結会計期間 （自平成16年４月１日 至平成16年９月30日）	当中間連結会計期間 （自平成17年４月１日 至平成17年９月30日）	前連結会計年度 （自平成16年４月１日 至平成17年３月31日）
１株当たり中間純利益 （又は１株当たり当期純損失）				
中間(当期)純利益 （△は当期純損失）	百万円	53,372	392,327	△234,201
普通株主に帰属しない 金額	百万円	―	―	26,781
（うち優先配当額）	百万円	―	―	26,781
普通株式に係る 中間(当期)純利益 （△は普通株式に係る 当期純損失）	百万円	53,372	392,327	△260,982
普通株式の(中間)期中 平均株式数	千株	5,852	6,807	5,879
潜在株式調整後１株当たり 中間(当期)純利益				
中間(当期)純利益調整額	百万円	△7	△2	―
（うち優先配当額）	百万円	―	―	―
（うち連結子会社及び 持分法適用関連会社 発行の新株予約権）	百万円	△7	△2	―
普通株式増加数	千株	4,320	2,064	―
（うち優先株式）	千株	4,320	2,064	―
（うち新株予約権）	千株	0	0	―
希薄化効果を有しないため、潜在株式調整後１株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要		―	―	第一種優先株式 （発行済株式数35千株） 第二種優先株式 （発行済株式数100千株） 第三種優先株式 （発行済株式数695千株） 第1-12回第四種優先株式 （発行済株式数50千株） 第13回第四種優先株式 （発行済株式数107千株） 新株予約権１種類 （新株予約権の数1,620個）

　　　　2　　潜在株式調整後１株当たり当期純利益につきましては、前連結会計年度は、当期純損失が計上されているため、記載しておりません。

（重要な後発事象）

前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。 (1) 取得した株式の種類 　　　　当社普通株式 (2) 取得した株式の総数 　　　　400,805株 (3) 取得価格(総額) 　　　　668,000円 　　　　(総額267,737,740,000円) (4) 取得方法 　　東京証券取引所のToSTNeT－2 　　(終値取引)による買付け 　なお、株式会社整理回収機構が当社普通株式401,705.31株(同機構が保有していた当社発行の第一種優先株式のうち32,000株(転換総額96,000百万円)及び第三種優先株式のうち105,000株(転換総額105,000百万円)を平成16年9月30日に転換したもの)を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。	———	当社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年4月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意いたしました。この合意に基づき、三井住友カード株式会社の発行済株式総数の34％に相当する普通株式を、株式会社エヌ・ティ・ティ・ドコモが約980億円で取得する予定であります。

(2) 【その他】

　　該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間 (平成16年9月30日現在) 金額(百万円)	前中間会計期間 構成比 (%)	当中間会計期間 (平成17年9月30日現在) 金額(百万円)	当中間会計期間 構成比 (%)	前事業年度 要約貸借対照表 (平成17年3月31日現在) 金額(百万円)	前事業年度 構成比 (%)
(資産の部)							
流動資産							
現金及び預金		27,259		54,252		44,021	
1年以内回収予定 　関係会社長期貸付金	※1	40,000		―		40,000	
その他		40,931		10,923		50,968	
流動資産合計		108,191	3.1	65,176	1.8	134,989	3.6
固定資産							
有形固定資産	※2	3		2		2	
無形固定資産		48		34		41	
投資その他の資産		3,449,803		3,587,489		3,659,472	
関係会社株式		3,446,462		3,586,045		3,656,465	
その他		3,340		1,443		3,007	
固定資産合計		3,449,854	96.9	3,587,526	98.2	3,659,517	96.4
繰延資産		754	0.0	452	0.0	603	0.0
資産合計		3,558,800	100.0	3,653,155	100.0	3,795,110	100.0

区分	注記番号	前中間会計期間 (平成16年9月30日現在)		当中間会計期間 (平成17年9月30日現在)		前事業年度 要約貸借対照表 (平成17年3月31日現在)	
		金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
（負債の部）							
流動負債							
短期借入金		230,000		340,000		475,000	
賞与引当金		54		61		66	
その他		706		407		428	
流動負債合計		230,761	6.5	340,469	9.3	475,494	12.5
負債合計		230,761	6.5	340,469	9.3	475,494	12.5
（資本の部）							
資本金		1,247,650	35.0	1,352,651	37.0	1,352,651	35.7
資本剰余金							
資本準備金		1,247,762		1,352,764		1,352,764	
その他資本剰余金		499,524		499,532		499,529	
資本剰余金合計		1,747,286	49.1	1,852,296	50.7	1,852,293	48.8
利益剰余金							
任意積立金		30,420		30,420		30,420	
中間(当期)未処分利益		304,073		348,152		354,107	
利益剰余金合計		334,493	9.4	378,572	10.4	384,527	10.1
自己株式		△1,390	△0.0	△270,834	△7.4	△269,857	△7.1
資本合計		3,328,039	93.5	3,312,686	90.7	3,319,615	87.5
負債資本合計		3,558,800	100.0	3,653,155	100.0	3,795,110	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成16年4月1日 至 平成16年9月30日)		百分比 (%)	当中間会計期間 (自 平成17年4月1日 至 平成17年9月30日)		百分比 (%)	前事業年度 要約損益計算書 (自 平成16年4月1日 至 平成17年3月31日)		百分比 (%)
		金額(百万円)			金額(百万円)			金額(百万円)		
営業収益										
関係会社受取配当金		201,285			12,039			251,735		
関係会社受入手数料		3,558			4,155			6,289		
関係会社貸付金利息		420	205,265	100.0	11	16,206	100.0	841	258,866	100.0
営業費用										
販売費及び一般管理費	※1	1,312	1,312	0.6	1,737	1,737	10.7	2,644	2,644	1.0
営業利益			203,953	99.4		14,468	89.3		256,222	99.0
営業外収益			113	0.1		66	0.4		134	0.0
営業外費用	※2		947	0.5		2,111	13.0		2,908	1.1
経常利益			203,119	99.0		12,424	76.7		253,448	97.9
特別利益	※3		―	―		27,579	170.2		―	―
税引前中間(当期)純利益			203,119	99.0		40,004	246.9		253,448	97.9
法人税、住民税及び事業税		1			1			3		
還付法人税等		329			―			329		
法人税等調整額		1,252	924	0.5	1,567	1,569	9.7	1,545	1,219	0.5
中間(当期)純利益			202,194	98.5		38,435	237.2		252,228	97.4
前期繰越利益			101,878			309,717			101,878	
中間(当期)未処分利益			304,073			348,152			354,107	

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
1　有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 　　移動平均法による原価法により行っております。 (2) その他有価証券 　　時価のないものについては、移動平均法による原価法により行っております。	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左
2　固定資産の減価償却の方法	(1) 有形固定資産 　　定率法（ただし、建物については定額法）を採用しております。 (2) 無形固定資産 　　自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。	(1) 有形固定資産 同左 (2) 無形固定資産 同左	(1) 有形固定資産 同左 (2) 無形固定資産 同左
3　引当金の計上基準	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	同左	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
4　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
5　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
────	固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当中間会計期間から適用しております。この変更による当中間会計期間の損益に与える影響はありません。	────

追加情報

前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第9号)が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間会計期間から中間損益計算書中の「販売費及び一般管理費」に含めて表示しております。	────	外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第9号)が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当事業年度から損益計算書中の「販売費及び一般管理費」に含めて表示しております。

注記事項

(中間貸借対照表関係)

前中間会計期間 (平成16年9月30日現在)	当中間会計期間 (平成17年9月30日現在)	前事業年度 (平成17年3月31日現在)
※1 劣後特約付貸付金 　　1年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。		※1 劣後特約付貸付金 　　1年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。
※2 有形固定資産の減価償却累計額　　　　　　　　0百万円	※2 有形固定資産の減価償却累計額　　　　　　　　1百万円	※2 有形固定資産の減価償却累計額　　　　　　　　1百万円
3 偶発債務 　　株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して55,234百万円の保証を行っております。	3 偶発債務 　　株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して46,753百万円の保証を行っております。	3 偶発債務 　　株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して50,956百万円の保証を行っております。

(中間損益計算書関係)

前中間会計期間 (自　平成16年4月1日 　至　平成16年9月30日)	当中間会計期間 (自　平成17年4月1日 　至　平成17年9月30日)	前事業年度 (自　平成16年4月1日 　至　平成17年3月31日)
※1 減価償却実施額 　　有形固定資産　　　0百万円 　　無形固定資産　　　6百万円	※1 減価償却実施額 　　有形固定資産　　　0百万円 　　無形固定資産　　　6百万円	※1 減価償却実施額 　　有形固定資産　　　1百万円 　　無形固定資産　　　13百万円
※2 営業外費用のうち主要なもの 　　支払利息　　　438百万円 　　創立費償却　　150百万円	※2 営業外費用のうち主要なもの 　　支払手数料　1,038百万円 　　支払利息　　　811百万円 　　創立費償却　　150百万円	※2 営業外費用のうち主要なもの 　　支払利息　　1,274百万円 　　新株発行費　　788百万円 　　創立費償却　　301百万円
	※3 特別利益のうち主要なもの 　　関係会社株式売却益 　　　　　　　　27,579百万円	

（リース取引関係）

　当中間会計期間（自　平成17年４月１日　至　平成17年９月30日）

　　記載対象の取引はありません。

　前中間会計期間（自　平成16年４月１日　至　平成16年９月30日）

　　記載対象の取引はありません。

　前事業年度（自　平成16年４月１日　至　平成17年３月31日）

　　記載対象の取引はありません。

（有価証券関係）

　当中間会計期間（平成17年９月30日現在）

　　子会社株式及び関連会社株式で時価のあるものはありません。

　前中間会計期間（平成16年９月30日現在）

　　子会社株式及び関連会社株式で時価のあるものはありません。

　前事業年度（平成17年３月31日現在）

　　子会社株式及び関連会社株式で時価のあるものはありません。

（重要な後発事象）

前中間会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）
当社は、平成16年9月30日開催の取締役会における決議に基づき、平成16年11月2日に次のとおり自己株式の取得を実施しております。 (1) 取得した株式の種類 　　　　当社普通株式 (2) 取得した株式の総数 　　　　400,805株 (3) 取得価格（総額） 　　　　668,000円 　　　（総額267,737,740,000円） (4) 取得方法 　　　東京証券取引所のToSTNeT-2 　　　（終値取引）による買付け 　なお、株式会社整理回収機構が当社普通株式401,705.31株（同機構が保有していた当社発行の第一種優先株式のうち32,000株（転換総額96,000百万円）及び第三種優先株式のうち105,000株（転換総額105,000百万円）を平成16年9月30日に転換したもの）を、平成16年11月2日に268,339,153,590円にて売却したことが、預金保険機構から公表されております。	──────	当社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年4月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意いたしました。この合意に基づき、三井住友カード株式会社の発行済株式総数の34％に相当する普通株式を、株式会社エヌ・ティ・ティ・ドコモが約980億円で取得する予定であります。

(2) 【その他】

中間配当(商法第293条ノ5の規定による金銭の分配)

平成17年11月22日開催の取締役会において、第4期の中間配当を行わないこととする旨決議しました。

第6 【提出会社の参考情報】

　　当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書　　　　　　　　　　　　　　　　　　　　　　平成17年6月13日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　企業内容等の開示に関する内閣府令第19条第2項第19号(連結会社の財政状態及び経営成績に著しい
　　影響を与える事象)に基づく臨時報告書であります。

(2) 臨時報告書　　　　　　　　　　　　　　　　　　　　　　平成17年6月13日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　企業内容等の開示に関する内閣府令第19条第2項第19号(連結会社の財政状態及び経営成績に著しい
　　影響を与える事象)に基づく臨時報告書であります。

(3) 有価証券報告書　　　　事業年度　自　平成16年4月1日　平成17年6月30日
　　及びその添付書類　　　（第3期）　至　平成17年3月31日　関東財務局長に提出。

(4) 自己株券買付状況報告書　　　　　　　　　　　　　　　　平成17年4月15日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年5月13日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年6月14日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年7月15日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年8月15日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年9月15日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年10月14日
　　　　　　　　　　　　　　　　　　　　　　　　　及び平成17年11月14日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

　該当事項はありません。

独立監査人の中間監査報告書

平成16年12月13日

株式会社三井住友フィナンシャルグループ

 取締役会 御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

　当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間(平成16年４月１日から平成16年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成16年４月１日から平成16年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。
追記情報

　重要な後発事象に記載されているとおり、会社は平成16年９月30日開催の取締役会における決議に基づき、平成16年11月２日に自己株式の取得を実施した。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　　上

独立監査人の中間監査報告書

平成17年12月5日

株式会社三井住友フィナンシャルグループ

　　取締役会　御中

　　　　　　　　　　　　　　　　あずさ監査法人

　　　　　　　　　　指定社員　　公認会計士　　佐　藤　正　典　　㊞
　　　　　　　　　　業務執行社員

　　　　　　　　　　指定社員　　公認会計士　　沼　野　廣　志　　㊞
　　　　　　　　　　業務執行社員

　　　　　　　　　　指定社員　　公認会計士　　髙　波　博　之　　㊞
　　　　　　　　　　業務執行社員

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成17年4月1日から平成18年3月31日までの連結会計年度の中間連結会計期間（平成17年4月1日から平成17年9月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成17年9月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成17年4月1日から平成17年9月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　以　上

独立監査人の中間監査報告書

平成16年12月13日

株式会社三井住友フィナンシャルグループ

　　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

　当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成16年４月１日から平成17年３月31日までの第３期事業年度の中間会計期間（平成16年４月１日から平成16年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友フィナンシャルグループの平成16年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

追記情報

　重要な後発事象に記載されているとおり、会社は平成16年９月30日開催の取締役会における決議に基づき、平成16年11月２日に自己株式の取得を実施した。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

半 期 報 告 書

（第3期中）　自　平成17年4月1日
　　　　　　至　平成17年9月30日

株式会社 三井住友銀行

(501097)

第３期中（自平成17年４月１日　至平成17年９月30日）

半　期　報　告　書

1　本書は半期報告書を証券取引法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年12月６日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した半期報告書に添付された中間監査報告書を末尾に綴じ込んでおります。

株式会社 三井住友銀行

目 次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成17年12月6日
【中間会計期間】	第3期中（自　平成17年4月1日　至　平成17年9月30日）
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　　　正之
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】
(1) 最近3中間連結会計期間及び最近2連結会計年度に係る主要な経営指標等の推移

		平成15年度中間連結会計期間	平成16年度中間連結会計期間	平成17年度中間連結会計期間	平成15年度	平成16年度
		(自平成15年4月1日 至平成15年9月30日)	(自平成16年4月1日 至平成16年9月30日)	(自平成17年4月1日 至平成17年9月30日)	(自平成15年4月1日 至平成16年3月31日)	(自平成16年4月1日 至平成17年3月31日)
連結経常収益	百万円	1,367,101	1,352,597	1,305,043	2,717,005	2,691,357
うち連結信託報酬	百万円	84	729	4,284	334	2,609
連結経常利益 (△は連結経常損失)	百万円	146,906	81,471	422,928	282,159	△99,752
連結中間純利益	百万円	132,388	31,379	310,772	―	―
連結当期純利益 (△は連結当期純損失)	百万円	―	―	―	301,664	△278,995
連結純資産額	百万円	2,482,647	2,695,749	3,080,642	2,722,161	2,633,912
連結総資産額	百万円	98,449,957	98,632,829	99,841,434	99,843,258	97,478,308
1株当たり純資産額	円	21,558.27	28,901.73	32,069.28	25,928.02	23,977.62
1株当たり中間純利益	円	2,415.33	571.79	5,628.61	―	―
1株当たり当期純利益 (△は1株当たり当期純損失)	円	―	―	―	5,238.85	△5,300.46
潜在株式調整後1株当たり中間純利益	円	2,335.62	544.38	5,479.30	―	―
潜在株式調整後1株当たり当期純利益	円	―	―	―	5,231.31	―
連結自己資本比率 (国際統一基準)	%	11.21	11.03	11.19	10.89	10.60
営業活動によるキャッシュ・フロー	百万円	△1,956,067	△3,441,256	△1,064,967	3,227,358	△3,878,709
投資活動によるキャッシュ・フロー	百万円	1,882,813	3,074,137	1,003,095	△2,699,338	2,966,457
財務活動によるキャッシュ・フロー	百万円	109,906	160,587	168,613	103,479	309,860
現金及び現金同等物の中間期末残高	百万円	2,930,857	3,323,180	3,034,762	―	―
現金及び現金同等物の期末残高	百万円	―	―	―	3,525,056	2,926,227
従業員数 [外、平均臨時従業員数]	人	35,547 [11,424]	34,284 [12,916]	33,717 [12,862]	33,895 [11,825]	32,868 [12,954]
信託財産額	百万円	267,013	560,087	880,586	429,388	777,177

(注) 1 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
2 潜在株式調整後1株当たり当期純利益につきましては、平成16年度は連結当期純損失が計上されているため、記載しておりません。
3 連結自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。
4 信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。なお、該当する信託業務を営む会社は提出会社1社であります。

(2) 当行の最近3中間会計期間及び最近2事業年度に係る主要な経営指標等の推移

回次		第1期中	第2期中	第3期中	第1期	第2期
決算年月		平成15年9月	平成16年9月	平成17年9月	平成16年3月	平成17年3月
経常収益	百万円	1,177,035	1,140,066	1,091,687	2,322,363	2,289,372
うち信託報酬	百万円	84	729	4,284	334	2,609
経常利益 (△は経常損失)	百万円	105,175	125,198	359,778	185,138	△71,680
中間純利益	百万円	139,659	118,554	298,766	—	—
当期純利益 (△は当期純損失)	百万円	—	—	—	301,113	△136,854
資本金	百万円	559,985	559,985	664,986	559,985	664,986
発行済株式総数	千株	普通株式 54,811 優先株式 967	普通株式 55,212 優先株式 830	普通株式 55,212 優先株式 900	普通株式 54,811 優先株式 967	普通株式 55,212 優先株式 900
純資産額	百万円	2,611,621	2,756,776	3,171,235	2,870,870	2,752,735
総資産額	百万円	92,779,975	92,742,940	93,293,761	94,109,074	91,129,776
預金残高	百万円	57,746,253	62,011,605	63,380,886	60,067,417	62,788,328
貸出金残高	百万円	55,153,522	50,723,607	50,949,158	50,810,144	50,067,586
有価証券残高	百万円	21,847,113	23,524,899	23,039,486	26,592,584	23,676,696
1株当たり中間配当額	円	普通株式 528 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700	普通株式 683 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700	(上限額) 普通株式 280 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第六種 優先株式 88,500	—	—
1株当たり配当額	円	—	—	—	普通株式 4,177 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700	普通株式 683 第一種優先株式 10,500 第二種優先株式 28,500 第三種優先株式 13,700 第1回第六種 優先株式 485
単体自己資本比率 (国際統一基準)	％	11.52	11.35	12.00	11.36	11.32
従業員数	人	18,792	17,658	16,806	17,546	16,338
信託財産額	百万円	267,013	560,087	880,586	429,388	777,177
信託勘定貸出金残高	百万円	19,100	5,490	9,880	10,000	9,780
信託勘定有価証券残高	百万円	3,001	27,788	150,999	4,645	81,840

（注）1　消費税及び地方消費税の会計処理は、税抜方式によっております。

　　　2　第3期中の中間配当(配当基準日：平成17年12月31日)については、上限額を記載しております。なお、確定額は平成18年1月以降の取締役会にて決議の予定であります。

　　　3　単体自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

　　　4　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。

2 【事業の内容】

当中間連結会計期間において、当行グループ(当行及び当行の関係会社)が営む事業の内容については、重要な変更はありません。また、主要な関係会社の異動については、次のとおりであります。

(その他事業)

国内においてベンチャーキャピタル業務を行うエヌ・アイ・エフベンチャーズ株式会社を当行の持分法適用関連会社といたしました。

3 【関係会社の状況】

当中間連結会計期間において、新たに当行の関係会社となった会社のうち主要なものは次のとおりであります。

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(持分法適用関連会社) エヌ・アイ・エフベンチャーズ株式会社(注)2,3	東京都中央区	16,267	その他事業(ベンチャーキャピタル業)	37.79	―	―	金銭貸借関係 預金取引関係	―	―

(注) 1　「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2　有価証券報告書を提出しております。

3　平成17年10月１日に当行の連結子会社であるSMBCキャピタル株式会社と合併し、商号をエヌ・アイ・エフSMBCベンチャーズ株式会社に変更いたしました。

4 【従業員の状況】

(1) 連結会社における従業員数

(平成17年９月30日現在)

	銀行業	その他事業	合計
従業員数(人) [外、平均臨時従業員数]	21,641 [8,269]	12,076 [4,593]	33,717 [12,862]

(注)　従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員14,347人を含んでおりません。

(2) 当行の従業員数

(平成17年９月30日現在)

従業員数(人)	16,806

(注) 1　従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員260人を含んでおりません。

なお、取締役を兼務しない執行役員58人は従業員数に含めておりません。

2　当行の従業員組合は、三井住友銀行従業員組合と称し、組合員数は17,075人であります。労使間においては特記すべき事項はありません。

第2 【事業の状況】

1 【業績等の概要】

(1) 業績

① 経済金融環境

　当中間連結会計期間の経済環境を顧みますと、原油価格や素材価格が上昇するなか、海外では、欧州経済が緩やかな回復に止まったものの、米国経済は堅調を維持し、アジアでも中国を中心に景気拡大が持続しました。わが国経済におきましても、期初には一部に弱い動きが見られたものの、企業収益や設備投資の拡大に加え、輸出が持ち直したことにより、景気の緩やかな回復が続きました。

　金融資本市場におきましては、日本銀行が金融緩和姿勢を維持し、短期市場金利は引き続きほぼゼロ％で推移しました。長期市場金利は、新発10年物国債の流通利回りが6月末にかけて低下しましたが、景気回復持続の期待が強まったことを背景に、その後は上昇に転じました。株価は、4、5月に弱含む局面が見られたものの、その後回復し、3月末に比べて大幅に上昇しました。

　こうした中、金融界におきましては、昨年12月に解禁された証券仲介業務などの規制緩和を活かし、利用者ニーズに合ったビジネスを開拓することにより、収益力の一層の強化を図っていくことが重要な課題となっております。

② 経営戦略

　当行グループが、今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、
(イ)常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、
(ロ)高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、
(ハ)業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、
が重要であると考えます。

　このような認識に基づき、当行グループは、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開してまいります。
　第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益を拡大し、十分な成長を実現してまいります。
　第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き実行してまいります。
　第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配置によって資本効率の向上を図り、収益性、成長性を極大化してまいります。
　第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。
　第五に、企業価値の向上、CSR（企業の社会的責任）の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

③ 営業の成果

当中間連結会計期間における業績は以下のとおりとなりました。

業容面では、預金は、前連結会計年度末対比7,654億円増加して69兆2,743億円となり、譲渡性預金は、同1,809億円減少して2兆5,797億円となりました。

一方、貸出金は、同1兆2,014億円増加し、56兆3,503億円となりました。

総資産は、同2兆3,631億円増加し、99兆8,414億円となりました。

損益につきましては、当中間連結会計期間は、「確固たる収益水準の確保」に向け、重点戦略分野における施策等を展開し、収益力の強化に努めてまいりました。

経常収益は、貸出金利息等の資金運用収益、投資信託関連手数料等の役務取引等収益及びその他業務収益が増加する一方、株式売却益等のその他経常収益及び特定取引収益が減少したこと等を要因に、前中間連結会計期間対比3.5%減の1兆3,050億円となりました。経常費用は、預金利息等の資金調達費用が増加したものの、前中間連結会計期間において将来リスクへの対応力強化を目的として貸倒引当金の積み増し等を行ったことから、その他経常費用が大幅に減少し、前中間連結会計期間対比30.6%減の8,821億円となりました。

その結果、経常利益は4,229億円、特別損益等を勘案した中間純利益は3,107億円となりました。

純資産額は、中間純利益の計上及びその他有価証券評価差額金の増加等により、前連結会計年度末対比4,467億円増加して3兆806億円となりました。

事業の種類別では、銀行業、その他事業の内部取引消去前の経常収益シェアは、銀行業が87(前中間連結会計期間対比△0)%、その他事業が13(同＋0)%となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が84(前中間連結会計期間対比△5)%、米州が7(同＋1)%、欧州、アジア・オセアニアは、各々4(同＋2)%、5(同＋2)%となりました。

連結自己資本比率は、11.19%となりました。

(2) キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前中間連結会計期間対比2兆3,762億円増加して△1兆649億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同2兆710億円減少して＋1兆30億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同80億円増加して＋1,686億円となりました。その結果、当中間連結会計期間末の現金及び現金同等物の残高は前連結会計年度末対比1,085億円増加して3兆347億円となりました。

(3) 国内・海外別業績
① 国内・海外別収支
　　　当中間連結会計期間の資金運用収支は前中間連結会計期間比434億円の減益となる5,441億円、信託報酬は同35億円の増益となる42億円、役務取引等収支は同372億円の増益となる2,250億円、特定取引収支は同180億円の減益となる122億円、その他業務収支は同154億円の増益となる1,504億円となりました。
　　　国内・海外別に見ますと、国内の資金運用収支は前中間連結会計期間比517億円の減益となる4,840億円、信託報酬は同35億円の増益となる42億円、役務取引等収支は同337億円の増益となる2,041億円、特定取引収支は同134億円の減益となる117億円、その他業務収支は同210億円の増益となる1,500億円となりました。
　　　海外の資金運用収支は前中間連結会計期間比76億円の増益となる640億円、役務取引等収支は同42億円の増益となる215億円、特定取引収支は同46億円の減益となる5億円、その他業務収支は同57億円の減益となる4億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前中間連結会計期間	535,790	56,487	△4,694	587,583
	当中間連結会計期間	484,059	64,092	△4,011	544,140
うち資金運用収益	前中間連結会計期間	653,605	104,023	△20,060	737,568
	当中間連結会計期間	616,258	154,401	△15,965	754,694
うち資金調達費用	前中間連結会計期間	117,814	47,536	△15,366	149,984
	当中間連結会計期間	132,199	90,309	△11,954	210,554
信託報酬	前中間連結会計期間	729	―	―	729
	当中間連結会計期間	4,284	―	―	4,284
役務取引等収支	前中間連結会計期間	170,456	17,306	42	187,805
	当中間連結会計期間	204,178	21,544	△682	225,040
うち役務取引等収益	前中間連結会計期間	221,384	19,534	△50	240,867
	当中間連結会計期間	257,268	24,148	△855	280,560
うち役務取引等費用	前中間連結会計期間	50,927	2,228	△93	53,062
	当中間連結会計期間	53,089	2,603	△173	55,520
特定取引収支	前中間連結会計期間	25,170	5,151	―	30,322
	当中間連結会計期間	11,742	516	―	12,259
うち特定取引収益	前中間連結会計期間	27,282	7,739	△4,094	30,927
	当中間連結会計期間	11,742	4,053	△3,346	12,448
うち特定取引費用	前中間連結会計期間	2,112	2,587	△4,094	605
	当中間連結会計期間	―	3,536	△3,346	189
その他業務収支	前中間連結会計期間	129,001	6,181	△119	135,063
	当中間連結会計期間	150,084	415	△0	150,499
うちその他業務収益	前中間連結会計期間	187,035	8,048	△174	194,909
	当中間連結会計期間	194,031	7,423	△65	201,389
うちその他業務費用	前中間連結会計期間	58,033	1,867	△54	59,846
	当中間連結会計期間	43,947	7,008	△65	50,890

（注）　1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
　　　　2　「海外」とは、当行の海外店及び海外連結子会社であります。
　　　　3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前中間連結会計期間1百万円、当中間連結会計期間0百万円)を資金調達費用から控除して表示しております。
　　　　4　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当中間連結会計期間の資金運用勘定の平均残高は前中間連結会計期間比6,749億円減少して84兆4,568億円、利回りは同0.06%上昇して1.79%となりました。また、資金調達勘定の平均残高は同2,587億円増加して87兆485億円、利回りは同0.13%上昇して0.48%となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前中間連結会計期間比２兆2,240億円減少して76兆2,751億円、利回りは同0.05%低下して1.62%となりました。また、資金調達勘定の平均残高は同１兆2,111億円減少して81兆2,234億円、利回りは0.04%上昇して0.33%となりました。

海外の資金運用勘定の平均残高は前中間連結会計期間比１兆2,796億円増加して８兆8,331億円、利回りは同0.75%上昇して3.50%となりました。また、資金調達勘定の平均残高は同１兆2,003億円増加して６兆4,765億円、利回りは同0.99%上昇して2.79%となりました。

ア　国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	78,499,195	653,605	1.67
	当中間連結会計期間	76,275,124	616,258	1.62
うち貸出金	前中間連結会計期間	51,269,762	490,251	1.91
	当中間連結会計期間	50,154,793	464,565	1.85
うち有価証券	前中間連結会計期間	23,673,178	113,976	0.96
	当中間連結会計期間	22,043,014	110,527	1.00
うちコールローン及び買入手形	前中間連結会計期間	656,016	1,470	0.45
	当中間連結会計期間	605,070	3,256	1.08
うち買現先勘定	前中間連結会計期間	96,652	3	0.01
	当中間連結会計期間	65,285	2	0.01
うち債券貸借取引支払保証金	前中間連結会計期間	779,344	77	0.02
	当中間連結会計期間	1,148,611	207	0.04
うち預け金	前中間連結会計期間	1,081,390	8,216	1.52
	当中間連結会計期間	1,227,659	11,926	1.94
資金調達勘定	前中間連結会計期間	82,434,607	117,814	0.29
	当中間連結会計期間	81,223,487	132,199	0.33
うち預金	前中間連結会計期間	62,384,949	28,001	0.09
	当中間連結会計期間	63,776,508	46,307	0.15
うち譲渡性預金	前中間連結会計期間	3,638,275	395	0.02
	当中間連結会計期間	3,483,731	430	0.02
うちコールマネー及び売渡手形	前中間連結会計期間	5,368,095	540	0.02
	当中間連結会計期間	4,813,255	748	0.03
うち売現先勘定	前中間連結会計期間	744,310	12	0.00
	当中間連結会計期間	200,598	3	0.00
うち債券貸借取引受入担保金	前中間連結会計期間	4,557,841	22,096	0.97
	当中間連結会計期間	3,219,715	23,207	1.44
うちコマーシャル・ペーパー	前中間連結会計期間	6,857	1	0.04
	当中間連結会計期間	576	0	0.12
うち借用金	前中間連結会計期間	1,857,799	27,610	2.97
	当中間連結会計期間	1,514,729	21,256	2.81
うち短期社債	前中間連結会計期間	—	—	—
	当中間連結会計期間	3,497	1	0.11
うち社債	前中間連結会計期間	3,304,445	25,981	1.57
	当中間連結会計期間	3,697,981	29,486	1.59

(注)　1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
　　　2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
　　　3　無利息預け金の平均残高(前中間連結会計期間1,930,999百万円、当中間連結会計期間2,009,787百万円)を資金運用勘定から控除して表示しております。
　　　4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)及び利息(前中間連結会計期間１百万円、当中間連結会計期間０百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ 海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前中間連結会計期間	7,553,574	104,023	2.75
	当中間連結会計期間	8,833,196	154,401	3.50
うち貸出金	前中間連結会計期間	4,999,903	74,743	2.99
	当中間連結会計期間	6,100,115	119,521	3.92
うち有価証券	前中間連結会計期間	931,760	13,271	2.85
	当中間連結会計期間	852,271	14,729	3.46
うちコールローン及び買入手形	前中間連結会計期間	133,816	1,151	1.72
	当中間連結会計期間	137,836	2,281	3.31
うち買現先勘定	前中間連結会計期間	148,035	1,277	1.73
	当中間連結会計期間	167,835	2,763	3.29
うち債券貸借取引支払保証金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち預け金	前中間連結会計期間	913,247	6,454	1.41
	当中間連結会計期間	1,156,040	16,220	2.81
資金調達勘定	前中間連結会計期間	5,276,218	47,536	1.80
	当中間連結会計期間	6,476,571	90,309	2.79
うち預金	前中間連結会計期間	3,832,756	26,040	1.36
	当中間連結会計期間	5,255,170	68,455	2.61
うち譲渡性預金	前中間連結会計期間	109,785	1,298	2.37
	当中間連結会計期間	208,146	3,240	3.11
うちコールマネー及び売渡手形	前中間連結会計期間	137,739	748	1.09
	当中間連結会計期間	128,007	1,650	2.58
うち売現先勘定	前中間連結会計期間	247,421	1,545	1.25
	当中間連結会計期間	162,156	2,431	3.00
うち債券貸借取引受入担保金	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うちコマーシャル・ペーパー	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち借用金	前中間連結会計期間	104,414	1,399	2.68
	当中間連結会計期間	99,384	998	2.01
うち短期社債	前中間連結会計期間	—	—	—
	当中間連結会計期間	—	—	—
うち社債	前中間連結会計期間	828,954	15,355	3.70
	当中間連結会計期間	613,716	11,639	3.79

(注) 1 「海外」とは、当行の海外店及び海外連結子会社であります。
2 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3 無利息預け金の平均残高(前中間連結会計期間37,164百万円、当中間連結会計期間31,734百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高（百万円）			利息（百万円）			利回り（%）
		小計	相殺消去額（△）	合計	小計	相殺消去額（△）	合計	
資金運用勘定	前中間連結会計期間	86,052,769	△921,018	85,131,750	757,628	△20,060	737,568	1.73
	当中間連結会計期間	85,108,321	△651,500	84,456,820	770,660	△15,965	754,694	1.79
うち貸出金	前中間連結会計期間	56,269,665	△762,250	55,507,414	564,995	△14,276	550,718	1.98
	当中間連結会計期間	56,254,908	△624,445	55,630,462	584,086	△11,468	572,617	2.06
うち有価証券	前中間連結会計期間	24,604,939	―	24,604,939	127,248	△4,664	122,584	1.00
	当中間連結会計期間	22,895,285	―	22,895,285	125,257	△3,726	121,530	1.06
うちコールローン及び買入手形	前中間連結会計期間	789,832	―	789,832	2,621	―	2,621	0.66
	当中間連結会計期間	742,907	―	742,907	5,538	―	5,538	1.49
うち買現先勘定	前中間連結会計期間	244,687	―	244,687	1,280	―	1,280	1.05
	当中間連結会計期間	233,121	―	233,121	2,765	―	2,765	2.37
うち債券貸借取引支払保証金	前中間連結会計期間	779,344	―	779,344	77	―	77	0.02
	当中間連結会計期間	1,148,611	―	1,148,611	207	―	207	0.04
うち預け金	前中間連結会計期間	1,994,638	△158,558	1,836,079	14,671	△1,119	13,551	1.48
	当中間連結会計期間	2,383,699	△24,976	2,358,723	28,146	△770	27,376	2.32

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金調達勘定	前中間連結会計期間	87,710,826	△921,061	86,789,765	165,350	△15,366	149,984	0.35
	当中間連結会計期間	87,700,058	△651,534	87,048,524	222,509	△11,954	210,554	0.48
うち預金	前中間連結会計期間	66,217,705	△158,586	66,059,119	54,041	△1,119	52,921	0.16
	当中間連結会計期間	69,031,678	△25,003	69,006,674	114,762	△479	114,283	0.33
うち譲渡性預金	前中間連結会計期間	3,748,061	─	3,748,061	1,694	─	1,694	0.09
	当中間連結会計期間	3,691,877	─	3,691,877	3,670	─	3,670	0.20
うちコールマネー及び売渡手形	前中間連結会計期間	5,505,835	─	5,505,835	1,289	─	1,289	0.05
	当中間連結会計期間	4,941,263	─	4,941,263	2,399	─	2,399	0.10
うち売現先勘定	前中間連結会計期間	991,732	─	991,732	1,558	─	1,558	0.31
	当中間連結会計期間	362,755	─	362,755	2,434	─	2,434	1.34
うち債券貸借取引受入担保金	前中間連結会計期間	4,557,841	─	4,557,841	22,096	─	22,096	0.97
	当中間連結会計期間	3,219,715	─	3,219,715	23,207	─	23,207	1.44
うちコマーシャル・ペーパー	前中間連結会計期間	6,857	─	6,857	1	─	1	0.04
	当中間連結会計期間	576	─	576	0	─	0	0.12
うち借用金	前中間連結会計期間	1,962,214	△762,265	1,199,948	29,010	△14,246	14,763	2.46
	当中間連結会計期間	1,614,114	△624,451	989,663	22,254	△11,475	10,779	2.18
うち短期社債	前中間連結会計期間	─	─	─	─	─	─	
	当中間連結会計期間	3,497	─	3,497	1	─	1	0.11
うち社債	前中間連結会計期間	4,133,399	─	4,133,399	41,337	─	41,337	2.00
	当中間連結会計期間	4,311,698	─	4,311,698	41,125	─	41,125	1.91

(注) 1　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前中間連結会計期間1,968,135百万円、当中間連結会計期間2,041,494百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前中間連結会計期間3,628百万円、当中間連結会計期間2,364百万円)及び利息(前中間連結会計期間1百万円、当中間連結会計期間0百万円)を資金調達勘定から、それぞれ控除して表示しております。

③ 国内・海外別役務取引の状況

　当中間連結会計期間の役務取引等収益は、前中間連結会計期間比396億円増加して2,805億円、一方役務取引等費用は同24億円増加して555億円となったことから、役務取引等収支は同372億円の増益となる2,250億円となりました。

　国内・海外別に見ますと、国内の役務取引等収益は前中間連結会計期間比358億円増加して2,572億円、一方役務取引等費用は同21億円増加して530億円となったことから、役務取引等収支は同337億円の増益となる2,041億円となりました。

　海外の役務取引等収益は前中間連結会計期間比46億円増加して241億円、一方役務取引等費用は同3億円増加して26億円となったことから、役務取引等収支は同42億円の増益となる215億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前中間連結会計期間	221,384	19,534	△50	240,867
	当中間連結会計期間	257,268	24,148	△855	280,560
うち預金・貸出業務	前中間連結会計期間	11,388	11,450	△11	22,827
	当中間連結会計期間	11,978	14,818	△640	26,157
うち為替業務	前中間連結会計期間	57,653	3,465	△0	61,119
	当中間連結会計期間	61,325	4,055	△0	65,380
うち証券関連業務	前中間連結会計期間	24,736	0	―	24,736
	当中間連結会計期間	26,052	0	―	26,052
うち代理業務	前中間連結会計期間	9,656	―	―	9,656
	当中間連結会計期間	9,627	―	―	9,627
うち保護預り・貸金庫業務	前中間連結会計期間	3,181	1	―	3,183
	当中間連結会計期間	3,903	1	―	3,905
うち保証業務	前中間連結会計期間	19,314	1,728	―	21,043
	当中間連結会計期間	19,943	2,048	△214	21,777
うちクレジットカード関連業務	前中間連結会計期間	3,578	―	―	3,578
	当中間連結会計期間	3,591	―	―	3,591
役務取引等費用	前中間連結会計期間	50,927	2,228	△93	53,062
	当中間連結会計期間	53,089	2,603	△173	55,520
うち為替業務	前中間連結会計期間	11,208	765	△21	11,952
	当中間連結会計期間	11,956	884	△5	12,835

（注）1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
　　　2　「海外」とは当行の海外店及び海外連結子会社であります。
　　　3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

④　国内・海外別特定取引の状況

　ア　特定取引収益・費用の内訳

　　　当中間連結会計期間の特定取引収益は前中間連結会計期間比184億円減少して124億円、一方特定取引費用は同４億円減少して１億円となったことから、特定取引収支は同180億円の減益となる122億円となりました。

　　　国内・海外別に見ますと、国内の特定取引収益は前中間連結会計期間比155億円減少して117億円、一方特定取引費用は同21億円減少したことから、特定取引収支は同134億円の減益となる117億円となりました。

　　　海外の特定取引収益は前中間連結会計期間比36億円減少して40億円、一方特定取引費用は同９億円増加して35億円となったことから、特定取引収支は同46億円の減益となる５億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前中間連結会計期間	27,282	7,739	△4,094	30,927
	当中間連結会計期間	11,742	4,053	△3,346	12,448
うち商品有価証券収益	前中間連結会計期間	5,047	—	—	5,047
	当中間連結会計期間	4,335	0	—	4,335
うち特定取引有価証券収益	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	361	—	—	361
うち特定金融派生商品収益	前中間連結会計期間	22,042	7,460	△4,094	25,408
	当中間連結会計期間	7,045	4,053	△3,346	7,751
うちその他の特定取引収益	前中間連結会計期間	192	279	—	471
	当中間連結会計期間	—	—	—	—
特定取引費用	前中間連結会計期間	2,112	2,587	△4,094	605
	当中間連結会計期間	—	3,536	△3,346	189
うち商品有価証券費用	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	—	—	—	—
うち特定取引有価証券費用	前中間連結会計期間	605	—	—	605
	当中間連結会計期間	—	—	—	—
うち特定金融派生商品費用	前中間連結会計期間	1,507	2,587	△4,094	—
	当中間連結会計期間	—	3,346	△3,346	—
うちその他の特定取引費用	前中間連結会計期間	—	—	—	—
	当中間連結会計期間	—	189	—	189

（注）　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

　　　　2　「海外」とは当行の海外店及び海外連結子会社であります。

　　　　3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

イ　特定取引資産・負債の内訳（末残）

当中間連結会計期間末の特定取引資産残高は前中間連結会計期間末比3,547億円増加して３兆6,294億円、特定取引負債残高は同79億円増加して１兆7,880億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前中間連結会計期間末比3,799億円増加して３兆3,659億円、特定取引負債残高は同72億円増加して１兆5,235億円となりました。

海外の特定取引資産残高は前中間連結会計期間末比354億円減少して2,694億円、特定取引負債残高は同94億円減少して2,703億円となりました。

種類	期別	国内	海外	相殺消去額（△）	合計
		金額（百万円）	金額（百万円）	金額（百万円）	金額（百万円）
特定取引資産	前中間連結会計期間	2,986,009	304,837	△16,105	3,274,740
	当中間連結会計期間	3,365,980	269,435	△5,961	3,629,453
うち商品有価証券	前中間連結会計期間	184,087	49,297	―	233,385
	当中間連結会計期間	217,930	31,549	―	249,480
うち商品有価証券派生商品	前中間連結会計期間	769	―	―	769
	当中間連結会計期間	1,294	―	―	1,294
うち特定取引有価証券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	357	―	―	357
	当中間連結会計期間	3,821	―	―	3,821
うち特定金融派生商品	前中間連結会計期間	1,824,988	255,539	△16,105	2,064,422
	当中間連結会計期間	1,802,499	237,885	△5,961	2,034,422
うちその他の特定取引資産	前中間連結会計期間	975,805	―	―	975,805
	当中間連結会計期間	1,340,433	―	―	1,340,433
特定取引負債	前中間連結会計期間	1,516,329	279,849	△16,105	1,780,073
	当中間連結会計期間	1,523,587	270,383	△5,961	1,788,009
うち売付商品債券	前中間連結会計期間	43,543	21,595	―	65,138
	当中間連結会計期間	69,419	35,237	―	104,657
うち商品有価証券派生商品	前中間連結会計期間	429	―	―	429
	当中間連結会計期間	1,987	―	―	1,987
うち特定取引売付債券	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―
うち特定取引有価証券派生商品	前中間連結会計期間	406	―	―	406
	当中間連結会計期間	3,700	―	―	3,700
うち特定金融派生商品	前中間連結会計期間	1,471,950	258,253	△16,105	1,714,098
	当中間連結会計期間	1,448,479	235,146	△5,961	1,677,663
うちその他の特定取引負債	前中間連結会計期間	―	―	―	―
	当中間連結会計期間	―	―	―	―

（注）　1　「国内」とは当行（海外店を除く）及び国内連結子会社であります。
　　　　2　「海外」とは当行の海外店及び海外連結子会社であります。
　　　　3　「国内」、「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

⑤ 国内・海外別預金残高の状況

○ 預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前中間連結会計期間	63,509,340	4,139,404	67,648,744
	当中間連結会計期間	64,279,092	4,995,224	69,274,316
うち流動性預金	前中間連結会計期間	37,859,321	3,511,736	41,371,057
	当中間連結会計期間	39,926,126	4,269,101	44,195,228
うち定期性預金	前中間連結会計期間	20,816,838	618,469	21,435,307
	当中間連結会計期間	20,226,068	717,403	20,943,472
うちその他	前中間連結会計期間	4,833,180	9,198	4,842,378
	当中間連結会計期間	4,126,896	8,718	4,135,615
譲渡性預金	前中間連結会計期間	2,954,818	121,514	3,076,333
	当中間連結会計期間	2,355,462	224,313	2,579,775
総合計	前中間連結会計期間	66,464,158	4,260,918	70,725,077
	当中間連結会計期間	66,634,554	5,219,537	71,854,092

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2 「海外」とは当行の海外店及び海外連結子会社であります。

3 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4 定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

ア　業種別貸出状況（残高・構成比）

業種別	平成16年9月30日現在		平成17年9月30日現在	
	貸出金残高	構成比	貸出金残高	構成比
	金額（百万円）	（%）	金額（百万円）	（%）
国内 （除く特別国際金融取引勘定分）	51,069,767	100.00	50,685,797	100.00
製造業	5,927,920	11.61	5,492,881	10.84
農業、林業、漁業及び鉱業	128,677	0.25	143,375	0.28
建設業	1,869,057	3.66	1,547,926	3.05
運輸、情報通信、公益事業	3,214,421	6.30	2,808,649	5.54
卸売・小売業	5,787,426	11.33	5,653,989	11.16
金融・保険業	4,232,889	8.29	4,344,827	8.57
不動産業	7,288,638	14.27	7,598,931	14.99
各種サービス業	6,225,872	12.19	6,429,493	12.69
地方公共団体	500,763	0.98	546,288	1.08
その他	15,894,098	31.12	16,119,434	31.80
海外及び特別国際金融取引勘定分	4,429,371	100.00	5,664,541	100.00
政府等	52,751	1.19	90,458	1.60
金融機関	381,654	8.62	433,335	7.65
商工業	3,791,166	85.59	4,825,529	85.19
その他	203,798	4.60	315,218	5.56
合計	55,499,138	―	56,350,339	―

（注）　1　「国内」とは当行（海外店を除く）及び国内連結子会社であります。

　　　　2　「海外」とは当行の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高 金額(百万円)
平成16年９月30日	インドネシア	46,778
	その他(5ケ国)	582
	合計	47,361
	(資産の総額に対する割合：%)	(0.05)
平成17年９月30日	インドネシア	37,943
	その他(4ケ国)	161
	合計	38,104
	(資産の総額に対する割合：%)	(0.04)

(注)　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
国債	前中間連結会計期間	12,826,352	53,672	12,880,025
	当中間連結会計期間	11,309,629	—	11,309,629
地方債	前中間連結会計期間	497,812	—	497,812
	当中間連結会計期間	593,178	—	593,178
社債	前中間連結会計期間	2,585,690	—	2,585,690
	当中間連結会計期間	3,467,536	—	3,467,536
株式	前中間連結会計期間	3,363,311	—	3,363,311
	当中間連結会計期間	3,522,649	—	3,522,649
その他の証券	前中間連結会計期間	3,477,427	1,070,153	4,547,581
	当中間連結会計期間	3,329,625	1,128,234	4,457,859
合計	前中間連結会計期間	22,750,594	1,123,826	23,874,420
	当中間連結会計期間	22,222,619	1,128,234	23,350,854

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

　　 2 「海外」とは当行の海外店及び海外連結子会社であります。

　　 3 「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 「金融機関の信託業務の兼営等に関する法律」に基づく信託業務の状況

　　「金融機関の信託業務の兼営等に関する法律」に基づき信託業務を営む会社は、提出会社１社であります。

① 信託財産の運用／受入の状況(信託財産残高表)

資産				
科目	前中間連結会計期間 (平成16年９月30日現在)		当中間連結会計期間 (平成17年９月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	5,490	0.98	9,880	1.12
有価証券	27,788	4.96	150,999	17.15
受託有価証券	3,000	0.54	33,880	3.85
金銭債権	481,436	85.96	642,431	72.95
その他債権	171	0.03	1,133	0.13
銀行勘定貸	42,202	7.53	42,260	4.80
合計	560,087	100.00	880,586	100.00

負債				
科目	前中間連結会計期間 (平成16年９月30日現在)		当中間連結会計期間 (平成17年９月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	35,478	6.33	167,354	19.00
有価証券の信託	3,000	0.54	33,880	3.85
金銭債権の信託	478,590	85.45	529,859	60.17
包括信託	43,019	7.68	149,491	16.98
合計	560,087	100.00	880,586	100.00

(注)　1　共同信託他社管理財産はありません。
　　　2　元本補てん契約のある信託については取り扱っておりません。

② 貸出金残高の状況(業種別貸出状況)

業種別	前中間連結会計期間 (平成16年９月30日現在)		当中間連結会計期間 (平成17年９月30日現在)	
	貸出金残高(百万円)	構成比(%)	貸出金残高(百万円)	構成比(%)
製造業	—	—	4,000	40.49
農業、林業、漁業及び鉱業	—	—	—	—
建設業	—	—	—	—
運輸、情報通信、公益事業	4,490	81.79	4,880	49.39
卸売・小売業	1,000	18.21	1,000	10.12
金融・保険業	—	—	—	—
不動産業	—	—	—	—
各種サービス業	—	—	—	—
地方公共団体	—	—	—	—
その他	—	—	—	—
合計	5,490	100.00	9,880	100.00

(単体情報)
(参考)
　当行の単体情報のうち、参考として以下の情報を掲げております。

1　損益の概要(単体)

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)－(A)
業務粗利益	762,716	766,648	3,932
(除く国債等債券損益)	(736,053)	(738,282)	(2,229)
うち信託報酬	729	4,284	3,555
経費(除く臨時処理分)	291,136	292,415	1,279
人件費	104,320	98,888	△5,432
物件費	168,549	177,046	8,497
税金	18,266	16,480	△1,786
業務純益(一般貸倒引当金繰入前)	471,580	474,233	2,653
(除く国債等債券損益)	(444,917)	(445,867)	(950)
一般貸倒引当金繰入額	△349,734	△24,335	325,399
業務純益	821,314	498,568	△322,746
うち国債等債券損益	26,663	28,365	1,702
臨時損益	△696,116	△138,790	557,326
不良債権処理額	805,505	153,994	△651,511
貸出金償却	348,769	16,804	△331,965
個別貸倒引当金繰入額	403,866	122,647	△281,219
貸出債権売却損等	55,707	14,746	△40,961
特定海外債権引当勘定繰入額	△2,838	△202	2,636
株式等損益	44,819	24,942	△19,877
株式等売却益	60,005	34,137	△25,868
株式等売却損	434	360	△74
株式等償却	14,751	8,833	△5,918
その他臨時損益	64,570	△9,738	△74,308
経常利益	125,198	359,778	234,580
特別損益	△12,127	△4,662	7,465
うち動産不動産処分損益	△3,991	665	4,656
動産不動産処分益	627	2,446	1,819
動産不動産処分損	4,619	1,781	△2,838
うち減損損失	―	5,288	5,288
うち退職給付会計基準変更時差異償却	8,000	―	△8,000
税引前中間純利益	113,070	355,115	242,045
法人税、住民税及び事業税	1,645	5,081	3,436
還付法人税等	7,405	―	△7,405
法人税等調整額	276	51,267	50,991
中間純利益	118,554	298,766	180,212

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)－(A)
与信関係費用	455,771	129,659	△326,112

(注) 1 業務粗利益＝(資金運用収支＋金銭の信託運用見合費用)＋信託報酬＋役務取引等収支＋特定取引収支＋その他業務収支

2 「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。

3 業務純益＝業務粗利益－経費(除く臨時処理分)－一般貸倒引当金繰入額

4 臨時損益とは、中間損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。

5 国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却

6 与信関係費用＝一般貸倒引当金繰入額＋不良債権処理額

2 利鞘(国内業務部門)(単体)

	前中間会計期間 (%)(A)	当中間会計期間 (%)(B)	増減(%) (B)-(A)
(1) 資金運用利回り　　　①	1.46	1.47	0.01
貸出金利回り　　　　③	1.79	1.75	△0.04
有価証券利回り	0.65	0.77	0.12
(2) 資金調達原価　　　　②	0.83	0.83	0.00
資金調達利回り	0.09	0.08	△0.01
預金等利回り　　　　④	0.02	0.02	0.00
外部負債利回り	0.28	0.24	△0.04
経費率	0.74	0.75	0.01
(3) 総資金利鞘　　　①-②	0.63	0.64	0.01
預貸金利鞘　　　③-④	1.77	1.73	△0.04

(注) 1　「国内業務部門」とは本邦店の円建諸取引であります。
　　　2　「外部負債」＝コールマネー＋売現先勘定＋債券貸借取引受入担保金＋売渡手形＋コマーシャル・ペー
　　　　　パー＋借用金

3　ROE(単体)

	前中間会計期間 (%)(A)	当中間会計期間 (%)(B)	増減(%) (B)-(A)
業務純益(一般貸倒引当金繰入前)ベース	58.30	57.25	△1.05
業務純益ベース	101.53	60.19	△41.34
中間純利益ベース	14.65	36.07	21.42

(注)　$$ROE = \frac{(中間純利益等-優先株式配当金総額)\times 年間日数\div 中間期中日数}{\{(期首株主資本-期首発行済優先株式数\times 発行価額)+(期末株主資本-期末発行済優先株式数\times 発行価額)\}\div 2} \times 100$$

4　預金・貸出金の状況(単体)
　(1) 銀行勘定
　　① 預金・貸出金の残高

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)-(A)
預金(末残)	62,011,605	63,380,886	1,369,281
預金(平残)	60,666,670	62,985,016	2,318,346
貸出金(末残)	50,723,607	50,949,158	225,551
貸出金(平残)	50,627,674	50,180,493	△447,181

(注)　預金には譲渡性預金を含めておりません。

② 個人・法人別預金残高(国内)

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)-(A)
個人	32,093,331	32,484,694	391,363
法人	26,779,865	28,387,926	1,608,061
合計	58,873,196	60,872,620	1,999,424

(注) 本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

③ 消費者ローン残高

	前中間会計期間 (百万円)(A)	当中間会計期間 (百万円)(B)	増減(百万円) (B)-(A)
消費者ローン残高	13,908,345	14,426,158	517,813
住宅ローン残高	12,842,232	13,454,572	612,340
その他ローン残高	1,066,113	971,585	△94,528

④ 中小企業等貸出金

			前中間会計期間 (A)	当中間会計期間 (B)	増減 (B)-(A)
中小企業等貸出金残高	①	百万円	34,893,305	34,859,483	△33,822
総貸出金残高	②	百万円	47,519,976	46,865,161	△654,815
中小企業等貸出金比率	①／②	％	73.42	74.38	0.96
中小企業等貸出先件数	③	件	1,861,412	1,882,377	20,965
総貸出先件数	④	件	1,866,101	1,886,865	20,764
中小企業等貸出先件数比率	③／④	％	99.74	99.76	0.02

(注) 1 貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
　　　 2 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社
　　　 又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及
　　　 び個人であります。

(2) 信託勘定

① 元本補てん契約のある信託の元本・貸出金の残高

該当ありません。

② 元本補てん契約のある信託の個人・法人別元本残高

該当ありません。

③ 消費者ローン残高

該当ありません。

④ 中小企業等貸出金

			前中間会計期間 （A）	当中間会計期間 （B）	増減 （B）－（A）
中小企業等貸出金残高	①	百万円	4,490	4,880	390
総貸出金残高	②	百万円	5,490	9,880	4,390
中小企業等貸出金比率	①／②	％	81.78	49.39	△32.39
中小企業等貸出先件数	③	件	4	5	1
総貸出先件数	④	件	5	7	2
中小企業等貸出先件数比率	③／④	％	80.00	71.43	△8.57

（注）　中小企業等とは、資本金３億円（ただし、卸売業は１億円、小売業、サービス業は５千万円）以下の会社又
は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人
であります。

（自己資本比率関係）

（参考）

　自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件（平成5年大蔵省告示第55号。以下、「告示」という）に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

　なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(国際統一基準)

項目			平成16年9月30日 金額（百万円）	平成17年9月30日 金額（百万円）
基本的項目	資本金		559,985	664,986
	うち非累積的永久優先株(注1)		—	—
	新株式払込金		—	—
	資本剰余金		1,498,511	1,603,512
	利益剰余金		298,970	290,063
	連結子会社の少数株主持分		1,028,376	1,037,158
	うち海外特別目的会社の発行する優先出資証券(※)		823,640	827,528
	その他有価証券の評価差損(△)		—	—
	自己株式払込金		—	—
	自己株式(△)		—	—
	為替換算調整勘定		△74,777	△64,127
	営業権相当額(△)		9	7
	企業結合により計上される無形固定資産相当額(△)		—	—
	連結調整勘定相当額(△)		—	—
	計	(A)	3,311,055	3,531,587
	うちステップ・アップ金利条項付の優先出資証券(注2)		199,890	203,778
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		203,583	395,212
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		71,114	39,875
	一般貸倒引当金		579,104	575,383
	負債性資本調達手段等		2,537,720	2,710,942
	うち永久劣後債務(注3)		826,093	1,119,646
	うち期限付劣後債務及び期限付優先株(注4)		1,711,627	1,591,295
	計		3,391,523	3,721,413
	うち自己資本への算入額	(B)	3,311,055	3,531,587
準補完的項目	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目(注5)	(D)	193,476	263,081
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,428,635	6,800,093
リスク・アセット等	資産(オン・バランス)項目		52,794,469	54,609,727
	オフ・バランス取引項目		5,156,602	5,747,789
	信用リスク・アセットの額	(F)	57,951,072	60,357,517
	マーケット・リスク相当額に係る額((H)/8％)	(G)	282,759	411,599
	(参考)マーケット・リスク相当額	(H)	22,620	32,927
	計((F)＋(G))	(I)	58,233,832	60,769,116
連結自己資本比率(国際統一基準)＝(E)/(I)×100(％)			11.03％	11.19％

(注) 1 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成16年9月30日現在1,301,000百万円、平成17年9月30日現在1,310,003百万円であります。

2 告示第4条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3 告示第5条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
  (1) 無担保で、かつ、他の債務に劣後する払込済のものであること。
  (2) 一定の場合を除き、償還されないものであること。
  (3) 業務を継続しながら損失の補てんに充当されるものであること。
  (4) 利払い義務の延期が認められるものであること。

4 告示第5条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5 告示第7条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額であります。

単体自己資本比率(国際統一基準)

項目		平成16年9月30日 金額(百万円)	平成17年9月30日 金額(百万円)
基本的項目	資本金	559,985	664,986
	うち非累積的永久優先株(注1)	―	―
	新株式払込金	―	―
	資本準備金	904,932	665,033
	その他資本剰余金	357,614	702,514
	利益準備金	―	―
	任意積立金	221,532	221,502
	中間未処分利益	318,722	350,825
	その他(※)	791,128	830,042
	その他有価証券の評価差損(△)	―	―
	自己株式払込金	―	―
	自己株式(△)	―	―
	営業権相当額(△)	―	―
	企業結合により計上される無形固定資産相当額(△)	―	―
	計　(A)	3,153,916	3,434,905
	うちステップ・アップ金利条項付の優先出資証券(注2)	199,890	203,778
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	195,914	383,762
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	63,408	33,356
	一般貸倒引当金	419,299	393,220
	負債性資本調達手段等	2,532,481	2,671,942
	うち永久劣後債務(注3)	861,254	1,119,646
	うち期限付劣後債務及び期限付優先株(注4)	1,671,227	1,552,295
	計	3,211,103	3,482,281
	うち自己資本への算入額　(B)	3,116,833	3,434,905
準補完的項目	短期劣後債務	―	―
	うち自己資本への算入額　(C)	―	―
控除項目	控除項目(注5)　(D)	113,008	108,278
自己資本額	(A)+(B)+(C)-(D)　(E)	6,157,741	6,761,532
リスク・アセット等	資産(オン・バランス)項目	49,180,962	50,631,175
	オフ・バランス取引項目	4,842,581	5,329,245
	信用リスク・アセットの額　(F)	54,023,544	55,960,420
	マーケット・リスク相当額に係る額((H)/8%)　(G)	200,978	343,555
	(参考)マーケット・リスク相当額　(H)	16,078	27,484
	計((F)+(G))　(I)	54,224,522	56,303,976
単体自己資本比率(国際統一基準)=(E)/(I)×100(%)		11.35%	12.00%

（注）1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は平成16年9月30日現在1,301,000百万円、平成17年9月30日現在1,310,003百万円であります。

2　告示第14条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3　告示第15条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。
(1)　無担保で、かつ、他の債務に劣後する払込済のものであること。
(2)　一定の場合を除き、償還されないものであること。
(3)　業務を継続しながら損失の補てんに充当されるものであること。
(4)　利払い義務の延期が認められるものであること。

4　告示第15条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5　告示第17条第1項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

（※）　「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の３件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.（"SBTC-LLC"）	SB Equity Securities (Cayman), Limited（"SBES"）	Sakura Preferred Capital (Cayman) Limited（"SPCL"）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年６月以降の各配当支払日（ただし金融庁の事前承認が必要）	平成21年１月以降の各配当支払日（ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定（ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される）	Series A-1　変動（金利ステップアップなし） Series A-2　変動（金利ステップアップなし） Series B　固定（ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし）	Initial Series　変動（金利ステップアップなし） Series B　変動（金利ステップアップなし）
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日（休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。①当行が自己資本比率/Tier1比率の最低水準を達成できない場合（ただし配当停止は当行の任意）②当行につき、清算、破産または清算的会社更生が開始された場合③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。①「損失吸収事由(注)1」が発生した場合②当行優先株(注)2への配当が停止された場合③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする)③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする)④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額（当行優先株(注)2への配当があればその額を控除した額）の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する２配当支払日（同年度末を含む暦年の７月及び翌暦年の１月）における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

(注) 1　損失吸収事由

　　　　当行につき、①自己資本比率/Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」（ⓐ清算事由＜清算、破産または清算的会社更生＞の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

　　　2　当行優先株

　　　　自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

　　　3　本優先出資証券

　　　　当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

　　　4　SBESの配当可能利益制限における予想配当可能利益の勘案

　　　　当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

　　　5　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

　　　　SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

　　　6　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

　　　　SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額（当行優先株への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

(資産の査定)

(参考)

　資産の査定は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第６条に基づき、当行の中間貸借対照表の貸出金、外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定に計上されるもの並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券（使用貸借又は賃貸借契約によるものに限る。）について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1　破産更生債権及びこれらに準ずる債権

　　破産更生債権及びこれらに準ずる債権とは、破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2　危険債権

　　危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3　要管理債権

　　要管理債権とは、３カ月以上延滞債権及び貸出条件緩和債権をいう。

4　正常債権

　　正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記１から３までに掲げる債権以外のものに区分される債権をいう。

　資産の査定の額

債権の区分	平成16年９月30日現在	平成17年９月30日現在
	金額（億円）	金額（億円）
破産更生債権及びこれらに準ずる債権	5,811	3,017
危険債権	11,241	7,238
要管理債権	7,792	3,805
正常債権	536,734	549,707

2 【生産、受注及び販売の状況】

　「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

当行は、平成17年度を、中期経営計画の初年度として「確固たる収益水準を確保する年」と位置付けており、下期におきましても、この課題の実現に向けて、グループ一体となって以下の取組みを進めてまいります。

(個人ビジネス)

個人のお客さま向けのビジネスにつきましては、投資信託、個人年金保険等の運用商品や住宅ローン等を取り扱うコンサルティングビジネスの競争優位性を一段と高めるべく、経営資源を積極的に投入いたします。具体的には、平日夜間や休日にも営業するSMBCコンサルティングプラザの増設やコンサルタントの増強を進めるとともに、商品ラインアップの拡充にも取り組んでまいります。また、新たなビジネスラインを創出するべく、プロミス株式会社との戦略的提携に基づき本年4月より提供を開始したコンシューマーローンにつきましては、自動契約機の拡充やプロモーションの強化を通じて貸出ボリュームの増強を進めてまいります。クレジットカードビジネスにつきましては、本年4月に発表した株式会社エヌ・ティ・ティ・ドコモとの提携による「ケータイクレジットサービス」や、本年10月に発表した東日本旅客鉄道株式会社との提携による「ビュー・スイカ」一体型キャッシュカードの発行等、新規事業を早期に立ち上げ、強化を進めてまいります。加えて、東京メトロ駅構内へのATM設置等、お客さまの利便性向上や、ICキャッシュカードの機能拡充等、セキュリティ向上のための取組みにつきましても、引き続き注力してまいります。

(法人ビジネス)

法人のお客さま向けのビジネスにつきましては、ご好評をいただき高い実績を残しておりますビジネスセレクトローンや、本年4月より取り扱いを開始したSMBC－クレセルローン等、収益性の高いミドル・スモール企業向け新型無担保貸出をさらに増強してまいります。また、シンジケーションや債権流動化等、当行が強みを持つ分野のみならず、事業再生・事業再編、不動産ファイナンス等、今後お客さまのニーズが拡大し、成長を期待できる分野におきまして、ソリューション提供力を一段と強化してまいります。さらにグループ会社におきましても、ソリューション提供力の強化を進めてまいります。具体的には、三井住友銀リース株式会社では、オペレーティングリース等戦略分野のさらなる強化に注力するほか、リース資産の信託等、新たな収益機会の拡大にも取り組んでまいります。株式会社日本総合研究所では、基幹系等のコアシステム受託事業に加えて、各種コンサルティングサービスの強化にも取り組んでまいります。加えて、大和証券エスエムビーシー株式会社との協働をさらに推進することで、投資銀行・資金運用業務を強化してまいります。

(海外ビジネス)

海外ビジネスにつきましては、「アジアをマザーマーケットとしたグローバルな商業銀行」を目指し、中国を中心としたアジア地域におけるビジネスボリュームを拡大するとともに、ロシア・東欧等の拡大EUや中南米等のいわゆるエマージングマーケットにおけるビジネスを、営業拠点の新設や、プロジェクト・ファイナンス等、当行が強みとしている業務を梃子に拡大してまいります。また、欧米マーケットにおきましても、流動性・収益性の高い資産を増強することによって、資本効率の向上を進めてまいります。

(市場営業ビジネス)

　　市場営業ビジネスにつきましては、引き続き、ALM体制の強化、運用手段の多様化、お客さまからのオーダーフローの拡大の三点を軸として、適切なリスク管理のもと、収益力の維持・強化に注力してまいります。

　　このような事業展開を支えるために、当行では、業務の多様化に対応した人材マネジメント及びコンプライアンスの高度化を行ってまいります。また、与信ポートフォリオの劣化防止に引き続き取り組み、与信関係費用の抑制を図ってまいります。そして、これらの取組みを通じてボトムライン収益を拡大することにより、財務基盤の一段の強化、すなわち、資本の質・量両面での拡充を進めてまいります。

　　当行は、平成17年度、これらの取組みにおいて着実な成果をお示しすることにより、当行に対する、「お客さま、株主・市場、社会」からの総合的評価を高めてまいりたいと考えております。

4 【経営上の重要な契約等】

　　該当ありません。

5 【研究開発活動】

　　当中間連結会計期間の研究開発活動につきましては、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は、19百万円であります。

第3 【設備の状況】

1 【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

2 【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はありません。また、当中間連結会計期間中に新たに確定した計画について、記載すべき重要なものはありません。

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	100,000,000
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	250,000
第五種優先株式	250,000
第六種優先株式	300,000
計	101,630,000

(注)　「当銀行の発行する株式の総数は、101,767,000株とし、このうち100,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、250,000株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款に定めております。
　　　なお、当中間会計期間の末日までに第一種優先株式32,000株、第三種優先株式105,000株がそれぞれ普通株式に転換されております。

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成17年9月30日)	提出日現在発行数(株)(平成17年12月6日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	55,212,947	同左	—	議決権あり(注)1
第一種優先株式	35,000	同左	—	(注)1,2
第二種優先株式	100,000	同左	—	(注)1,3
第三種優先株式	695,000	同左	—	(注)1,4
第1回第六種優先株式	70,001	同左	—	(注)5
計	56,112,948	同左	—	—

(注)　1　提出日現在の発行数には、平成17年12月1日から半期報告書を提出する日までの優先株式の転換による株式数の増減は含まれておりません。
　　　2　第一種優先株式の主な内容は次のとおりであります。
　　　　(イ)優先配当金
　　　　　(a)当行は、利益配当を行うときは、第一種優先株式を有する株主(以下「第一種優先株主」という)または第一種優先株式の登録質権者(第一種優先株主および第一種優先株式の登録質権者を以下「第一種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第一種優先株式1株につき10,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

(b) ある営業年度において、第一種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(c) 第一種優先株主等に対しては、優先配当金を超えて配当は行わない。

(ロ)優先中間配当金

　　当行は、中間配当を行うときは、第一種優先株主等に対し、普通株主等に先立ち、第一種優先株式1株につき10,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当行は、残余財産を分配するときは、第一種優先株主等に対し、普通株主等に先立ち、第一種優先株式1株につき3,000,000円を支払う。

(b) 第一種優先株主等に対しては、上記(a)のほか、残余財産の分配は行わない。

(ニ)消却

　　当行は、いつでも第一種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

(ホ)議決権

　　第一種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等

(a) 当行は、法令に定める場合を除き、第一種優先株式について株式の併合または分割は行わない。

(b) 当行は、第一種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

(ト)普通株式への転換

　　第一種優先株主は、以下に定めるところにより第一種優先株式の普通株式への転換を請求することができる。

①転換請求期間

　発行日から平成21年2月26日まで。

　ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②転換の条件

　㋑転換価額

　　転換価額は952,400円とする。

　㋺転換価額の修正

　　転換価額は、平成15年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

　　修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が952,400円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㋩に準じて調整される。

　㋩転換価額の調整

　　ⓐ第一種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額＝調整前転換価額 \times \frac{既発行の普通株式数＋\dfrac{新発行の普通株式数 \times 1株当りの払込金額}{時価}}{既発行の普通株式数＋新発行の普通株式数}$$

　　調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

　　ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

　　(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

　　　　株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ii)株式分割により普通株式を発行する場合

　　株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。

　　ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(iii)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式（以下「転換型株式」という）または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合

　　株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日（無償で新株予約権を発行する場合は発行の日）の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日（ただし、上記ⓐ(ii)ただし書きの場合には株主割当日）に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）とする。

　　ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当行の発行済普通株式数とする。

㊂転換により発行すべき普通株式数

　第一種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第一種優先株主が転換請求のために提出した第一種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、これを切り捨てる。

㊃転換により発行する株式の内容

　当行普通株式

㊄転換請求受付場所

　東京都千代田区丸の内一丁目4番4号

　住友信託銀行株式会社　証券代行部

㊅転換の効力発生

　転換の効力は、転換請求書および第一種優先株式の株券が上記㊄の転換請求受付場所に到着した日に発生する。

③一斉転換

㋑転換請求期間中に転換の請求がなされなかった第一種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第一種優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第一種優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って1株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

　　第一種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

3　第二種優先株式の主な内容は次のとおりであります。

（イ）優先配当金

　（a）当行は、利益配当を行うときは、第二種優先株式を有する株主（以下「第二種優先株主」という）または第二種優先株式の登録質権者（第二種優先株主および第二種優先株式の登録質権者を以下「第二種優先株主等」と総称する）に対し、普通株式を有する株主または普通株式の登録質権者（以下「普通株主等」と総称する）に先立ち、第二種優先株式１株につき28,500円の利益配当金（以下「優先配当金」という）を支払う。ただし、当該営業年度において下記（ロ）に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

　（b）ある営業年度において、第二種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

　（c）第二種優先株主等に対しては、優先配当金を超えて配当は行わない。

（ロ）優先中間配当金

　　当行は、中間配当を行うときは、第二種優先株主等に対し、普通株主等に先立ち、第二種優先株式１株につき28,500円を上限として中間配当金を支払う。

（ハ）残余財産の分配

　（a）当行は、残余財産を分配するときは、第二種優先株主等に対し、普通株主等に先立ち、第二種優先株式１株につき3,000,000円を支払う。

　（b）第二種優先株主等に対しては、上記（a）のほか、残余財産の分配は行わない。

（ニ）消却

　　当行は、いつでも第二種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

（ホ）議決権

　　第二種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

（ヘ）株式の併合または分割、新株引受権等

　（a）当行は、法令に定める場合を除き、第二種優先株式について株式の併合または分割は行わない。

　（b）当行は、第二種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。

（ト）普通株式への転換

　　第二種優先株主は、以下に定めるところにより第二種優先株式の普通株式への転換を請求することができる。

　①転換請求期間

　　平成17年８月１日から平成21年２月26日まで。

　　ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

　②転換の条件

　　㋑転換価額

　　　転換価額は952,400円とする。

㊀転換価額の修正

転換価額は、平成18年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が952,400円(以下「下限転換価額」という。ただし、下記㊉により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㊉により転換価額を調整すべき事由が生じた場合には、修正後転換価額は㊉に準じて調整される。

㊉転換価額の調整

ⓐ第二種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$\text{調整後転換価額}=\text{調整前転換価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times\text{1株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。

(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。

(ⅱ)株式分割により普通株式を発行する場合
株式の分割のための株主割当日の翌日を、調整後転換価額の適用開始日とする。
ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。

(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合
株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換または新株予約権行使の結果発行された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。
ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記ⓐに準じて調整される。

ⓓ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

ⓔ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当行の発行済普通株式数とする。

㊀転換により発行すべき普通株式数

第二種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$転換により発行すべき普通株式数 = \frac{第二種優先株主が転換請求のために提出した第二種優先株式の発行価額総額}{転換価額}$$

発行すべき普通株式数の算出に当って１株未満の端数が生じたときは、これを切り捨てる。

㊄転換により発行する株式の内容

当行普通株式

㊅転換請求受付場所

東京都千代田区丸の内一丁目４番４号

住友信託銀行株式会社　証券代行部

㊆転換の効力発生

転換の効力は、転換請求書および第二種優先株式の株券が上記㊅の転換請求受付場所に到着した日に発生する。

③一斉転換

㋑転換請求期間中に転換の請求がなされなかった第二種優先株式は、同期間の末日の翌日（以下「一斉転換日」という）をもって、第二種優先株式１株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第二種優先株式１株の払込金相当額を500,000円で除して得られる数の普通株式となる。

㋺上記㋑の普通株式数の算出に当って１株に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

④優先株式の転換と配当

第二種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から12月31日までになされたときは４月１日に、翌年１月１日から同年３月31日までになされたときは同年１月１日に、それぞれ転換があったものとみなしてこれを支払う。

4　第三種優先株式の主な内容は次のとおりであります。

（イ）優先配当金

（a）当行は、利益配当を行うときは、第三種優先株式を有する株主（以下「第三種優先株主」という）または第三種優先株式の登録質権者（第三種優先株主および第三種優先株式の登録質権者を以下「第三種優先株主等」と総称する）に対し、普通株式を有する株主または普通株式の登録質権者（以下「普通株主等」と総称する）に先立ち、第三種優先株式１株につき13,700円の利益配当金（以下「優先配当金」という）を支払う。ただし、当該営業年度において下記（ロ）に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。

（b）ある営業年度において、第三種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

（c）第三種優先株主等に対しては、優先配当金額を超えて配当は行わない。

（ロ）優先中間配当金

当行は、中間配当を行うときは、第三種優先株主等に対し、普通株主等に先立ち、第三種優先株式１株につき13,700円を上限として中間配当金を支払う。

（ハ）残余財産の分配

（a）当行は、残余財産を分配するときは、第三種優先株主等に対し、普通株主等に先立ち、第三種優先株式１株につき1,000,000円を支払う。

（b）第三種優先株主等に対しては、上記（a）のほか、残余財産の分配は行わない。

（ニ）消却

当行は、いつでも第三種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

（ホ）議決権

第三種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、新株引受権等
　(a) 当行は、法令に定める場合を除き、第三種優先株式について株式の併合または分割は行わない。
　(b) 当行は、第三種優先株主に対し、新株の引受権、新株予約権または新株予約権付社債の引受権を与えない。
(ト)普通株式への転換
　第三種優先株主は、以下に定めるところにより第三種優先株式の普通株式への転換を請求することができる。
①転換請求期間
　発行日から平成21年9月30日まで。
　ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。
②転換の条件
　㋑転換価額
　　転換価額は830,900円とする。
　㋺転換価額の修正
　　転換価額は、平成15年10月1日以降平成18年10月1日までの毎年10月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。
　　修正後転換価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後転換価額が251,100円(以下「下限転換価額」という。ただし、下記㋩により調整される)を下回る場合には、下限転換価額をもって修正後転換価額とする。
　㋩転換価額の調整
　　ⓐ第三種優先株式発行後、次の(ⅰ)から(ⅲ)までのいずれかに該当する場合には、転換価額は、下記の算式(以下「転換価額調整式」という)により調整される。

$$調整後転換価額＝調整前転換価額×\frac{既発行の普通株式数＋\dfrac{新発行の普通株式数×1株当りの払込金額}{時価}}{既発行の普通株式数＋新発行の普通株式数}$$

　　調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。
　　ただし、転換価額調整式により算出される調整後転換価額が100,000円を下回る場合には、100,000円を調整後転換価額とする。
　　(ⅰ)転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合
　　　　株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日の翌日を、調整後転換価額の適用開始日とする。
　　(ⅱ)株式分割により普通株式を発行する場合
　　　　株式の分割のための株主割当日の翌日を調整後転換価額の適用開始日とする。
　　　　ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割の割当日が配当可能利益の資本組入を決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後転換価額の適用開始日とする。
　　(ⅲ)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる株式(以下「転換型株式」という)または転換価額調整式で使用する時価を下回る価額の払込をもって普通株式の発行を請求できる新株予約権または新株予約権付社債を発行する場合
　　　　株主に引受権を付与するときはその割当日の翌日を、それ以外のときは払込期日(無償で新株予約権を発行する場合は発行の日)の翌日を、調整後転換価額の適用開始日とする。この場合、調整後転換価額の適用開始日の前日に、発行される転換型株式の全額が普通株式に転換されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該発行される転換型株式の転換価額または新株予約権の行使に際しての払込金額がその払込期日(無償で新株予約権を発行する場合は発行の日)または割当日において確定しない場合には、転換または新株予約権の行使のされ得る最初の日を調整後転換価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式に転換、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記㊀に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に転換
価額を調整すべき事由が生じた場合には、上記㊀により修正された修正後転換価額を調整前転換
価額として調整後転換価額を算出し、当該修正前転換価額については調整を行わないものとする。
ⓒ合併、資本の減少または普通株式の併合等により転換価額の調整を必要とする場合には、取締役
会が適当と判断する価額に調整される。
ⓓ転換価額調整式で使用する時価は、調整後転換価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書
きの場合には株主割当日)に先立つ45取引日目に始まる30取引日の東京証券取引所における完全
親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気
配表示を含む)の平均値(終値のない日数を除く)とする。
ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。
ⓔ転換価額調整式で使用する調整前転換価額は、調整後転換価額の適用開始日の前日において有効
な転換価額とする。
ⓕ転換価額調整式で使用する既発行の普通株式数は、株主割当日がある場合はその日、株主割当日
がない場合は調整後転換価額の適用開始日の1ヵ月前の日における当行の発行済普通株式数とす
る。
ⓖ転換価額調整式で使用する1株当りの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭
以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)
の場合には当該転換価額または新株予約権の発行価額及び行使に際しての払込金額の合計額を
それぞれいうものとする。
㊂下限転換価額の調整
上記㊁により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転
換価額」を「下限転換価額」に置き換えたうえで適用して同様の調整を行い、上記㊁ⓒにより転換
価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。
ただし、上記㊁ⓑに定める場合には、調整後転換価額は当該修正日以降これを適用するものとする。
㊄転換により発行すべき普通株式数
第三種優先株式の転換により発行すべき当行の普通株式数は、次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{第三種優先株主が転換請求のために提出した第三種優先株式の発行価額総額}}{\text{転換価額}}$$

発行すべき普通株式数の算出に当って1株未満の端数が生じたときは、これを切り捨てる。
㊅転換により発行する株式の内容
当行普通株式
㊆転換請求受付場所
東京都千代田区丸の内一丁目4番4号
住友信託銀行株式会社　証券代行部
㊇転換の効力発生
転換の効力は、転換請求書および第三種優先株式の株券が上記㊆の転換請求受付場所に到着した日
に発生する。
③一斉転換
㋑転換請求期間中に転換の請求がなされなかった第三種優先株式は、同期間の末日の翌日(以下「一
斉転換日」という)をもって、第三種優先株式1株の払込金相当額を一斉転換日に先立つ45取引日
目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャル
グループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で
除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五
入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式1株の払込金相当額を
258,330円で除して得られる数の普通株式となる。
㋺上記㋑の普通株式数の算出に当って1株に満たない端数が生じたときは、商法に定める株式併合の
場合に準じてこれを取り扱う。
④優先株式の転換と配当
第三種優先株式の転換により発行された普通株式に対する最初の利益配当金または中間配当金は、転
換の請求または一斉転換が4月1日から12月31日までになされたときは4月1日に、翌年1月1日
から同年3月31日までになされたときは同年1月1日に、それぞれ転換があったものとみなしてこれを
支払う。

5　第1回第六種優先株式の主な内容は次のとおりであります。
　(イ)優先配当金
　　　(a)　当行は、利益配当を行うときは、第1回第六種優先株式を有する株主(以下「第1回第六種優先株主」という)または第1回第六種優先株式の登録質権者(第1回第六種優先株主および第1回第六種優先株式の登録質権者を以下「第1回第六種優先株主等」と総称する)に対し、普通株式を有する株主または普通株式の登録質権者(以下「普通株主等」と総称する)に先立ち、第1回第六種優先株式1株につき88,500円の利益配当金(以下「優先配当金」という)を支払う。ただし、当該営業年度において下記(ロ)に定める中間配当金を支払ったときは、優先配当金から当該中間配当金の額を控除した額を支払う。
　　　(b)　ある営業年度において、第1回第六種優先株主等に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。
　　　(c)　第1回第六種優先株主等に対しては、優先配当金を超えて配当は行わない。
　(ロ)優先中間配当金
　　　当行は、中間配当を行うときは、第1回第六種優先株主等に対し、普通株主等に先立ち、第1回第六種優先株式1株につき88,500円を上限として中間配当金を支払う。
　(ハ)残余財産の分配
　　　(a)　当行は、残余財産を分配するときは、第1回第六種優先株主等に対し、普通株主等に先立ち、第1回第六種優先株式1株につき3,000,000円を支払う。
　　　(b)　第1回第六種優先株主等に対しては、上記(a)のほか、残余財産の分配は行わない。
　(ニ)消却
　　　(a)　当行は、いつでも第1回第六種優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。
　　　(b)　当行は、第1回第六種優先株式発行後、平成23年3月31日以降はいつでも、第1回第六種優先株式1株につき3,000,000円で第1回第六種優先株式の一部又は全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。
　(ホ)議決権
　　　第1回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。
　(ヘ)株式の併合または分割、新株引受権等
　　　(a)　当行は、法令に定める場合を除き、第1回第六種優先株式について株式の併合または分割は行わない。
　　　(b)　当行は、第1回第六種優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

(2) 【新株予約権等の状況】

    該当ありません。

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成17年8月9日(注)	―	56,112,948	―	664,986,500	△344,900,000	665,033,781

(注) 商法第289条第2項及び銀行法第18条第2項の規定に基づく資本準備金の取り崩し

(4) 【大株主の状況】

    ① 普通株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	55,212,947	100.00
計	―	55,212,947	100.00

    ② 第一種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	35,000	100.00
計	―	35,000	100.00

    ③ 第二種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	100,000	100.00
計	―	100,000	100.00

    ④ 第三種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	695,000	100.00
計	―	695,000	100.00

    ⑤ 第1回第六種優先株式

（平成17年9月30日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目1番2号	70,001	100.00
計	―	70,001	100.00

(5) 【議決権の状況】

① 【発行済株式】

（平成17年９月30日現在）

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式 900,001	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 55,212,947	55,212,947	権利内容に何ら限定のない当行における標準となる株式
端株	―	―	(注)
発行済株式総数	56,112,948	―	―
総株主の議決権	―	55,212,947	―

（注） 「１株に満たない端数を端株として端株原簿に記載または記録しない。」旨定款に定めております。

② 【自己株式等】

該当ありません。

2 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

(1) 普通株式

当株式は証券取引所に上場されておりません。

(2) 優先株式

各種優先株式は、いずれも証券取引所に上場されておりません。

3 【役員の状況】

(1) 新任役員

該当ありません。

(2) 退任役員

該当ありません。

(3) 役職の異動

該当ありません。

(注) 執行役員の状況

該当ありません。

第5 【経理の状況】

1　当行の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

　　なお、前中間連結会計期間（自平成16年4月1日　至平成16年9月30日）は「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年1月30日内閣府令第5号）附則第3項のただし書きにより、改正前の中間連結財務諸表規則及び銀行法施行規則に基づき作成し、当中間連結会計期間（自平成17年4月1日　至平成17年9月30日）は改正後の中間連結財務諸表規則及び銀行法施行規則に基づき作成しております。

2　当行の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」（昭和57年大蔵省令第10号）に準拠しております。

　　なお、前中間会計期間（自平成16年4月1日　至平成16年9月30日）は「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年1月30日内閣府令第5号）附則第3項のただし書きにより、改正前の中間財務諸表等規則及び銀行法施行規則に基づき作成し、当中間会計期間（自平成17年4月1日　至平成17年9月30日）は改正後の中間財務諸表等規則及び銀行法施行規則に基づき作成しております。

3　中間連結財務諸表及び中間財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

4　前中間連結会計期間及び当中間連結会計期間の中間連結財務諸表並びに前中間会計期間及び当中間会計期間の中間財務諸表は、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間 (平成16年9月30日現在) 金額(百万円)	構成比 (%)	当中間連結会計期間 (平成17年9月30日現在) 金額(百万円)	構成比 (%)	前連結会計年度 連結貸借対照表 (平成17年3月31日現在) 金額(百万円)	構成比 (%)
(資産の部)							
現金預け金	※8	5,840,475	5.92	5,070,282	5.08	4,985,564	5.11
コールローン及び買入手形		406,571	0.41	789,440	0.79	1,004,512	1.03
買現先勘定		125,306	0.13	138,675	0.14	124,856	0.13
債券貸借取引支払保証金		1,621,384	1.65	2,165,749	2.17	568,340	0.58
買入金銭債権		521,954	0.53	612,330	0.61	606,032	0.62
特定取引資産	※8	3,274,740	3.32	3,629,453	3.64	3,769,073	3.87
金銭の信託		3,783	0.00	811	0.00	3,832	0.00
有価証券	※1,2,8	23,874,420	24.20	23,350,854	23.39	24,018,612	24.64
貸出金	※3,4,5,6,7,8,9	55,499,138	56.27	56,350,339	56.44	55,148,929	56.58
外国為替	※7	964,066	0.98	892,413	0.89	895,586	0.92
その他資産	※8,10	1,702,800	1.73	1,990,403	1.99	1,801,341	1.85
動産不動産	※8,11,12,13	862,778	0.87	726,944	0.73	753,295	0.77
リース資産	※12	24,215	0.02	26,895	0.03	26,736	0.03
繰延税金資産		1,685,643	1.71	1,371,247	1.37	1,550,213	1.59
再評価に係る繰延税金資産	※11	75	0.00	—	—	—	—
支払承諾見返		3,408,498	3.46	3,728,747	3.73	3,461,263	3.55
貸倒引当金		△1,183,025	△1.20	△1,003,154	△1.00	△1,239,882	△1.27
資産の部合計		98,632,829	100.00	99,841,434	100.00	97,478,308	100.00

区分	注記番号	前中間連結会計期間 (平成16年9月30日現在)		当中間連結会計期間 (平成17年9月30日現在)		前連結会計年度 連結貸借対照表 (平成17年3月31日現在)	
		金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)							
預金	※8	67,648,744	68.59	69,274,316	69.38	68,508,871	70.28
譲渡性預金		3,076,333	3.12	2,579,775	2.58	2,760,770	2.83
コールマネー及び売渡手形	※8	4,823,293	4.89	6,137,278	6.15	4,971,462	5.10
売現先勘定	※8	720,461	0.73	508,598	0.51	405,671	0.42
債券貸借取引受入担保金	※8	4,602,167	4.66	3,651,048	3.66	3,868,001	3.97
コマーシャル・ペーパー		—	—	—	—	4,500	0.01
特定取引負債	※8	1,780,073	1.80	1,788,009	1.79	2,110,473	2.17
借用金	※8,14	1,095,555	1.11	951,477	0.95	1,016,438	1.04
外国為替		533,545	0.54	433,654	0.44	478,482	0.49
短期社債		—	—	4,000	0.00	—	—
社債	※15	4,350,755	4.41	4,193,812	4.20	4,196,483	4.31
信託勘定借		42,202	0.04	42,260	0.04	50,457	0.05
その他負債	※8	2,679,135	2.72	2,281,784	2.29	1,798,047	1.84
賞与引当金		16,292	0.02	17,129	0.02	17,879	0.02
退職給付引当金		20,632	0.02	23,707	0.02	23,235	0.02
日本国際博覧会出展引当金		172	0.00	284	0.00	231	0.00
特別法上の引当金		1,093	0.00	1,092	0.00	1,093	0.00
繰延税金負債		45,694	0.05	47,350	0.05	45,086	0.05
再評価に係る繰延税金負債	※11	58,100	0.06	50,466	0.05	90,994	0.09
支払承諾	※8	3,408,498	3.46	3,728,747	3.74	3,461,263	3.55
負債の部合計		94,902,754	96.22	95,714,794	95.87	93,809,446	96.24
(少数株主持分)							
少数株主持分		1,034,324	1.05	1,045,997	1.05	1,034,950	1.06
(資本の部)							
資本金		559,985	0.57	664,986	0.67	664,986	0.68
資本剰余金		1,498,511	1.52	1,603,512	1.61	1,603,512	1.64
利益剰余金		349,470	0.35	324,463	0.32	△6,281	△0.01
土地再評価差額金	※11	99,378	0.10	37,763	0.04	57,772	0.06
その他有価証券評価差額金		263,182	0.27	514,042	0.51	394,973	0.41
為替換算調整勘定		△74,777	△0.08	△64,127	△0.07	△81,050	△0.08
資本の部合計		2,695,749	2.73	3,080,642	3.08	2,633,912	2.70
負債、少数株主持分及び資本の部合計		98,632,829	100.00	99,841,434	100.00	97,478,308	100.00

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日） 金額（百万円）	百分比（%）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日） 金額（百万円）	百分比（%）	前連結会計年度 要約連結損益計算書 （自　平成16年4月1日 　至　平成17年3月31日） 金額（百万円）	百分比（%）
経常収益		1,352,597	100.00	1,305,043	100.00	2,691,357	100.00
資金運用収益		737,568		754,694		1,490,519	
（うち貸出金利息）		(550,718)		(572,617)		(1,113,294)	
（うち有価証券利息配当金）		(122,584)		(121,530)		(256,520)	
信託報酬		729		4,284		2,609	
役務取引等収益		240,867		280,560		511,824	
特定取引収益		30,927		12,448		144,587	
その他業務収益		194,909		201,389		312,852	
その他経常収益	※1	147,595		51,665		228,963	
経常費用		1,271,126	93.98	882,115	67.59	2,791,110	103.71
資金調達費用		149,986		210,555		337,855	
（うち預金利息）		(52,921)		(114,283)		(131,591)	
役務取引等費用		53,062		55,520		92,669	
特定取引費用		605		189		199	
その他業務費用		59,846		50,890		172,751	
営業経費	※2	384,191		378,447		769,239	
その他経常費用	※3	623,435		186,512		1,418,395	
経常利益（△は経常損失）		81,471	6.02	422,928	32.41	△99,752	△3.71
特別利益	※4	2,457	0.18	3,362	0.25	7,844	0.29
特別損失	※5,6	18,779	1.38	12,014	0.92	84,787	3.15
税金等調整前中間純利益 （△は税金等調整前当期純損失）		65,150	4.82	414,276	31.74	△176,695	△6.57
法人税、住民税及び事業税		7,801	0.58	19,039	1.46	16,331	0.61
還付法人税等		7,775	0.57	—	—	8,539	0.32
法人税等調整額		3,336	0.25	57,732	4.42	45,261	1.68
少数株主利益		30,407	2.25	26,732	2.05	49,246	1.83
中間純利益（△は当期純損失）		31,379	2.31	310,772	23.81	△278,995	△10.37

③ 【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日） 金額（百万円）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日） 金額（百万円）	前連結会計年度 連結剰余金計算書 （自　平成16年4月1日 至　平成17年3月31日） 金額（百万円）
（資本剰余金の部）				
資本剰余金期首残高		1,298,511	1,603,512	1,298,511
資本剰余金増加高		200,000	―	305,001
増資による新株の発行		―	―	105,001
株式交換に伴う増加高		200,000	―	200,000
資本剰余金中間期末（期末）残高		1,498,511	1,603,512	1,603,512
（利益剰余金の部）				
利益剰余金期首残高		519,354	△6,281	519,354
利益剰余金増加高		33,109	330,779	3,817
中間純利益		31,379	310,772	―
持分法適用会社の減少に伴う増加高		1,730	―	1,730
土地再評価差額金の取崩に伴う増加高		―	20,007	2,087
利益剰余金減少高		202,993	33	529,453
当期純損失		―	―	278,995
配当金		200,008	33	250,457
土地再評価差額金の取崩に伴う減少高		2,984	―	―
利益剰余金中間期末（期末）残高		349,470	324,463	△6,281

④ 【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額(百万円)	当中間連結会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額(百万円)	前連結会計年度 連結キャッシュ・フロー計算書 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)
I 営業活動による キャッシュ・フロー				
税金等調整前中間 純利益 (△は税金等調整前 当期純損失)		65,150	414,276	△176,695
動産不動産等 減価償却費		32,084	30,925	64,154
リース資産減価償却費		3,759	4,037	7,650
減損損失		—	9,926	—
連結調整勘定償却額		117	986	1,700
持分法による 投資損益(△)		△490	△696	△3,267
貸倒引当金の増加額		△192,836	△238,539	△127,218
賞与引当金の増加額		△37	△809	1,634
退職給付引当金の 増加額		130,584	472	133,186
日本国際博覧会出展 引当金の増加額		55	53	114
資金運用収益		△737,568	△754,694	△1,490,519
資金調達費用		149,986	210,555	337,855
有価証券関係損益(△)		△74,207	△62,280	104,430
金銭の信託の 運用損益(△)		—	△13	△0
為替差損益(△)		△172,615	△62,310	△105,518
動産不動産処分 損益(△)		7,869	△1,164	63,108
リース資産処分 損益(△)		69	28	15
特定取引資産の 純増(△)減		37,897	161,832	△468,577
特定取引負債の 純増減(△)		△98,289	△345,912	246,434
貸出金の純増(△)減		△49,309	△1,119,928	165,383
預金の純増減(△)		2,214,003	686,301	3,111,151
譲渡性預金の 純増減(△)		△508,870	△184,412	△826,692
借用金 (劣後特約付借入金 を除く)の純増減(△)		△124,177	△22,744	△170,730
有利息預け金の 純増(△)減		△683,243	57,380	△247,548
コールローン等の 純増(△)減		△59,346	200,494	△742,518
債券貸借取引支払 保証金の純増(△)減		△612,055	△1,597,409	440,987
コールマネー等の 純増減(△)		△1,845,325	1,262,966	△2,013,905
コマーシャル・ ペーパーの純増減(△)		△3,000	△4,500	1,500
債券貸借取引受入 担保金の純増減(△)		△1,344,179	△216,953	△2,078,345

区分	注記番号	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日） 金額（百万円）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日） 金額（百万円）	前連結会計年度 連結キャッシュ・フロー計算書 （自　平成16年4月1日 至　平成17年3月31日） 金額（百万円）
外国為替（資産）の純増（△）減		△219,887	6,635	△151,254
外国為替（負債）の純増減（△）		△39,119	△45,233	△94,405
短期社債（負債）の純増減（△）		―	4,000	―
普通社債の発行・償還による純増減（△）		289,641	△262,080	127,105
信託勘定借の純増減（△）		6,169	△8,196	14,424
資金運用による収入		782,575	788,780	1,522,772
資金調達による支出		△151,526	△202,962	△323,118
取引約定未払金の純増減（△）		―	―	△1,020,879
その他		△248,678	239,270	△172,334
小計		△3,444,802	△1,051,918	△3,869,918
法人税等の支払額		3,546	△13,049	△8,790
営業活動によるキャッシュ・フロー		△3,441,256	△1,064,967	△3,878,709
Ⅱ　投資活動によるキャッシュ・フロー				
有価証券の取得による支出		△21,280,510	△29,771,202	△46,300,708
有価証券の売却による収入		16,678,483	24,072,115	36,119,599
有価証券の償還による収入		7,673,115	6,696,222	13,115,042
金銭の信託の増加による支出		―	△750	―
金銭の信託の減少による収入		0	3,789	0
動産不動産の取得による支出		△17,971	△8,778	△46,016
動産不動産の売却による収入		26,974	10,660	91,201
リース資産の取得による支出		△4,147	△4,243	△11,072
リース資産の売却による収入		1,163	345	1,380
子会社株式の一部売却による収入		―	4,937	―
連結範囲の変更を伴う子会社株式の取得による支出		△2,970	―	△2,970
投資活動によるキャッシュ・フロー		3,074,137	1,003,095	2,966,457
Ⅲ　財務活動によるキャッシュ・フロー				
劣後特約付借入による収入		20,000	33,000	36,000
劣後特約付借入金の返済による支出		△22,240	△82,343	△72,212
劣後特約付社債・新株予約権付社債の発行による収入		237,275	408,038	440,237
劣後特約付社債・新株予約権付社債の償還による支出		△48,000	△162,800	△234,983

区分	注記番号	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日） 金額（百万円）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日） 金額（百万円）	前連結会計年度 連結キャッシュ・フロー計算書 （自　平成16年4月1日 至　平成17年3月31日） 金額（百万円）
株式等の発行による収入		―	―	210,003
連結子会社の株式の発行等による収入		200,000	―	200,000
配当金支払額		△200,034	△49	△250,500
少数株主からの払込みによる収入		―	25	21,024
少数株主への配当金支払額		△26,412	△27,256	△39,708
財務活動によるキャッシュ・フロー		160,587	168,613	309,860
Ⅳ　現金及び現金同等物に係る換算差額		714	1,793	△379
Ⅴ　現金及び現金同等物の増加額（△は現金及び現金同等物の減少額）		△205,817	108,535	△602,770
Ⅵ　現金及び現金同等物の期首残高		3,525,056	2,926,227	3,525,056
Ⅶ　連結子会社の合併に伴う現金及び現金同等物の増加額		3,941	―	3,941
Ⅷ　現金及び現金同等物の中間期末（期末）残高	※1	3,323,180	3,034,762	2,926,227

中間連結財務諸表作成のための基本となる重要な事項

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
1．連結の範囲に関する事項	(1) 連結子会社　　　　120社 主要な会社名 　株式会社みなと銀行 　株式会社関西アーバン銀行 　Sumitomo Mitsui Banking Corporation Europe Limited 　Manufacturers Bank 　SMBCキャピタル株式会社 　SMBCファイナンスサービス株式会社 　SMBCフレンド証券株式会社 　SMBC Capital Markets,Inc. 　なお、SMBCファイナンスビジネス・プランニング株式会社他6社は新規設立等により、当中間連結会計期間から連結子会社としております。 　旧株式会社みなとカードは合併により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　　　　120社 主要な会社名 　株式会社みなと銀行 　株式会社関西アーバン銀行 　Sumitomo Mitsui Banking Corporation Europe Limited 　Manufacturers Bank 　SMBCキャピタル株式会社 　SMBCファイナンスサービス株式会社 　SMBCフレンド証券株式会社 　SMBC Capital Markets,Inc. 　NSキャピタル株式会社他2社は新規設立により、当中間連結会計期間から連結子会社としております。 　また、わかしおオフィスサービス株式会社他3社は清算等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　　　　121社 　主要な連結子会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 　なお、SMBCファイナンスビジネス・プランニング株式会社他10社は新規設立等により、当連結会計年度より連結子会社としております。 　アットローン株式会社はプロミス株式会社の子会社となったため、当連結会計年度より連結子会社から除外し、持分法適用の関連会社としております。 　旧株式会社みなとカード他2社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 　SBCS Co.,Ltd. 　非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
2　持分法の適用に関する事項	(1) 持分法適用の非連結子会社 　　　　　　　　　　　4社 主要な会社名 　SBCS Co., Ltd.	(1) 持分法適用の非連結子会社 　　　　　　　　　　　3社 主要な会社名 　SBCS Co., Ltd. 　SBL Holdings Limitedは清算により子会社でなくなったため、当中間連結会計期間より持分法適用の非連結子会社から除外しております。	(1) 持分法適用の非連結子会社 　　　　　　　　　　　4社 主要な会社名 　SBCS Co.,Ltd.
	(2) 持分法適用の関連会社 　　　　　　　　　　　15社 主要な会社名 　プロミス株式会社 　三井住友アセットマネジメント株式会社 　株式会社クオーク 　なお、プロミス株式会社他4社は株式取得により、当中間連結会計期間から持分法適用の関連会社としております。 　また、ソニー銀行株式会社は議決権の所有割合の低下により、関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。	(2) 持分法適用の関連会社 　　　　　　　　　　　23社 主要な会社名 　プロミス株式会社 　エヌ・アイ・エフベンチャーズ株式会社 　三井住友アセットマネジメント株式会社 　株式会社クオーク 　エヌ・アイ・エフベンチャーズ株式会社他7社は株式取得により、当中間連結会計期間より持分法適用の関連会社としております。 　また、P.T.Perjahl Leasing Indonesiaは株式売却により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。	(2) 持分法適用の関連会社 　　　　　　　　　　　16社 　主要な持分法適用の関連会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 　なお、プロミス株式会社他5社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。 　また、ソニー銀行株式会社は議決権の所有割合の低下により、関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。
	(3) 持分法非適用の非連結子会社 主要な会社名 　エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 　Sumitomo Mitsui Asset Management (New York) Inc.	(3) 持分法非適用の非連結子会社 主要な会社名 　エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 　Sumitomo Mitsui Asset Management (New York) Inc.	(3) 持分法非適用の非連結子会社 主要な会社名 　エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 　Sumitomo Mitsui Asset Management (New York) Inc.
	持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
3　連結子会社の（中間）決算日等に関する事項	(1) 連結子会社の中間決算日は次のとおりであります。 　3月末日　　　　　5社 　4月末日　　　　　1社 　6月末日　　　　51社 　7月末日　　　　　1社 　9月末日　　　　62社 (2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の中間決算日は次のとおりであります。 　3月末日　　　　　5社 　4月末日　　　　　1社 　6月末日　　　　53社 　7月末日　　　　　1社 　9月末日　　　　60社 (2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。 　なお、平成17年7月に設立された6月末日を中間決算日とする連結子会社については、9月末日現在で実施した仮決算に基づく財務諸表により連結しております。 　中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の決算日は次のとおりであります。 　9月末日　　　　　5社 　10月末日　　　　　1社 　12月末日　　　　52社 　1月末日　　　　　1社 　3月末日　　　　62社 (2) 9月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 　連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
4　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ②　金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 同左	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 　なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 同左
	(3) デリバティブ取引の評価基準及び評価方法 　デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。 　なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ①　動産不動産及びリース資産 　当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。 　建物　　　7年〜50年 　動産　　　2年〜20年 　連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 　自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として5年）に基づく定額法により償却しております。	(4) 減価償却の方法 ①　動産不動産及びリース資産 同左 ②　ソフトウェア 同左	(4) 減価償却の方法 ①　動産不動産及びリース資産 　当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。 　建物　　　7年〜50年 　動産　　　2年〜20年 　連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 同左

	前中間連結会計期間 （自　平成16年４月１日 　至　平成16年９月30日）	当中間連結会計期間 （自　平成17年４月１日 　至　平成17年９月30日）	前連結会計年度 （自　平成16年４月１日 　至　平成17年３月31日）
	(5) 貸倒引当金の計上基準 　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、以下のなお書きに記載されている直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。	(5) 貸倒引当金の計上基準 　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。	(5) 貸倒引当金の計上基準 　当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が３カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,717,835百万円であります。	その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,326,042百万円であります。	その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,743,188百万円であります。
	(6)　賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。	(6)　賞与引当金の計上基準 同左	(6)　賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
	(7)　退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： 　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理 数理計算上の差異： 　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 　なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。	(7)　退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： 　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理 数理計算上の差異： 　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7)　退職給付引当金の計上基準 　退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： 　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理 数理計算上の差異： 　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 　なお、会計基準変更時差異については、主として5年による按分額を費用処理しております。 　また、平成17年3月16日付で「退職給付に係る会計基準」（企業会計審議会　平成10年6月16日）の一部が改正され、実際運用収益が期待運用収益を超過したこと等による数理計算上の差異の発生又は給付水準を引き下げたことによる過去勤務債務の発生により年金資産が企業年金制度に係る退職給付債務を超えることとなった場合の当該超過額（以下、「未認識年金資産」という。）を資産及び利益として認識することが認められました。そのため、当行は当連結

	前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
			会計年度から本改正会計基準を早期適用し、未認識年金資産を数理計算上の差異として処理しております。この早期適用に伴う損益への影響はありません。
	(8)　日本国際博覧会出展引当金の計上基準 　　2005年に愛知県において開催される「2005年日本国際博覧会」（愛知万博）への出展費用に関し、日本国際博覧会出展引当金を計上しております。 　　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	(8)　日本国際博覧会出展引当金の計上基準 　　「2005年日本国際博覧会」（愛知万博）への出展費用については、日本国際博覧会出展引当金を計上しております。 　　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	(8)　日本国際博覧会出展引当金の計上基準 同左

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
	(9) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 　　国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(9) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,074百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 　　同左	(9) 特別法上の引当金の計上基準 　　特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 　　同左
	(10) 外貨建資産・負債の換算基準 　　当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。 　　また、連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。	(10) 外貨建資産・負債の換算基準 　　同左	(10) 外貨建資産・負債の換算基準 　　当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 　　また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(11) リース取引の処理方法 　　当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(11) リース取引の処理方法 　　同左　　　　・	(11) リース取引の処理方法 　　同左
	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 　　主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ② 割賦販売取引の売上高及び売上原価の計上方法 　　主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 　　同左 ② 割賦販売取引の売上高及び売上原価の計上方法 　　同左	(12) リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 　　同左 ② 割賦販売取引の売上高及び売上原価の計上方法 　　同左

	前中間連結会計期間 （自 平成16年4月1日 至 平成16年9月30日）	当中間連結会計期間 （自 平成17年4月1日 至 平成17年9月30日）	前連結会計年度 （自 平成16年4月1日 至 平成17年3月31日）
	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。 ・為替変動リスク・ヘッジ 　当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は146,070百万円、繰延ヘッジ利益の総額は119,788百万円であります。 ・為替変動リスク・ヘッジ 同左	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は197,872百万円、繰延ヘッジ利益の総額は167,948百万円であります。 ・為替変動リスク・ヘッジ 同左

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
	会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。 　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	・連結会社間取引等 同左	・連結会社間取引等 同左

	前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
	(14) 消費税等の会計処理 　　当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(14) 消費税等の会計処理 同左	(14) 消費税等の会計処理 同左
	(15) 税効果会計に関する事項 　　中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。	(15) 税効果会計に関する事項 同左	────
5　（中間）連結キャッシュ・フロー計算書における資金の範囲	中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
────	固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当中間連結会計期間から適用しております。これにより税金等調整前中間純利益は9,343百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。	────

追加情報

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当行及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間連結会計期間から中間連結損益計算書中の「営業経費」に含めて表示しております。	――――――	外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当行及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当連結会計年度から連結損益計算書中の「営業経費」に含めて表示しております。

注記事項

(中間連結貸借対照表関係)

前中間連結会計期間 (平成16年9月30日現在)	当中間連結会計期間 (平成17年9月30日現在)	前連結会計年度 (平成17年3月31日現在)
※1 有価証券には、非連結子会社及び関連会社の株式162,089百万円及び出資金1,161百万円を含んでおります。	※1 有価証券には、非連結子会社及び関連会社の株式213,079百万円及び出資金1,125百万円を含んでおります。	※1 有価証券には、非連結子会社及び関連会社の株式189,029百万円及び出資金1,125百万円を含んでおります。
※2 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に16,294百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,579,675百万円、当中間連結会計期間末に当該処分をせずに所有しているものは167,303百万円であります。	※2 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に9,921百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,002,583百万円、当中間連結会計期間末に当該処分をせずに所有しているものは217,437百万円であります。	※2 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に8,774百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は467,647百万円、当連結会計年度末に当該処分をせずに所有しているものは192,791百万円であります。
※3 貸出金のうち、破綻先債権額は86,811百万円、延滞債権額は1,796,819百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利	※3 貸出金のうち、破綻先債権額は90,003百万円、延滞債権額は1,058,101百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※3 貸出金のうち、破綻先債権額は68,238百万円、延滞債権額は1,367,785百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

前中間連結会計期間 （平成16年9月30日現在）	当中間連結会計期間 （平成17年9月30日現在）	前連結会計年度 （平成17年3月31日現在）
息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。		
※4　貸出金のうち、3カ月以上延滞債権額は52,918百万円であります。 　　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は53,845百万円であります。 　　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※4　貸出金のうち、3カ月以上延滞債権額は29,441百万円であります。 　　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
※5　貸出金のうち、貸出条件緩和債権額は871,856百万円であります。 　　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は553,812百万円であります。 　　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。	※5　貸出金のうち、貸出条件緩和債権額は721,273百万円であります。 　　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,808,404百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,837百万円であります。 　　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,755,763百万円であります。 　　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。	※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,186,739百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、41百万円であります。 　　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。
※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,031,613百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は863,193百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は881百万円であります。	※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,552百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、11,576百万円であります。

前中間連結会計期間 （平成16年9月30日現在）	当中間連結会計期間 （平成17年9月30日現在）	前連結会計年度 （平成17年3月31日現在）
※8　担保に供している資産は次のとおりであります。	※8　担保に供している資産は次のとおりであります。	※8　担保に供している資産は次のとおりであります。

担保に供している資産

前中間連結会計期間	当中間連結会計期間	前連結会計年度
現金預け金　　　　90,583百万円	現金預け金　　　　85,183百万円	現金預け金　　　　75,769百万円
特定取引資産　　651,906百万円	特定取引資産　　326,547百万円	特定取引資産　　630,553百万円
有価証券　　7,457,751百万円	有価証券　　8,202,692百万円	有価証券　　6,492,047百万円
貸出金　　　1,465,657百万円	貸出金　　　1,707,149百万円	貸出金　　　1,524,286百万円
その他資産 （延払資産等）　　　1,030百万円	その他資産 （延払資産等）　　　1,206百万円	その他資産 （延払資産等）　　　1,080百万円

担保資産に対応する債務

前中間連結会計期間	当中間連結会計期間	前連結会計年度
預金　　　　　　10,528百万円	預金　　　　　　13,599百万円	預金　　　　　　12,745百万円
コールマネー 及び売渡手形　　3,655,999百万円	コールマネー 及び売渡手形　　5,279,499百万円	コールマネー 及び売渡手形　　3,976,469百万円
売現先勘定　　　715,530百万円	売現先勘定　　　498,622百万円	売現先勘定　　　393,895百万円
債券貸借取引 受入担保金　　4,460,991百万円	債券貸借取引 受入担保金　　3,443,828百万円	債券貸借取引 受入担保金　　3,283,601百万円
特定取引負債　　125,597百万円	特定取引負債　　190,640百万円	特定取引負債　　143,819百万円
借用金　　　　　3,893百万円	借用金　　　　　14,675百万円	借用金　　　　　7,566百万円
その他負債　　　14,617百万円	その他負債　　　20,808百万円	その他負債　　　14,072百万円
支払承諾　　　149,029百万円	支払承諾　　　151,927百万円	支払承諾　　　144,023百万円

前中間連結会計期間	当中間連結会計期間	前連結会計年度
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,227百万円、特定取引資産1,663百万円、有価証券6,959,898百万円及び貸出金581,956百万円を差し入れております。 　また、動産不動産のうち保証金権利金は104,588百万円、その他資産のうち先物取引差入証拠金は9,216百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,919百万円、特定取引資産495,451百万円及び有価証券4,104,898百万円を差し入れております。 　また、動産不動産のうち保証金権利金は92,826百万円、その他資産のうち先物取引差入証拠金は8,099百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,613百万円、特定取引資産126,821百万円、有価証券6,657,172百万円及び貸出金27,500百万円を差し入れております。 　また、動産不動産のうち保証金権利金は94,168百万円、その他資産のうち先物取引差入証拠金は9,582百万円であります。
※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、31,938,761百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが28,411,544百万円あります。	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,573,369百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,756,332百万円あります。	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,061,157百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,825,405百万円あります。

前中間連結会計期間 （平成16年9月30日現在）	当中間連結会計期間 （平成17年9月30日現在）	前連結会計年度 （平成17年3月31日現在）
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は569,833百万円、繰延ヘッジ利益の総額は457,099百万円であります。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は463,186百万円、繰延ヘッジ利益の総額は351,550百万円であります。	なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は523,829百万円、繰延ヘッジ利益の総額は429,357百万円であります。

前中間連結会計期間 （平成16年9月30日現在）	当中間連結会計期間 （平成17年9月30日現在）	前連結会計年度 （平成17年3月31日現在）
※11　当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行 　　　　平成10年3月31日及び 　　　　平成14年3月31日 　一部の連結子会社 　　　　平成11年3月31日、 　　　　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　当行 　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行 　　　　平成10年3月31日及び 　　　　平成14年3月31日 　一部の連結子会社 　　　　平成11年3月31日、 　　　　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　当行 　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※11　当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行 　　　　平成10年3月31日及び 　　　　平成14年3月31日 　一部の連結子会社 　　　　平成11年3月31日、 　　　　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　当行 　　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

前中間連結会計期間 （平成16年9月30日現在）	当中間連結会計期間 （平成17年9月30日現在）	前連結会計年度 （平成17年3月31日現在）
一部の連結子会社 　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	一部の連結子会社 　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。	一部の連結子会社 　土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 　同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より21,022百万円下回っております。
※12　動産不動産の減価償却累計額は526,880百万円、リース資産の減価償却累計額は28,660百万円であります。	※12　動産不動産の減価償却累計額は474,450百万円、リース資産の減価償却累計額は30,104百万円であります。 ※13　動産不動産の圧縮記帳額 　　　　　　　　66,094百万円 （当中間連結会計期間圧縮記帳額 　　　　　　　　　　一百万円）	※12　動産不動産の減価償却累計額は464,848百万円、リース資産の減価償却累計額は28,511百万円であります。
※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金771,570百万円が含まれております。 ※15　社債には、劣後特約付社債1,861,560百万円が含まれております。	※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金685,500百万円が含まれております。 ※15　社債には、劣後特約付社債2,125,016百万円が含まれております。	※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金734,097百万円が含まれております。 ※15　社債には、劣後特約付社債1,867,981百万円が含まれております。

(中間連結損益計算書関係)

前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
※1　その他経常収益には、株式等売却益66,061百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。	※1　その他経常収益には、株式等売却益44,319百万円を含んでおります。	※1　その他経常収益には、株式等売却益127,033百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。 ※2　営業経費には、研究開発費51百万円を含んでおります。
※3　その他経常費用には、貸倒引当金繰入額161,473百万円、貸出金償却380,678百万円及び延滞債権等を売却したことによる損失56,321百万円を含んでおります。	※3　その他経常費用には、貸倒引当金繰入額100,924百万円、貸出金償却32,218百万円及び延滞債権等を売却したことによる損失29,568百万円を含んでおります。	※3　その他経常費用には、貸倒引当金繰入額284,362百万円、貸出金償却736,951百万円、株式等償却223,789百万円及び延滞債権等を売却したことによる損失145,251百万円を含んでおります。
※4　特別利益は、動産不動産処分益2,109百万円及び償却債権取立益348百万円であります。	※4　特別利益には、店舗の統廃合等に伴う動産不動産処分益3,200百万円を含んでおります。	※4　特別利益には、動産不動産処分益3,952百万円及び子会社の増資に伴う持分変動利益3,120百万円を含んでおります。
※5　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,584百万円及び店舗の統廃合等に伴う動産不動産処分損9,978百万円を含んでおります。	※5　特別損失には、減損損失9,926百万円及び店舗の統廃合等に伴う動産不動産処分損2,035百万円を含んでおります。 ※6　当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※5　特別損失には、動産不動産処分損67,061百万円及び退職給付会計導入に伴う会計基準変更時差異の費用処理額17,168百万円を含んでおります。

地域	主な用途	種類	減損損失額 （百万円）
首都圏	遊休資産 41物件	土地、 建物等	4,388
近畿圏	営業用店舗 12ヵ店	土地、 建物等	3,985
	遊休資産 23物件		1,312
その他	遊休資産 13物件	土地、 建物等	240

当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
	当中間連結会計期間は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。 　回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は6％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。	

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
※1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成16年9月30日現在 現金預け金勘定　　　　5,840,475 有利息預け金　　　△2,517,294 現金及び 現金同等物　　　　　3,323,180	※1　現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成17年9月30日現在 現金預け金勘定　　　　5,070,282 有利息預け金　　　△2,035,519 現金及び 現金同等物　　　　　3,034,762	※1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成17年3月31日現在 現金預け金勘定　　　　4,985,564 有利息預け金　　　△2,059,337 現金及び 現金同等物　　　　　2,926,227

（リース取引関係）

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 　取得価額相当額 　　動産　　　　22,085百万円 　　その他　　　　901百万円 　　合計　　　　22,986百万円 　減価償却累計額相当額 　　動産　　　　13,867百万円 　　その他　　　　464百万円 　　合計　　　　14,332百万円 　中間連結会計期間末残高相当額 　　動産　　　　8,217百万円 　　その他　　　　436百万円 　　合計　　　　8,654百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　3,957百万円 　1年超　　　　5,185百万円 　合計　　　　9,142百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　2,430百万円 　減価償却費相当額 2,194百万円 　支払利息相当額　　191百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額 　取得価額相当額 　　動産　　　　14,358百万円 　　その他　　　　856百万円 　　合計　　　　15,215百万円 　減価償却累計額相当額 　　動産　　　　8,693百万円 　　その他　　　　400百万円 　　合計　　　　9,093百万円 　中間連結会計期間末残高相当額 　　動産　　　　5,664百万円 　　その他　　　　456百万円 　　合計　　　　6,121百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　2,525百万円 　1年超　　　　3,956百万円 　合計　　　　6,482百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　1,652百万円 　減価償却費相当額 1,481百万円 　支払利息相当額　　128百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 　取得価額相当額 　　動産　　　　16,802百万円 　　その他　　　　835百万円 　　合計　　　　17,637百万円 　減価償却累計額相当額 　　動産　　　　11,263百万円 　　その他　　　　392百万円 　　合計　　　　11,655百万円 　年度末残高相当額 　　動産　　　　5,539百万円 　　その他　　　　442百万円 　　合計　　　　5,982百万円 ・未経過リース料年度末残高相当額 　1年内　　　　2,963百万円 　1年超　　　　3,363百万円 　合計　　　　6,327百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　4,010百万円 　減価償却費相当額 3,654百万円 　支払利息相当額　　328百万円 ・減価償却費相当額の算定方法 　　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前中間連結会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 　至　平成17年3月31日）
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 　取得価額 　　動産　　　　40,463百万円 　　その他　　　2,254百万円 　　合計　　　42,718百万円 　減価償却累計額 　　動産　　　23,495百万円 　　その他　　　1,086百万円 　　合計　　　24,581百万円 　中間連結会計期間末残高 　　動産　　　16,968百万円 　　その他　　　1,168百万円 　　合計　　　18,136百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　6,294百万円 　1年超　　　12,796百万円 　合計　　　19,091百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　3,846百万円 　減価償却費　　3,281百万円 　受取利息相当額　452百万円 ・利息相当額の算定方法 　　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 　1年内　　　14,971百万円 　1年超　　　67,952百万円 　合計　　　82,924百万円 (2) 貸手側 ・未経過リース料 　1年内　　　　　30百万円 　1年超　　　　123百万円 　合計　　　　153百万円 　　なお、上記1、2に記載した貸手側の未経過リース料のうち2,936百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高 　取得価額 　　動産　　　　43,847百万円 　　その他　　　2,506百万円 　　合計　　　46,353百万円 　減価償却累計額 　　動産　　　25,387百万円 　　その他　　　1,246百万円 　　合計　　　26,634百万円 　中間連結会計期間末残高 　　動産　　　18,459百万円 　　その他　　　1,259百万円 　　合計　　　19,719百万円 ・未経過リース料中間連結会計期間末残高相当額 　1年内　　　　6,787百万円 　1年超　　　14,145百万円 　合計　　　20,932百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　4,113百万円 　減価償却費　　3,505百万円 　受取利息相当額　527百万円 ・利息相当額の算定方法 　　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各中間連結会計期間への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 　1年内　　　15,333百万円 　1年超　　　66,970百万円 　合計　　　82,304百万円 (2) 貸手側 ・未経過リース料 　1年内　　　　368百万円 　1年超　　　　802百万円 　合計　　　1,171百万円 　　なお、上記1、2に記載した貸手側の未経過リース料のうち3,079百万円を借用金等の担保に提供しております。	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 　取得価額 　　動産　　　　42,245百万円 　　その他　　　2,283百万円 　　合計　　　44,528百万円 　減価償却累計額 　　動産　　　24,131百万円 　　その他　　　1,078百万円 　　合計　　　25,210百万円 　年度末残高 　　動産　　　18,113百万円 　　その他　　　1,205百万円 　　合計　　　19,318百万円 ・未経過リース料年度末残高相当額 　1年内　　　　6,635百万円 　1年超　　　13,783百万円 　合計　　　20,419百万円 ・受取リース料、減価償却費及び受取利息相当額 　受取リース料　7,815百万円 　減価償却費　　6,632百万円 　受取利息相当額　978百万円 ・利息相当額の算定方法 　　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 　1年内　　　15,149百万円 　1年超　　　73,324百万円 　合計　　　88,474百万円 (2) 貸手側 ・未経過リース料 　1年内　　　　332百万円 　1年超　　　　776百万円 　合計　　　1,108百万円 　　なお、上記1、2に記載した貸手側の未経過リース料のうち3,176百万円を借用金等の担保に提供しております。

(有価証券関係)

※1 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び売掛債権等の信託受益権も含めて記載しております。

※2 「子会社株式及び関連会社株式で時価のあるもの」については、中間財務諸表における注記事項として記載しております。

Ⅰ 当中間連結会計期間

1 売買目的有価証券(平成17年9月30日現在)

	中間連結貸借対照表計上額(百万円)	当中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,589,914	△1,296

2 満期保有目的の債券で時価のあるもの(平成17年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	—	1,148
社債	69,747	68,907	△840	—	840
その他	27,678	28,120	441	441	—
合計	815,806	808,394	△7,411	1,390	8,802

(注) 1 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3 その他有価証券で時価のあるもの(平成17年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,874,742	2,845,966	971,224	1,007,769	36,545
債券	12,400,547	12,317,414	△83,132	4,822	87,955
国債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合計	18,154,232	19,030,379	876,146	1,046,595	170,448

(注) 1 評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円(費用)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円(費用)であります。
2 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は142百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

　　　　破綻先、実質破綻先、破綻懸念先　　　　時価が取得原価に比べて下落
　　　　要注意先　　　　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　正常先　　　　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落

　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当中間連結会計期間中に売却した満期保有目的の債券
　　該当ありません。

5　当中間連結会計期間中に売却したその他有価証券（自　平成17年４月１日　至　平成17年９月30日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	24,072,115	86,571	13,986

6　時価のない有価証券の主な内容及び中間連結貸借対照表計上額（平成17年９月30日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	233
その他	5,271
その他有価証券	
非上場株式（店頭売買株式を除く）	469,448
非上場債券	2,264,800
非上場外国証券	424,029
その他	255,131

7　保有目的を変更した有価証券
　　該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成17年９月30日現在）

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	450,737	2,087,783	565,488	802,079
合計	2,789,216	9,445,435	3,183,649	3,858,132

Ⅱ 前中間連結会計期間

1 売買目的有価証券(平成16年9月30日現在)

	中間連結貸借対照表計上額(百万円)	前中間連結会計期間の損益に含まれた評価差額(百万円)
売買目的有価証券	1,209,190	△2,548

2 満期保有目的の債券で時価のあるもの(平成16年9月30日現在)

	中間連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	508,400	502,551	△5,848	1,684	7,533
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	35,180	35,739	558	681	122
合計	543,580	538,290	△5,289	2,365	7,655

(注) 1 時価は、前中間連結会計期間末日における市場価格等に基づいております。
　　　 2 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3 その他有価証券で時価のあるもの(平成16年9月30日現在)

	取得原価(百万円)	中間連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	2,007,782	2,579,500	571,717	624,371	52,653
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,080,116	4,040,625	△39,491	8,903	48,395
合計	19,832,818	20,306,925	474,107	651,684	177,576

(注) 1 評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。
   2 中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
   3 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
   4 その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。前中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

   破綻先、実質破綻先、破綻懸念先　　　時価が取得原価に比べて下落
   要注意先　　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
   正常先　　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落

   なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4 当該中間連結会計期間中に売却した満期保有目的の債券
   該当ありません。

5 当該中間連結会計期間中に売却したその他有価証券（自　平成16年4月1日　至　平成16年9月30日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	16,678,294	118,074	27,536

6 時価のない有価証券の主な内容及び中間連結貸借対照表計上額（平成16年9月30日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	229
その他	11,790
その他有価証券	
非上場株式（店頭売買株式を除く）	627,557
非上場債券	1,768,325
非上場外国証券	392,218
その他	138,531

7 保有目的を変更した有価証券
   該当ありません。

8 その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額（平成16年9月30日現在）

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券	2,927,449	7,891,459	2,987,501	2,157,117
国債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社債	212,492	1,845,044	521,125	7,028
その他	378,024	2,954,422	417,839	511,709
合計	3,305,474	10,845,881	3,405,341	2,668,827

Ⅲ　前連結会計年度

1　売買目的有価証券（平成17年3月31日現在）

	連結貸借対照表計上額（百万円）	前連結会計年度の損益に含まれた評価差額（百万円）
売買目的有価証券	1,325,972	△3,717

2　満期保有目的の債券で時価のあるもの（平成17年3月31日現在）

	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	うち益（百万円）	うち損（百万円）
国債	507,342	505,002	△2,339	1,582	3,922
地方債	－	－	－	－	－
社債	－	－	－	－	－
その他	28,859	29,380	520	531	11
合計	536,201	534,382	△1,818	2,114	3,933

（注）　1　時価は、前連結会計年度末日における市場価格等に基づいております。
　　　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの（平成17年3月31日現在）

	取得原価（百万円）	連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
株式	1,964,153	2,651,395	687,241	730,989	43,747
債券	14,734,261	14,749,222	14,961	34,971	20,010
国債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合計	19,478,387	20,156,914	678,527	781,864	103,337

（注）　1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
　　　　2　連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　　　3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　　　4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は81百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。
　　　　　　破綻先、実質破綻先、破綻懸念先　　　　時価が取得原価に比べて下落
　　　　　　要注意先　　　　　　　　　　　　　　時価が取得原価に比べて30％以上下落
　　　　　　正常先　　　　　　　　　　　　　　　時価が取得原価に比べて50％以上下落
　　　　　なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5 当該連結会計年度中に売却したその他有価証券（自　平成16年4月1日　至　平成17年3月31日）

	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
その他有価証券	36,119,411	211,718	90,149

6 時価のない有価証券の主な内容及び連結貸借対照表計上額（平成17年3月31日現在）

	金額（百万円）
満期保有目的の債券	
非上場外国証券	221
その他	8,566
その他有価証券	
非上場株式（店頭売買株式を除く）	481,782
非上場債券	2,110,338
非上場外国証券	410,103
その他	211,161

7 保有目的を変更した有価証券

該当ありません。

8 その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成17年3月31日現在)

	1年以内(百万円)	1年超5年以内(百万円)	5年超10年以内(百万円)	10年超(百万円)
債券	3,110,902	9,065,255	2,237,616	2,953,130
国債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社債	271,981	2,385,892	553,071	32,497
その他	597,893	1,625,673	258,965	725,965
合計	3,708,796	10,690,929	2,496,581	3,679,096

（金銭の信託関係）

I　当中間連結会計期間

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成17年9月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	602	811	209	209	－

（注）　1　中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
　　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

II　前中間連結会計期間

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）（平成16年9月30日現在）

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	評価差額（百万円）	うち益（百万円）	うち損（百万円）
その他の金銭の信託	3,628	3,783	154	271	116

（注）　1　中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
　　　　2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅲ　前連結会計年度

  1　運用目的の金銭の信託

    該当ありません。

  2　満期保有目的の金銭の信託

    該当ありません。

  3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成17年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,832	204	300	95

（注）　1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

     2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

Ⅰ　当中間連結会計期間

　〇その他有価証券評価差額金（平成17年９月30日現在）

　　中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	877,328
その他有価証券	877,118
その他の金銭の信託	209
（△）繰延税金負債	355,482
その他有価証券評価差額金（持分相当額調整前）	521,845
（△）少数株主持分相当額	8,456
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	653
その他有価証券評価差額金	514,042

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅱ　前中間連結会計期間

　〇その他有価証券評価差額金（平成16年９月30日現在）

　　中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額（百万円）
評価差額	452,057
その他有価証券	451,902
その他の金銭の信託	154
（△）繰延税金負債	183,763
その他有価証券評価差額金（持分相当額調整前）	268,293
（△）少数株主持分相当額	5,319
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	208
その他有価証券評価差額金	263,182

（注）　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。
　　　　2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

Ⅲ 前連結会計年度

○その他有価証券評価差額金(平成17年3月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	678,138
その他有価証券	677,933
その他の金銭の信託	204
(△)繰延税金負債	274,983
その他有価証券評価差額金(持分相当額調整前)	403,155
(△)少数株主持分相当額	8,459
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	278
その他有価証券評価差額金	394,973

(注) 1 その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円(収益)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円(収益)であります。
    2 その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

（デリバティブ取引関係）
I　当中間連結会計期間
(1)　金利関連取引（平成17年9月30日現在）

区分	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
取引所	金利先物	116,138,624	△6,184	△6,184
	金利オプション	1,082,176	20	20
店頭	金利先渡契約	6,215,118	111	111
	金利スワップ	411,106,356	151,231	151,231
	金利スワップション	5,201,157	17,173	17,173
	キャップ	24,906,956	△4,840	△4,840
	フロアー	726,587	650	650
	その他	930,361	5,305	5,305
	合計	—	163,467	163,467

（注）　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△250百万円（損失）であります。

(2)　通貨関連取引（平成17年9月30日現在）

区分	種類	契約額等（百万円）	時価（百万円）	評価損益（百万円）
店頭	通貨スワップ	19,821,747	158,980	110,433
	通貨スワップション	2,271,416	13,409	13,409
	為替予約	45,519,103	△64,545	△64,545
	通貨オプション	5,989,932	△20,629	△20,629
	その他	—	—	—
	合計	—	87,214	38,668

（注）　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△605百万円（損失）であります。

(3) 株式関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	148,101	23	23
	株式指数オプション	1,370	2	2
店頭	有価証券店頭オプション	37,365	152	152
	有価証券店頭指数等スワップ	―	―	―
	合計	―	178	178

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,141,471	△4,279	△4,279
	債券先物オプション	51,012	40	40
店頭	債券先渡契約	269,191	1,393	1,393
	債券店頭オプション	1,131,734	3,265	3,265
	合計	―	420	420

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	356,081	12,781	12,781
	商品オプション	10,240	△117	△117
	合計	―	12,664	12,664

(注)　1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成17年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	192,332	871	871
	その他	1,944	△4	△4
	合計	―	866	866

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅱ 前中間連結会計期間

(1) 金利関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物	108,923,645	△4,995	△4,995
	金利オプション	698,705	△57	△57
店頭	金利先渡契約	10,371,517	△1,315	△1,315
	金利スワップ	393,687,431	224,757	224,757
	金利スワップション	4,942,071	4,760	4,760
	キャップ	11,419,502	△3,700	△3,700
	フロアー	669,925	43	43
	その他	580,420	6,512	6,512
合計		―	226,005	226,005

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△1,759百万円(損失)であります。

(2) 通貨関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	17,436,346	75,832	67,322
	通貨スワップション	2,010,789	16,647	16,647
	為替予約	45,668,088	9,614	9,614
	通貨オプション	5,150,486	△2,005	△2,005
	その他	2,852	29	29
合計		―	100,118	91,608

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△303百万円(損失)であります。

(3) 株式関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物	1,597	△50	△50
	株式指数オプション	110	1	1
店頭	有価証券店頭オプション	34,000	0	0
	有価証券店頭指数等スワップ	—	—	—
	その他	46,416	1,685	1,685
	合計	—	1,636	1,636

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4) 債券関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物	1,148,958	6,188	6,188
	債券先物オプション	155,100	492	492
店頭	債券先渡契約	285,136	1,818	1,818
	債券店頭オプション	3,608,653	△8,542	△8,542
	合計	—	△42	△42

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5) 商品関連取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ	218,243	7,201	7,201
	商品オプション	16,420	231	231
	合計	—	7,432	7,432

(注)　1　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　2　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成16年9月30日現在)

区分	種類	契約額等(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション	111,843	840	840
	その他	1,708	23	23
	合計	—	864	864

(注)　上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

Ⅲ　前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

1　取引の状況に関する事項

(1)　取引の内容

　　当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2)　取引の利用目的、取組方針

　　当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

　　金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

　　預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

　　小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

　　異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

　　連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3)　取引に係るリスクの内容

　　デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

　　特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

　　当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正な
レベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向
上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のた
め、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制
としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種
リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させ
る等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運
営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引
を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、
リスク量並びに損益について厳正なチェック機能が働く体制としております。

　　市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法
を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管
理しております。当行ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

　　当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経
営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場
部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締
役会や経営会議にリスク状況が報告される体制としております。

　　信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相
手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を
締結する等、信用リスクを抑制する運営も行っております。

　　また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間
等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を
市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守
状況、市場動向等をモニタリングする体制としております。

　　なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。
① VaR(保有期間１日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	29	12	20	21
バンキング	910	239	461	280

（注）　トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

② 信用リスク相当額(与信相当額)

区分	前連結会計年度 (平成17年３月31日現在) (億円)
金利スワップ	36,247
通貨スワップ	14,403
先物外国為替	9,361
金利オプション(買)	740
通貨オプション(買)	1,818
その他の金融派生商品	1,340
一括清算ネッティング契約 による信用リスク削減効果	△31,362
合計	32,547

（注）１　上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リ
　　　　スク相当額であります。
　　　２　一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を
　　　　相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2 取引の時価等に関する事項

(1) 金利関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	39,978,468	866,455	45,530	45,530
	買建	42,079,595	1,915,442	△52,737	△52,737
	金利オプション				
	売建	—	—	—	—
	買建	250,080	250,080	21	21
店頭	金利先渡契約				
	売建	613,308	456,503	△60	△60
	買建	9,782,626	56,503	△4	△4
	金利スワップ	391,811,677	291,895,257	156,432	156,432
	受取固定・支払変動	186,359,947	140,866,355	2,048,207	2,048,207
	受取変動・支払固定	185,522,906	136,402,214	△1,885,274	△1,885,274
	受取変動・支払変動	19,847,624	14,605,046	△3,515	△3,515
	金利スワップション				
	売建	2,720,750	1,358,410	△31,840	△31,840
	買建	2,807,739	1,970,731	39,263	39,263
	キャップ				
	売建	7,957,445	5,140,360	△8,601	△8,601
	買建	5,131,777	3,276,916	6,496	6,496
	フロアー				
	売建	287,377	123,982	△3,373	△3,373
	買建	310,056	167,044	3,673	3,673
	その他				
	売建	—	—	—	—
	買建	639,798	105,311	4,989	4,989
合計		—	—	159,789	159,789

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△2,347百万円(損失)であります。
2 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	18,581,388	12,017,760	188,219	122,850
	通貨スワップション				
	売建	985,339	979,291	△22,071	△22,071
	買建	1,218,665	1,208,413	42,475	42,475
	為替予約	41,706,257	2,301,053	6,194	6,194
	通貨オプション				
	売建	2,620,171	1,229,664	△83,225	△83,225
	買建	2,633,024	1,193,964	103,782	103,782
	その他				
	売建	3,176	―	17	17
	買建	188	―	0	0
合計		―	―	235,392	170,023

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
　　　　また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は592百万円(利益)であります。
　　 2　時価の算定
　　　　割引現在価値等により算定しております。

(3) 株式関連取引（平成17年３月31日現在）

区分	種類	契約額等（百万円）	契約額等のうち１年超のもの（百万円）	時価（百万円）	評価損益（百万円）
取引所	株式指数先物				
	売建	233	―	―	―
	買建	594	―	△0	△0
	株式指数オプション				
	売建	―	―	―	―
	買建	―	―	―	―
店頭	有価証券店頭オプション				
	売建	17,500	17,500	△277	△277
	買建	17,000	17,000	271	271
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	―	―	―	―
	短期変動金利受取・株価指数変化率支払	―	―	―	―
	その他				
	売建	22,834	―	△1,146	△1,146
	買建	66,278	8,583	4,887	4,887
	合計	―	―	3,735	3,735

（注）　1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
　　　　　　なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　　2　時価の算定
　　　　　　取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	598,657	—	△1,720	△1,720
	買建	823,707	—	6,645	6,645
	債券先物オプション				
	売建	17,500	—	△50	△50
	買建	15,000	—	21	21
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	263,054	243,588	1,485	1,485
	債券店頭オプション				
	売建	702,330	11,851	△4,141	△4,141
	買建	691,518	—	1,144	1,144
	合計	—	—	3,383	3,383

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　 2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	—	—	—	—
	買建	310	—	△16	△16
店頭	商品スワップ				
	固定価格受取・変動価格支払	142,921	140,114	△57,396	△57,396
	変動価格受取・固定価格支払	139,453	136,482	67,597	67,597
	商品オプション				
	売建	6,861	6,854	△4,873	△4,873
	買建	6,095	5,925	5,056	5,056
	合計	—	—	10,367	10,367

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	45,468	37,132	△779	△779
	買建	76,405	62,558	1,552	1,552
	その他				
	売建	923	—	△84	△84
	買建	1,481	—	115	115
	合計	—	—	803	803

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（セグメント情報）

【事業の種類別セグメント情報】

当中間連結会計期間（自　平成17年4月1日　至　平成17年9月30日）

	銀行業 （百万円）	その他事業 （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益					
(1) 外部顧客に対する 　　経常収益	1,188,262	116,781	1,305,043	―	1,305,043
(2) セグメント間の内部 　　経常収益	15,829	71,054	86,884	(86,884)	―
計	1,204,092	187,836	1,391,928	(86,884)	1,305,043
経常費用	822,321	139,093	961,414	(79,299)	882,115
経常利益	381,771	48,742	430,513	(7,585)	422,928

（注）　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
　　　　　えて、それぞれ経常収益及び経常利益を記載しております。
　　　　2　各事業の主な内容
　　　　　(1) 銀行業…………銀行業
　　　　　(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　　　　　　　システム開発・情報処理業

前中間連結会計期間（自　平成16年4月1日　至　平成16年9月30日）

	銀行業 （百万円）	その他事業 （百万円）	計 （百万円）	消去又は 全社 （百万円）	連結 （百万円）
経常収益					
(1) 外部顧客に対する 　　経常収益	1,231,930	120,667	1,352,597	―	1,352,597
(2) セグメント間の内部 　　経常収益	10,605	72,117	82,722	(82,722)	―
計	1,242,536	192,784	1,435,320	(82,722)	1,352,597
経常費用	1,208,448	140,987	1,349,435	(78,308)	1,271,126
経常利益	34,088	51,797	85,885	(4,414)	81,471

（注）　1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
　　　　　えて、それぞれ経常収益及び経常利益を記載しております。
　　　　2　各事業の主な内容
　　　　　(1) 銀行業…………銀行業
　　　　　(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
　　　　　　　　　　　　　　システム開発・情報処理業

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益					
(1) 外部顧客に対する 経常収益	2,454,396	236,961	2,691,357	—	2,691,357
(2) セグメント間の内部 経常収益	33,622	144,960	178,582	(178,582)	—
計	2,488,018	381,921	2,869,940	(178,582)	2,691,357
経常費用	2,640,298	308,831	2,949,130	(158,019)	2,791,110
経常利益(△は経常損失)	△152,279	73,089	△79,190	(20,562)	△99,752

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代
えて、それぞれ経常収益及び経常利益を記載しております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
システム開発・情報処理業

【所在地別セグメント情報】

当中間連結会計期間(自　平成17年4月1日　至　平成17年9月30日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1)　外部顧客に対する 　　　経常収益	1,126,550	77,198	46,207	55,087	1,305,043	—	1,305,043
(2)　セグメント間の内部 　　　経常収益	28,022	20,627	1,741	15,872	66,264	(66,264)	—
計	1,154,572	97,826	47,949	70,960	1,371,308	(66,264)	1,305,043
経常費用	796,527	68,063	40,756	38,992	944,340	(62,225)	882,115
経常利益	358,045	29,762	7,192	31,967	426,967	(4,039)	422,928

(注)　1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を
　　　　　考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益
　　　　　及び経常利益を記載しております。
　　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和
　　　　　国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が
　　　　　属しております。

前中間連結会計期間(自　平成16年4月1日　至　平成16年9月30日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益							
(1)　外部顧客に対する 　　　経常収益	1,228,676	56,588	31,175	36,157	1,352,597	—	1,352,597
(2)　セグメント間の内部 　　　経常収益	21,178	24,288	2,156	11,932	59,555	(59,555)	—
計	1,249,854	80,876	33,331	48,089	1,412,152	(59,555)	1,352,597
経常費用	1,217,266	48,580	28,499	31,670	1,326,017	(54,890)	1,271,126
経常利益	32,588	32,295	4,832	16,419	86,135	(4,664)	81,471

(注)　1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を
　　　　　考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益
　　　　　及び経常利益を記載しております。
　　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和
　　　　　国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が
　　　　　属しております。

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
経常収益 (1)　外部顧客に対す 　　る経常収益	2,441,237	109,733	62,984	77,402	2,691,357	—	2,691,357
(2)　セグメント間の 　　内部経常収益	58,859	46,749	6,164	25,559	137,332	(137,332)	—
計	2,500,096	156,483	69,148	102,962	2,828,690	(137,332)	2,691,357
経常費用	2,677,193	107,027	63,254	60,639	2,908,114	(117,003)	2,791,110
経常利益 (△は経常損失)	△177,096	49,456	5,894	42,322	△79,423	(20,329)	△99,752

(注)　1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を
　　　　考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益
　　　　及び経常利益を記載しております。
　　　2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和
　　　　国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が
　　　　属しております。

【海外経常収益】

当中間連結会計期間(自　平成17年4月1日　至　平成17年9月30日)

	金額(百万円)
Ⅰ　海外経常収益	178,493
Ⅱ　連結経常収益	1,305,043
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	13.7

(注)　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前中間連結会計期間(自　平成16年4月1日　至　平成16年9月30日)

	金額(百万円)
Ⅰ　海外経常収益	123,921
Ⅱ　連結経常収益	1,352,597
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	9.2

(注)　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	金額(百万円)
Ⅰ　海外経常収益	250,120
Ⅱ　連結経常収益	2,691,357
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	9.3

(注)　1　一般企業の海外売上高に代えて、海外経常収益を記載しております。
　　　　2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

（1株当たり情報）

		前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
1株当たり純資産額	円	28,901.73	32,069.28	23,977.62
1株当たり中間純利益 （△は1株当たり当期純損失）	円	571.79	5,628.61	△5,300.46
潜在株式調整後1株当たり 中間（当期）純利益	円	544.38	5,479.30	―

（注）　1　1株当たり中間純利益（又は1株当たり当期純損失）及び潜在株式調整後1株当たり中間（当期）純利益の算定上の基礎は、次のとおりであります。

		前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
1株当たり中間純利益 （又は1株当たり当期純損失）				
中間（当期）純利益 （△は当期純損失）	百万円	31,379	310,772	△278,995
普通株主に帰属しない金額	百万円	―	―	12,772
（うち優先配当額）	百万円	―	―	12,772
普通株式に係る中間（当期）純利益（△は普通株式に係る当期純損失）	百万円	31,379	310,772	△291,768
普通株式の（中間）期中平均株式数	千株	54,878	55,212	55,045
潜在株式調整後1株当たり 中間（当期）純利益				
中間（当期）純利益調整額	百万円	△8	△2	―
（うち優先配当額）	百万円	―	―	―
（うち連結子会社及び 持分法適用関連会社 発行の新株予約権）	百万円	△8	△2	―
普通株式増加数	千株	2,747	1,504	―
（うち優先株式）	千株	2,747	1,504	―
希薄化効果を有しないため、潜在株式調整後1株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要		―	―	第一種優先株式 　（発行済株式数　35千株） 第二種優先株式 　（発行済株式数　100千株） 第三種優先株式 　（発行済株式数　695千株）

　　　2　潜在株式調整後1株当たり当期純利益につきましては、前連結会計年度は、当期純損失が計上されているため、記載しておりません。

（重要な後発事象）

前中間連結会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間連結会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前連結会計年度 （自　平成16年4月1日 至　平成17年3月31日）
――――	――――	――――

(2) 【その他】

該当ありません。

(2) 【その他】

該当ありません。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

区分	注記番号	前中間会計期間 (平成16年9月30日現在)		当中間会計期間 (平成17年9月30日現在)		前事業年度 要約貸借対照表 (平成17年3月31日現在)	
		金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)							
現金預け金	※8	5,280,483	5.69	4,661,738	5.00	4,524,830	4.97
コールローン		296,119	0.32	607,319	0.65	373,397	0.41
買現先勘定		106,419	0.12	80,057	0.09	88,021	0.10
債券貸借取引支払保証金		1,621,384	1.75	2,165,749	2.32	568,340	0.62
買入手形		—	—	100,000	0.11	573,000	0.63
買入金銭債権		120,322	0.13	138,907	0.15	126,682	0.14
特定取引資産	※8	2,986,863	3.22	3,368,665	3.61	3,363,376	3.69
金銭の信託		3,783	0.01	811	0.00	3,832	0.00
有価証券	※1,2,8	23,524,899	25.37	23,039,486	24.69	23,676,696	25.98
貸出金	※3,4,5,6,7,8,9	50,723,607	54.69	50,949,158	54.61	50,067,586	54.94
外国為替	※7	910,803	0.98	823,751	0.88	840,923	0.92
その他資産	※8,10	1,365,753	1.47	1,647,867	1.77	1,446,439	1.59
動産不動産	※8,11,12,16	671,495	0.72	640,700	0.69	660,469	0.73
繰延税金資産		1,631,561	1.76	1,328,517	1.42	1,502,153	1.65
支払承諾見返		4,462,028	4.81	4,513,173	4.84	4,303,148	4.72
貸倒引当金		△962,583	△1.04	△772,141	△0.83	△989,121	△1.09
資産の部合計		92,742,940	100.00	93,293,761	100.00	91,129,776	100.00

区分	注記番号	前中間会計期間 (平成16年9月30日現在) 金額(百万円)	構成比(%)	当中間会計期間 (平成17年9月30日現在) 金額(百万円)	構成比(%)	前事業年度 要約貸借対照表 (平成17年3月31日現在) 金額(百万円)	構成比(%)
(負債の部)							
預金		62,011,605	66.87	63,380,886	67.94	62,788,328	68.90
譲渡性預金		3,239,176	3.49	2,602,639	2.79	2,803,299	3.08
コールマネー	※8	3,043,178	3.28	2,172,456	2.33	2,232,507	2.45
売現先勘定	※8	704,384	0.76	469,130	0.50	365,127	0.40
債券貸借取引受入担保金	※8	4,571,110	4.93	3,612,024	3.87	3,838,031	4.21
売渡手形	※8	1,588,400	1.71	3,795,800	4.07	2,578,700	2.83
特定取引負債		1,505,855	1.62	1,533,711	1.64	1,711,030	1.88
借用金	※7,13	2,441,850	2.63	2,067,062	2.22	2,267,602	2.49
外国為替		534,408	0.58	431,622	0.46	477,845	0.52
社債	※14	3,699,055	3.99	3,872,570	4.15	3,718,372	4.08
信託勘定借		42,202	0.05	42,260	0.05	50,457	0.06
その他負債		2,076,868	2.24	1,571,010	1.68	1,143,206	1.25
賞与引当金		8,598	0.01	8,239	0.01	9,092	0.01
日本国際博覧会出展引当金		172	0.00	284	0.00	231	0.00
特別法上の引当金	※15	18	0.00	18	0.00	18	0.00
再評価に係る繰延税金負債	※16	57,250	0.06	49,637	0.05	90,043	0.10
支払承諾	※8	4,462,028	4.81	4,513,173	4.84	4,303,148	4.72
負債の部合計		89,986,163	97.03	90,122,526	96.60	88,377,041	96.98
(資本の部)							
資本金		559,985	0.60	664,986	0.71	664,986	0.73
資本剰余金		1,262,546	1.36	1,367,548	1.47	1,367,548	1.50
資本準備金		904,932		665,033		1,009,933	
その他資本剰余金		357,614		702,514		357,614	
利益剰余金		592,112	0.64	607,900	0.65	291,311	0.32
任意積立金		221,532		221,502		221,532	
中間(当期)未処分利益		370,579		386,398		69,779	
土地再評価差額金	※16	83,656	0.09	24,488	0.03	42,345	0.05
その他有価証券評価差額金		258,476	0.28	506,310	0.54	386,543	0.42
資本の部合計		2,756,776	2.97	3,171,235	3.40	2,752,735	3.02
負債及び資本の部合計		92,742,940	100.00	93,293,761	100.00	91,129,776	100.00

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成16年4月1日 至 平成16年9月30日)		当中間会計期間 (自 平成17年4月1日 至 平成17年9月30日)		前事業年度 要約損益計算書 (自 平成16年4月1日 至 平成17年3月31日)	
		金額(百万円)	百分比(%)	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		1,140,066	100.00	1,091,687	100.00	2,289,372	100.00
資金運用収益		646,974		663,008		1,318,698	
(うち貸出金利息)		(464,162)		(482,842)		(934,892)	
(うち有価証券利息配当金)		(119,916)		(120,742)		(262,640)	
信託報酬		729		4,284		2,609	
役務取引等収益		181,243		220,503		399,434	
特定取引収益		21,755		5,055		131,779	
その他業務収益		150,886		158,767		228,005	
その他経常収益	※1	138,476		40,067		208,845	
経常費用		1,014,868	89.02	731,908	67.04	2,361,053	103.13
資金調達費用		156,108		208,658		346,195	
(うち預金利息)		(42,412)		(96,313)		(107,718)	
役務取引等費用		54,221		57,070		101,358	
特定取引費用		605		1,485		199	
その他業務費用		27,939		17,757		109,916	
営業経費	※2	300,276		301,739		603,477	
その他経常費用	※3	475,717		145,197		1,199,906	
経常利益(△は経常損失)		125,198	10.98	359,778	32.96	△71,680	△3.13
特別利益	※4	678	0.06	2,459	0.22	1,562	0.07
特別損失	※5,6	12,806	1.12	7,122	0.65	29,961	1.31
税引前中間(当期)純利益 (△は当期純損失)		113,070	9.92	355,115	32.53	△100,079	△4.37
法人税、住民税及び事業税		1,645	0.15	5,081	0.46	6,379	0.28
還付法人税等		7,405	0.65	—	—	8,184	0.36
法人税等調整額		276	0.02	51,267	4.70	38,579	1.69
中間(当期)純利益 (△は当期純損失)		118,554	10.40	298,766	27.37	△136,854	△5.98
前期繰越利益		254,523		69,774		254,523	
土地再評価差額金取崩額		△2,497		17,856		2,559	
中間配当額		—		—		50,449	
中間(当期)未処分利益		370,579		386,398		69,779	

中間財務諸表作成のための基本となる重要な事項

	前中間会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）
1　特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当中間会計期間中の受払利息等に、有価証券、金銭債権等については前事業年度末と当中間会計期間末における評価損益の増減額を、派生商品については前事業年度末と当中間会計期間末におけるみなし決済からの損益相当額の増減額を加えております。	同左	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 　また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。
2　有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間決算日前1カ月の市場価格の平均等、それ以外については中間決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。
	(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1及び2(1)と同じ方法により行っております。	(2) 同左	(2) 同左
3　デリバティブ取引の評価基準及び評価方法	デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。	同左	同左

	前中間会計期間 (自　平成16年4月1日 　至　平成16年9月30日)	当中間会計期間 (自　平成17年4月1日 　至　平成17年9月30日)	前事業年度 (自　平成16年4月1日 　至　平成17年3月31日)
4　固定資産の減価償却の方法	(1) 動産不動産 　　動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。 　　なお、主な耐用年数は次のとおりであります。 　建物　7年〜50年 　動産　2年〜20年	(1) 動産不動産 同左	(1) 動産不動産 　　動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 　建物　7年〜50年 　動産　2年〜20年
	(2) ソフトウェア 　　自社利用のソフトウェアについては、行内における利用可能期間(5年)に基づく定額法により償却しております。	(2) ソフトウェア 同左	(2) ソフトウェア 同左
5　引当金の計上基準	(1) 貸倒引当金 　　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　　なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(1) 貸倒引当金 　　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　　なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。	(1) 貸倒引当金 　　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 　　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 　　なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

	前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,409,176百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,113,028百万円であります。	上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,531,846百万円であります。
	(2) 賞与引当金 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。	(2) 賞与引当金 同左	(2) 賞与引当金 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。
	(3) 退職給付引当金 　退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 　また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理 　数理計算上の差異： 　　各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理 　なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間会計期間においては同按分額に12分の6を乗じた額を計上しております。	(3) 退職給付引当金 　退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 　また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理 　数理計算上の差異： 　　各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理	(3) 退職給付引当金 　退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 　過去勤務債務： 　　その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理 　数理計算上の差異： 　　各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理 　なお、会計基準変更時差異については、5年による按分額を費用処理しております。 　また、平成17年3月16日付で「退職給付に係る会計基準」（企業会計審議会　平成10年6月16日）の一部が改正され、実際運用収益が期待運用

	前中間会計期間 (自　平成16年4月1日 至　平成16年9月30日)	当中間会計期間 (自　平成17年4月1日 至　平成17年9月30日)	前事業年度 (自　平成16年4月1日 至　平成17年3月31日)
			収益を超過したこと等による数理計算上の差異の発生又は給付水準を引き下げたことによる過去勤務債務の発生により年金資産が企業年金制度に係る退職給付債務を超えることとなった場合の当該超過額(以下、「未認識年金資産」という。)を資産及び利益として認識することが認められました。そのため、当事業年度から本改正会計基準を早期適用し、未認識年金資産を数理計算上の差異として処理しております。この早期適用に伴う損益への影響はありません。
	(4) 日本国際博覧会出展引当金 　　2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。 　　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	(4) 日本国際博覧会出展引当金 　　「2005年日本国際博覧会」(愛知万博)への出展費用については、日本国際博覧会出展引当金を計上しております。 　　なお、この引当金は租税特別措置法第57条の2の準備金を含んでおります。	(4) 日本国際博覧会出展引当金 同左
	(5) 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(5) 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(5) 金融先物取引責任準備金 　　金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
6　外貨建ての資産及び負債の本邦通貨への換算基準	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。	同左	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左	同左
8　ヘッジ会計の方法	・金利リスク・ヘッジ 　　金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。	・金利リスク・ヘッジ 　　金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。	・金利リスク・ヘッジ 　　金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。

	前中間会計期間 （自 平成16年4月1日 至 平成16年9月30日）	当中間会計期間 （自 平成17年4月1日 至 平成17年9月30日）	前事業年度 （自 平成16年4月1日 至 平成17年3月31日）
	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は254,000百万円、繰延ヘッジ利益の総額は221,851百万円であります。 ・為替変動リスク・ヘッジ 　異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は146,070百万円、繰延ヘッジ利益の総額は119,788百万円であります。 ・為替変動リスク・ヘッジ 同左	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は197,872百万円、繰延ヘッジ利益の総額は167,948百万円であります。 ・為替変動リスク・ヘッジ 同左

	前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
	これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・内部取引等 　デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。	・内部取引等 同左	・内部取引等 同左
9　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左	同左
10　税効果会計に関する事項	中間会計期間に係る納付税額及び法人税等調整額は、当事業年度において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。	同左	────────

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
────────	固定資産の減損に係る会計基準 　「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当中間会計期間から適用しております。これにより税引前中間純利益は4,712百万円減少しております。 　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。	────────

追加情報

前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当中間会計期間から中間損益計算書中の「営業経費」に含めて表示しております。	────────	外形標準課税 　「地方税法等の一部を改正する法律」（平成15年法律第9号）が平成15年3月31日に公布され、平成16年4月1日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当事業年度から損益計算書中の「営業経費」に含めて表示しております。

注記事項

(中間貸借対照表関係)

前中間会計期間 (平成16年9月30日現在)	当中間会計期間 (平成17年9月30日現在)	前事業年度 (平成17年3月31日現在)
※1　子会社の株式及び出資総額 　　　　　　　　1,259,862百万円 ※2　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に1,400百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,577,423百万円、当中間会計期間末に当該処分をせずに所有しているものは130,581百万円であります。 ※3　貸出金のうち、破綻先債権額は59,229百万円、延滞債権額は1,552,410百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4　貸出金のうち、3カ月以上延滞債権額は46,812百万円であります。 　　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※1　子会社の株式及び出資総額 　　　　　　　　1,265,134百万円 ※2　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に1,900百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,992,859百万円、当中間会計期間末に当該処分をせずに所有しているものは168,545百万円であります。 ※3　貸出金のうち、破綻先債権額は72,184百万円、延滞債権額は898,868百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4　貸出金のうち、3カ月以上延滞債権額は51,310百万円であります。 　　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※1　子会社の株式及び出資総額 　　　　　　　　1,248,777百万円 ※2　無担保の消費貸借契約により貸し付けている有価証券が、「国債」に900百万円含まれております。 　　　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は455,873百万円、当事業年度末に当該処分をせずに所有しているものは146,154百万円であります。 ※3　貸出金のうち、破綻先債権額は45,931百万円、延滞債権額は1,238,022百万円であります。 　　　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。 　　　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※4　貸出金のうち、3カ月以上延滞債権額は26,902百万円であります。 　　　なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

前中間会計期間 (平成16年9月30日現在)	当中間会計期間 (平成17年9月30日現在)	前事業年度 (平成17年3月31日現在)
※5　貸出金のうち、貸出条件緩和債権額は732,317百万円であります。 　　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。 ※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,390,768百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、3,792百万円であります。 　　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。 ※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は954,227百万円であります。	※5　貸出金のうち、貸出条件緩和債権額は329,258百万円であります。 　　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。 ※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,351,621百万円であります。 　　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。 ※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は797,882百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は881百万円であります。	※5　貸出金のうち、貸出条件緩和債権額は425,006百万円であります。 　　　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。 ※6　破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,735,863百万円であります。 　　　なお、上記3から6に掲げた債権額は、貸倒引当金控除前の金額であります。 ※7　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は889,797百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は11,576百万円であります。

※8　担保に供している資産は次のとおりであります。

前中間会計期間（平成16年9月30日現在）

担保に供している資産
現金預け金	41,136百万円
特定取引資産	640,840百万円
有価証券	7,051,224百万円
貸出金	1,465,657百万円

担保資産に対応する債務
コールマネー	1,925,000百万円
売現先勘定	704,384百万円
債券貸借取引受入担保金	4,429,934百万円
売渡手形	1,588,400百万円
支払承諾	76,164百万円

当中間会計期間（平成17年9月30日現在）

担保に供している資産
現金預け金	43,640百万円
特定取引資産	299,694百万円
有価証券	7,874,133百万円
貸出金	1,707,149百万円

担保資産に対応する債務
コールマネー	1,365,000百万円
売現先勘定	469,130百万円
債券貸借取引受入担保金	3,404,804百万円
売渡手形	3,795,800百万円
支払承諾	121,932百万円

前事業年度（平成17年3月31日現在）

担保に供している資産
現金預け金	42,122百万円
特定取引資産	603,630百万円
有価証券	6,202,718百万円
貸出金	1,524,286百万円

担保資産に対応する債務
コールマネー	1,297,669百万円
売現先勘定	365,127百万円
債券貸借取引受入担保金	3,253,631百万円
売渡手形	2,578,700百万円
支払承諾	117,227百万円

前中間会計期間 （平成16年９月30日現在）	当中間会計期間 （平成17年９月30日現在）	前事業年度 （平成17年３月31日現在）
上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金50,194百万円、特定取引資産1,663百万円、有価証券7,056,076百万円及び貸出金581,956百万円を差し入れております。 　また、動産不動産のうち保証金権利金は82,424百万円、その他資産のうち先物取引差入証拠金は8,098百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,886百万円、特定取引資産495,451百万円及び有価証券4,387,853百万円を差し入れております。 　また、動産不動産のうち保証金権利金は79,778百万円、その他資産のうち先物取引差入証拠金は6,958百万円であります。	上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,580百万円、特定取引資産126,821百万円、有価証券6,792,136百万円及び貸出金27,500百万円を差し入れております。 　また、動産不動産のうち保証金権利金は80,461百万円、その他資産のうち先物取引差入証拠金は8,714百万円であります。
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、29,524,071百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが26,577,364百万円あります。 　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,942,106百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが30,972,146百万円あります。 　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,350,513百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが30,980,424百万円あります。 　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。
※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は543,421百万円、繰延ヘッジ利益の総額は456,566百万円であります。	※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は444,547百万円、繰延ヘッジ利益の総額は351,008百万円であります。	※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で「繰延ヘッジ損失」として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は487,674百万円、繰延ヘッジ利益の総額は428,383百万円であります。

前中間会計期間 (平成16年9月30日現在)	当中間会計期間 (平成17年9月30日現在)	前事業年度 (平成17年3月31日現在)
※11 動産不動産の減価償却累計額 458,399百万円	※11 動産不動産の減価償却累計額 432,204百万円	※11 動産不動産の減価償却累計額 423,840百万円
※12 動産不動産の圧縮記帳額 65,742百万円 (当中間会計期間圧縮記帳額 一百万円)	※12 動産不動産の圧縮記帳額 64,546百万円 (当中間会計期間圧縮記帳額 一百万円)	※12 動産不動産の圧縮記帳額 64,783百万円 (当事業年度圧縮記帳額 一百万円)
※13 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,237,864百万円が含まれております。	※13 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,847,559百万円が含まれております。	※13 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,041,078百万円が含まれております。
※14 社債には、劣後特約付社債1,238,120百万円が含まれております。	※14 社債には、劣後特約付社債1,829,370百万円が含まれております。	※14 社債には、劣後特約付社債1,415,048百万円が含まれております。
※15 特別法上の引当金は金融先物取引責任準備金18百万円であります。	※15 特別法上の引当金は金融先物取引責任準備金18百万円であります。	※15 特別法上の引当金は金融先物取引責任準備金18百万円であります。
※16 土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　平成10年3月31日及び 　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※16 土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　平成10年3月31日及び 　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。	※16 土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　平成10年3月31日及び 　平成14年3月31日 同法律第3条第3項に定める再評価の方法 　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　同法律第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より19,675百万円下回っております。

(中間損益計算書関係)

前中間会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）
※1　その他経常収益には、株式等売却益60,005百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。	※1　その他経常収益には、株式等売却益34,137百万円を含んでおります。	※1　その他経常収益には、株式等売却益113,059百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。
※2　減価償却実施額は下記のとおりであります。 建物・動産　　　14,388百万円 その他　　　　　11,703百万円	※2　減価償却実施額は下記のとおりであります。 建物・動産　　　13,258百万円 その他　　　　　12,536百万円	※2　減価償却実施額は下記のとおりであります。 建物・動産　　　29,628百万円 その他　　　　　23,409百万円
※3　その他経常費用には、貸倒引当金繰入額49,489百万円、貸出金償却348,769百万円及び延滞債権等を売却したことによる損失55,707百万円を含んでおります。	※3　その他経常費用には、貸倒引当金繰入額96,119百万円、貸出金償却16,804百万円及び延滞債権等を売却したことによる損失14,746百万円を含んでおります。 ※4　特別利益には、店舗の統廃合等に伴う動産不動産処分益2,446百万円を含んでおります。	※3　その他経常費用には、貸倒引当金繰入額117,688百万円、貸出金償却697,941百万円及び延滞債権等を売却したことによる損失137,541百万円を含んでおります。
※5　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額8,000百万円及び店舗の統廃合等に伴う動産不動産処分損4,619百万円を含んでおります。	※5　特別損失には、減損損失5,288百万円及び店舗の統廃合等に伴う動産不動産処分損1,781百万円を含んでおります。 ※6　当中間会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。	※5　特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額16,001百万円及び店舗の統廃合等に伴う動産不動産処分損13,877百万円を含んでおります。

地域	主な用途	種類	減損損失額 （百万円）
首都圏	遊休資産 41物件	土地、 建物等	4,388
近畿圏	遊休資産 10物件	土地、 建物等	688
その他	遊休資産 12物件	土地、 建物等	211

　当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。

　当中間会計期間は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。

　回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（リース取引関係）

前中間会計期間 （自　平成16年4月1日 　至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 　至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 　至　平成17年3月31日）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額 　取得価額相当額 　　動産　　　　　9,287百万円 　　その他　　　　254百万円 　　合計　　　　　9,541百万円 　減価償却累計額相当額 　　動産　　　　　6,916百万円 　　その他　　　　226百万円 　　合計　　　　　7,142百万円 　中間会計期間末残高相当額 　　動産　　　　　2,370百万円 　　その他　　　　28百万円 　　合計　　　　　2,399百万円 ・未経過リース料中間会計期間末残高相当額 　1年内　　　　　1,551百万円 　1年超　　　　　1,057百万円 　合計　　　　　　2,608百万円 ・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　　947百万円 　減価償却費相当額　877百万円 　支払利息相当額　　40百万円 ・減価償却費相当額の算定方法 　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 　1年内　　　　14,255百万円 　1年超　　　　65,491百万円 　合計　　　　　79,747百万円	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額 　取得価額相当額 　　動産　　　　　5,583百万円 　　その他　　　　29百万円 　　合計　　　　　5,613百万円 　減価償却累計額相当額 　　動産　　　　　4,254百万円 　　その他　　　　27百万円 　　合計　　　　　4,282百万円 　中間会計期間末残高相当額 　　動産　　　　　1,328百万円 　　その他　　　　2百万円 　　合計　　　　　1,330百万円 ・未経過リース料中間会計期間末残高相当額 　1年内　　　　　755百万円 　1年超　　　　　673百万円 　合計　　　　　　1,428百万円 ・当中間会計期間の支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　　590百万円 　減価償却費相当額　538百万円 　支払利息相当額　　18百万円 ・減価償却費相当額の算定方法 　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 　1年内　　　　14,590百万円 　1年超　　　　64,506百万円 　合計　　　　　79,096百万円	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額 　取得価額相当額 　　動産　　　　　7,868百万円 　　その他　　　　106百万円 　　合計　　　　　7,974百万円 　減価償却累計額相当額 　　動産　　　　　6,248百万円 　　その他　　　　94百万円 　　合計　　　　　6,343百万円 　事業年度末残高相当額 　　動産　　　　　1,619百万円 　　その他　　　　11百万円 　　合計　　　　　1,630百万円 ・未経過リース料事業年度末残高相当額 　1年内　　　　　1,310百万円 　1年超　　　　　486百万円 　合計　　　　　　1,796百万円 ・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額 　支払リース料　　1,489百万円 　減価償却費相当額　1,379百万円 　支払利息相当額　　63百万円 ・減価償却費相当額の算定方法 　リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。 2　オペレーティング・リース取引 ・未経過リース料 　1年内　　　　14,443百万円 　1年超　　　　70,813百万円 　合計　　　　　85,257百万円

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの

Ⅰ　当中間会計期間（平成17年9月30日現在）

	中間貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	84,400	168,115	83,714
関連会社株式	177,883	211,068	33,185
合計	262,284	379,184	116,899

（注）　時価は、当中間会計期間末日における市場価格等に基づいております。

Ⅱ　前中間会計期間（平成16年9月30日現在）

	中間貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	81,629	117,147	35,518
関連会社株式	145,379	146,435	1,055
合計	227,008	263,583	36,574

（注）　時価は、前中間会計期間末日における市場価格等に基づいております。

Ⅲ　前事業年度（平成17年3月31日現在）

	貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	85,526	141,939	56,412
関連会社株式	154,274	158,205	3,930
合計	239,801	300,144	60,343

（注）　時価は、前事業年度末日における市場価格等に基づいております。

（重要な後発事象）

前中間会計期間 （自　平成16年4月1日 至　平成16年9月30日）	当中間会計期間 （自　平成17年4月1日 至　平成17年9月30日）	前事業年度 （自　平成16年4月1日 至　平成17年3月31日）
————	————	————

(2) 【信託財産残高表】

資産				
科目	前中間会計期間 (平成16年9月30日現在)		当中間会計期間 (平成17年9月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	5,490	0.98	9,880	1.12
有価証券	27,788	4.96	150,999	17.15
受託有価証券	3,000	0.54	33,880	3.85
金銭債権	481,436	85.96	642,431	72.95
その他債権	171	0.03	1,133	0.13
銀行勘定貸	42,202	7.53	42,260	4.80
合計	560,087	100.00	880,586	100.00

負債				
科目	前中間会計期間 (平成16年9月30日現在)		当中間会計期間 (平成17年9月30日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	35,478	6.33	167,354	19.00
有価証券の信託	3,000	0.54	33,880	3.85
金銭債権の信託	478,590	85.45	529,859	60.17
包括信託	43,019	7.68	149,491	16.98
合計	560,087	100.00	880,586	100.00

(注) 1 共同信託他社管理財産はありません。
　　　2 元本補てん契約のある信託については取り扱っておりません。

(3) 【その他】

　　　該当ありません。

第6 【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書 　　　　　　　　　　　　　　　　　　　　　　平成17年6月1日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　企業内容等の開示に関する内閣府令第19条第2項第9号(代表取締役の異動)に基づく臨時報告書であります。

(2) 臨時報告書 　　　　　　　　　　　　　　　　　　　　　　平成17年6月13日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　企業内容等の開示に関する内閣府令第19条第2項第12号(提出会社の財政状態及び経営成績に著しい影響を与える事象)及び同条同項第19号(連結会社の財政状態及び経営成績に著しい影響を与える事象)に基づく臨時報告書であります。

(3) 臨時報告書 　　　　　　　　　　　　　　　　　　　　　　平成17年6月13日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　企業内容等の開示に関する内閣府令第19条第2項第12号(提出会社の財政状態及び経営成績に著しい影響を与える事象)に基づく臨時報告書であります。

(4) 臨時報告書 　　　　　　　　　　　　　　　　　　　　　　平成17年6月28日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。

　　企業内容等の開示に関する内閣府令第19条第2項第9号(代表取締役の異動)に基づく臨時報告書であります。

(5) 有価証券報告書　　事業年度　自　平成16年4月1日　　平成17年6月30日
　　及びその添付書類　(第2期)　至　平成17年3月31日　　関東財務局長に提出。

(6) 発行登録追補書類 　　　　　　　　　　　　　　　　　　　平成17年4月8日
　　及びその添付書類 　　　　　　　　　　　　　　　　　　　平成17年5月11日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年7月6日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年8月3日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年9月22日
　　　　　　　　　　　　　　　　　　　　　　　　　　及び平成17年10月6日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。
　　平成16年7月1日提出の発行登録書(社債の募集)に係る発行登録追補書類であります。

(7) 訂正発行登録書 　　　　　　　　　　　　　　　　　　　　平成17年4月27日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年6月1日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年6月14日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　平成17年6月28日
　　　　　　　　　　　　　　　　　　　　　　　　　　及び平成17年6月30日
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　関東財務局長に提出。
　　平成16年7月1日提出の発行登録書(社債の募集)に係る訂正発行登録書であります。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成16年12月13日

株式会社三井住友銀行

 取締役会 御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

 当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成16年４月１日から平成17年３月31日までの連結会計年度の中間連結会計期間（平成16年４月１日から平成16年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

 当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

 当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成16年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成16年４月１日から平成16年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

 会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

 ※ 上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の中間監査報告書

平成17年12月 5 日

株式会社三井住友銀行

　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典　㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志　㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之　㊞

　当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成17年４月１日から平成18年３月31日までの連結会計年度の中間連結会計期間(平成17年４月１日から平成17年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、株式会社三井住友銀行及び連結子会社の平成17年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成17年４月１日から平成17年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独立監査人の中間監査報告書

平成16年12月13日

株式会社三井住友銀行

    取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成16年4月1日から平成17年3月31日までの第2期事業年度の中間会計期間(平成16年4月1日から平成16年9月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成16年9月30日現在の財政状態及び同日をもって終了する中間会計期間(平成16年4月1日から平成16年9月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

独立監査人の中間監査報告書

平成17年12月5日

株式会社三井住友銀行

    取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	髙	波	博	之	㊞

　当監査法人は、証券取引法第193条の2の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成17年4月1日から平成18年3月31日までの第3期事業年度の中間会計期間（平成17年4月1日から平成17年9月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

　当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

　当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、株式会社三井住友銀行の平成17年9月30日現在の財政状態及び同日をもって終了する中間会計期間（平成17年4月1日から平成17年9月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

　※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

経営の健全化のための計画
の履行状況に関する報告書

平成 17 年 12 月

株式会社　三井住友フィナンシャルグループ

目　次

経営の概況

1．17年9月期決算の概況

(1) 三井住友銀行　（図表1-1）

［業務粗利益・経費］

17年9月期の業務粗利益は、前年同期比39億円増益の7,666億円と、1兆5,450億円の年間計画対比50％の進捗率となりました。経費につきましては、2,924億円と、5,950億円の年間計画対比49％の進捗率となりました。

［業務純益］

以上の結果、一般貸倒引当金繰入前の業務純益は4,742億円となり、9,500億円の年間計画対比50％の進捗率となりました。

［臨時損益その他・経常利益］

臨時損益に計上される不良債権処理損失額につきましては、1,540億円となりました。なお、一般貸倒引当金はネットで戻し入れとなったことから、戻入益243億円を計上しており、不良債権処理損失額と一般貸倒引当金の戻入益を合計した与信関係費用は、1,297億円となりました。

また、株式等関係損益につきましては、堅調な株式相場環境の下、売却益を計上したことにより、250億円の利益となりました。

以上の結果、経常利益は3,598億円と、6,100億円の年間計画対比59％の進捗率となりました。

［特別損益・当期利益］

特別損益は、動不動産処分損により47億円の損失となりました。

法人税、住民税及び事業税ならびに法人税等調整額の合計は、計画においては保守的に見込んでおりましたが、実績は564億円となりました。

以上の結果、当期中間純利益は2,987億円と、3,500億円の年間計画対比85％の進捗率となりました。

(2) 三井住友フィナンシャルグループ （図表1-2）

　17年9月期連結決算は、連結経常利益が4,638億円となりました。連結中間純利益は3,923億円と、4,600億円の当初年間見込み対比、85％の進捗率となりました。これは、主として三井住友銀行の当期中間純利益が、年間計画対比 85％の進捗率となったことによるものであります。

　また、17年9月末の連結自己資本比率は、11.00％となりました（図表2）。

(3) 剰余金の推移

　以上の結果、17年9月期における三井住友フィナンシャルグループ及びその子会社（三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所）合算の剰余金につきましては、2兆2,557億円となりました。

＜剰余金の積み上がり状況＞

（億円）

	17/3月期実績	17/9月期実績	18/3月期計画
期末合算剰余金（注）	16,488	22,557	23,472
その他資本剰余金	8,985	12,020	12,293

　（注）　三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計（三井住友カードは持分勘案後）

(4) 18年3月期決算見込み

　三井住友銀行におきましては、18年3月期決算見込みは、業務純益（一般貸倒引当金繰入前）9,500億円、当期純利益4,300億円を見込んでおります。また、三井住友フィナンシャルグループ（連結）といたしましても、連結経常利益8,500億円、同当期純利益5,500億円を見込んでおります。

２．経営健全化計画の履行概況

(1) 17年9月期業務改善命令への対応進捗状況

　　三井住友フィナンシャルグループ（以下、当社）は、「経営健全化計画に係る17年3月期の収益目標と実績とが大幅に乖離していることなどから、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、7月22日、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第20条第2項および銀行法第52条の33第1項の規定に基づき、行政処分（業務改善命令）を受けました。

　　同計画の進捗状況につきましては、17年9月期の三井住友銀行（以下、当行）の中間純利益は2,987億円と年間計画対比進捗率が85％となり、堅調に推移しておりますほか、後述の業務再構築の進捗状況以下に記載の通り、各項目とも順調な進捗となっております。当社といたしましては、引き続き経営努力を重ね収益力の強化を図ることで剰余金を積み上げた上で、経済状況等を踏まえるとともに、関係当局の承認を前提にいたしまして、20年3月期末までの公的資金の早期返済を目指してまいります。

　　なお、業務改善計画の17年9月期における進捗状況につきましては、取締役会に報告の上、11月30日に金融庁に提出いたしました。

(2) 業務再構築等の進捗状況

［個人金融ビジネス］

　　当社では、個人金融ビジネスにおきましては、顧客基盤の拡充を通じ、高付加価値分野と先端技術分野における「トップシェアバンク」の実現を目指します。また、積極的かつ効率的に業務展開を進めることによって、収益増強を図っております。

①「個人総合金融サービス業への飛躍」に向けた新規事業への取組強化

　　幅広いお客さまのコンシューマーファイナンスニーズにお応えするため、17年4月より実施しております、当行、プロミス、アットローンの3社による「カスケード・スキーム」のローン商品につきましては、商品プロモーションの強化、オペレーターのスキ

ル向上などに取組むとともに、申込受付・審査を行える新型ACM（ローン契約機）を9月末現在で521台設置するなど、商品認知度、アクセサビリティの向上といった運営面の強化に取組んでまいりました。

　また、当行では、16年12月より、証券仲介業務を通じた資産運用業務にも積極的に取組んでまいりました。同業務におきましては、17年6月に当行とSMBCフレンド証券株式会社、トヨタファイナンシャルサービス証券株式会社による外債販売における提携を実施、17年7月には、当行とSMBCフレンド証券、バンク・エー・アイ・ジー証券会社の共同開発による「即時年金型外債」の公募取扱いを開始するなど、商品ラインアップの一段の拡充に取組んでまいりました。

　個人年金保険につきましては、5月から6月にかけて外貨建定額年金「ビーエルハーモニー」、一時払保険料が年金原資として保証される変額個人年金「AXIS」の取扱いを開始、さらに8月には受取額が払込保険料を上回る水準で保証される変額個人年金「Broadway」を投入するなど、様々なお客さまニーズに対応した新商品の開発に取組んでまいりました。すでに他行比圧倒的に優位な地位を築いております投資信託と並ぶ個人向け中核商品のひとつとして、今後とも積極的に取組んでまいります。

　また、当行及び三井住友カードは、17年10月にSuica電子マネー、クレジットカード及びインターネットを活用したキャッシュレス決済等に関する新たなビジネスモデルの構築に向けて東日本旅客鉄道株式会社と業務提携することで合意いたしました。

　今後は業務提携のメリットを最大限活かして、Suicaとクレジットカード等が利用できる共通端末の共同開発、Suica加盟店の共同開拓、ポイント交換サービスの対象範囲の拡大などについて検討を行い、各社の強みを活かしながら、更なる利便性・サービスの向上を目指して連携していく予定であります。

②ネットワーク拡大、人員増強を中心とする営業力の抜本的強化

　当行では、休日の営業や相談専用ブースの設置等を特徴とするコンサルティング・サービス特化型店舗「SMBCコンサルティングプラザ」を17年9月末で66拠点（17年3月末比＋21拠点）設置しており、今後は100拠点程度を目途に拡大していく予定

であります。

「ＳＭＢＣコンサルティングプラザ」拡大にあわせて、住宅ローン受付の専門窓口である「ローンプラザ」の休日営業の拡大・見直しも実施しております。具体的には、17年9月末で59拠点（17年3月末比＋8拠点）設置しており、さらに10月には8拠点の追加を行っております。これらにより、休日のローン契約を推進し、顧客利便性の向上に取組むとともに、業者対応力の強化を図ってまいります。

また、8月に営業開始した東京メトロ新宿駅構内へのＡＴＭをはじめ、17年度中を目途に東京メトロ20駅にＡＴＭを設置する予定であります。

これら、ネットワークの拡充に加え、人員面でも専門性の高いフロント人員の育成、採用により営業力の強化を図ってまいります。

③お客さまのニーズに徹底的に応えるための商品ラインアップの拡充

個人金融ビジネス強化のために、商品ラインアップの拡充も積極的に行ってまいります。当行では、お客さまの資金運用ニーズに対しましては、前述の通り、個人年金、証券仲介業務取扱商品の拡充に加え、7月には世界各国の好配当株式を中心に幅広く分散投資する毎月分配型の「グローバル好配当株オープン」の取扱いを開始するなど、投資信託においても商品ラインアップの拡充に取組んでまいりました。

また、お客さまの資金調達につきましては、10月には当行とカーディフ損害保険会社が提携し、本邦初の取扱いとなる「三大疾病保障付き住宅ローン」を開発、取扱を開始するなど、お客さまの様々なニーズにお応えできるよう、一層の商品充実を図ってまいります。

こうした運用・調達両面での商品力強化に加え、8月には、携帯電話によるモバイルバンキング利用者の利便性向上のため、モバイル用ホームページを大幅にレベルアップするなど、今後も、様々なサービス提供能力の向上に取組んでまいります。

また、金融犯罪の多発・巧妙化を背景にした、セキュリティの高度化については、17年2月にはＩＣキャッシュカードの取扱いを開始し、12月には本人確認方法として生体認証を装備したＩＣキャッシュカードを導入いたしました。また、あらかじめパソコ

ン・携帯電話からＡＴＭ出金取引機能をコントロールできる「ＡＴＭオートロックサービス」や、キャッシュカード出金の電子メール連絡サービスの取扱いも 17 年 9 月より開始いたしました。

④営業効率の一段の向上を通じた高い生産性の実現

当行におきまして、17 年 1 月より一部支店で取組を開始いたしました「支店」における業務推進機能（支店）と事務・管理機能（支店サービス拠点）の分離を通じ、フロントの営業推進力を強化する新支店運営体制については、現在、順次拡大しております。今後、19 年 3 月期中には全支店（除く地方店等）に展開していく計画であります。

従業員の教育・研修面の実施状況につきましては、生命保険窓口販売の拡大に備え、研修プログラムを強化するなど、引き続き、専門性の高いフロントの育成、拡充に積極的に取組んでまいります。

［法人金融ビジネス］

法人金融ビジネス分野につきましては、これまで、強固な取引基盤をベースに、全国の営業拠点と本部が協働して高度な金融サービスを提供することにより、取引推進に努めてまいりました。

①中堅・中小企業取引の拡充

中堅・中小企業取引の拡充につきましては、これまでもリスクテイク対応力を強化することによって、健全な経営内容の中小企業等の多様な資金ニーズに対し、積極的に対応してまいりました。17 年 9 月期におきましては、年商 10 億円以下のスモールマーケットのお客さまを対象とする「ビジネスセレクトローン」、年商 30 億円未満のミドルマーケットのお客さまを対象とする「ＳＭＢＣ－クレセルローン」などのリスクテイク型貸出商品を積極的に推進してまいりました。これら中堅・中小企業向けポートフォリオ型貸金の 17 年 9 月期新規投入額は約 1 兆 9,100 億円、前年同期比約＋3,000 億円の増加となり、順調な取組み実績となっております。

②運用業務

16年12月開始の証券仲介業務につきましては、これまで専担部署の証券営業部などの本部にて取扱を行ってまいりましたが、運用業務の一層の強化を目的として、17年11月より、法令上の条件を満たす法人営業部において証券仲介業務の一部取扱を開始いたしました。今後も、販売・推進体制の整備とともに取扱商品の拡充にも取組み、運用業務に一層注力していく方針であります。

③国内大企業取引等

当行の大企業を中心としたお客さまとの取引拡充のために、投資銀行関連業務を中心として商品開発・新規ビジネスの発掘に注力してまいります。17年9月期におきましては、前述の証券仲介業務への取組みに加え、高い専門性が求められる不動産ファイナンス業務や、従来から注力してまいりましたシンジケーション業務などに積極的に取組んでまいりました。

なお、国内シンジケートローンは、17年9月期の取組みが約3兆円と、前年同期比で約7千億円上回る実績となっております。

［国際金融ビジネス］

当行におきましては、国際部門を中心に、日本を含むアジアをマザーマーケットとするグローバルな商業銀行を目指し、国際金融ビジネスに積極的に取組んでまいりました。17年9月期は、欧米での高格付け資産の積み上げ、ＣＭＳによるクロスセルや外貨流動性の捕捉、ＬＢＯなどのプロダクツ商品の取組みにより、収益力の強化に取り組んでまいりました。

(3) 経営合理化の進捗状況 （図表6）

［従業員数］

17年9月末の従業員数は、21,290名(17年3月末比＋270名)となりました。18年3月末計画を390名上回っておりますのは、4月に新卒者1,088名を採用したことに因るものであり、18年3月末につきましては計画を達成する見込であります。

［国内店舗・海外拠点数］

17年9月末の国内本支店数は、17年上期中に13ヶ店の店舗統廃合を行なったことから、412ヶ店となりました。また、17年9月末の海外支店数は17年3月末比横ばいの17ヶ店と、いずれも18年3月末の計画水準を下回っております。

［役員関連］

17年9月末の役員数は、17年3月末比3名削減し、18年3月末の計画を1名下回る22名となっております。

17年9月期の平均役員（常勤）報酬は18年3月期の計画を1百万円上回る26百万円となりましたが、役員報酬につきましては過去4回に亘るカットに加え、17年10月より6ヶ月間、当社ならびに当行の取締役および執行役員の報酬につき最大10％、平均5％の削減を実施しておりますことから、18年3月期の計画は達成する見込であります。なお役員賞与は、平成8年以降不支給としております。

［人件費＋物件費］

17年9月期の人件費は、従業員給与の10年連続ベア凍結や人員の削減を引き続き推進した結果、995億円と前年同期比53億円の削減となりました。また物件費は、店舗統合による効率化推進や、＠ＢＡＮＫの現金装填等運営コストの見直し等、引き続き既存業務の効率化を進めベース経費を削減する一方、プロミスとの提携事業の推進や法人金融ビジネスの強化など、今後の収益力強化を目的として戦略的な経費投入を行ったことから、1,752億円と前年同期比82億円の増加となりました。

以上の結果、17年9月期の人件費＋物件費合計は2,748億円と、前年同期比29億円の増加となりましたが、年間計画（5,572億円）対比では、49％と順調な進捗となっております。

また、17年9月期のＯＨＲにつきましても38％と、17年3月期と同様、高い効率性を維持しております。

(4) 不良債権処理の進捗状況

当行におきましては、17年9月期の不良債権開示額は17年3月末より4,186億円減少し、1兆4,060億円となりました。不良債権比率につきましても、17年9月末で2.5％と3月末比でさらに0.8％低下いたしました。これは債権売却、直接償却等のいわゆる

最終処理を引き続き積極的に進めたほか、債権放棄を含めた再建・再編処理による債務者区分の改善等によるものであります。

また、17年9月期の与信関係費用は1,297億円と、前年同期比で3,261億円減少いたしました。17年3月期に将来リスク対応としての貸倒引当金の積み増しを含め、バランスシートのクリーンアップを図ったことから、与信関係費用は、前年同期比で大幅に減少しており、巡航速度化も視野に入ってまいりましたが、ローンレヴュー制度や信用リスク委員会を通じて、今後の資産劣化防止、債務者区分改善の推進、与信集中リスクへの対応などの不良債権問題の再発防止にも引続き取組んでまいります。

なお、経済合理性、経営責任の明確化、社会的影響を考慮した上で、5社で2,364億円の債権放棄を実施しております。

(5) 国内向け貸出の進捗状況

[17年9月期の実績等の状況]

17年9月期の国内貸出（インパクトローンを除く実勢ベース）は、17年3月末比1兆3,541億円の増加となり、また、中小企業向け貸出については、17年3月末比2,043億円の増加と年間計画である500億円を大幅に上回る実績となりました。今後とも、健全な経営内容の中小企業に対する円滑な資金供給に本支店一体となり引き続き積極的に取り組んでまいります。

なお、17年9月期実績において、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

[17年9月期の中小企業向け貸出の増強に向けた取組について]

当行におきまして、健全な経営内容の中小企業に対して円滑な資金供給を行うことは、金融機関の社会的責務と認識し、中小企業向け貸出の増強に向けて多様な施策を講じ、本支店一体となって最大限努力しております。

特に、中堅・中小企業マーケットにおける確固たる地位を確立することを基本方針とし、健全な経営内容の中小企業等の多様な資金ニーズに対しまして積極的な対応を実施

しております。

　なお、17 年 9 月期の推進体制と主要施策は以下の通りであります。

＜推進体制＞

①法人営業部ならびにビジネスサポートプラザ

　「法人営業部」は中堅・中小企業との取引深耕及び新規取引先開拓を主たるミッションとし、中小企業の資金需要の発掘・資金ニーズへの対応に最大限注力しております。一方、「ビジネスサポートプラザ」は、中小企業のあらゆるニーズに対応する専門拠点としており、信用保証協会保証付貸出や「ビジネスセレクトローン」等の定型商品を中心に、中小企業の資金需要の発掘・対応に注力しております。

　17 年 9 月期は、より円滑な資金供給を図ることを目的に法人営業部とビジネスサポートプラザとの統合を実施するとともに、ミドルマーケットの豊富なエリアにあるビジネスサポートプラザを法人営業部へ改組する等、再編を実施いたしました。

②法人営業グループ・オフィス等

　個人取引を対象とした「支店」はあるものの法人拠点がない地域に、最寄の「法人営業部」または「ビジネスサポートプラザ」の出先として、「法人営業グループ」「オフィス」ならびに「法人営業デスク」等の少人数体制の拠点を設置しております。

　既存法人拠点の統廃合により広域化したマーケットを再分割することで、中小企業のお客さまに対するきめ細かな対応を可能とし、「ビジネスセレクトローン」等の定型商品の販売を主体に中小企業向け貸出の拡大を図っております。

③法人営業所

　当行の拠点がない店舗空白地における新規マーケットの開拓を目的に、法人の専門拠点である「法人営業所」を設置しておりますが、17 年 9 月期は盛岡営業所を設置いたしました。少人数体制のもと「ビジネスセレクトローン」等の定型商品の販売を主とした貸金業務に特化することにより、ローコスト且つ効率的に中小企業向け貸出の拡大を図っております。

＜17年9月期に実施した主要施策＞

① 推進体制の強化

「中小企業専担部付部長」等の人員の追加配置

　ミドルマーケット等に対してきめ細かく取り組むべく「中小企業専担部付部長」を法人営業部に配置しておりますが、実績面で一定の成果が認められ、お客さまからの評価も良好であることから、17年9月期は20名増員致しました。

②商品の拡充・推進

ａ．「ビジネスセレクトローン」の推進

　スモールマーケット向けの主力商品である「ビジネスセレクトローン」につきましては、自治体との連携や、法人プロモーションオフィスを通じた顧客開拓等、積極的な販売活動を行い、17年9月期には約2万5,300件、約7,800億円の取組実績をあげることが出来ました。

ｂ．「Ｎファンド」の推進

　ミドルマーケットに対しましては、採り上げ基準を標準化・簡素化したリスクテイク商品である「Ｎファンド」を積極的に推進いたしました。この結果、「Ｎファンド」は、17年9月期には、約1万8,900件、約9,200億円の投入を行うことが出来ました。

ｃ．「ＳＭＢＣ-クレセルローン」の推進

　年商30億円未満のお客さまを対象とした新商品「ＳＭＢＣ-クレセルローン」の取り扱いを17年4月より開始し、17年9月期には約2,800件、約1,900億円の取組実績をあげることができました。これにより、ビジネスセレクトローン等の既存商品とあわせて、お客様の規模に応じて資金ニーズに切れ目なくお応えしていく体制を強化しております。

ｄ．その他「リスクテイク商品」の推進

　ミドルマーケットを主な対象とした「ＣＬＯ方式」による資金提供スキーム「ＳＭＢＣ-ＣＬＯ」は、17年9月期に募集を行い、約500件、約300億円の取組実績となりました。

その他、昨年度より新たに投入した成長企業向けの「Ｖファンド」も堅調に伸び、その結果として、「ビジネスセレクトローン」「ＳＭＢＣ-クレセルローン」「Ｎファンド」を中心とした「リスクテイク商品」の17年9月期の取組実績は、約47,100件、約1兆9,100億円となりました。

ｅ．その他

財務内容が良好な中小企業の起債ニーズへ対応すべく、純資産額1億円以上5億円未満の法人に対する「小口銀行保証付私募債」の17年9月期の取組実績は、約100億円となりました。

また、取引の裾野を拡大することを目的に17年9月に兵庫県信用保証協会との提携商品「スーパーじんそく」の取扱を開始する等、17年9月末迄の累計で、17提携商品の取扱となり、これらの17年9月期の取組実績は約400億円となりました。

(6) 配当政策の状況及び今後の考え方

当社グループは、引き続き業務の再構築やリストラによる経費削減等に取り組み、収益力強化を図るとともに、不良債権残高の大幅な削減や政策投資株式の圧縮等により改善されたバランスシートの健全性を維持しつつ、着実な内部留保の蓄積を図ってまいります。これによりTier I 資本の質・量をともに充実させることを第一義的方針と致します。

配当につきましては、安定配当を基本とした上で、業績や内部留保の蓄積状況を勘案し、15年3月期以降3期間は3,000円（従来の普通株式1株当たり3円配当に相当）で据え置きとしてまいりました。18年3月期につきましても、計画通り3,000円で据え置きとする予定であります。

なお、当期利益の安定的な黒字確保を前提に、業績展望や剰余金の積み上がり状況等も十分考慮した上で、配当性向にも留意しつつ19年3月期以降普通株式配当を1,000円/年ずつ増配することを基本に検討してまいります。

(7) 劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保

当社は、グループの自己資本充実を目的として、劣後債又は劣後ローンその他の方法による資金調達を行うことがありますが、当該資金は子会社の財務の健全性を確保するために、子会社が発行する社債の引受け又は子会社への貸付金に使用してまいる所存であります。

なお、当社におきましては、現在、劣後特約付債務はございません。

(8) 責任ある経営体制の確立のための方策

当行におきまして、リスクセンシティブなバーゼルⅡ導入を控え、オペレーショナルリスクの管理強化のため、17年7月、オペレーショナルリスク委員会を設置いたしました。同委員会は、オペレーショナルリスク関連情報を定期的に関連する役員、部長に報告するとともに、当該報告に基づき、オペレーショナルリスクの削減の方策等に関し必要な協議を行うことを目的としています。当行といたしましては、これまでも、継続的にリスク管理強化に取組んでまいりましたが、バーゼルⅡ導入も睨み、一層の高度化、体制整備に努めてまいります。

また、CSRへの取組みにつきましては、当社におきましては、17年4月にグループ各社のCSR担当部室長をメンバーとする「グループCSR委員会」を設置、当行におきましても「CSR委員会」を設置するとともに「CSR室」を設置するなど、CSRへの取組みを強化してまいりました。さらに、当行におきまして、CSR室が新たに部門横断的な環境ビジネスの企画推進機能を担うことを17年11月に明確化、環境関連施策について、当行グループ全体での積極的な取組みを一層強化してまいります。

また、当行におきまして、多様化する女性ニーズに応え、女性の視点に立った新しいマーケティングを行う「Next W·ing プロジェクト室」を、17年10月に新たに設置いたしました。同室では、個人金融マーケットにおける女性の存在感が高まる中、女性のニーズに肌理細やかな金融サービスを提供していくことや、当行女性従業員が最大限能

力を発揮できるより働きやすい職場を創造していくために、積極的な活動を行ってまいります。

以　　上

(図表1－1)収益動向及び計画[三井住友フィナンシャルグループ(単体)]

持株会社　14年12月　設立

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
(規模)〈資産、負債は平残、資本勘定は末残〉					(億円)
総資産	33,606	34,784	36,972		36,800
貸出金	400	400	9		7
有価証券	32,500	33,682	36,223		36,000
総負債	2,319	3,328	4,193		3,700
資本勘定計	31,727	33,196	33,127		33,451
資本金	12,477	13,527	13,527		13,527
資本準備金	12,478	13,528	13,528		13,528
その他資本剰余金	4,995	4,995	4,995		4,995
利益準備金	－	－	－		－
剰余金　(注)	1,787	3,845	3,785		4,101
自己株式	▲ 10	▲ 2,699	▲ 2,708		▲ 2,700
(収益)					(億円)
経常利益	512	2,534	124		480
受取配当金	473	2,517	120		464
経費	30	26	17		28
人件費	17	12	7		13
物件費	13	14	9		14
特別利益	－	－	276		250
特別損失	－	－	－		－
税引前当期利益	512	2,534	400		730
法人税、住民税及び事業税	0	△ 3	0		30
法人税等調整額	7	15	16		
税引後当期利益	505	2,522	384		700
(配当)					(億円、円、%)
配当可能利益	6,773	6,141			6,396
配当金総額(中間配当を含む)	464	444	－		464
普通株配当金	174	176	－		207
優先株配当金〈公的資金分〉	145	127	－		127
優先株配当金〈民間調達分〉	145	141	－		130
1株当たり配当金(普通株)	3,000	3,000	－		3,000
同(第一種優先株)	10,500	10,500	－		10,500
同(第二種優先株)	28,500	28,500	－		28,500
同(第三種優先株)	13,700	13,700	－		13,700
同(第四種優先株第1～12回)	135,000	135,000	－		135,000
同(第四種優先株第13回)	67,500	67,500	－		－
同(第六種優先株第1回)	－	728	－		88,500
配当率(優先株〈公的資金分〉)	1.11	1.15	－		1.15
配当率(優先株〈民間調達分〉)	2.93	2.96	－		3.59
配当性向	80.97	7.81	－		46.77
(経営指標)					(%)
ROE(当期利益/資本勘定〈平残〉)	1.59	7.77	2.31		2.09
ROA(当期利益/総資産〈平残〉)	1.50	7.25	2.07		1.90

(注)利益剰余金のうち、利益準備金以外のものを表示しております。

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
(規模)〈資産、負債は平残、資本勘定は末残〉					(億円)
総資産	945,066	960,298	961,134		926,000
貸出金	542,449	508,089	501,805		504,000
有価証券	238,151	237,030	225,507		234,000
特定取引資産	29,937	51,288	58,337		34,000
繰延税金資産〈末残〉	15,905	15,022	13,285		13,300
総負債	923,624	938,449	941,498		898,000
預金・NCD	625,534	652,276	667,184		665,000
債券	－	－	－		－
特定取引負債	18,425	40,064	44,256		17,000
繰延税金負債〈末残〉	－	－	－		－
再評価に係る繰延税金負債〈末残〉	555	900	496		500
資本勘定計	28,709	27,527	31,712		30,044
資本金	5,600	6,650	6,650		6,650
資本準備金	8,797	10,099	6,650		6,650
その他資本剰余金	3,576	3,576	7,025		7,025
利益準備金	－	－	－		－
剰余金 （注1）	6,761	2,913	6,079		6,249
土地再評価差額金	811	423	245		240
その他有価証券評価差額金	3,164	3,866	5,063		3,230
自己株式	－	－	－		－
(収益)					(億円)
業務粗利益	15,841	15,229	7,666		15,450
資金運用収益	13,923	13,187	6,630		9,450
資金調達費用	3,053	3,462	2,087		
役務取引等利益	2,269	3,007	1,677		3,400
特定取引利益	2,807	1,316	36		1,250
その他業務利益	▲ 105	1,181	1,410		1,350
国債等債券関係損(▲)益	227	▲ 216	284		－
業務純益(一般貸倒引当金繰入前)	10,001	9,405	4,742		9,500
業務純益	10,001	12,920	4,985		9,500
一般貸倒引当金繰入額	－	△ 3,515	△ 243		－
経費	5,840	5,824	2,924		5,950
人件費	2,213	2,041	989		2,060
物件費	3,322	3,415	1,770		3,540
不良債権処理損失額(注2)	8,692	13,063	1,540		3,000
株式等関係損(▲)益	1,039	▲ 1,187	250		▲ 100
株式等償却	107	2,276	88		
経常利益	1,851	▲ 717	3,598		6,100
特別利益(注2)	1,668	16	24		▲ 100
特別損失	331	300	71		
法人税、住民税及び事業税	127	△ 18	51		2,500
法人税等調整額	50	385	513		
税引後当期利益	3,011	▲ 1,368	2,987		3,500
(配当)					
配当可能利益	7,930	4,424			11,209
配当金総額(中間配当を含む)					
普通株配当金					
優先株配当金＜公的資金分＞					
優先株配当金＜民間調達分＞					
1株当たり配当金(普通株)					
配当率(優先株＜公的資金分＞)					
配当率(優先株＜民間調達分＞)					
配当性向					

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
(経営指標)					(%)
資金運用利回(A)	1.71	1.66	1.70		1.66
貸出金利回(B)	1.79	1.85	1.93		1.82
有価証券利回	1.04	1.10	1.06		1.17
資金調達原価(C)	1.07	1.12	1.22		1.17
預金利回(含むNCD)(D)	0.14	0.16	0.29		0.19
経費率(E)	0.93	0.89	0.87		0.89
人件費率	0.35	0.31	0.29		0.30
物件費率	0.52	0.52	0.52		0.53
総資金利鞘(A)-(C)	0.64	0.53	0.47		0.49
預貸金利鞘(B)-(D)-(E)	0.72	0.79	0.76		0.74
非金利収入比率	14.32	19.74	21.87		22.00
OHR(経費/業務粗利益)	36.86	38.24	38.14		38.51
ROE(一般貸引前業務純益／資本勘定〈平残〉)	38.83	33.44	31.93		33.00
ROA(一般貸引前業務純益/(総資産－支払承諾見返)〈平残〉)	1.12	1.04	1.05		1.09

(注1)　任意積立金及び未処分利益を合算しております。

(注2)　16/3月期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして
658億円を特別利益に計上しております。
このため、16/3月期の与信関係費用（不良債権処理損失額＋上記戻入益）は8,034億円と
なっております。

(参考)収益動向及び計画[4社合算ベース:三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所]

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	969,028	985,200	986,799		952,000
総負債	944,886	960,402	963,949		920,400
資本勘定計	31,485	30,650	35,017		33,932
資本金	6,626	7,676	7,916		7,916
資本準備金	9,612	10,914	7,704		7,704
その他資本剰余金	3,990	3,990	7,025		7,439
利益準備金	10	10	10		10
剰余金 （注1）	7,182	3,647	6,893		7,273
土地再評価差額金	811	423	245		240
その他有価証券評価差額金	3,253	3,990	5,223		3,350
自己株式	－	－	－		－
(収益)					
合算業務純益 （注2）	10,496	9,980	5,031		10,126
経常利益	2,259	▲ 221	3,873		6,668
特別損益	1,344	▲ 232	▲ 17		▲ 108
法人税、住民税及び事業税 / 法人税等調整額	362	578	683		2,730
税引後当期利益	3,242	▲ 1,031	3,174		3,830
(配当)					
配当可能利益<含む持株会社>	15,538	11,714			18,698
配当性向(持株会社 普通株)	5.89	－	－		5.79
(経営指標)					
ROE(合算業務純益/資本勘定<平残>)	36.74	32.12	30.64		31.35
ROA(合算業務純益/総資産<平残>)	1.08	1.01	1.01		1.06

(注1)利益剰余金のうち、利益準備金以外のものを表示しております。
(注2)三井住友銀行の業務純益、他3社の営業利益を合算しております。

(図表1-2)収益動向[三井住友フィナンシャルグループ(連結)]

	17/3月期 実績	17/9月期 実績	18/3月期 見込み
(規模)<末残>			(億円)
総資産	997,319	1,022,338	
貸出金	547,998	560,950	
有価証券	242,337	235,796	
特定取引資産	37,691	36,276	
繰延税金資産	15,982	14,147	
総負債	959,349	978,970	
預金・NCD	711,881	717,723	
債券	-	-	
特定取引負債	21,105	17,862	
繰延税金負債	453	474	
再評価に係る繰延税金負債	910	505	
少数株主持分	10,212	10,745	
資本勘定計	27,757	32,623	
資本金	13,527	13,527	
資本剰余金	9,743	9,743	
利益剰余金	3,300	6,979	
土地再評価差額金	579	378	
その他有価証券評価差額金	4,107	5,331	
為替換算調整勘定	▲ 799	▲ 626	
自己株式	▲ 2,699	▲ 2,708	

(収益)			(億円)
経常収益	35,808	17,579	35,000
資金運用収益	15,217	7,693	
役務取引等収益	5,987	3,322	
特定取引収益	1,446	124	
その他業務収益	10,583	5,765	
その他経常収益	2,575	674	
経常費用	36,111	12,941	
資金調達費用	3,504	2,156	
役務取引等費用	800	492	
特定取引費用	2	2	
その他業務費用	8,677	4,036	
営業経費	8,527	4,216	
その他経常費用	14,601	2,039	
貸出金償却	7,594	427	
貸倒引当金繰入額	2,889	1,041	
一般貸倒引当金純繰入額	▲ 2,012	▲ 395	
個別貸倒引当金純繰入額	4,939	1,438	
経常利益	▲ 303	4,638	8,500
特別利益	91	614	
特別損失	873	139	
税金等調整前当期純利益	▲ 1,085	5,113	
法人税、住民税及び事業税	218	324	
法人税等調整額	529	607	
少数株主利益	510	259	
当期純利益	▲ 2,342	3,923	5,500

[三井住友フィナンシャルグループ(連結)] (億円)

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
資本金	12,477	13,527	13,527		13,527
うち非累積的永久優先株	－	－	－		－
資本剰余金	8,653	9,743	9,743		9,743
利益剰余金(注2)	5,648	2,856	6,979		7,172
連結子会社の少数株主持分	9,904	10,129	10,642		10,594
うち優先出資証券	8,140	8,169	8,275		8,127
その他有価証券の評価差損	－	－	－		－
自己株式	△ 30	△ 2,699	△ 2,708		△ 2,700
為替換算調整勘定	△ 718	△ 799	△ 626		△ 760
営業権相当額	△ 1	△ 1	△ 1		△ 1
連結調整勘定相当額	△ 217	△ 134	△ 94		△ 65
その他	－	－	－		－
Tier I 計	35,716	32,623	37,461		37,510
(うち税効果相当額)	(16,664)	(15,529)	(13,672)		(13,800)
有価証券含み益	2,494	3,171	4,109		2,690
土地再評価益	685	671	399		410
一般貸倒引当金	7,401	6,335	5,974		6,335
永久劣後債務	7,556	8,800	11,196		9,873
その他	－	－	－		－
Upper Tier II 計	18,136	18,976	21,678		19,308
期限付劣後債務・優先株	16,030	16,573	15,913		16,162
その他	－	－	－		－
Lower Tier II 計	16,030	16,573	15,913		16,162
Tier II 計	34,165	35,550	37,591		35,470
(うち自己資本への算入額)	(34,165)	(32,623)	(37,461)		(35,470)
Tier III	－	－	－		－
控除項目	△ 2,508	△ 5,044	△ 5,480		△ 5,840
自己資本合計	67,374	60,201	69,442		67,140

(億円)

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
リスクアセット	592,041	605,526	631,279		627,000
オンバランス項目	546,499	548,979	569,785		570,500
オフバランス項目	42,833	53,009	57,363		53,000
その他(注3)	2,708	3,539	4,131		3,500

(%)

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
自己資本比率	11.37	9.94	11.00		10.70
Tier I 比率	6.03	5.38	5.93		5.98

(注1)上記試算に係る各種前提条件

為替:18/3月期計画　105.00円/ドル

(注2)利益剰余金から社外流出予定額を控除した額。

(注3)マーケット・リスク相当額を8%で除して得た額。

[三井住友銀行(連結)] (億円)

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
資本金	5,600	6,650	6,650		6,650
うち非累積的永久優先株	―	―	―		―
資本剰余金	12,985	16,035	16,035		16,035
利益剰余金(注2)	3,193	△ 63	2,901		3,373
連結子会社の少数株主持分	10,058	10,261	10,372		10,291
うち優先出資証券	8,140	8,169	8,275		8,127
その他有価証券の評価差損	―	―	―		―
自己株式	―	―	―		―
為替換算調整勘定	△ 719	△ 811	△ 641		△ 780
営業権相当額	―	△0	△0		―
連結調整勘定相当額	―	―	―		―
その他	―	―	―		―
Tier I 計	31,118	32,073	35,316		35,570
(うち税効果相当額)	(16,071)	(15,051)	(13,239)		(13,300)
有価証券含み益	2,455	3,054	3,952		2,570
土地再評価益	685	671	399		410
一般貸倒引当金	7,111	6,120	5,754		6,120
永久劣後債務	7,556	8,800	11,196		9,873
その他	―	―	―		―
Upper Tier II 計	17,808	18,645	21,301		18,973
期限付劣後債務・優先株	16,030	16,573	15,913		16,162
その他	―	―	―		―
Lower Tier II 計	16,030	16,573	15,913		16,162
Tier II 計	33,837	35,218	37,214		35,135
(うち自己資本への算入額)	(31,118)	(32,073)	(35,316)		(35,135)
Tier III	―	―	―		―
控除項目	△ 246	△ 2,389	△ 2,631		△ 2,950
自己資本合計	61,990	61,756	68,001		67,755

(億円)

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
リスクアセット	568,918	582,445	607,691		604,000
オンバランス項目	523,593	525,895	546,097		547,500
オフバランス項目	42,643	53,031	57,478		53,000
その他(注3)	2,682	3,520	4,116		3,500

(%)

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
自己資本比率	10.89	10.60	11.19		11.21
Tier I 比率	5.46	5.50	5.81		5.88

(注1)上記試算に係る各種前提条件

　　為替:18/3月期計画　105.00円/ドル

(注2)利益剰余金から社外流出予定額を控除した額。

(注3)マーケット・リスク相当額を8%で除して得た額。

[三井住友銀行(単体)]　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（億円）

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
資本金	5,600	6,650	6,650		6,650
うち非累積的永久優先株	ー	ー	ー		ー
資本準備金	8,797	10,099	6,650		6,650
その他資本剰余金	3,576	3,576	7,025		7,025
利益準備金	ー	ー	ー		ー
任意積立金(注2)	2,215	2,215	2,215		2,215
次期繰越利益(注3)	2,531	685	3,508		4,021
その他(注4)	7,645	7,843	8,300		8,189
うち優先出資証券	7,591	7,767	8,275		8,127
その他有価証券の評価差損	ー	ー	ー		ー
自己株式	ー	ー	ー		ー
営業権相当額	ー	ー	ー		ー
Tier I 計	30,364	31,068	34,349		34,750
(うち税効果相当額)	(15,905)	(15,022)	(13,285)		(13,300)
有価証券含み益	2,398	2,930	3,838		2,450
土地再評価益	615	596	334		335
一般貸倒引当金	6,617	4,176	3,932		4,175
永久劣後債務	7,556	8,800	11,196		9,873
その他	ー	ー	ー		ー
Upper Tier II 計	17,187	16,501	19,300		16,833
期限付劣後債務・優先株	15,656	16,183	15,523		15,772
その他	ー	ー	ー		ー
Lower Tier II 計	15,656	16,183	15,523		15,772
Tier II 計	32,842	32,684	34,823		32,605
(うち自己資本への算入額)	(30,364)	(31,068)	(34,349)		(32,605)
Tier III	ー	ー	ー		ー
控除項目	△ 557	△ 956	△ 1,083		△ 1,560
自己資本合計	60,172	61,180	67,615		65,795

（億円）

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
リスクアセット	529,397	540,345	563,040		561,000
オンバランス項目	488,167	489,107	506,312		510,000
オフバランス項目	39,254	48,189	53,292		48,000
その他(注5)	1,976	3,049	3,436		3,000

（%）

	16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
自己資本比率	11.36	11.32	12.00		11.72
Tier I 比率	5.73	5.74	6.10		6.19

(注1)上記試算に係る各種前提条件
　　　為替：18/3月期計画　105.00円/ドル
(注2)利益処分を勘案した額。
(注3)当期未処分利益から社外流出予定額を控除した額。
(注4)少数株主持分、為替換算調整勘定の額。

(図表5)部門別収益動向[三井住友銀行(単体)]

(億円)

	17/3月期 実績	17/9月期 実績	18/3月期 見込み
資 金 関 係 損 益	2,715	1,403	2,830
手 数 料 ＋ 外 為	860	517	1,100
個 人 部 門	3,575	1,920	3,930
資 金 関 係 損 益	3,236	1,760	3,580
手 数 料 ＋ 外 為	3,306	1,546	3,320
法 人 部 門	6,542	3,306	6,900
資 金 関 係 損 益	970	532	1,040
手 数 料 ＋ 外 為	898	416	980
企 業 金 融 部 門	1,868	948	2,020
ｳﾁ ﾏｰｹﾃｨﾝｸﾞ業務	820	479	910
ﾄﾚｼﾞｬﾘｰ業務	16	9	10
国 際 部 門	844	483	920
資 金 関 係 損 益	105	-	-
手 数 料 ＋ 外 為	14	-	-
ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部	119	-	-
市 場 営 業 部 門	2,228	1,237	2,300
本 社 管 理	53	▲ 228	▲ 620
業 務 粗 利 益	15,229	7,666	15,450
経 費	▲5,824	▲2,924	▲5,950
業 務 純 益 (除く一般貸倒引当金繰入)	9,405	4,742	9,500

(注)17/3月期実績につきましては、戦略金融部門の損益は本社管理に含んでおります。
　　17/9月期実績、18/3月期見込みの各部門計数は、17/4月に実施した組織変更(ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部
　　及び戦略金融部門の廃止)後の基準で記載しております。

		16/3月末 実績	17/3月末 実績	17/9月末 実績	備考	18/3月末 計画
(役職員数)						
役員数	（人）	24	25	22		23
うち取締役(（ ）内は非常勤)	（人）	17(2)	18(2)	15(2)		15(2)
うち監査役(（ ）内は非常勤)	（人）	7(3)	7(3)	7(3)		8(4)
従業員数(注)	（人）	22,348	21,020	21,290	※1	20,900

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

(国内店舗・海外拠点数)

国内本支店(注1)	（店）	435	425	412		415
海外支店(注2)	（店）	20	17	17		19
(参考)海外現地法人(注3)	（社）	25	27	27		28

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。

(注2)出張所、駐在員事務所を除いております。

(注3)出資比率50%以下のものを除いております。

		16/3月期 実績	17/3月期 実績	17/9月期 実績	備考	18/3月期 計画
(人件費)						
人件費	（百万円）	222,969	205,305	99,542		207,300
うち給与・報酬	（百万円）	172,562	165,878	82,660		166,100
平均給与月額	（千円）	496	494	484		494

(注)平均年齢38.6歳（17年9月末）。

(役員報酬・賞与)

役員報酬・賞与(注1)	（百万円）	512	552	247	}※2	490
うち役員報酬	（百万円）	512	552	247		490
役員賞与	（百万円）	0	0	0		0
平均役員(常勤)報酬・賞与	（百万円）	25	25	26	※3	25
平均役員退職慰労金	（百万円）	(注2) 43	33	72		73

(注1)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。

(注2)旧わかしお銀行分を除いております。

(物件費)

物件費(注1)	（百万円）	328,764	339,149	175,229	※4	349,900
うち機械化関連費用(注2)	（百万円）	76,929	79,536	38,923		82,000
除く機械化関連費用	（百万円）	251,835	259,613	136,306	※5	267,900

(注1)子銀行が持株会社に対して支払う経営指導料相当分を控除しております。

(注2)リース等を含む実質ベースで記載しております。

(人件費＋物件費)

人件費＋物件費	（百万円）	551,733	544,454	274,771		557,200

（図表6　備考）

※1　従業員数(18年3月末計画比▲390人)：
　　　17年4月に新卒者1,088名を採用したことに因るものであり、18年3月末につき
　　　ましては計画を達成する見込であります。

※2　役員報酬(18年3月期計画490百万円対比進捗率50.4%)：
※3　平均役員(常勤)報酬・賞与(18年3月期計画比▲1百万円)：
　　　役員報酬につきましては17年10月より6ヶ月間、最大10%、平均5%の削減を
　　　実施していることから、役員報酬総額及び平均役員(常勤)報酬・賞与とも、
　　　18年3月期の計画は達成する見込であります。

※4　物件費(18年3月期計画349,900百万円対比進捗率50.1%)：
　　　17年9月末の為替相場(113.21円)が計画の前提(105.00円)に比べ、円安に
　　　なった影響(物件費で＋4億円の増加)に因るものであります。

※5　除く機械化関連費用(18年3月期計画267,900百万円対比進捗率50.9%)：
　　　為替相場の円安影響に加え、「支店サービス拠点」の一部事務処理人員の
　　　アウトソースに伴い業務委託費が増加したこと等に因るものでありますが、
　　　18年3月期の計画達成に向け、引き続き既存業務の見直し等による経費削減
　　　に取り組んでまいります。

会社名	設立年月	代表者(注2)	主な業務	直近決算(注3)	総資産	借入金(注4)	うち当社等分(注5,6)	資本勘定	うち当社等出資分(注6)	経常利益	当期利益	連結又は持分法の別(注7)
【三井住友フィナンシャルグループ】												
三井住友カード株式会社	S42/12月	栗山 道義	クレジットカード業務	H17/9月	9,105	3,638	260	1,281	853	123	76	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H17/9月	17,819	13,034	1,253	1,665	1,434	144	88	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務	H17/9月	772	157	124	323	200	36	22	連結
SMFG企業再生債権回収株式会社	H15/11月	前田 孝一	企業再生コンサルティング業務、債権管理回収業務	H17/9月	9	-	-	8	4	1	0	連結
大和証券エスエムビーシー株式会社	H11/2月	斉藤 辰栄	証券業務、金融派生商品業務	H17/9月	110,043	67,238	11,415	4,238	1,632	430	261	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 脩一	投資顧問業務、投資信託委託業務	H17/9月	184			105	80	17	10	持分法
【三井住友銀行】												
株式会社みなと銀行	S24/9月	西村 忠福	銀行業務	H17/9月	27,366	769	370	896	48	51	21	連結
株式会社関西アーバン銀行	T11/7月	伊藤 忠彦	銀行業務	H17/9月	25,165	1,563	295	745	371	95	53	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H17/9月	307	242	151	46	-	4	5	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H17/9月	3,812	1,337	-	86	114	10	12	連結
SMBC信用保証株式会社	S51/7月	大森 右策	信用保証業務	H17/9月	90,096			1,224		74	74	連結
さくらカード株式会社	S58/2月	海野 隆雄	クレジットカード業務	H17/9月	1,888	373	178	173	122	18	11	連結
SMBCキャピタル株式会社(注9)	H7/8月	松田 道弘	ベンチャーキャピタル業務	H17/9月	179	105	105	61	32	20	11	連結
SMBCコンサルティング株式会社	S56/5月	佐野 利勝	経営相談業務・会員事業	H17/9月	47			28	18	4	2	連結
SMBCファイナンスサービス株式会社	S47/12月	宮内 憲吾	融資業務、ファクタリング業務、集金代行業務	H17/9月	6,006	2,206	2,151	733	-	13	4	連結
四谷管理株式会社(旧SMBC抵当証券株式会社)	S58/10月	池田 靖	融資業務	H17/9月	100	524	524	△425	0	46	45	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務、コンサルティング業務	H17/9月	3	-	-	3	-	2	2	連結
SMBCフレンド証券株式会社	S23/3月	玉置 勝彦	証券業務	H17/9月	2,435			1,273	408	105	64	連結
株式会社さくらケーシーエス	S44/3月	小川 憲三	システム開発・情報処理業務	H17/9月	168	-	-	115	18	3	△15	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H17/9月	128	8	8	73	22	1	1	連結
グローバルファクタリング株式会社	H4/12月	西島 新平	ファクタリング業務	H17/9月	3,977	3,039	3,039	0	-	0	0	連結
プロミス株式会社	S37/3月	神内 博喜	消費者金融業務	H17/9月	15,898	7,804	435	7,623	1,543	494	286	持分法
アットローン株式会社	H12/6月	下志万 正明	個人向けローン業務	H17/9月	1,270	880	880	189	267	△33	△32	持分法
エヌ・アイ・エフベンチャーズ株式会社(注9)	S58/10月	山村 信一	ベンチャーキャピタル業務	H17/9月	618	341	62	250	236	△1	△0	持分法
三井住友アセットマネジメント株式会社	H14/12月	井上 恵介	投資顧問業務、投資信託委託業務	H17/9月	348		-	164	34	19	13	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	山田 冨重	確定拠出年金の運営管理業務	H17/9月	10		-	8	4	△2	△5	持分法
株式会社クオーク	S53/4月	仁瓶 眞平	個品割賦あっせん・総合割賦あっせん業務	H17/9月	9,092	4,678	963	457	29	72	41	持分法
【三井住友銀リース】												
三井住友銀オートリース株式会社	H7/1月	齋藤 純夫	リース業務	H17/9月	2,328	1,839	127	128	-	17	5	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H17/9月	173	138	23	22	-	3	2	連結
有限会社スペース・サービス	H10/2月	川勝 一明	リース業務	H17/9月	51	40	28	0	-	△0	△0	連結
エス・ビー・エル・パートナーズ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H17/6月	163	156	156	0	-	0	0	連結
北国総合リース株式会社	S49/4月	北上 徹秀	リース業務	H17/9月	399	340	10	32	1	4	4	持分法
山陰総合リース株式会社	S50/4月	吉原 賢郎	リース業務	H17/9月	467	332	29	59	2	7	4	持分法
三重銀総合リース株式会社	S54/8月	瀬古 清夫	リース業務	H17/9月	124	99	6	16	1	1	0	持分法
【大和証券エスエムビーシー】												
大和証券エスエムビーシープリンシパル・インベストメンツ株式会社	H10/12月	渡辺 秀雄	投融資業務	H17/9月	1,952	978	325	284	-	49	30	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算(注3)	総資産	借入金(注4)	うち当社等分(注5,6)	資本勘定	うち当社等出資分(注6)	経常利益	当期利益	連結又は持分法の別(注7)
【三井住友銀行】													
欧州三井住友銀行	H15/3月	東 俊太郎	銀行業務	US$	H17/9月	15,172	426	4,534	1,754	1,700	32	23	連結
マニュファクチャラーズ銀行	S49/11月	堤 義則	商業銀行業務	US$	H17/6月	1,490	108	1	220	283	14	9	連結
カナダ三井住友銀行	H13/4月	会田 南	商業銀行業務	CAN$	H17/7月	1,432	42	42	159	122	6	4	連結
ブラジル三井住友銀行	S33/10月	窪田敏朗	商業銀行業務	R$	H17/6月	861	195	145	273	302	△ 30	△ 30	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	銀行業務	RPIAH	H17/6月	5,731	548	2,225	1,152	982	75	46	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H17/6月	1,471	200	284	742	690	31	12	連結
SMBCキャピタル・マーケット会社	S61/12月	藤澤 哲史	スワップ関連業務・投融資業務	US$	H17/6月	4,000	423	2,064	894	609	34	16	連結
英国SMBCキャピタル・マーケット会社	H7/4月	藤澤 哲史	スワップ関連業務	US$	H17/6月	1,101	105	-	350	300	7	5	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	投融資業務	A$	H17/6月	2,674	2,031	2,381	176	159	12	8	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H17/6月	145	100	25	44	40	3	2	連結
SMBC MVI SPC	H16/9月	小川 晋	投融資業務	US$	H17/9月	377	345	345	29	30	△ 0	△ 0	連結
SMBC DIP Limited	H17/3月	小川 晋	投融資業務	US$	H17/9月	29	16	28	1	1	0	0	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	國部 毅	金融業務	US$	H17/6月	91	90	88	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	國部 毅	金融業務	US$	H17/6月	666	664	403	0	0	0	0	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	國部 毅	金融業務	US$	H17/6月	2,161	2,145	1,891	1	0	△ 0	△ 0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Pravidhya Suvaruchiphor	リース業務	TBAH	H17/6月	2,919	2,330	342	246	6	42	29	持分法
SBCS カンパニー リミテッド	H1/3月	中嶌 知良	出資、コンサルティング業務	TBAH	H17/6月	527	257	257	266	14	44	44	持分法
【三井住友銀リース】													
SMBC Leasing (Singapore) Pte. Ltd.	S55/5月	鳥羽 宏彦	リース業務	S$	H17/6月	181	166	120	5	-	1	1	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	諸富 隆文	リース業務	HK$	H17/6月	574	475	337	56	-	1	1	連結
SMBC Leasing (Thailand) Co., Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H17/6月	4,354	2,438	2,030	198	-	31	21	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	酒井 淳	リース業務	RM	H17/6月	146	126	123	6	-	1	△ 0	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H17/6月	56	179	114	△ 154	0	△ 6	△ 6	連結
【大和証券エスエムビーシー】													
Daiwa Securities SMBC Hong Kong Limited	S45/12月	松本 哲	証券業務	US$	H17/9月	738	37	35	88	-	5	5	持分法
大和國泰證券份有限公司	H11/1月	張 志良	証券業務	NT$	H17/9月	3,729	700	500	2,726	-	121	88	持分法

(注1) H17/9月期三井住友フィナンシャルグループの連結決算において対象とされた子会社・関連会社のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額(保証も含む)が1億円超の会社及び主な関係会社について記載しております。
　　　海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。
(注2) H17/9月末における代表者を記載しております。
(注3) 連結決算に使用した個別財務諸表の決算日を記載しております。
(注4) 社債・コマーシャルペーパーを含んでおります。
(注5) 借入金のうち、当社等分は保証の額を含んでおります。
(注6) 三井住友フィナンシャルグループ分と三井住友銀行分を合算して表示しております。
(注7) 三井住友フィナンシャルグループの連結決算を基準としております。
(注8) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し及びグループ戦略上の位置付けについて別紙に記載しております。
(注9) SMBCキャピタル株式会社とエヌ・アイ・エフベンチャーズ株式会社は、17年10月1日に合併いたしました。(新会社名:エヌ・アイ・エフSMBCベンチャーズ株式会社)
(注10)連結範囲の異動については以下の通りであります。
　　　NSキャピタル株式会社他8社は新規設立等により、当中間連結会計期間から連結子会社としております。
　　　わかしおオフィスサービス株式会社他3社は清算等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。
　　　エスエムエルシー・ケンタウルス有限会社他5社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。
　　　SBL Holdings Limitedは清算により子会社でなくなったため、当中間連結会計期間より持分法適用の関連会社としております。
　　　エヌ・アイ・エフベンチャーズ株式会社他7社は株式取得等により、当中間連結会計期間より持分法適用の関連会社としております。
　　　P.T.Penjahl Leasing Indonesiaは株式売却により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
株式会社ジャパンネット銀行	H18/3期黒字確保	インターネット専業銀行
SMBC信用保証株式会社	H14/3期に住銀保証をSMBC信用保証の100%出資子会社として統合。H18/3期には2社合算ベースで黒字化の見込み。	三井住友銀行の住宅ローン保証子会社
SMBCファイナンスサービス株式会社	H18/3期黒字確保	融資業務・ファクタリング業務・集金代行業務子会社
四谷管理株式会社 (旧SMBC抵当証券株式会社)	清算手続中	融資業務子会社
フィナンシャル・リンク株式会社	当初計画のH19/3期末より一期前倒しでH18/3期末には繰損解消予定	企業の資金・決済に関する金融関連サービスを銀行及びグループ会社と連携してトータルにコーディネートする戦略子会社
株式会社さくらケーシーエス	H19/3期黒字化	システム開発・情報処理業務子会社
アットローン株式会社	プロミスとの提携ローン事業開始に伴う先行費用の発生により赤字を計上予定。	個人向けローン専業会社
エヌ・アイ・エフベンチャーズ株式会社	17年10月1日にSMBCキャピタルと合併	ベンチャーキャピタル
ジャパン・ペンション・ナビゲーター株式会社	確定拠出年金マーケットの急成長を背景に業績は改善傾向にあるが、赤字基調からの脱却にはまだ時間がかかる見込み。	確定拠出年金業務遂行のための中核会社
有限会社スペース・サービス	H18/9期黒字化	三井住友銀リースの特定目的子会社
ブラジル三井住友銀行	H18/12期黒字化	在ブラジルのグローバル日系、非日系マルチナショナル企業宛貸金を主たる業務とする銀行子会社
SMBC MVI SPC	H18/3期黒字化により、繰損略解消の見込み。	米国における投資適格未満の企業宛シンジケート貸金市場への投資を行う子会社
SMBCインターナショナル・ファイナンス・エヌ・ブイ	収支均衡	三井住友銀行の自己資本拡充を目的に設立。三井住友銀行劣後保証付き社債を発行。
SMBC Leasing (Singapore) Pte. Ltd.	H17/12期黒字確保	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	H17/12期黒字確保	三井住友銀リースの海外現地法人
SMBC Leasing (Malaysia) Sdn. Bhd.	H18/12期黒字化	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算手続中	三井住友銀リースの海外現地法人

(図表 8)経営諸会議・委員会の状況 ［三井住友フィナンシャルグループ］

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月1回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
監査委員会 (取締役会の内部委員会)	社外取締役	取締役会長、取締役社長、監査部担当役員、社外取締役	監査部	四半期に1回、必要に応じ開催	グループ全体の内部監査方針および体制に関する事項等の審議
リスク管理委員会 (取締役会の内部委員会)	取締役会長	取締役会長、取締役社長、総務部担当役員、リスク統括部担当役員、企画部担当役員、社外取締役	総務部	必要に応じ開催	グループ全体のリスク管理およびコンプライアンスに関する事項のうち経営に重大な影響を与え得る異例な事項等の審議
人事委員会 (取締役会の内部委員会)	取締役会長	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議
報酬委員会 (取締役会の内部委員会)	社外取締役	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬、ストックオプションの付与等に関する事項の審議
グループ経営会議	取締役社長	取締役社長が指名する役員(三井住友銀行の役員を含む)、取締役会長、監査役	企画部	必要に応じ開催	グループ全体の業務執行、経営管理に関する事項等の討議・決定
内部監査会議 (グループ経営会議の一部を構成する会議)	取締役社長	グループ経営会議を構成する役員、監査部長、その他取締役社長が指名する者	監査部	四半期に1回、必要に応じ開催	グループ全体の内部監査方針および体制に関する事項等の討議・決定
システム戦略会議 (グループ経営会議の一部を構成する会議)	取締役社長	グループ経営会議を構成する役員、IT企画部長、企画部長、グループ事業部長、その他取締役社長が指名する者	IT企画部 企画部	半期に1回	グループ全体の情報システムに関する投資計画、開発優先順位付けに関する事項な等の討議・決定
グループ戦略会議	取締役社長	取締役社長が指名する者	企画部	原則四半期に1回	グループ各社の期初業務計画および同計画の進捗状況に関する意見交換、協議、報告
コンプライアンス委員会	総務部担当役員	総務部長、企画部長、グループ事業部長、コンシューマービジネス統括部、IT企画部長、人事部長、監査部長、その他委員長が指名する者	総務部	必要に応じ開催	グループ全体のコンプライアンス強化および企業倫理確立のために必要な諸施策の協議
グループCSR委員会	企画部担当役員	企画部長、グループ各社のCSR担当部室長、日本総合研究所創発センター所長(アドバイザー)、その他委員長が指名する者	企画部	原則年1回	社会貢献、環境活動を含む、グループ全体のCSR活動に関する事項の協議
情報開示委員会	財務部担当役員	広報部長、企画部長、財務部長、総務部長、その他委員長が指名する者	財務部	必要に応じ開催	情報開示に係る内容の適正性ならびに内部統制の有効性および改善策に関する事項の協議
監査役会	監査役会招集者である監査役	監査役(社外監査役含む)	ー	定期、必要に応じ開催	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法、その他の監査役の職務執行に関する事項の討議・決定

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月1回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
経営会議	頭取	頭取が指名する執行役員、取締役会長、監査役	経営企画部	必要に応じ開催	業務執行、経営管理に関する事項等の討議・決定
市場リスク会議（経営会議の一部を構成する会議）	頭取	経営会議を構成する役員、統合リスク管理部長、市場営業部門各部長、経営企画部長、業務監査部長、その他頭取が指名する者	統合リスク管理部、市場営業統括部	原則四半期に1回	市場リスク（含む流動性リスク）管理の基本方針、市場リスク関連極度の設定に関する事項等の討議・決定
信用リスク会議（経営会議の一部を構成する会議）	頭取	経営会議を構成する役員、融資企画部長、統合リスク管理部長、経営企画部長、資産監査部長、信用リスクマネジメント部長、その他頭取の指名する者	融資企画部	必要に応じ開催	信用リスク管理の基本方針、自己査定基準・償却・引当基準に関する事項等の討議・決定
システム戦略会議（経営会議の一部を構成する会議）	頭取	経営会議を構成する役員、情報システム企画部長、経営企画部長、事務統括部長、その他頭取の指名する者	情報システム企画部、経営企画部	半期に1回	情報システムに関する投資計画、開発優先順位付けに関する事項等の討議・決定
職務評価会議（経営会議の一部を構成する会議）	頭取	経営会議を構成する役員、人事部長、経営企画部長、その他頭取の指名する者	人事部	必要に応じ開催	経営に大きな影響を与える職務についての評価に関する事項等の討議・決定
内部監査会議（経営会議の一部を構成する会議）	頭取	経営会議を構成する役員、業務監査部長、資産監査部長、その他頭取が指名する者	業務監査部、資産監査部	原則四半期に1回	当行グループ全体の内部監査方針および体制に関する事項等の討議・決定
ALM委員会	統合リスク管理部担当役員、市場営業部門統括責任役員	経営企画部担当役員、市場営業部門各部長、統合リスク管理部長、経営企画部長、財務企画部長、業務監査部長、国際統括部長、その他頭取が指名する者	統合リスク管理部、市場営業統括部	原則月1回、但し市場リスク会議開催月は同会議にて審議を行う。	ALM運営にかかわる事項、ALMオペレーション方針等の審議、ALMオペレーション実績等の報告
信用リスク委員会	融資企画部担当役員	資産監査部担当役員、企業調査部担当役員、融資企画部長、資産監査部長、企業調査部長、信用リスクマネジメント部長、その他委員長が指名する者	融資企画部	原則年4回	大口集中リスク先について、審査部策定の与信方針の協議・検証、与信ポートフォリオ上の課題に関する協議等
オペレーショナルリスク委員会（17.7.29付設置）	総務部担当役員	経営企画部担当役員、統合リスク管理部担当役員、総務部長、経営企画部長、統合リスク管理部長、事務統括部長、情報システム企画部長、各業務部門統括部長、その他委員長が指名する者	総務部	原則年2回	オペレーショナルリスクに関する情報についての報告およびオペレーショナルリスクの削減のために必要な諸施策の協議
行内格付委員会	融資企画部担当役員	企業調査部担当役員、資産監査部担当役員、融資企画部長、企業調査部長、資産監査部長、協議対象個社の所管審査部長、その他委員長が指名する者	融資企画部	必要に応じ開催	個社の格付付与にかかる協議
コンプライアンス委員会	総務部担当役員	総務部長、経営企画部長、関連事業部長、融資企画部長、人事部長、お客さまサービス部長、情報システム企画部長、事務統括部長、業務監査部長、各業務部門統括部長、その他委員長が指名する者	総務部	必要に応じ開催	コンプライアンス強化および企業倫理確立のために必要な諸施策の協議

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
CS委員会	お客さまサービス部担当役員	個人部門統括責任役員、事務統括部担当役員、広報部長、経営企画部長、総務部長、お客さまサービス部長、事務統括部長、個人業務部長、法人統括部長、営業統括部長、国際統括部長、その他委員長が指名する者	お客さまサービス部	必要に応じ開催	顧客満足度向上に必要な諸施策の協議
人権啓発推進委員会	人事部担当役員	人事部長、経営企画部長、総務部長、お客さまサービス部長、事務統括部長、各業務部門統括部長、その他委員長が指名する者	人事部	原則年1回	人権啓発に関する推進の基本方針を確立し、同和問題・人権問題の研修を立案、実施
CSR委員会	経営企画部担当役員	広報部長、経営企画部長、融資企画部長、総務部長、人事部長、お客さまサービス部長、その他委員長が指名する者	経営企画部	原則年1回	社会貢献、環境活動を含む、当行グループのCSR活動に関する事項等の協議
情報開示委員会	財務企画部担当役員	広報部長、経営企画部長、財務企画部長、総務部長、その他委員長が指名する者	財務企画部	必要に応じ開催	情報開示に関する適正性、内部統制の有効性・改善策の、横断的・統一的な協議・検証
監査役会	監査役会の招集者である監査役	監査役（社外監査役含む）	－	定期、必要に応じ開催	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法、その他の監査役の職務執行に関する事項の討議・決定

[三井住友フィナンシャルグループ]

担当部	担当役員
広報部	種橋取締役
企画部	種橋取締役
財務部	種橋取締役
グループ事業部	種橋取締役
コンシューマービジネス統括部	月原副社長執行役員
IT企画部	木本専務執行役員
総務部	平澤取締役
人事部	平澤取締役
リスク統括部	平澤取締役
監査部	楠取締役副社長

[三井住友銀行]

担当部門・部			担当役員・統括責任役員
本社部門	コーポレートスタッフ部門	広報部	種橋常務執行役員
		経営企画部	種橋常務執行役員
		財務企画部	種橋常務執行役員
		関連事業部	種橋常務執行役員
		統合リスク管理部	木本専務取締役
		融資企画部・信用リスクマネジメント部	木本専務取締役
		総務部	平澤副頭取
		人事部・人材開発部	平澤副頭取
	コーポレートサービス部門	管理部	平澤副頭取
		情報システム企画部	木本専務取締役
		事務統括部・事務推進部	月原副頭取
		EC業務部	木本専務取締役
		企業調査部	平澤副頭取
		法務部	平澤副頭取
		お客さまサービス部	平澤副頭取
		融資管理部	西山専務取締役
		信託部	木本専務取締役
	業務監査部門	業務監査部	遠藤常務取締役
		資産監査部	遠藤常務取締役
業務部門	個人部門		月原副頭取
	法人部門		中野専務取締役
	企業金融部門		矢作副頭取
	営業審査第二部		西山専務取締役
	国際部門		吉松専務取締役
	市場営業部門		吉松専務取締役
	投資銀行部門		相京常務取締役

（図表10）貸出金の推移［三井住友銀行］

（残高） （億円）

		17/3月末 実績 (A)	17/9月末 実績 (B)	備考	18/3月末 計画 (C)
国内貸出	インパクトローンを含むベース	468,278	469,909		477,278
	インパクトローンを除くベース	462,224	463,479		471,224
中小企業向け貸出 （注）	インパクトローンを含むベース	172,963	169,282		170,463
	インパクトローンを除くベース	170,544	166,511		168,044
うち保証協会保証付貸出		14,795	13,557		12,795
個人向け貸出（事業用資金を除く）		136,475	138,937		143,475
うち住宅ローン		123,638	124,889		130,638
その他		158,840	161,690		163,340
海外貸出		32,398	39,583		33,398
合計		500,676	509,492		510,676

（注）中小企業向け貸出とは、資本金又は出資金3億円（但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円）以下の
法人または常用する従業員が300人（但し、卸売業・サービス業は100人、小売業・飲食業は50人）以下の法人向け貸出（個人
に対する事業用資金を含む）を指す。ただし、当社の連結子会社・持分法適用会社向け貸出を除く。

（増減額・実勢ベースを算出するうえで考慮すべき要因考慮後）

（億円）

		17/9月期 実績 (B)-(A)+(ｱ)	備考	18/3月期 計画 (C)-(A)+(ｲ)
国内貸出	インパクトローンを含むベース	13,917		15,000
	インパクトローンを除くベース	13,541		15,000
中小企業向け貸出	インパクトローンを含むベース	2,395		500
	インパクトローンを除くベース	2,043		500

（実勢ベースを算出するうえで考慮すべき要因（インパクトローンを除くベース））

（億円 、（ ）内はうち中小企業向け貸出）

	17/9月期 実績 (ｱ)		備考	17年度中 計画 (ｲ)	
不良債権処理	5,787	(2,691)		(	)
貸出金償却（注1）	2,281	(35)		(	)
部分直接償却実施額（注2）	549	(270)		(	)
協定銀行等への資産売却額（注3）	0	(0)		(	)
上記以外への不良債権売却額	1,376	(1,240)		(	)
その他の処理額（注4）	1,581	(1,146)		(	)
債権流動化（注5）	2,767	(433)		(	)
私募債等（注6）	3,732	(2,952)		(	)
子会社等（注7）	0	(0)		(	)
計	12,286	(6,076)		6,000	(3,000)

（注1）無税化（法人税基本通達9－6－1、9－6－2、9－4－1、9－4－2）を事由とする直接償却額。

（注2）部分直接償却当期実施額。

（注3）金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。

（注4）その他の不良債権処理による残高減少額。

（注5）主として正常債権の流動化額。

（注6）私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。

（注7）連結子会社・持分法適用会社向け貸出のうち、中小企業向け信用供与の円滑化に資するもの。

種　類	現在の管理体制	当期における改善等の状況
信用リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「信用リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。	17 年度の信用リスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(17/3)）に則った管理・運営を実施中。
	[体制・リスク管理部署] ・取締役会において、「信用リスク管理の基本方針」等の重要事項を決議。 ・グループ全体の信用リスク管理を統括する機能を有した「リスク統括部」を設置。 ・グループ各社は「信用リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　内部格付体制の整備等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の信用リスク管理に係る規程・基本方針の体系・内容の整備。
	[リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・業務特性に応じた信用リスクの統合的管理 ・個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的に把握・管理 ・モニタリング・システムを整備し、経常的かつ効率的に信用リスクを管理 ・与信権限と与信責任を明確化した公正な与信運営 ・原則、業務推進部門、審査部門等から独立した資産監査部門の設置による、信用リスク管理体制、与信運営方針、与信ポートフォリオ状況等の監査の実施による牽制体制の確保	17 年度グループ全体のリスク管理の基本方針に則ったグループ会社の連結ベースの管理・運営を実施中。 （17 年 6 月、大口集中リスク先について、審査部策定の与信方針の協議・検証、与信ポートフォリオ上の課題に関する協議等を行う「信用リスク委員会」を設置。）
市場リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。	17 年度の市場リスク・流動性リスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(17/3)）に則った管理・運営を実施中。
	[体制・リスク管理部署] ・取締役会において、「市場リスク・流動性リスク管理の基本方針」等の重要事項を決議。 ・グループ全体の市場リスク管理を統括する機能を有した「リスク統括部」を設置。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	グループ各社の 17 年度下期市場リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の市場リスク管理に係る規程・基本方針の体系・内容の整備。

種　類	現在の管理体制	当期における改善等の状況
	[リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理 ・自己資本等の経営体力や業務運営方針等を勘案し、リスク許容量の上限を設定した管理 ・リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	17 年度グループ全体のリスク管理の基本方針に則ったグループ会社の連結ベースの管理・運営を実施中。
流動性リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会において、「市場リスク・流動性リスク管理の基本方針」等の重要事項を決議。 ・グループ全体の流動性リスク管理を統括する機能を有した「リスク統括部」を設置。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理の実施 ・資金繰り計画、外部環境及び調達状況等を勘案し、リスク許容量の上限設定による定量的な管理やコンティンジェンシープランの策定等による管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	17 年度の市場リスク・流動性リスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(17/3))に則った管理・運営を実施中。 グループ各社の 17 年度下期流動性リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の流動性リスク管理に係る規程・基本方針の体系・内容の整備。 17 年度グループ全体のリスク管理の基本方針に則ったグループ会社の連結ベースの管理・運営を実施中。

オペレーショナルリスク	**[規定・基本方針]** グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「オペレーショナルリスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 **[体制・リスク管理部署]** ・取締役会において、「オペレーショナルリスク管理の基本方針」等の重要事項を決議。 ・グループ全体のオペレーショナルリスク管理を統括する機能を有した「総務部」が、リスク統括部と共に、網羅的、体系的な管理を実施。 ・グループ各社は「オペレーショナルリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 **[リスク管理手法]** 以下の原則に則り適切な管理を実施する。 ・業務とリスクの特性に応じて、重要なリスクの認識、評価、コントロール、モニタリングをするための効果的なフレームワークの整備 ・重要性に応じた連結ベースでのリスク管理 ・リスクの顕在化に備えた事故処理態勢、緊急時態勢の整備 ・内部監査部署によるリスク管理態勢の監査	17年度のオペレーショナルリスク管理の基本方針に一部条項を追加することを取締役会にて決議(17/7)。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ グループ各社のオペレーショナルリスク管理に係る規程・基本方針の体系・内容の整備。 (三井住友銀行においては、オペレーショナルリスク委員会を設置) 基本方針を踏まえた管理体制ならびに管理方法の整備を指導。	
事務リスク	**[規定・基本方針]** グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「事務リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 **[体制・リスク管理部署]** ・取締役会において、「事務リスク管理の基本方針」等の重要事項を決議。 ・グループ全体の事務リスク管理を統括する機能を有した「総務部」が、リスク統括部と共に、網羅的、体系的な管理を実施。 ・グループ各社は「事務リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 **[リスク管理手法]** 「全ての業務に事務リスクが所在する」との認識に基き、以下の原則に則り適切な管理を実施する。 ・リスク特性に鑑み、以下の機能を所管する部署を明確にし、関係部署が連携して管理を実施 「事務リスク統括」「事務規定の整備」「事務指導及び研修」「個別不祥事件・事務ミス・苦情等の処理」 ・内部管理の一環として実施する自店検査制度の整備 ・アウトソーシングにおける事務リスク管理 ・コンティンジェンシープランの策定等、緊急時対応の整備 ・重要性に応じた連結ベースでのリスク管理の実施	17年度の事務リスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(17/3))に則った管理・運営を実施中。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の事務リスク管理に係る規程・基本方針の体系・内容の整備。 17年度グループ全体のリスク管理の基本方針に則ったグループ会社の連結ベースの管理・運営を実施中。	

種　類	現在の管理体制	当期における改善等の状況
	・リスクの特性に応じ資本と関係付けたリスク管理を行うための計量化と定量的管理	
システムリスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「システムリスク管理の基本方針」を定期的かつ必要に応じ見直し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会において、「システムリスク管理の基本方針」等の重要事項を決議。 ・グループ全体のシステムリスク管理を統括する機能を有した「IT企画部」を設置し、リスク統括部と共に網羅的、体系的な管理を実施。 ・グループ各社は「システムリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・経営戦略の一環としてシステムを捉えるシステム戦略方針を策定 ・システム戦略方針に基づき、情報システムの効果と、そのシステムリスク・コストを総合的に勘案した企画立案 ・セキュリティ対策に関する統一方針として、情報システムのセキュリティポリシーを策定 ・情報システムの特性に応じたセキュリティ対策の策定とその維持・管理 ・システムリスクの発現による損失の影響を最小限に抑え、迅速かつ効率的に必要な業務の再開を行うため、コンティンジェンシープランを策定	17年度のシステムリスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(17/3))に則った管理・運営を実施中。 グループ各社宛に基本方針を踏まえた管理体制整備を継続指導。 17年度のシステム戦略方針(グループシステム戦略会議にて決議(17/3))に則った管理・運営を実施中。
コンプライアンス(法務リスクを含む)	[規定・基本方針] グループ全体のコンプライアンス体制の強化・整備を行うに際しての基本的事項を定めた「コンプライアンス・マニュアル」を制定すると共に、取締役会決議を経た上で「コンプライアンス・プログラム」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会・グループ経営会議の下、「コンプライアンス委員会」を設置し、コンプライアンスに関する重要事項の審議を実施。 ・グループ全体のコンプライアンスを統括する機能を有した「総務部」を設置し、網羅的、体系的な管理を実施。 ・グループ各社は、社会的責任に関する共通理念である「ビジネス・エシックス」や持株会社の「コンプライアンス・マニュアル」にて定められた「普遍的な原則や指針」に基づいて、自らの業務形態・リスクの状況等に応じた、自社のコンプライアンス体制を整備。	取締役会にて策定した17年度コンプライアンス・プログラムに則り、以下の施策を実施。 ・ コンプライアンス・オフィサーの独立性確保、牽制機能強化を目的に、コンプライアンス・マニュアルを一部改定(17/4)。 ・ グループ全体のコンプライアンス体制を強化すべく、以下を実施。 　－グループ会社定例打合会を開催。 　－グループ会社に対するヒアリング等を通じて、グループ会社の体制整備状況のモニタリングを実施。



[リスク管理手法]
以下の原則に則り適切な管理を実施。
・グループ各社が毎年度策定するコンプライアンス・プログラムの
　策定・進捗状況に関する管理を実施し、取締役会に報告。
・グループ各社からの協議・報告を通じた管理の実施。
・「法務リスク管理手続」に基づく管理の実施。
・グループ会社定例打合会や個別面談を通じた管理の実施。

(図表13)金融再生法開示債権の状況

(億円)

	17/3月末 実績(単体)	17/3月末 実績(連結)	17/9月末 実績(単体)	17/9月末 実績(連結)
破産更生債権及び これらに準ずる債権	4,483	4,810	3,017	3,941
危険債権	9,244	10,742	7,238	8,301
要管理債権	4,519	7,678	3,805	6,221
小計	18,246	23,230	14,060	18,463
正常債権	534,526	570,948	549,707	591,451
合計	552,772	594,178	563,767	609,914

(注)単体は三井住友銀行の計数を表示しております。

引当金の状況

(億円)

	17/3月末 実績(単体)	17/3月末 実績(連結)	17/9月末 実績(単体)	17/9月末 実績(連結)
一般貸倒引当金	4,176	6,336	3,932	5,974
個別貸倒引当金	5,676	6,361	3,752	4,361
特定海外債権引当勘定	39	39	37	37
貸倒引当金 計	9,891	12,736	7,721	10,372
債権売却損失引当金	－	－	－	－
特定債務者支援引当金	－	－	－	－
小 計	9,891	12,736	7,721	10,372
特別留保金	－	－	－	－
債権償却準備金	－	－	－	－
小 計	－	－	－	－
合 計	9,891	12,736	7,721	10,372

(注)単体は三井住友銀行の計数を表示しております。

(図表14)リスク管理債権情報

（億円、%）

	17/3月末 実績(単体)	17/3月末 実績(連結)	17/9月末 実績(単体)	17/9月末 実績(連結)
破綻先債権額(A)	460	683	722	897
延滞債権額(B)	12,380	13,990	8,989	10,847
3か月以上延滞債権額(C)	269	294	513	538
貸出条件緩和債権額(D)	4,250	7,307	3,292	5,603
①金利減免債権	544	614	439	507
②金利支払猶予債権	0	3	0	1
③経営支援先に対する債権	–	–	7	7
④元本返済猶予債権	3,634	6,610	2,845	5,079
⑤その他	72	80	1	9
合計(E)=(A)+(B)+(C)+(D)	17,359	22,274	13,516	17,885
部分直接償却	15,046	17,238	10,916	13,169
比率　(E)/総貸出	3.5%	4.1%	2.7%	3.2%

(注1)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、
　　　平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものに
　　　ついては最も適当と判断した項目に計上しております。

(注2)単体は三井住友銀行の計数を表示しております。

(図表15)不良債権処理状況

[三井住友銀行(単体)]　　　　　　　　　　　　　　　　　　　　　　　　　　　（億円）

	17/3月期 実績	17/9月期 実績	18/3月期 見込み
不良債権処理損失額(A)	13,063	1,540	
個別貸倒引当金繰入額	4,741	1,227	
貸出金償却等(C)	8,360	315	
貸出金償却	6,058	168	
協定銀行等への資産売却損(注)	5	2	
その他債権売却損	1,375	145	
債権放棄損	922	—	
債権売却損失引当金繰入額	—	—	
特定債務者支援引当金繰入額	—	—	
特定海外債権引当勘定繰入	△ 38	△ 2	
一般貸倒引当金繰入額(B)	△ 3,515	△ 243	
合計(A)＋(B)	9,548	1,297	3,000

〈参考〉

	17/3月期 実績	17/9月期 実績	18/3月期 見込み
貸倒引当金目的取崩による直接償却等(D)	4,436	4,312	—
グロス直接償却等(C)＋(D)	12,796	4,627	—

[三井住友フィナンシャルグループ(連結)]　　　　　　　　　　　　　　　　　　（億円）

	17/3月期 実績	17/9月期 実績	18/3月期 見込み
不良債権処理損失額(A)	13,980	2,160	
個別貸倒引当金繰入額	4,939	1,438	
貸出金償却等(C)	9,079	724	
貸出金償却	6,672	427	
協定銀行等への資産売却損(注)	6	2	
その他債権売却損	1,479	295	
債権放棄損	922	—	
債権売却損失引当金繰入額	—	—	
特定債務者支援引当金繰入額	—	—	
特定海外債権引当勘定繰入	△ 38	△ 2	
一般貸倒引当金繰入額(B)	△ 2,012	△ 395	
合計(A)＋(B)	11,968	1,765	

〈参考〉

	17/3月期 実績	17/9月期 実績	18/3月期 見込み
貸倒引当金目的取崩による直接償却等(D)	5,409	4,565	—
グロス直接償却等(C)＋(D)	14,488	5,289	—

(注)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

（図表17）倒産先一覧（17年9月期）［三井住友銀行（単体）］

（件、億円）

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	0	0	0	0
4A	0	0	0	0
4B	1	1	1	1
4C	6	31	4	20
5A	5	11	3	9
5B	13	32	7	25
5C	13	30	15	24
6	9	39	13	44
7	39	811	40	120
8	12	35	14	464
9	6	235	23	1,057
格付なし	63	574	47	35
計	167	1,799	167	1,799

（注1）「格付なし」には、個人、財務データ未登録の法人等を含む。

（注2）　小口（与信額50百万円未満）は除く。

（注2）　金額は与信ベースにて記載。

（参考）　金融再生法開示債権の状況

	17年9月末実績（億円）
破産更生債権及び これらに準ずる債権	3,017
危険債権	7,238
要管理債権	3,805
正常債権	549,707
総与信残高	563,767

(図表18)評価損益総括表(17年9月末)[三井住友銀行(単体)]

有価証券　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	7,974	△ 74	14	88
	債券	7,879	△ 78	10	88
	株式	－	－	－	－
	その他	95	＋ 4	4	－
	金銭の信託(注1)	－	－	－	－
子会社等	有価証券(注1, 2)	14,771	＋ 1,169	1,169	－
	債券	－	－	－	－
	株式	5,741	＋ 1,169	1,169	－
	その他	9,030	－	－	－
	金銭の信託(注1)	－	－	－	－
その他	有価証券(注1, 2)	208,882	＋ 8,516	10,139	1,623
	債券	136,243	△ 803	29	832
	株式	31,652	＋ 9,454	9,801	347
	その他	40,987	△ 135	309	444
	金銭の信託(注1)	8	＋ 2	2	－

その他　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,054	2,864	△ 190	118	308
その他不動産	－	－	－	－	－
その他資産	－	－	－	－	－

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券等時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。

但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1ヶ月の市場価格の平均による時価に基づき算出しております。

(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」中の譲渡性預け金を含んでおります。

(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月及び平成14年3月に実施しております。

なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成17年9月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(17年9月末)[三井住友フィナンシャルグループ(連結)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1,2)	8,236	△ 74	14	88
	債券	7,881	△ 78	10	88
	株式	―	―	―	―
	その他	355	+ 4	4	―
	金銭の信託(注1)	―	―	―	―
子会社等	有価証券(注1,2)	4,275	+ 315	315	―
	債券	―	―	―	―
	株式	4,202	+ 315	315	―
	その他	73	―	―	―
	金銭の信託(注1)	―	―	―	―
その他	有価証券(注1,2)	224,570	+ 8,977	10,704	1,727
	債券	145,822	△ 831	49	880
	株式	33,143	+ 9,927	10,315	388
	その他	45,605	△ 119	340	459
	金銭の信託(注1)	8	+ 2	2	―

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,087	2,887	△ 200	118	318
その他不動産	―	―	―	―	―
その他資産	―	―	―	―	―

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券等時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
　　　但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1ヶ月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中の売掛債権等の信託受益権を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を平成10年3月、平成11年3月及び平成14年3月に実施しております。
　　　なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び平成17年9月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表[(株)三井住友フィナンシャルグループ(連結)]

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	17/3月末	17/9月末	17/3月末	17/9月末
金融先物取引	1,261,025	1,496,327	―	―
金利スワップ	2,833,429	3,003,234	36,258	34,549
通貨スワップ	180,984	196,433	14,402	13,490
先物外国為替取引	401,947	441,555	9,361	11,777
金利オプションの買い	56,356	52,968	740	638
通貨オプションの買い	25,649	28,936	1,818	1,572
その他の金融派生商品	211,865	176,053	1,340	1,817
一括ネッティング契約による与信相当額削除効果	―	―	△ 31,362	△ 32,518
合　計	4,971,255	5,395,506	32,556	31,326

(注)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

(図表20)信用力別構成(17年9月末時点)[三井住友銀行(単体)]

(億円)

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合　計
信用リスク相当額(与信相当額)	1,583	0	37	1,620
信用コスト	1	0	1	2
信用リスク量	4	0	1	5

(注1) 市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する
　　　 金利、為替系デリバィティブ取引を対象として試算しております。
(注2) 外部格付を取得していない先。

Progress Report on the Plan
for Strengthening the Financial Base

(Selected data from the original Japanese report)

December 2005

Sumitomo Mitsui Financial Group, Inc.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Financial Group (Non-consolidated)]

Holding company established in December 2002

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>			(Billions of yen)
Total assets	3,360.6	3,478.4	3,697.2
Loans and bills discounted	40.0	40.0	0.9
Securities	3,250.0	3,368.2	3,622.3
Total liabilities	231.9	332.8	419.3
Total stockholders' equity	3,172.7	3,319.6	3,312.7
Capital stock	1,247.7	1,352.7	1,352.7
Capital reserve	1,247.8	1,352.8	1,352.8
Other capital surplus	499.5	499.5	499.5
Earned surplus reserve	-	-	-
Retained earnings*	178.7	384.5	378.5
Treasury stock	(1.0)	(269.9)	(270.8)
(Income)			(Billions of yen)
Ordinary profit	51.2	253.4	12.4
Dividends on investments in subsidiaries and affiliates	47.3	251.7	12.0
Expenses	3.0	2.6	1.7
Personnel expenses	1.7	1.2	0.7
Non-personnel expenses	1.3	1.4	0.9
Extraordinary gains	-	-	27.6
Extraordinary losses	-	-	-
Income before income taxes	51.2	253.4	40.0
Income taxes, current	0.0	(0.3)	0.0
Income taxes, deferred	0.7	1.5	1.6
Net income	50.5	252.2	38.4
(Dividend)			(Billions of yen, yen, %)
Distributable profit	677.3	614.1	
Dividend (including interim dividend)	46.4	44.4	-
Dividend of common stock	17.4	17.6	-
Dividend of preferred stock <public funds>	14.5	12.7	-
Dividend of preferred stock <others>	14.5	14.1	-
Dividend per share (common stock) (yen)	3,000	3,000	-
Dividend per share (Type 1 preferred stock) (yen)	10,500	10,500	-
Dividend per share (Type 2 preferred stock) (yen)	28,500	28,500	-
Dividend per share (Type 3 preferred stock) (yen)	13,700	13,700	-
Dividend per share (Type 4 preferred stock 1st to 12th Series) (yen)	135,000	135,000	-
Dividend per share (Type 4 preferred stock 13th Series) (yen)	67,500	67,500	-
Dividend per share (Type 6 preferred stock 1st Series) (yen)	-	728	-
Dividend rate (preferred stock <public funds>)	1.11	1.15	-
Dividend rate (preferred stock <others>)	2.93	2.96	-
Payout ratio	80.97	7.81	-
(Financial indicators)			(%)
ROE (Net income / Stockholders' equity <average balance>)	1.59	7.77	2.31
ROA (Net income / Total assets <average balance>)	1.50	7.25	2.07

*Retained earnings excluding Earned surplus reserve.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>			(Billions of yen)
Total assets	94,506.6	96,029.8	96,113.4
Loans and bills discounted	54,244.9	50,808.9	50,180.5
Securities	23,815.1	23,703.0	22,550.7
Trading assets	2,993.7	5,128.8	5,833.7
Deferred tax assets <term-end balance>	1,590.5	1,502.2	1,328.5
Total liabilities	92,362.4	93,844.9	94,149.8
Deposits, NCD	62,553.4	65,227.6	66,718.4
Bonds	-	-	-
Trading liabilities	1,842.5	4,006.4	4,425.6
Deferred tax liabilities <term-end balance>	-	-	-
Deferred tax liabilities for Land revaluation <term-end balance>	55.5	90.0	49.6
Total stockholders' equity	2,870.9	2,752.7	3,171.2
Capital stock	560.0	665.0	665.0
Capital reserve	879.7	1,009.9	665.0
Other capital surplus	357.6	357.6	702.5
Earned surplus reserve	-	-	-
Retained earnings*1	676.1	291.3	607.9
Land revaluation excess	81.1	42.3	24.5
Net unrealized gains (losses) on other securities	316.4	386.6	506.3
Treasury stock	-	-	-
(Income)			(Billions of yen)
Gross banking profit	1,584.1	1,522.9	766.6
Interest income	1,392.3	1,318.7	663.0
Interest expenses	305.3	346.2	208.7
Net fees and commissions	226.9	300.7	167.7
Net trading income	280.7	131.6	3.6
Net other operating income (loss)	(10.5)	118.1	141.0
Gains (losses) on bonds	22.7	(21.6)	28.4
Banking profit (before provision for general reserve for possible loan losses)	1,000.1	940.5	474.2
Banking profit	1,000.1	1,292.0	498.5
Provision for general reserve for possible loan losses	-	(351.5)	(24.3)
Expenses	584.0	582.4	292.4
Personnel expenses	221.3	204.1	98.9
Non-personnel expenses	332.2	341.5	177.0
Credit related costs*2	869.2	1,306.3	154.0
Gains (losses) on stocks	103.9	(118.7)	25.0
Losses on devaluation of stocks	10.7	227.6	8.8
Ordinary profit (loss)	185.1	(71.7)	359.8
Extraordinary gains*2	166.8	1.6	2.4
Extraordinary losses	33.1	30.0	7.1
Income taxes, current	12.7	(1.8)	5.1
Income taxes, deferred	5.0	38.5	51.3
Net income (loss)	301.1	(136.8)	298.7
(Dividend)			(Billions of yen)
Distributable profit	793.0	442.4	/
Dividend (including interim dividend)		/	/
Dividend of common stock		/	/
Dividend of preferred stock <public funds>		/	/
Dividend of preferred stock <others>		/	/
Dividend per share (common stock) (yen)		/	/
Dividend rate (preferred stock <public funds>)	/	/	/
Dividend rate (preferred stock <others>)	/	/	/
Payout ratio	/	/	/

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
(Financial indicator)			(%)
Yield on interest earning assets (A)	1.71	1.66	1.70
Interest earned on loans (B)	1.79	1.85	1.93
Interest earned on securities	1.04	1.10	1.06
Total cost of funding (including expenses) (C)	1.07	1.12	1.22
Interest paid on deposits (including NCD) (D)	0.14	0.16	0.29
Expense ratio (E)	0.93	0.89	0.87
Personnel expense ratio	0.35	0.31	0.29
Non-personnel expense ratio	0.52	0.52	0.52
Overall interest spread (A) - (C)	0.64	0.53	0.47
Interest spread (B) - (D) - (E)	0.72	0.79	0.76
Non-interest income ratio	14.32	19.74	21.87
OHR (Expenses / Gross banking profit)	36.86	38.24	38.14
ROE*3	38.83	33.44	31.93
ROA*4	1.12	1.04	1.05

*1 Figures are sum of Voluntary reserves and Unappropriated retained earnings.

*2 For FY03, Extraordinary gains include JPY 65.8 billion of Reversal of loan loss reserves and Reversal of reserve for losses on loans sold.
Accordingly, Total credit cost for FY03 (Credit related costs + Reversal of loan loss reserves + Reversal of reserve for losses on loans sold) was JPY 803.4 billion.

*3 Banking profit before provision for general reserve for possible loan losses

Stockholders' equity <average balance>

*4 Banking profit (before provision for general reserve for possible loan losses) /

(Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

(Reference) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY03 Actual	FY04 Actual	1st half, FY05 Actual

(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>

(Billions of yen)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Total assets	96,902.8	98,520.0	98,679.9
Total liabilities	94,488.6	96,040.2	96,394.9
Total stockholders' equity	3,148.5	3,065.0	3,501.7
Capital stock	662.6	767.6	791.6
Capital reserve	961.2	1,091.4	770.4
Other capital surplus	399.0	399.0	702.5
Earned surplus reserve	1.0	1.0	1.0
Retained earnings*1	718.2	364.7	689.3
Land revaluation excess	81.1	42.3	24.5
Net unrealized gains (losses) on other securities	325.3	399.0	522.3
Treasury stock	-	-	-

(Income) (Billions of yen)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Total net business profits*2	1,049.6	998.0	503.1
Ordinary profit (loss)	225.9	(22.1)	387.3
Extraordinary gains (losses)	134.4	(23.2)	(1.7)
Income taxes, current	36.2	57.8	68.3
Income taxes, deferred			
Net income (loss)	324.2	(103.1)	317.4

(Dividend) (Billions of yen, %)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Distributable profit <including the holding company>	1,553.8	1,171.4	
Payout ratio (for Common stock of the holding company)	5.89	-	-

(Financial indicator) (%)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
ROE (Total net business profits / Stockholders' equity <average balance>)	36.74	32.12	30.64
ROA (Total net business profits / Total assets <average balance>)	1.08	1.01	1.01

*1 Retained earnings excluding Earned surplus reserve.

*2 Figures are sum of Banking profit of Sumitomo Mitsui Banking Corporation and Operating profit of other three companies.

(Reference) Retained Earnings [Sumitomo Mitsui Financial Group, Inc. + Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

(Billions of yen)

	FY04 Actual	1st half, FY05 Actual
Retained earnings*	1,648.8	2,255.7
Other capital surplus	898.5	1,202.0

* Sum of Retained earnings of Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd.
(Retained earnings of Sumitomo Mitsui Card Company, Ltd. are included in the figures according to the ownership ratio of Sumitomo Mitsui Financial Group)

(Table 1-2) Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

	FY04 Actual	1st half, FY05 Actual
(Scale)<term-end balance>		(Billions of yen)
Total assets	99,731.9	102,233.8
Loans and bills discounted	54,799.8	56,095.0
Securities	24,233.7	23,579.6
Trading assets	3,769.1	3,627.6
Deferred tax assets	1,598.2	1,414.7
Total liabilities	95,934.9	97,897.0
Deposits, NCD	71,188.1	71,772.3
Bonds	-	-
Trading liabilities	2,110.5	1,786.2
Deferred tax liabilities	45.3	47.4
Deferred tax liabilities for land revaluation	91.0	50.5
Minority interests	1,021.2	1,074.5
Total stockholders' equity	2,775.7	3,262.3
Capital stock	1,352.7	1,352.7
Capital surplus	974.3	974.3
Retained earnings	330.0	697.9
Land revaluation excess	57.9	37.8
Net unrealized gains (losses) on other securities	410.7	533.1
Foreign currency translation adjustments	(79.9)	(62.6)
Treasury stock	(269.9)	(270.8)

(Income)		(Billions of yen)
Ordinary income	3,580.8	1,757.9
Interest income	1,521.7	769.3
Fees and commissions	598.7	332.2
Trading profits	144.6	12.4
Other operating income	1,058.3	576.5
Other income	257.5	67.4
Ordinary expenses	3,611.1	1,294.1
Interest expenses	350.4	215.6
Fees and commissions	80.0	49.2
Trading losses	0.2	0.2
Other operating expenses	867.7	403.6
General and administrative expenses	852.7	421.6
Other expenses	1,460.1	203.9
Write-off of loans	759.4	42.7
Transfer to reserve for possible loan losses	288.9	104.1
Transfer to general reserve for possible loan losses	(201.2)	(39.5)
Transfer to specific reserve for possible loan losses	493.9	143.8
Ordinary profit	(30.3)	463.8
Extraordinary gains	9.1	61.4
Extraordinary losses	87.3	13.9
Income before income taxes	(108.5)	511.3
Income taxes, current	21.8	32.4
Income taxes, deferred	52.9	60.7
Minority interests in net income	51.0	25.9
Net income	(234.2)	392.3

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Capital stock	1,247.7	1,352.7	1,352.7
Noncumulative perpetual preferred stock	-	-	-
Capital surplus	865.3	974.3	974.3
Retained earnings*1	564.8	285.6	697.9
Minority interests in consolidated subsidiaries	990.4	1,012.9	1,064.2
Preferred securities	814.0	816.9	827.5
Net unrealized losses on other securities	-	-	-
Treasury stock	(3.0)	(269.9)	(270.8)
Foreign currency translation adjustments	(71.8)	(79.9)	(62.6)
Goodwill	(0.1)	(0.1)	(0.1)
Consolidated adjustment account	(21.7)	(13.4)	(9.4)
Others	-	-	-
Total Tier I	3,571.6	3,262.3	3,746.1
<Tax effect>	<1,666.4>	<1,552.9>	<1,367.2>
Unrealized gains on securities	249.4	317.1	410.9
Land revaluation excess	68.5	67.1	39.9
General reserve for possible loan losses	740.1	633.5	597.4
Perpetual subordinated debts	755.6	880.0	1,119.6
Others	-	-	-
Total upper Tier II	1,813.6	1,897.6	2,167.8
Dated subordinated debts, preferred stock	1,603.0	1,657.3	1,591.3
Others	-	-	-
Total lower Tier II	1,603.0	1,657.3	1,591.3
Total Tier II	3,416.5	3,555.0	3,759.1
<Amounts counted as qualifying capital>	<3,416.5>	<3,262.3>	<3,746.1>
Tier III	-	-	-
Deductions	(250.8)	(504.4)	(548.0)
Total capital	6,737.4	6,020.1	6,944.2

(Billions of yen)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Risk-adjusted assets	59,204.1	60,552.6	63,127.9
On-balance-sheet items	54,649.9	54,897.9	56,978.5
Off-balance-sheet items	4,283.3	5,300.9	5,736.3
Others*2	270.8	353.9	413.1

(%)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Capital ratio	11.37	9.94	11.00
Tier I ratio	6.03	5.38	5.93

*1 Expected payouts excluded.

*2 Figures equivalent to market risk divided by 8%.

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Capital stock	560.0	665.0	665.0
Noncumulative perpetual preferred stock	-	-	-
Capital reserve	879.7	1,009.9	665.0
Other capital surplus	357.6	357.6	702.5
Earned surplus reserve	-	-	-
Voluntary reserves*1	221.5	221.5	221.5
Profit brought forward to next year*2	253.1	68.5	350.8
Others*3	764.5	784.3	830.0
Preferred securities	759.1	776.7	827.5
Net unrealized losses on other securities	-	-	-
Treasury stock	-	-	-
Goodwill	-	-	-
Total Tier I	3,036.4	3,106.8	3,434.9
<Tax effect>	<1,590.5>	<1,502.2>	<1,328.5>
Unrealized gains on securities	239.8	293.0	383.8
Land revaluation excess	61.5	59.6	33.4
General reserve for possible loan losses	661.7	417.6	393.2
Perpetual subordinated debts	755.6	880.0	1,119.6
Others	-	-	-
Total upper Tier II	1,718.7	1,650.1	1,930.0
Dated subordinated debts, preferred stock	1,565.6	1,618.3	1,552.3
Others	-	-	-
Total lower Tier II	1,565.6	1,618.3	1,552.3
Total Tier II	3,284.2	3,268.4	3,482.3
<Amounts counted as qualifying capital>	<3,036.4>	<3,106.8>	<3,434.9>
Tier III	-	-	-
Deductions	(55.7)	(95.6)	(108.3)
Total capital	6,017.2	6,118.0	6,761.5

(Billions of yen)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Risk-adjusted assets	52,939.7	54,034.5	56,304.0
On-balance-sheet items	48,816.7	48,910.7	50,631.2
Off-balance-sheet items	3,925.4	4,818.9	5,329.2
Others*4	197.6	304.9	343.6

(%)

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
Capital ratio	11.36	11.32	12.00
Tier I ratio	5.73	5.74	6.10

*1 Excluding profits to be appropriated.

*2 Unappropriated retained earnings minus expected payouts.

*3 Minority interests in consolidated subsidiaries and Foreign currency translation adjustments.

*4 Figures equivalent to market risk divided by 8%.

(Table 5) Earnings by Business Unit

<Sumitomo Mitsui Banking Corporation (Non-consolidated)>

(Billions of yen)

	FY04 Actual	1st half, FY05 Actual
Net interest income	271.5	140.3
Fees and commissions + Foreign exchange	86.0	51.7
Consumer Banking Unit	357.5	192.0
Net interest income	323.6	176.0
Fees and commissions + Foreign exchange	330.6	154.6
Middle Market Banking Unit	654.2	330.6
Net interest income	97.0	53.2
Fees and commissions + Foreign exchange	89.8	41.6
Corporate Banking Unit	186.8	94.8
Marketing business	82.0	47.9
Treasury business	1.6	0.9
International Banking Unit	84.4	48.3
Net interest income	10.5	-
Fees and commissions + Foreign exchange	1.4	-
Community Banking Unit	11.9	-
Treasury Unit	222.8	123.7
Headquarters	5.3	(22.8)
Gross banking profit	1,522.9	766.6
Expenses	(582.4)	(292.4)
Banking profit (before provision for general reserve for possible loan losses)	940.5	474.2

(Note) FY04 result of Headquarters include result of Asset Restructuring Unit.

1st half, FY05 result reflects reorganization in April 2005.

(dissolution of Community Banking Unit and Asset Restructuring Unit)

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	Mar. 31, '04 Actual	Mar. 31, '05 Actual	Sep. 30, '05 Actual
(Number of employees and directors)			
Directors	24	25	22
Board of directors*1	17(2)	18(2)	15(2)
Corporate auditors*1	7(3)	7(3)	7(3)
Employees*2	22,348	21,020	21,290

*1 Figures in the brackets indicate the number of part-timer.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

(Number of offices)			
Domestic branches*1	435	425	412
Overseas branches*2	20	17	17
(Reference) Overseas subsidiaries*3	25	27	27

*1 Excluding sub-branches, agencies, specialized branches for receiving money transfers, specialized branches for

controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3 Excluding overseas subsidiaries with ownership of 50% or less.

	FY03 Actual	FY04 Actual	1st half, FY05 Actual
(Personnel expenses)			
Personnel expenses (Millions of yen)	222,969	205,305	99,542
Salary and remuneration (Millions of yen)	172,562	165,878	82,660
Average monthly salary (Thousands of yen)	496	494	484

(Note) Average age of the employees: 38.6 (as of September 30, '05)

(Remuneration and bonus for directors)   (Millions of yen)

Remuneration and bonus for directors*1	512	552	247
Remuneration	512	552	247
Bonus	0	0	0
Average remuneration and bonus for full-time directors	25	25	26
Average retirement allowances for directors	(*2) 43	33	72

*1 Sum of personnel expenses and profit appropriation, including rewards for executive officers

in case concurrently appointed.

*2 Excluding the former Wakashio Bank.

(Non-personnel expenses)   (Millions of yen)

Non-personnel expenses*1	328,764	339,149	175,229
System related cost*2	76,929	79,536	38,923
Other than system related cost	251,835	259,613	136,306

*1 Excluding management guidance fee paid to the holding company by the subsidiary bank.

*2 Including leasing expenses and related costs.

(Personnel expenses + Non-personnel expenses)   (Millions of yen)

Personnel expenses + Non-personnel expenses	551,733	544,454	274,771

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	(*2) Latest Fiscal Term	Total Asset	(*3) Total Borrowing	(*4,*5) SMFG, SMBC portion	Stockholder's Equity	(*5) SMFG, SMBC portion	Operating Profit	Net Income	(*6) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card services	Sep. '05	910.5	363.8	26.0	128.1	85.3	12.3	7.6	Consolidated
SMBC Leasing Company, Limited	Leasing	Sep. '05	1,781.9	1,303.4	125.3	166.5	143.4	14.4	8.8	Consolidated
The Japan Research Institute, Limited	System engineering, data processing management consulting, and economic research	Sep. '05	77.2	15.7	12.4	32.3	20.0	3.6	2.2	Consolidated
SMFG Corporate Recovery Servicer Co., Ltd.	Corporate recovery consulting and servicer	Sep. '05	0.9	-	-	0.8	0.4	0.1	0	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities and derivatives	Sep. '05	11,004.3	6,723.8	1,141.5	423.8	163.2	43.0	26.1	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust management	Sep. '05	18.4	-	-	10.5	8.0	1.7	1.0	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Banking	Sep. '05	2,736.6	76.9	37.0	89.6	4.8	5.1	2.1	Consolidated
Kansai Urban Banking Corporation	Banking	Sep. '05	2,516.5	156.3	29.5	74.5	37.1	9.5	5.3	Consolidated
The Kangin Lease Company, Limited	Leasing	Sep. '05	30.7	24.2	15.1	4.6	-	0.4	0.5	Consolidated
The Japan Net Bank, Limited	Banking	Sep. '05	381.2	133.7	-	8.6	11.4	1.0	1.2	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee	Sep. '05	9,009.6	-	-	122.4	-	7.4	7.4	Consolidated
SAKURA CARD CO., Ltd.	Credit card services	Sep. '05	188.8	37.3	17.8	17.3	12.2	1.8	1.1	Consolidated
SMBC Capital Co., Ltd. (*8)	Venture capital	Sep. '05	17.9	10.5	10.5	6.1	3.2	2.0	1.1	Consolidated
SMBC Consulting Co., Ltd.	Management consulting and information service	Sep. '05	4.7	-	-	2.8	1.8	0.4	0.2	Consolidated
SMBC Finance Service Co., Ltd.	Factoring, loans and collecting agent	Sep. '05	600.6	220.6	215.1	73.3	-	1.3	0.4	Consolidated
YOTSUYA KANRI KABUSHIKI-KAISHA (former SMBC Mortgage Co., Ltd.)	Loans	Sep. '05	10.0	52.4	52.4	(42.5)	0	4.6	4.5	Consolidated
Financial Link Company, Limited	Data processing service and consulting	Sep. '05	0.3	-	-	0.3	-	0.2	0.2	Consolidated
SMBC Friend Securities Co., Ltd.	Securities	Sep. '05	243.5	-	-	127.3	40.8	10.5	6.4	Consolidated
Sakura KCS Corporation	System engineering and data processing	Sep. '05	16.8	0.2	0.2	11.5	1.8	0.3	(1.5)	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing	Sep. '05	12.8	0.8	0.8	7.3	2.2	0.1	0.1	Consolidated
Global Factoring Co., Ltd.	Factoring	Sep. '05	397.7	303.9	303.9	0	-	0	0	Consolidated
Promise Co., Ltd.	Consumer finance	Sep. '05	1,589.8	780.4	43.5	762.3	154.3	49.4	28.6	Equity Method
At-Loan Co., Ltd.	Consumer loans	Sep. '05	127.0	88.0	88.0	18.9	26.7	(3.3)	(3.2)	Equity Method
NIF Ventures Co., Ltd.	Venture capital	Sep. '05	61.8	34.1	6.2	25.0	23.6	(0.1)	0	Equity Method
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust management	Sep. '05	34.8	-	-	16.4	3.4	1.9	1.3	Equity Method
Japan Pension Navigator Co., Ltd.	Operational management of defined contribution pension plans	Sep. '05	1.0	-	-	0.8	0.4	(0.2)	(0.5)	Equity Method
QUOQ Inc.	Shopping credit and credit card business	Sep. '05	909.2	467.8	96.3	45.7	2.9	7.2	4.1	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing	Sep. '05	232.8	183.9	12.7	12.8	-	1.7	0.5	Consolidated
Mazda Auto Leasing Company, Limited	Leasing	Sep. '05	17.3	13.8	2.3	2.2	-	0.3	0.2	Consolidated
Space Service LLC.	Leasing	Sep. '05	5.1	4.0	2.8	0	-	0	0	Consolidated
SBL Partners LLC.	Factoring	Jun. '05	16.3	15.6	15.6	0	-	0	0	Consolidated
HOKKOKU GENERAL LEASING. Co., Ltd.	Leasing	Sep. '05	39.9	34.0	1.0	3.2	0.1	0.4	0.4	Equity Method
The San-in General Lease Company Limited	Leasing	Sep. '05	46.7	33.2	2.9	5.9	0.2	0.7	0.4	Equity Method
Miegin General Leasing Co.Ltd.	Leasing	Sep. '05	12.4	9.9	0.6	1.6	0.1	0.1	0	Equity Method
[Daiwa Securities SMBC Co. Ltd.]										

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business	Currency	(*2) Latest Fiscal Term	Total Asset	(*3) Total Borrowing	(*4,*5) SMFG, SMBC portion	Stockholder's Equity	(*5) SMFG, SMBC portion	Operating Profit	Net Income	(*6) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Banking	US$	Sep. '05	15,172	426	4,534	1,754	1,700	32	23	Consolidated
Manufacturers Bank	Commercial banking	US$	Jun. '05	1,490	108	1	220	283	14	9	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial banking	CAN$	Jul. '05	1,432	42	42	159	122	6	4	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial banking	R$	Jun. '05	861	195	145	273	302	(30)	(30)	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Banking	RPIAH	Jun. '05	5,731	548	2,225	1,152	982	75	46	Consolidated
SMBC Leasing and Finance, Inc.	Leasing	US$	Jun. '05	1,471	200	284	742	690	31	12	Consolidated
SMBC Capital Markets, Inc.	Investment and derivatives	US$	Jun. '05	4,000	423	2,064	894	609	34	16	Consolidated
SMBC Capital Markets Limited	Investment and derivatives	US$	Jun. '05	1,101	105	-	350	300	7	5	Consolidated
Sumitomo Mitsui Finance Australia Limited	Investments	A$	Jun. '05	2,674	2,031	2,381	176	159	12	8	Consolidated
SMBC Securities, Inc.	Securities	US$	Jun. '05	145	100	25	44	40	3	2	Consolidated
SMBC MVI SPC	Investments	US$	Sep. '05	377	345	345	29	30	(0)	(0)	Consolidated
SMBC DIP Limited	Investments	US$	Sep. '05	29	16	28	1	1	0	0	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance	US$	Jun. '05	91	90	88	0	0	0	0	Consolidated
Sakura Finance (Cayman) Limited	Finance	US$	Jun. '05	666	664	403	0	0	0	0	Consolidated
SMBC International Finance N.V.	Finance	US$	Jun. '05	2,161	2,145	1,891	1	0	(0)	(0)	Consolidated
BSL Leasing Co., Ltd.	Leasing	TBAH	Jun. '05	2,919	2,330	342	246	6	42	29	Equity Method
SBCS Company Limited	Investments and consulting	TBAH	Jun. '05	527	257	257	266	14	44	44	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte. Ltd.	Leasing	S$	Jun. '05	181	166	120	5	-	1	1	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing	HK$	Jun. '05	574	475	337	56	-	1	1	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing	TBAH	Jun. '05	4,354	2,438	2,030	198	-	31	21	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing	RM	Jun. '05	146	126	123	6	-	1	(0)	Consolidated
P.T. EXIM SB Leasing	Leasing	RPIAH	Jun. '05	56	179	114	(154)	0	(6)	(6)	Consolidated
[Daiwa Securities SMBC Co. Ltd.]											
Daiwa Securities SMBC Hong Kong Limited	Securities	US$	Sep. '05	738	37	35	88	-	5	5	Equity Method
Daiwa Securities SMBC-Cathay Co., Ltd.	Securities	NT$	Sep. '05	3,729	700	500	2,726	-	121	88	Equity Method

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen (including guarantees) from Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation are indicated in the table.
   Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).
(*2) Consolidated accounting date of latest fiscal term
(*3) Including bonds and commercial papers.
(*4) SMFG, SMBC portion in total borrowing include guarantees.
(*5) Combined figures of Sumitomo Mitsui Financial Group (SMFG) and Sumitomo Mitsui Banking Corporation (SMBC).
(*6) Based on Sumitomo Mitsui Financial Group's consolidated financial results.
(*7) For the companies reporting Operating losses, Net losses or Retained losses, and position in the group strategy of SMFG and SMBC are described in the next page.
(*8) SMBC Capital Co., Ltd. and NIF Ventures Co., Ltd. merged on October 1, 2005. (New company name: NIF SMBC Ventures Co. Ltd.)
(*9) <Scope of consolidation>
   -From this interim term, nine companies including NS Capital Co., Ltd. were newly consolidated due to establishment and other reasons.
   -From this interim term, four companies including WAKASHIO OFFICE SERVICE CO., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation and other reason.
   -From this interim term, six companies including SMLC CENTAURUS CO., LTD. became unconsolidated subsidiaries accounted for by the equity method because they became silent partnerships for lease transactions.
   -From this interim term, SBL Holdings Limited was excluded from the scope of unconsolidated subsidiaries accounted for by the equity method because it was no longer a subsidiary due to liquidation.
   -From this interim term, eight companies including NIF Ventures Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.
   -From this interim term, P.T. Perjahl Leasing Indonesia was excluded from the scope of affiliated companies accounted for by the equity method due to sale of shares.

Details of (*7)

Company name	Strategic position within the Group
The Japan Net Bank, Limited	Internet specialized bank
SMBC Guarantee Co., Ltd.	SMBC's housing loan guarantee subsidiary
SMBC Finance Service Co., Ltd.	Subsidiary to provide finance, factoring and collecting services
YOTSUYA KANRI KABUSHIKI-KAISHA (former SMBC Mortgage Co., Ltd.)	Finance subsidiary
Financial Link Company, Limited	Strategic subsidiary that coordinates financial services such as outsourcing of settlement operations and fund administration with SMBC and group companies
Sakura KCS Corporation	System engineering and data processing business
At-Loan Co., Ltd.	Loan company specialized in consumer loans
NIF Ventures Co., Ltd.	Venture capital
Japan Pension Navigator Co., Ltd.	Core company in defined contribution pension plan business
Space Service LLC.	SPC of SMBC Leasing Company
Banco Sumitomo Mitsui Brasileiro S.A.	SMBC's subsidiary engaged in lending to multinational companies (including Japanese, global companies) in Brazil.
SMBC MVI SPC	SMBC's subsidiary engaged in investment in syndicated loan markets for non-investment grade companies in the U.S.
SMBC International Finance N.V.	Established to enhance capital adequacy of SMBC. Issuing company of SMBC's subordinated guaranteed bonds.
SMBC Leasing (Singapore) Pte. Ltd.	Overseas subsidiary of SMBC Leasing Company
SMBC Leasing (Hong Kong) Limited	Overseas subsidiary of SMBC Leasing Company
SMBC Leasing (Malaysia) Limited	Overseas subsidiary of SMBC Leasing Company
P.T.EXIM SB Leasing	Overseas subsidiary of SMBC Leasing Company

(Table 10) Loans and Bills Discounted [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Balance)   (Billions of yen)

		Mar. 31, '05 Actual (A)	Sep. 30, '05 Actual (B)
Domestic	including Impact loans	46,827.8	46,990.9
	excluding Impact loans	46,222.4	46,347.9
Small- and medium-sized enterprises*	including Impact loans	17,296.3	16,928.2
	excluding Impact loans	17,054.4	16,651.1
Loans with guarantee of credit guarantee corporation		1,479.5	1,355.7
Individuals (excluding business loans)		13,647.5	13,893.7
Housing loans		12,363.8	12,488.9
Others		15,884.0	16,169.0
Overseas		3,239.8	3,958.3
Total		50,067.6	50,949.2

* Small and Medium-sized enterprises = Loans to following enterprises excluding subsidiaries and affiliates
  -Wholesaling enterprise whose capital is JPY 100 million or less or number of employees is 100 or less
  -Services enterprise whose capital is JPY 50 million or less or number of employees is 100 or less
  -Retailing and catering enterprise whose capital is JPY 50 million or less or number of employees is 50 or less
  -Other enterprise whose capital is JPY 300 million or less or number of employees is 300 or less
  -Unincorporated enterprise

(Increase / decrease of balance considering the factors shown below)
                             (Billions of yen)

		1st half, FY05 Actual (B)-(A)+(a)
Domestic	including Impact loans	1,391.7
	excluding Impact loans	1,354.1
Small- and medium-sized enterprises	including Impact loans	239.5
	excluding Impact loans	204.3

(Decreasing factors to be considered)
                             (Billions of yen)

	1st half, FY05 Actual (a)	Small and medium-sized enterprises
Loan losses	578.7	269.1
Direct write-offs*1	228.1	3.5
Direct reduction*2	54.9	27.0
Sales of loans to RCC*3	0.0	0.0
Sales of problem assets to others	137.6	124.0
Others*4	158.1	114.6
Sales and securitization of loans*5	276.7	43.3
Private placement of bonds, etc.*6	373.2	295.2
Subsidiaries etc.*7	0.0	0.0
Total	1,228.6	607.6

(Note) "Impact loans" are not included in the table above.

*1 Direct write-offs which are allowed to be tax deductible.

*2 Direct reduction in this fiscal term.

*3 Sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*4 Decrease through other measures of disposing non-performing loans

*5 Mainly sales and securitization of normal loans.

*6 Amount of credits that are virtually equivalent to loans, such as private placement of bonds, etc.

*7 Loans to consolidated subsidiaries and affiliates under equity method which contribute to encouraging
    smooth provision of credit to small and medium-sized enterprises.

(Table 13) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated	Sep. 30, '05 Actual Non-consolidated	Sep. 30, '05 Actual Consolidated
Bankrupt and quasi-bankrupt assets	448.3	481.0	301.7	394.1
Doubtful assets	924.4	1,074.2	723.8	830.1
Substandard loans	451.9	767.8	380.5	622.1
Sub-total	1,824.6	2,323.0	1,406.0	1,846.3
Normal assets	53,452.6	57,094.8	54,970.7	59,145.1
Total	55,277.2	59,417.8	56,376.7	60,991.4

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated	Sep. 30, '05 Actual Non-consolidated	Sep. 30, '05 Actual Consolidated
General reserve	417.6	633.6	393.2	597.4
Specific reserve	567.6	636.1	375.2	436.1
Loan loss reserve for specific overseas countries	3.9	3.9	3.7	3.7
Sub-total	989.1	1,273.6	772.1	1,037.2
Reserve for possible losses on loans sold to CCPC	-	-	-	-
Total	989.1	1,273.6	772.1	1,037.2

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

(Table 14) Risk-Monitored Loans

(Billions of yen, %)

	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated	Sep. 30, '05 Actual Non-consolidated	Sep. 30, '05 Actual Consolidated
Bankrupt loans (A)	46.0	68.3	72.2	89.7
Non-accrual loans (B)	1,238.0	1,399.0	898.9	1,084.7
Past due loans (3 months or more) (C)	26.9	29.4	51.3	53.8
Restructured loans (D)	425.0	730.7	329.2	560.3
(1) Reduction of original interest rate	54.4	61.4	43.9	50.7
(2) Forbearance of interest payments	0.0	0.3	0.0	0.1
(3) Loans to supported companies	-	-	0.7	0.7
(4) Forbearance of principal repayments	363.4	661.0	284.5	507.9
(5) Others	7.2	8.0	0.1	0.9
Total (E)=(A)+(B)+(C)+(D)	1,735.9	2,227.4	1,351.6	1,788.5
Direct reduction	1,504.6	1,723.8	1,091.6	1,316.9
Ratio <(E) / Total loans>	3.5%	4.1%	2.7%	3.2%

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporatio

(Table 15) Disposition of Problem Assets

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY04 Actual	1st half, FY05 Actual
Credit related costs (A)	1,306.3	154.0
Provision for specific reserve for possible loan losses	474.1	122.7
Write-off of loans and other related losses (C)	836.0	31.5
Write-off of loans	605.8	16.8
Losses on sales of loans to RCC*	0.5	0.2
Losses on bulk sales	137.5	14.5
Losses on debt forgiveness	92.2	-
Provision for reserve for possible losses from loans sold to CCPC	-	-
Provision for reserve for supporting specific borrowers	-	-
Provision for loan loss reserve for specific overseas countries	(3.8)	(0.2)
Provision for general reserve for possible loan losses (B)	(351.5)	(24.3)
Total (A) + (B)	954.8	129.7

<Reference>

Direct write-off of loans already reserved (D)	443.6	431.2
Gross direct write-offs (C) + (D)	1,279.6	462.7

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY04 Actual	1st half, FY05 Actual
Credit related costs (A)	1,398.0	216.0
Provision for specific reserve for possible loan losses	493.9	143.8
Write-off of loans and other related losses (C)	907.9	72.4
Write-off of loans	667.2	42.7
Losses on sales of loans to RCC*	0.6	0.2
Losses on bulk sales	147.9	29.5
Losses on debt forgiveness	92.2	-
Provision for reserve for possible losses from loans sold to CCPC	-	-
Provision for reserve for supporting specific borrowers	-	-
Provision for loan loss reserve for specific overseas countries	(3.8)	(0.2)
Provision for general reserve for possible loan losses (B)	(201.2)	(39.5)
Total (A) + (B)	1,196.8	176.5

<Reference>

Direct write-off of loans already reserved (D)	540.9	456.5
Gross direct write-offs (C) + (D)	1,448.8	528.9

* Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies in 1st half, FY05

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]   (Billions of yen)

Internal grading	Internal grading one year before the bankruptcy		Internal grading six month before the bankruptcy	
	Number of bankruptcies	Outstanding exposure	Number of bankruptcies	Outstanding exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	0	0.0	0	0.0
4A	0	0.0	0	0.0
4B	1	0.1	1	0.1
4C	6	3.1	4	2.0
5A	5	1.1	3	0.9
5B	13	3.2	7	2.5
5C	13	3.0	15	2.4
6	9	3.9	13	4.4
7	39	81.1	40	12.0
8	12	3.5	14	46.4
9	6	23.5	23	105.7
No grading	63	57.4	47	3.5
Total	167	179.9	167	179.9

(Notes) 1. Bankruptcies with credit amount less than JPY 50 million are excluded.

2. "No grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, '05
Bankrupt and quasi-bankrupt assets	301.7
Doubtful assets	723.8
Substandard loans	380.5
Normal assets	54,970.7
Total	56,376.7

(Table 18) Unrealized Gains (Losses) (as of Sep. 30, '05)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	797.4	(7.4)	1.4	8.8
	Bond	787.9	(7.8)	1.0	8.8
	Stock	-	-	-	-
	Other	9.5	0.4	0.4	-
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	1,477.1	116.9	116.9	-
	Bond	-	-	-	-
	Stock	574.1	116.9	116.9	-
	Other	903.0	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	20,888.2	851.6	1,013.9	162.3
	Bond	13,624.3	(80.3)	2.9	83.2
	Stock	3,165.2	945.4	980.1	34.7
	Other	4,098.7	(13.5)	30.9	44.4
	Money held in trust*1	0.8	0.2	0.2	-

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	305.4	286.4	(19.0)	11.8	30.8
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows:
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the fiscal year.
*2 Securities include a following item, which is not categorized as "Securities" in the balance sheet:
Negotiable certificates of deposit included in item "Deposits with banks"
*3 Based on revaluation of land at fair value as of Mar. 31, '98 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Sep. 30, '05.

(Table 18) Unrealized Gains (Losses) (as of Sep. 30, '05)

[Sumitomo Mitsui Financial Group (Consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	823.6	(7.4)	1.4	8.8
	Bond	788.1	(7.8)	1.0	8.8
	Stock	-	-	-	-
	Other	35.5	0.4	0.4	-
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	427.5	31.5	31.5	-
	Bond	-	-	-	-
	Stock	420.2	31.5	31.5	-
	Other	7.3	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	22,457.0	897.7	1,070.4	172.7
	Bond	14,582.2	(83.1)	4.9	88.0
	Stock	3,314.3	992.7	1,031.5	38.8
	Other	4,560.5	(11.9)	34.0	45.9
	Money held in trust*1	0.8	0.2	0.2	-

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	308.7	288.7	(20.0)	11.8	31.8
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the fiscal year.

*2 Securities include a following item, which is not categorized as "Securities" in the balance sheet:
Negotiable certificates of deposit included in item "Deposits with banks"
Beneficiary claims on trust such as receivables included in item "Commercial papers and other debt purchased"

*3 Based on revaluation of land at fair value as of Mar. 31, '98, Mar. 31, '99 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Sep. 30, '05.

(Table 19) Off balance sheet transaction

[Sumitomo Mitsui Financial Group (Consolidated)]

(Billions of yen)

	Contract amount or notional amount		Credit risk equivalent amount	
	Mar. 31, '05	Sep. 30, '05	Mar. 31, '05	Sep. 30, '05
Financial futures contracts	126,102.5	149,632.7	-	-
Interest rate swaps	283,342.9	300,323.4	3,625.8	3,454.9
Currency swaps	18,098.4	19,643.3	1,440.2	1,349.0
Foreign exchange forward contracts	40,194.7	44,155.5	936.1	1,177.7
Interest rate options (buy)	5,635.6	5,296.8	74.0	63.8
Currency options (buy)	2,564.9	2,893.6	181.8	157.2
Other derivative instruments	21,186.5	17,605.3	134.0	181.7
Effect of Master Netting agreements	-	-	(3,136.2)	(3,251.8)
Total	497,125.5	539,550.6	3,255.6	3,132.6

(Note) Figures shown above were computed according to capital adequacy guidelines set by the BIS.

Followings were also added.

- Listed transactions

- Options (sell)

- Transactions for which the original contracts have maturity of 14 days or less

(Table 20) Credit Composition (as of Sep. 30, '05)
[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of yen)

	Counter party with rating equivalent to BBB/Baa or higher	Counter party with rating equivalent to BB/Ba or lower	Others*	Total
Credit risk equivalent	158.3	0.0	3.7	162.0
Credit cost	0.1	0.0	0.1	0.2
Amount of credit risk	0.4	0.0	0.1	0.5

(Note) Tentative calculation for interest rate and foreign currency related derivative transactions with financial
institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit
*Corporations without credit ratings by rating agencies.

平成18年1月6日

各　位

株式会社三井住友フィナンシャルグループ

（コード番号　8316）

新株式発行及び自己株式の処分並びに株式売出しに関するお知らせ

　株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、平成18年1月6日開催の当社取締役会において、新株式発行及び自己株式の処分並びに株式売出しに関し、下記のとおり決議いたしましたので、お知らせいたします。

記

1.　公募による新株式発行（一般募集）

(1)	発行新株式数	当社普通株式　　80,000株
(2)	発行価額	日本証券業協会の定める公正慣習規則第14号第7条の2に規定される方式により平成18年1月23日（月）から平成18年1月25日（水）までのいずれかの日（以下、「発行価格決定日」という。）に決定する。
(3)	発行価額中資本に組入れない額	上記（2）により確定した発行価額から資本に組入れる額を減じた額とする。資本に組入れる額とは、当該発行価額の2分の1の金額とし、計算の結果1円未満の端数が生じたときは、その端数を切り上げるものとする。
(4)	募集方法	本募集（以下、「一般募集」という。）は、国内における一般募集とし、大和証券エスエムビーシー株式会社、ゴールドマン・サックス証券会社東京支店、野村證券株式会社、ＳＭＢＣフレンド証券株式会社、日興シティグループ証券株式会社、新光証券株式会社、東海東京証券株式会社及び岡三証券株式会社（以下、「国内引受会社」と総称する。）に全株式を買取引受けさせる。 なお、一般募集における発行価格（募集価格）は、日本証券業協会の定める公正慣習規則第14号第7条の2に規定される方式により発行価格決定日における株式会社東京証券取引所の終値（当日に終値がない場合は、その日に先立つ直近日の終値）に0.90～1.00を乗じた価格（1円未満端数切捨て）を仮条件として、需要状況を勘案した上で決定する。 一般募集、下記「2.　自己株式の処分（引受人の買取引受けによる売出し）」記載の国内処分及び海外処分並びに下記「3.　当社株式の売出し（オーバーアロットメントによる売出し）」記載のオーバーアロットメントによる売出しのジョイント・グローバル・コーディネーターは大和証券エスエムビーシー株式会社及びGoldman Sachs International とする。 一般募集及び下記「2.　自己株式の処分（引受人の買取引受けによる売出し）」記載の国内処分の共同主幹事会社兼ジョイント・ブックランナーは、大和証券エスエムビーシー株式会社及びゴールドマン・サックス証券会社東京支店とする。
(5)	引受人の対価	引受手数料は支払わず、これに代わるものとして一般募集における発行価格（募集価格）と国内引受会社により当社に払い込まれる金額である発行価額との差額の総額を国内引受会社の手取金とする。
(6)	申込期間	平成18年1月26日（木）から平成18年1月30日（月）まで。 なお、需要状況を勘案した上で申込期間を繰り上げることがあり、最も繰り上がった場合は、平成18年1月24日（火）から平成18年1月26日（木）までとなる。

(7)　払　込　期　日　　　平成18年1月31日（火）から平成18年2月2日（木）までのいずれかの日。すなわち、上記（6）記載のとおり、需要状況を勘案した上で申込期間を繰り上げることがあり、それに伴って払込期日が最も繰り上がった場合は、平成18年1月31日（火）となる。

(8)　配　当　起　算　日　　　平成17年10月1日（土）

(9)　申　込　証　拠　金　　　一般募集における発行価格（募集価格）と同一の金額とする。

(10)　申　込　株　数　単　位　　　1株

(11)　発行価額、発行価格（募集価格）、その他一般募集に必要な一切の事項の決定は、代表取締役に一任する。

(12)　前記各号については、証券取引法による届出の効力発生を条件とする。

(13)　下記「2. 自己株式の処分（引受人の買取引受けによる売出し）」記載の国内処分又は海外処分が中止となる場合は、一般募集も中止する。

2.　自己株式の処分（引受人の買取引受けによる売出し）

(1)　処　分　株　式　数　　　当社普通株式　　400,000株
上記処分株式数は、下記(3)①記載の国内処分と下記(3)②記載の海外処分における処分株式数の合計であり、国内191,500株、海外208,500株を目途に行うが、最終的な内訳は総処分株式数400,000株の範囲内で需要状況を勘案の上、下記(2)記載の売出価格決定日に決定される予定である。

(2)　処　分　価　額　　　日本証券業協会の定める公正慣習規則第14号第7条の2に規定される方式により平成18年1月23日（月）から平成18年1月25日（水）までのいずれかの日（以下、「売出価格決定日」という。）に決定する。なお、処分価額は、上記「1. 公募による新株式発行（一般募集）」(2)記載の一般募集における発行価額と同一とする。

(3)　処　分　方　法　　　①国内市場における自己株式の処分
売出しとし、国内市場における自己株式の処分（以下、「国内処分」という。）については、国内引受会社に国内処分分の全株式を買取引受けさせる。
②海外市場における自己株式の処分
売出しとし、米国及び欧州を中心とする海外市場における自己株式の処分（以下、「海外処分」という。ただし、米国においては1933年米国証券法ルール144Aに基づく適格機関投資家に対する販売のみとする。）については、Goldman Sachs International、Daiwa Securities SMBC Europe Limited、Morgan Stanley & Co. International Limited、UBS Limited、Nomura International plc、Deutsche Bank AG, London Branch、J.P. Morgan Securities Ltd.、Lehman Brothers International (Europe)及び Merrill Lynch International（以下、「海外引受会社」と総称する。）に海外処分分の全株式を総額個別買取引受けさせる。
③売出価格は、日本証券業協会の定める公正慣習規則第14号第7条の2に規定される方式により売出価格決定日における株式会社東京証券取引所の終値（当日に終値のない場合は、その日に先立つ直近日の終値）に0.90～1.00を乗じた価格（1円未満端数切捨て）を仮条件として、需要状況を勘案した上で決定する。なお、売出価格は、上記「1. 公募による新株式発行（一般募集）」(4)記載の一般募集における発行価格（募集価格）と同一とする。
海外処分の共同主幹事会社兼ジョイント・ブックランナーは、Goldman Sachs International 及び Daiwa Securities SMBC Europe Limited とする。

(4)　引　受　人　の　対　価　　　引受手数料は支払わず、これに代わるものとして売出価格と国内引受会社及び海外引受会社により当社に払い込まれる金額である処分価額との差額の総額を国内引受会社及び海外引受会社の手取金とする。

(5)	申 込 期 間（国内）	平成18年1月26日（木）から平成18年1月30日（月）まで。 なお、需要状況を勘案した上で申込期間を繰り上げることがあり、最も繰り上がった場合は、平成18年1月24日（火）から平成18年1月26日（木）までとなる。申込期間は、上記「1. 公募による新株式発行（一般募集）」（6）記載の一般募集における申込期間と同一とする。
(6)	払 込 期 日	平成18年1月31日（火）から平成18年2月2日（木）までのいずれかの日。 すなわち、上記（5）記載のとおり、需要状況を勘案した上で申込期間を繰り上げることがあり、それに伴って払込期日が最も繰り上がった場合には、平成18年1月31日（火）となる。払込期日は、上記「1. 公募による新株式発行（一般募集）」（7）記載の一般募集における払込期日と同一とする。
(7)	受 渡 期 日	平成18年2月1日（水）から平成18年2月3日（金）までのいずれかの日。 すなわち、上記（5）記載のとおり、需要状況を勘案した上で申込期間を繰り上げることがあり、それに伴って受渡期日が最も繰り上がった場合には、平成18年2月1日（水）となる。
(8)	申 込 証 拠 金	売出価格と同一の金額とする。
(9)	申 込 株 数 単 位	1株
(10)	処分価額、売出価格、その他国内処分及び海外処分に必要な一切の事項の決定は、代表取締役に一任する。	
(11)	国内処分に関しては、証券取引法による届出の効力発生を条件とする。	
(12)	上記「1. 公募による新株式発行（一般募集）」記載の一般募集が中止となる場合は、国内処分及び海外処分も中止する。	

3. 当社株式の売出し（オーバーアロットメントによる売出し）　（後記＜ご参考＞1.　ご参照）

(1)	売 出 株 式 数	当社普通株式　40,700株 なお、上記売出株式数は上限を示したものであり、需要状況により減少し、又はオーバーアロットメントによる売出しそのものが中止される場合がある。また、上記売出株式数は、需要状況を勘案し、上記「1. 公募による新株式発行（一般募集）」（2）記載の一般募集における発行価格決定日に決定される。
(2)	売 出 人 及び売出株式数	大和証券エスエムビーシー株式会社　40,700株
(3)	売 出 価 格	上記「1. 公募による新株式発行（一般募集）」（4）記載の一般募集における発行価格（募集価格）並びに上記「2. 自己株式の処分（引受人の買取引受けによる売出し）」（3）記載の国内処分及び海外処分における売出価格と同一とする。
(4)	売 出 方 法	上記「1. 公募による新株式発行（一般募集）」記載の一般募集における需要状況を勘案した上で、大和証券エスエムビーシー株式会社が、当社株主より借り受ける予定の当社株式について追加的に売出しを行う。
(5)	申 込 期 間	上記「1. 公募による新株式発行（一般募集）」（6）記載の一般募集における申込期間及び「2. 自己株式の処分（引受人の買取引受けによる売出し）」（5）記載の国内処分における申込期間と同一とする。
(6)	受 渡 期 日	上記「2. 自己株式の処分（引受人の買取引受けによる売出し）」（7）記載の国内処分及び海外処分における受渡期日と同一とする。
(7)	申 込 証 拠 金	売出価格と同一の金額とする。
(8)	申 込 株 数 単 位	1株
(9)	売出価格、その他本株式の売出しに必要な一切の事項の決定は、代表取締役に一任する。	
(10)	前記各号に関しては、証券取引法による届出の効力発生を条件とする。	

(11) 上記「1. 公募による新株式発行(一般募集)」記載の一般募集及び上記「2. 自己株式の処分（引受人の買取引受けによる売出し）」(3) ①記載の国内処分が中止となる場合は、オーバーアロットメントによる売出しも中止する。

4. 第三者割当による新株式発行

（上記「3. 当社株式の売出し（オーバーアロットメントによる売出し）」に関連して行う第三者割当増資）

（後記＜ご参考＞ 1. ご参照）

(1) 発 行 新 株 式 数　　当社普通株式　　　40,700株

(2) 発 行 価 額　　上記「1. 公募による新株式発行(一般募集)」(2)記載の一般募集における発行価額と同一とする。

(3) 発行価額中資本に組入れない額　　上記 (2) により確定した発行価額から資本に組入れる額を減じた額とする。資本に組入れる額とは、当該発行価額の2分の1の金額とし、計算の結果1円未満の端数が生じたときは、その端数を切り上げるものとする。

(4) 申 込 期 間　　平成18年2月28日（火）

(5) 払 込 期 日　　平成18年2月28日（火）

(6) 割 当 先 及 び割 当 株 式 数　　大和証券エスエムビーシー株式会社　　　40,700株

(7) 配 当 起 算 日　　平成17年10月1日（土）

(8) 申 込 株 数 単 位　　1株

(9) 上記(4)記載の申込期間内に申込みのない株式については、発行を取り止めるものとする。

(10) 発行価額、その他本第三者割当による新株式発行に必要な一切の事項の決定は、代表取締役に一任する。

(11) 前記各号については、証券取引法による届出の効力発生を条件とする。

(12) 上記「1. 公募による新株式発行(一般募集)」記載の一般募集又は上記「2. 自己株式の処分（引受人の買取引受けによる売出し）」(3) ①記載の国内処分が中止となる場合、本第三者割当による新株式発行も中止する。

以　　上

<ご参考>

1. オーバーアロットメントによる売出しについて

今回の新株式発行及び自己株式の処分におきましては、上記「1. 公募による新株式発行(一般募集)」記載の一般募集及び「2. 自己株式の処分(引受人の買取引受けによる売出し)」記載の国内処分及び海外処分の他に、上記「3. 当社株式の売出し(オーバーアロットメントによる売出し)」記載のオーバーアロットメントによる売出しを予定しております。

オーバーアロットメントによる売出しは、一般募集及び国内処分にあたり、その需要状況を勘案し、大和証券エスエムビーシー株式会社が行う国内における売出しであります。したがいまして、オーバーアロットメントによる売出しの売出株式数は上限を示したものであり、需要状況により減少し、又は売出しそのものが中止される場合があります。

オーバーアロットメントによる売出しの対象となる当社普通株式は、オーバーアロットメントによる売出しのために、大和証券エスエムビーシー株式会社が当社株主より借り受ける当社普通株式(以下、「貸借株式」という。)であります。

これに関連して、当社は平成18年1月6日(金)開催の取締役会において、上記「4. 第三者割当による新株式発行」記載のとおり、大和証券エスエムビーシー株式会社を割当先とする当社普通株式40,700株の第三者割当増資を平成18年2月28日(火)を払込期日として行うことを決議しております。

大和証券エスエムビーシー株式会社は、一般募集、国内処分及びオーバーアロットメントによる売出しの申込期間(以下、「申込期間」という。)中、当社普通株式について安定操作取引を行うことがあり、当該安定操作取引で買い付けた株式を貸借株式の返還に充当する場合があります。

また、大和証券エスエムビーシー株式会社は、申込期間終了日の翌日から平成18年2月24日(金)までの間、オーバーアロットメントによる売出しを行う株式数を上限として、株式会社東京証券取引所において当社普通株式の買付け(以下、「シンジケートカバー取引」という。)を行う場合があります。その場合、当該シンジケートカバー取引で買い付けられた株式は貸借株式の返還に充当されます。

なお、大和証券エスエムビーシー株式会社は、オーバーアロットメントによる売出しを行った株式数から安定操作取引及びシンジケートカバー取引に係る貸借株式への返還に充当する株式数を減じた株式数について、上記「4. 第三者割当による新株式発行」記載の第三者割当増資に係る割当に応じる予定であります。

そのため上記「4. 第三者割当による新株式発行」記載の第三者割当増資における発行新株式数の全部又は一部につき申込みが行われず、その結果、失権により上記「4. 第三者割当による新株式発行」記載の第三者割当増資における最終的な発行新株式数がその限度で減少し、又は発行そのものが全く行われない場合があります。

上記の取引に関しては、大和証券エスエムビーシー株式会社が、ゴールドマン・サックス証券会社東京支店と協議の上でこれを行います。

2. 今回の公募増資及び第三者割当増資による発行済株式総数の推移

(1)	現在の発行済株式総数	普通株式	7,303,472.77株
	(平成17年9月30日現在)	第一種優先株式	35,000株
		第二種優先株式	100,000株
		第三種優先株式	695,000株
		第四種優先株式	50,100株
		第五種優先株式	ー株
		第六種優先株式	70,001株
		合計	8,253,573.77株
(2)	公募増資による増加株式数	普通株式	80,000株

(3)	公募増資後発行済株式総数	普通株式	7,383,472.77株
		第一種優先株式	35,000株
		第二種優先株式	100,000株
		第三種優先株式	695,000株
		第四種優先株式	50,100株
		第五種優先株式	－株
		第六種優先株式	70,001株
		合計	8,333,573.77株
(4)	第三者割当増資による増加株式数	普通株式	40,700株
(5)	第三者割当増資後発行済株式総数	普通株式	7,424,172.77株
		第一種優先株式	35,000株
		第二種優先株式	100,000株
		第三種優先株式	695,000株
		第四種優先株式	50,100株
		第五種優先株式	－株
		第六種優先株式	70,001株
		合計	8,374,273.77株

(注) 1. 第三者割当増資による増加株式数及び第三者割当増資後発行済株式総数は、前記「1. オーバーアロットメントによる売出しについて」記載のとおり、変更する可能性があります。

2. 発行済株式総数は新株予約権の行使及び優先株式の普通株式への転換により増加する可能性があります。

3. 今回の自己株式の処分による自己株式数の推移

(1) 現在の自己株式数（平成17年9月30日現在）　　　405,731.04株

(2) 処分株式数　　　400,000株

(3) 処分後の自己株式数　　　5,731.04株

(注) 処分後の自己株式数は新株予約権の行使、優先株式の普通株式への転換及び商法に基づく端株売渡請求権の行使により減少する可能性があります。

4. 調達資金の使途

(1) 今回調達資金の使途

今回の公募増資による手取概算額95,937百万円、自己株式の処分（国内処分分）による手取概算額230,956百万円、自己株式の処分（海外処分分）による手取概算額251,138百万円及び第三者割当増資による手取概算額上限48,811百万円については、一般運転資金に充当する予定であります。

なお、公募増資、自己株式の処分（国内処分及び海外処分）及び第三者割当増資による資本調達は、自己資本の増強を通じて、公的資金の早期返済や、その後の経営資源の戦略的投入及び株主への利益還元を含む資本政策に関する経営上の柔軟性向上に資するものであります。

(2) 前回調達資金の使途の変更

該当事項はありません。

(3) 業績に与える見通し

今後の更なる成長を支えるための資本基盤の強化等に資するものと考えております。

5. 株主への利益配分等
  (1) 利益配分に関する基本方針
    銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。
  (2) 配当決定に当たっての考え方
    上記の基本方針に基づき、当社業績、経済情勢等を総合的に勘案し、決定いたします。
  (3) 内部留保資金の使途
    上記の基本方針に基づき、グループ収益力の強化を通じて内部留保の蓄積を進め、公的資金の早期返済を踏まえた自己資本の充実に目処をつけた上で、より株主重視の考え方に則った対応を展望してまいりたいと考えております。
  (4) 過去3決算期間の配当状況等

(単体)	平成15年3月期	平成16年3月期	平成17年3月期
1株当たり当期純利益	18,918.33 円	3,704.49 円	38,302.88 円
1株当たり年間配当金 (うち1株当たり中間配当金)			
普通株式	3,000 円(―)	3,000 円(―)	3,000 円(―)
第一種優先株式	10,500 円(―)	10,500 円(―)	10,500 円(―)
第二種優先株式	28,500 円(―)	28,500 円(―)	28,500 円(―)
第三種優先株式	13,700 円(―)	13,700 円(―)	13,700 円(―)
第四種優先株式			
(第1回から第12回)	19,500 円(―)	135,000 円(―)	135,000 円(―)
(第13回)	3,750 円(―)	67,500 円(―)	67,500 円(―)
第五種優先株式	―	―	―
第六種優先株式(第1回)	―	―	728 円(―)
配当性向	15.98%	80.97%	7.81%
株主資本当期純利益率	8.52%	1.57%	15.47%
株主資本配当率	1.28%	1.26%	1.14%

(注) 1. 各決算期の1株当たり当期純利益は、当期純利益から当期優先株式配当金総額を控除した金額を期中平均株式数(除く自己株式)で除した数値であります。
    2. 各決算期の配当性向は、当期普通株式配当金総額を、当期純利益から当期優先株式配当金総額を控除した金額で除して算出しております。
    3. 各決算期の株主資本当期純利益率は、当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均純資産額で除して算出しております。
    4. 各決算期の株主資本配当率は、当期普通株式配当金総額を、期末株主資本から期末発行済優先株式数に当該優先株式の発行価額を乗じた金額を控除した金額で除した数値であります。

(連結)	平成15年3月期	平成16年3月期	平成17年3月期
1株当たり当期純損益	△84,324.98 円	52,314.75 円	△44,388.07 円
株主資本当期純利益率	―	31.68%	―

(注) 各決算期の株主資本当期純利益率は、連結当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均連結純資産額で除して算出しております。なお、平成15年3月期及び平成17年3月期は連結当期純損失が計上されているため、記載しておりません。

(5) 過去の利益配分ルールの遵守状況

　　該当事項はありません。

6. その他

(1) 配分先の指定

　　該当事項はありません。

(2) 潜在株式による希薄化情報等

株式会社三井住友銀行が、平成14年6月27日開催の第1期定時株主総会の特別決議に基づいて商法第280条ノ20及び同法第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年8月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年9月27日開催の臨時株主総会(普通株式に係る種類株主総会を兼ねる。)において、承認可決されました。なお、当社が承継した新株予約権の内容は次のとおりであります。

下記の新株予約権の目的となる株式の数(1,303株)は、今回の公募増資及び第三者割当増資後の発行済普通株式総数(上記<ご参考> 2.(注)1.及び2.を参照のこと)の0.02%に相当します。

(平成17年12月31日現在)

株主総会の決議	平成14年6月27日
新株予約権の数(未行使個数)	1,303個
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,303株
新株予約権の行使時の払込金額	1株当たり　　　　673,000円
新株予約権の行使期間	平成16年6月28日から 平成24年6月27日まで
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　　　673,000円 資本組入額　　　337,000円
新株予約権の行使の条件	① 新株予約権者は、権利行使時において当社又は株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ② 新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

上記<ご参考> 2.(1)記載のとおり、当社は、第一種ないし第四種優先株式及び第六種優先株式を発行しており、このうち、第一種ないし第四種優先株式については、普通株式への転換が可能であります。平成17年9月30日現在発行している第一種ないし第四種優先株式のすべてがそれぞれ平成17年9月30日現在において有効な転換価額で転換された場合(但し、第三種優先株式については、平成17年10月1日に転換価額が修正されているため、同日以降有効な転換価額で転換されたと仮定)、かかる転換

により発行される普通株式の総数は 1,730,399.30 株となります。これは、今回の公募増資及び第三者割当増資後の発行済普通株式総数（上記　＜ご参考＞ 2.（注）1.及び 2.を参照のこと）の 23.31％に相当します。

(3) 過去３年間に行われたエクイティ・ファイナンスの状況等

① エクイティ・ファイナンスの状況

i　第 1 回ないし第 12 回第四種優先株式

発行新株式数	各回につき 4,175 株
	（合計 50,100 株）
発行総額	各回につき 125.25 億円
	（合計 1,503 億円）
発行日	平成 15 年 2 月 8 日
転換価格	322,300 円

ii　第 13 回第四種優先株式

発行新株式数	115,000 株
発行総額	3,450 億円
発行日	平成 15 年 3 月 12 日
転換価格	312,000 円

＊上記優先株式につきましては、平成 17 年 7 月 11 日までにすべて当社普通株式に転換されております。

iii　第 1 回第六種優先株式

発行新株式数	70,001 株
発行総額	2,100.03 億円
発行日	平成 17 年 3 月 29 日

＊上記優先株式には、当社普通株式への転換権は付されておりません。

② 過去３決算期間の株価の推移

	平成 15 年 3 月期	平成 16 年 3 月期	平成 17 年 3 月期	平成 18 年 3 月期
始　　値	411,000 円	208,000 円	779,000 円	720,000 円
高　　値	452,000 円	780,000 円	854,000 円	1,300,000 円
安　　値	206,000 円	162,000 円	599,000 円	659,000 円
終　　値	212,000 円	770,000 円	726,000 円	1,240,000 円
株価収益率	11.21 倍	207.86 倍	18.95 倍	―

(注) 1. 平成 18 年 3 月期の株価については、平成 18 年 1 月 5 日現在で表示しています。
　　 2. 株価は東京証券取引所市場第一部におけるものであります。
　　 3. 株価収益率は、決算期末の株価（終値）を決算期末の 1 株当たり当期純利益で除した数値であります。

以　　上

平成 18 年 1 月 23 日

各　位

株式会社三井住友フィナンシャルグループ

（コード番号　8316）

発行価格及び売出価格等決定に関するお知らせ

　平成 18 年 1 月 6 日開催の当社取締役会において決議いたしました新株式発行及び自己株式の処分並びに株式売出しに関し、発行価格及び売出価格等を下記のとおり決定いたしましたのでお知らせいたします。

記

1. 公募による新株式発行（一般募集）

(1)	発行価格	1 株につき金 1,166,200 円
(2)	発行価格の総額	93,296,000,000 円
(3)	発行価額	1 株につき金 1,130,500 円
(4)	発行価額の総額	90,440,000,000 円
(5)	発行価額中資本に組入れない額	1 株につき金 565,250 円
(6)	申込期間	平成 18 年 1 月 24 日（火）～平成 18 年 1 月 26 日（木）
(7)	払込期日	平成 18 年 1 月 31 日（火）

　（注）引受人は発行価額で買取引受けを行い、発行価格で募集を行います。

2. 自己株式の処分（引受人の買取引受けによる売出し）

(1)	処分株式数	400,000 株
		（国内処分 183,900 株）
		（海外処分 216,100 株）
(2)	売出価格	1 株につき金 1,166,200 円
(3)	売出価格の総額	466,480,000,000 円
(4)	処分価額	1 株につき金 1,130,500 円
(5)	処分価額の総額	452,200,000,000 円
(6)	申込期間（国内）	平成 18 年 1 月 24 日（火）～平成 18 年 1 月 26 日（木）
(7)	払込期日	平成 18 年 1 月 31 日（火）
(8)	受渡期日	平成 18 年 2 月 1 日（水）

　（注）引受人は処分価額で買取引受けを行い、売出価格で売出しを行います。

3. 当社株式の売出し（オーバーアロットメントによる売出し）（下記＜ご参考＞2. ご参照）

(1)	売出株式数	40,700 株
(2)	売出価格	1 株につき金 1,166,200 円
(3)	売出価格の総額	47,464,340,000 円
(4)	申込期間	平成 18 年 1 月 24 日（火）～平成 18 年 1 月 26 日（木）
(5)	受渡期日	平成 18 年 2 月 1 日（水）

4. 第三者割当による新株式発行

（上記「3. 当社株式の売出し（オーバーアロットメントによる売出し）」に関連して行う第三者割当増資）（下記＜ご参考＞ 2. ご参照）

(1)	発行価額	1株につき金1,130,500円
(2)	発行価額の総額（上限）	46,011,350,000 円
(3)	発行価額中資本に組入れない額	1株につき金565,250円
(4)	申込期間	平成18年2月28日（火）
(5)	払込期日	平成18年2月28日（火）

以　上

＜ご参考＞

1. 発行価格及び売出価格の算定

(1)	算定基準日及びその価格	平成18年1月23日	1,190,000 円
(2)	ディスカウント率		2.00%

2. オーバーアロットメントによる売出しについて

上記「3. 当社株式の売出し（オーバーアロットメントによる売出し）」に記載のオーバーアロットメントによる売出しの対象となる当社普通株式は、オーバーアロットメントによる売出しのために、大和証券エスエムビーシー株式会社が当社株主より借り受ける当社普通株式（以下「貸借株式」という。）であります。

これに関連して、当社は平成18年1月6日（金）開催の取締役会において、上記「4. 第三者割当による新株式発行」に記載のとおり、大和証券エスエムビーシー株式会社を割当先とする当社普通株式40,700株の第三者割当増資（以下「第三者割当増資」という。）を平成18年2月28日（火）を払込期日として行うことを決議しております。

大和証券エスエムビーシー株式会社は、平成18年1月24日（火）から平成18年1月26日（木）までの間、当社普通株式について安定操作取引を行うことがあり、当該安定操作取引で買い付けた株式を貸借株式の返還に充当する場合があります。

また、大和証券エスエムビーシー株式会社は、平成18年1月27日（金）から平成18年2月24日（金）までの間、オーバーアロットメントによる売出しを行う株式数を上限として、株式会社東京証券取引所において当社普通株式の買付け（以下「シンジケートカバー取引」という。）を行う場合があります。その場合、当該シンジケートカバー取引で買い付けられた株式は貸借株式の返還に充当されます。

なお、大和証券エスエムビーシー株式会社は、オーバーアロットメントによる売出しを行った株式数から安定操作取引及びシンジケートカバー取引に係る貸借株式への返還に充当する株式数を減じた株式数について、上記「4. 第三者割当による新株式発行」記載の第三者割当増資に係る割当てに応じる予定であります。

そのため上記「4. 第三者割当による新株式発行」記載の第三者割当増資における発行新株式数の全部又は一部につき申込みが行われず、その結果、失権により上記「4. 第三者割当による新株式発行」記載の第三者割当増資における最終的な発行新株式数がその限度で減少し、又は発行そのものが全く行われない場合があります。

上記の取引に関しては、大和証券エスエムビーシー株式会社が、ゴールドマン・サックス証券会社東京支店と協議の上でこれを行います。

3. 調達資金の使途

今回の公募増資による手取概算額89,891百万円、自己株式の処分（国内処分分）による手取概算額207,816.95百万円、自己株式の処分（海外処分分）による手取概算額243,884.05百万円及び第三者割当増資による手取概算額上限45,735.35百万円については、一般運転資金に充当する予定であります。

なお、公募増資、自己株式の処分（国内処分及び海外処分）及び第三者割当増資による資本調達は、自己資本の増強を通じて、公的資金の早期返済や、その後の経営資源の戦略的投入及び株主への利益還元を含む資本政策に関する経営上の柔軟性向上に資するものであります。

以　　上

平成１８年１月３１日

各　位


株式会社 三井住友フィナンシャルグループ

（コード番号 8316）


優先株式の転換価額及び下限転換価額の調整に関するお知らせ

　　株式会社三井住友フィナンシャルグループ（社長　北山禎介）が発行しております第一種、第二種、第三種及び第１－１２回第四種優先株式の転換価額、ならびに第一種、第二種、第三種及び第１－１２回第四種優先株式の下限転換価額は、当該優先株式についての転換の定めに基づき、下記のとおり調整されることとなりましたので、お知らせいたします。


記


１．転換価額の調整

（銘　柄）	（調整後転換価額）	（調整前転換価額）
第一種優先株式	943,000 円	947,100 円
第二種優先株式	943,000 円	947,100 円
第三種優先株式	827,300 円	830,900 円
第１－１２回第四種優先株式	320,900 円	322,300 円

２．下限転換価額の調整

（銘　柄）	（調整後下限転換価額）	（調整前下限転換価額）
第一種優先株式	943,000 円	947,100 円
第二種優先株式	943,000 円	947,100 円
第三種優先株式	248,600 円	249,700 円
第１－１２回第四種優先株式	105,800 円	106,300 円

３．適用日　　　　　　　　平成１８年２月１日以降


以　　上



＜本件に関するお問い合わせ先＞

広報部　内藤　　TEL 03-5512-2672


Sumitomo Mitsui Financial Group, Inc.

Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc.

Tokyo, January 31, 2006 --- Sumitomo Mitsui Financial Group, Inc. (President: Teisuke Kitayama) hereby announces that the conversion price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock, and the conversion floor price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock will be adjusted as set out below in accordance with the terms and conditions of each of the preferred stocks.

PARTICULARS

1. Adjustments of Conversion Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 943,000	JPY 947,100
Type 2	JPY 943,000	JPY 947,100
Type 3	JPY 827,300	JPY 830,900
First to Twelfth Series Type 4	JPY 320,900	JPY 322,300

2. Adjustments of Conversion Floor Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 943,000	JPY 947,100
Type 2	JPY 943,000	JPY 947,100
Type 3	JPY 248,600	JPY 249,700
First to Twelfth Series Type 4	JPY 105,800	JPY 106,300

3. Effective Date: February 1, 2006

This "Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." is published in order to publicly announce the

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年1月6日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　北 山 禎 介
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　正 脇 久 昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 　（東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 　（大阪市中央区北浜一丁目8番16号） 株式会社名古屋証券取引所 （名古屋市中区栄三丁目3番17号）

1【提出理由】

平成18年1月6日開催の当社取締役会において、当社普通株式について、米国及び欧州を中心とする海外市場において売出し（ただし、米国においては1933年米国証券法ルール144Aに基づく適格機関投資家に対する販売のみとする。以下「海外売出し」という。）を行うことを決議いたしましたので、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第1号の規定に基づき、本臨時報告書を提出するものであります。

2【報告内容】

(1) 株式の種類　　　　　　当社普通株式

(2) 売出数　　　　　　　　208,500株（予定）
（注）売出数は、海外売出しと同時に行われる予定の当社普通株式の国内市場における売出しにおける売出株数との合計株数が400,000株となる範囲内で需要状況等を勘案の上、平成18年1月23日（月）から平成18年1月25日（水）までのいずれかの日（以下「売出価格決定日」という。）に決定される予定であります。

(3) 売出価格　　　　　　　未定
（注）売出価格は、日本証券業協会の定める公正慣習規則第14号第7条の2に規定される方式により、売出価格決定日における株式会社東京証券取引所における当社普通株式の終値（当日に終値がない場合には、その日に先立つ直近日の終値）に0.90～1.00を乗じた価格（1円未満端数切捨て）を仮条件として、需要状況等を勘案した上で、売出価格決定日に決定される予定であります。

(4) 売出価額の総額　　　　未定

(5) 売出方法　　　　　　　下記(7) に記載の引受人の総額個別買取引受けによる売出し

(6) 売出人の名称　　　　　株式会社三井住友フィナンシャルグループ

(7) 引受人の名称　　　　　（共同主幹事会社兼ジョイント・ブックランナー）
Goldman Sachs International
Daiwa Securities SMBC Europe Limited
（海外引受会社）
Morgan Stanley & Co. International Limited
UBS Limited
Nomura International plc
Deutsche Bank AG, London Branch
J.P. Morgan Securities Ltd.
Lehman Brothers International (Europe)
Merrill Lynch International

(8) 売出しを行う地域　　　米国及び欧州を中心とする海外市場（ただし、米国においては1933年米国証券法ルール144Aに基づく適格機関投資家に対する販売のみとする。）

(9) 受渡年月日　　　　　　平成18年2月3日（金）
但し、需要状況等を勘案した上で繰り上げることがあり、最も繰り上がった場合には平成18年2月1日（水）となります。

(10) 当該有価証券を証券　　該当事項はありません。
　　取引所に上場しよう
　　とする場合における
　　当該取引所の名称

(11) その他の事項　　　　　発行済株式総数及び資本の額

発行済株式総数	8,253,573.77株
普通株式	7,303,472.77株
第一種優先株式	35,000株
第二種優先株式	100,000株
第三種優先株式	695,000株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第8回第四種優先株式	4,175株

第9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第1回第六種優先株式	70,001株
資本の額	1,352,651百万円

（平成18年1月6日現在）

安定操作に関する事項
1．今回の売出しに伴い、当社の発行する上場株式について、市場価格の動向に応じ必要があるときは、証券取引法施行令第20条第1項に規定する安定操作取引が行われる場合があります。
2．上記の場合に安定操作取引が行われる取引所有価証券市場を開設する証券取引所は、株式会社東京証券取引所、株式会社大阪証券取引所及び株式会社名古屋証券取引所でありますが、これらのうち主たる安定操作取引が行われる取引所有価証券市場を開設する証券取引所は、株式会社東京証券取引所であります。

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc.

Tokyo, January 31, 2006 --- Sumitomo Mitsui Financial Group, Inc. (President: Teisuke Kitayama) hereby announces that the conversion price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock, and the conversion floor price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock will be adjusted as set out below in accordance with the terms and conditions of each of the preferred stocks.

PARTICULARS

1. Adjustments of Conversion Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 943,000	JPY 947,100
Type 2	JPY 943,000	JPY 947,100
Type 3	JPY 827,300	JPY 830,900
First to Twelfth Series Type 4	JPY 320,900	JPY 322,300

2. Adjustments of Conversion Floor Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 943,000	JPY 947,100
Type 2	JPY 943,000	JPY 947,100
Type 3	JPY 248,600	JPY 249,700
First to Twelfth Series Type 4	JPY 105,800	JPY 106,300

3. Effective Date: February 1, 2006

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc.

Tokyo, January 31, 2006 --- Sumitomo Mitsui Financial Group, Inc. (President: Teisuke Kitayama) hereby announces that the conversion price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock, and the conversion floor price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock will be adjusted as set out below in accordance with the terms and conditions of each of the preferred stocks.

PARTICULARS

1. Adjustments of Conversion Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 943,000	JPY 947,100
Type 2	JPY 943,000	JPY 947,100
Type 3	JPY 827,300	JPY 830,900
First to Twelfth Series Type 4	JPY 320,900	JPY 322,300

2. Adjustments of Conversion Floor Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 943,000	JPY 947,100
Type 2	JPY 943,000	JPY 947,100
Type 3	JPY 248,600	JPY 249,700
First to Twelfth Series Type 4	JPY 105,800	JPY 106,300

3. Effective Date: February 1, 2006

This "Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." is published in order to publicly announce the facts herein described, not to solicit anyone into making any investment in or outside of Japan, nor for

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Adjustments of Conversion Price and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc.

Tokyo, January 31, 2006 --- Sumitomo Mitsui Financial Group, Inc. (President: Teisuke Kitayama) hereby announces that the conversion price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock, and the conversion floor price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock will be adjusted as set out below in accordance with the terms and conditions of each of the preferred stocks.

PARTICULARS

1. Adjustments of Conversion Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 943,000	JPY 947,100
Type 2	JPY 943,000	JPY 947,100
Type 3	JPY 827,300	JPY 830,900
First to Twelfth Series Type 4	JPY 320,900	JPY 322,300

2. Adjustments of Conversion Floor Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 943,000	JPY 947,100
Type 2	JPY 943,000	JPY 947,100
Type 3	JPY 248,600	JPY 249,700
First to Twelfth Series Type 4	JPY 105,800	JPY 106,300

3. Effective Date: February 1, 2006

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成18年1月23日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　北 山 禎 介
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　正 脇 久 昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）
	株式会社大阪証券取引所 （大阪市中央区北浜一丁目8番16号）
	株式会社名古屋証券取引所 （名古屋市中区栄三丁目3番17号）

1【臨時報告書の訂正報告書の提出理由】

　　米国及び欧州を中心とする海外市場における当社普通株式の売出し（ただし、米国においては1933年米国証券法ルール144Aに基づく適格機関投資家に対する販売のみとする。以下「海外売出し」という。）に関して、平成18年１月６日付で臨時報告書を提出しておりますが、その記載事項のうち未定とされていた売出条件等が平成18年１月23日に決定されましたので、関係事項の一部を訂正するため、証券取引法第24条の５第５項において準用する同法第７条の規定に基づき、本臨時報告書の訂正報告書を提出するものであります。

2【訂正内容】

　　訂正箇所は＿＿＿＿を付して示しております。

　　　　(2) 売出数

　　　　　　　（訂正前）　　　　208,500株（予定）
　　　　　　　　　　　　　　　　（注）売出数は、海外売出しと同時に行われる予定の当社普通株式の国内市場における売出しにおける売出株数との合計株数が400,000株となる範囲内で需要状況等を勘案の上、平成18年１月23日（月）から平成18年１月25日（水）までのいずれかの日（以下「売出価格決定日」という。）に決定される予定であります。

　　　　　　　（訂正後）　　　　216,100株

　　　　(3) 売出価格

　　　　　　　（訂正前）　　　　未定
　　　　　　　　　　　　　　　　（注）売出価格は、日本証券業協会の定める公正慣習規則第14号第７条の２に規定される方式により、売出価格決定日における株式会社東京証券取引所における当社普通株式の終値（当日に終値がない場合には、その日に先立つ直近日の終値）に0.90～1.00を乗じた価格（１円未満端数切捨て）を仮条件として、需要状況等を勘案した上で、売出価格決定日に決定される予定であります。

　　　　　　　（訂正後）　　　　1,166,200円

　　　　(4) 売出価額の総額

　　　　　　　（訂正前）　　　　未定
　　　　　　　（訂正後）　　　　252,015,820,000円

　　　　(9) 受渡年月日

　　　　　　　（訂正前）　　　　平成18年２月３日（金）
　　　　　　　　　　　　　　　　但し、需要状況等を勘案した上で繰り上げることがあり、最も繰り上がった場合には平成18年２月１日（水）となります。

　　　　　　　（訂正後）　　　　平成18年２月１日（水）

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成18年1月24日
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目1番2号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 　（東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 　（大阪市中央区北浜一丁目8番16号） 株式会社名古屋証券取引所 　（名古屋市中区栄三丁目3番17号）

1【臨時報告書の訂正報告書の提出理由】

　米国及び欧州を中心とする海外市場における当社普通株式の売出し（ただし、米国においては1933年米国証券法ルール144Ａに基づく適格機関投資家に対する販売のみとする。以下「海外売出し」という。）に関して、平成18年1月6日付で臨時報告書を、また、平成18年1月23日付で臨時報告書の訂正報告書をそれぞれ提出しておりますが、海外売出しに係る英文本目論見書及びその抄訳を添付するため、証券取引法第24条の5第5項において準用する同法第7条の規定に基づき、本臨時報告書の訂正報告書を提出するものであります。

2【添付書類】

　別添のとおり、海外売出しに係る平成18年1月23日付の英文本目論見書及びその抄訳を添付書類として提出いたします。

平成 17 年 12 月 2 日

各　位

株式会社　三井住友フィナンシャルグループ

（コード番号　８３１６）

株式会社三井住友銀行に対する公正取引委員会からの勧告について

　当社の連結子会社である株式会社三井住友銀行（頭取　奥　正之、以下「三井住友銀行」という）は、本日、公正取引委員会より、法人のお客さま向けの金利スワップの販売方法について、独占禁止法第 19 条に定める不公正な取引方法の一類型である「優越的地位の濫用」に該当する行為が複数認められたとして、同法第 48 条に基づく「勧告」を受けました。

　金利スワップ取引は、金利上昇時のリスクヘッジを目的として、法人のお客さまに広く利用されている金融商品でありますが、三井住友銀行が、その販売方法に問題があったとして、公正取引委員会より複数の事例につきご指摘を受ける事態となりましたことは、極めて遺憾であり、本件に関し、ご迷惑とご心配をおかけいたしましたことを、深くお詫び申し上げます。

　三井住友銀行は、この度の事態を重く受け止め、今回、ご指摘を受けた事例以外にも、他に同様の事態がないかにつき内部調査を実施し、法令遵守のための諸施策をあらためて徹底するなど再発防止を図るとともに、信頼回復に全力で取り組んでまいる所存でございます。

以　上

【本件に関するお問い合わせ先】

広報部　ＴＥＬ：03-5512-2681

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Recommendation Issued by Fair Trade Commission of Japan to Sumitomo Mitsui Banking Corporation

TOKYO, December 2, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today that its subsidiary, Sumitomo Mitsui Banking Corporation (SMBC, President: Masayuki Oku), received a recommendation issued by the Fair Trade Commission of Japan ("JFTC") based on several violations of Section 19 of the Antimonopoly Act ("Act"), particularly "Abuse of Dominant Bargaining Position" of "Unfair Trade Practices," with respect to the manner in which it marketed interest rate swaps to its corporate clients. The issuance of the recommendation is pursuant to Section 48 of the Act.

Interest rate swaps are used to hedge against rising interest rates and are widely used by corporate clients. SMBC, however, was cited for several instances of problem in how it marketed the financial product. We deeply regret that this incident occurred and sincerely apologize for causing concern to our customers, shareholders and other stakeholders.

SMBC will conduct an internal investigation of the matter, including whether there were other instances besides those cited by the JFTC, and implement strict measures to ensure that such incidents never occur again and to regain the trust of all concerned.

平成 17 年 12 月 12 日

各　　位


株式会社　三井住友フィナンシャルグループ

（コード番号　８３１６）



株式会社三井住友銀行の公正取引委員会からの勧告の応諾について


　当社の連結子会社である株式会社三井住友銀行が、本日別添のプレスリリースを公表しましたので、お知らせします。


以　　上


【本件に関するお問い合わせ先】

広報部　TEL：03-5512-2681

平成 17 年 12 月 12 日

各　位

株式会社　三井住友銀行

公正取引委員会からの勧告の応諾について

　弊行は、平成 17 年 12 月 2 日、公正取引委員会より、法人のお客さま向けの金利スワップの販売方法について、独占禁止法第 19 条に定める不公正な取引方法の一類型である優越的地位の濫用に該当する行為が複数認められたとして、同法第 48 条に基づく勧告を受けましたが、本日開催の弊行取締役会において、当該勧告を応諾することを決議し、公正取引委員会に勧告応諾書を提出いたしましたので、お知らせします。

　弊行は、この度の勧告を真摯に受け止め、法令遵守のための諸施策をあらためて徹底するなど再発防止を図るとともに、信頼回復に全力で取り組んでまいる所存でございます。

以　　上

本件に関するお問い合わせ先

広報部　TEL:03-5512-2681

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation Accepts Recommendation Issued by Fair Trade Commission of Japan

TOKYO, December 12, 2005 --- Sumitomo Mitsui Financial Group, Inc. announced today that its consolidated subsidiary, Sumitomo Mitsui Banking Corporation published the attached press release.

Acceptance of Recommendation Issued by Fair Trade Commission of Japan

TOKYO, December 12, 2005 --- Sumitomo Mitsui Banking Corporation today submitted a letter to the Fair Trade Commission of Japan ("JFTC") accepting the recommendation issued by the JFTC on December 2, 2005, pursuant to Section 48 of the Antimonopoly Act ("Act"), for several violations of Section 19 of the Act, particularly "Abuse of Dominant Bargaining Position" of "Unfair Trade Practices", with respect to the manner in which it marketed interest rate swaps to its corporate clients. The decision to accept the recommendation was resolved at the meeting of board of directors today.

We accept the recommendation with sincerity and will implement strict measures to ensure that such incidents never occur again and endeavor to regain the trust of all concerned.